Use these links to rapidly review the document

INDEX OF FINANCIAL STATEMENTS OF VISALIA COMMUNITY BANK

As filed with the Securities and Exchange Commission on May 8, 2013

Registration Statement No. 333-187260

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTRAL VALLEY COMMUNITY BANCORP
(Exact Name of Registrant as Specified in its Charter)

California	6022	77-0539125
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Daniel J. Doyle
President and Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Bruce F. Dravis, Esq. James K. Dyer, Jr., Esq. Downey Brand LLP 621 Capitol Mall, 18th Floor Sacramento, California 95814 (916) 444-1000 Fax: (916) 444-2100	Keith T. Holmes Esq. King, Holmes, Paterno & Berliner 1900 Avenue of the Stars, Suite 2500 Los Angeles, CA 90067 (310) 282-8989 Fax: (310) 282-8903

        Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the Merger described in the Proxy Statement-Prospectus.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

          If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Calculation of Registration Fee

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1),(2)

Common Stock, no par value	1,262,858 shares	N/A	$8,075,405	$1,101.49

(1)
This Registration Statement relates to 1,262,858 shares of common stock of the Registrant issuable to holders of common stock of Visalia Community Bank in the proposed merger of Visalia Community Bank with and into Central Valley Community Bank, a wholly-owned subsidiary of the Registrant. Assuming conversion of 44,687 outstanding shares of Visalia Community Bank Series B Preferred Stock into 44,687 shares of Visalia Community Bank common stock prior to the merger, Visalia Community Bank would have outstanding 425,009 shares of common stock at the time of the merger. Pursuant to SEC Rule 457(f), the registration fee was computed on the basis of the book value of the common stock of Visalia Community Bank as of the latest practicable date prior to the date of filing this registration statement, net of the estimated cash merger consideration of $11,050,000 to be paid by Registrant to Visalia Community Bank shareholders.

(2)
Estimated for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457, based on a rate of $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Proxy Statement-Prospectus

Central Valley Community Bancorp 7100 N. Financial Drive, Suite 101 Fresno, California 93720 (559) 298-1775	Visalia Community Bank 120 N. Floral Street Visalia, California 93291 (559) 625-8733

        Visalia Community Bank, Central Valley Community Bancorp and Central Valley Community Bank ("CVC Bank"), a wholly-owned subsidiary of Central Valley Community Bancorp, entered into a merger agreement on December 19, 2012. The merger will result in Visalia Community Bank being merged with and into CVC Bank, with CVC Bank being the surviving bank in the merger. A copy of that agreement is attached as Appendix A to this proxy statement-prospectus.

        In the merger, each share of common stock of Visalia Community Bank will be converted into (i) 2.971 shares of Central Valley Community Bancorp, or an aggregate of 1,262,858 shares of Central Valley Community Bancorp common stock and (ii) $26.00 in cash, or an aggregate of approximately $11,050,000 subject to change depending on various factors discussed in the section of this proxy statement-prospectus entitled "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders." The market value of the merger consideration will fluctuate with the market price of the common stock of Central Valley Community Bancorp and will not be known at the time you vote on the merger. On                                , 2013, the last practicable trading date before the date of this proxy statement-prospectus, the closing share price of the common stock of Central Valley Community Bancorp was $                 per share as reported on the Nasdaq Capital Market. If the merger had become effective as of                                , 2013, the value of the aggregate merger consideration would have been approximately $                                or $                per share for each share of common stock of Visalia Community Bank.

        We are sending you this proxy statement-prospectus to notify you and invite you to a special shareholders' meeting for the purpose of approving the merger transaction. The special meeting of Visalia Community Bank shareholders will be held on                        , 2013 at the main office of Visalia Community Bank at 120 N. Floral Street, Visalia, California 93291 at                        . If you are not able to attend, a proxy authorizing someone else to vote for you in the way that you specify is enclosed.

        At the special shareholders meeting, in addition to approval of the merger, shareholders also will be asked to approve a certificate of amendment to the Certificate of Determination ("Certificate of Amendment") that created the Series B Preferred Stock of Visalia Community Bank ("Series B Preferred Stock") to provide for the mandatory conversion of the Series B Preferred Stock into the common stock of Visalia Community Bank on a share for share basis immediately prior to the effective time of the merger. Under the merger agreement, it is a condition to the merger that all outstanding shares of Series B Preferred Stock shall have been converted into common stock or redeemed prior to the consummation of the merger.

        If the merger described herein is not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share, the redemption price fixed in the Certificate of Determination for the Series B Preferred Stock, no later than the date preceding the effective date of the merger. The notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock on a share for share basis prior to the mandatory redemption instead of accepting the redemption payment of $37.50 per share. Following the redemption or conversion of all of the Series B Preferred Stock, approval of the merger will require a majority vote only of the common stock. The directors and executive officers of Visalia Community Bank and certain principal shareholders owning an aggregate of 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares) have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        The Board of Directors of Visalia Community Bank recommends that you vote "FOR" the merger and "FOR" the Certificate of Amendment.

        Central Valley Community Bancorp's common stock is quoted on the Nasdaq Capital Market, under the symbol "CVCY."

        Please read the section entitled "Risk Factors" beginning on page 27 for a discussion of certain factors that you should consider when deciding on how to vote on the merger and the Certificate of Amendment.

        None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the California Department of Financial Institutions or any state securities regulators or any other banking regulatory agency have approved the Central Valley Community Bancorp common stock to be issued in the merger, nor have they determined if this proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The shares of Central Valley Community Bancorp common stock offered through this proxy statement-prospectus are not savings accounts, deposits or other obligations of any financial institution, and are not insured by the Federal Deposit Insurance Corporation. Central Valley Community Bancorp and Visalia Community Bank do not guarantee the investment value of the transaction described in this proxy statement-prospectus.

        The information contained in this proxy statement-prospectus speaks only as of its date unless the information specifically indicates that another date applies. The information contained in this proxy statement-prospectus regarding Visalia Community Bank has been furnished by Visalia Community Bank, and the information contained in this proxy statement-prospectus regarding Central Valley Community Bancorp has been furnished by Central Valley Community Bancorp.

        This proxy statement-prospectus is dated                                , 2013 and is first being mailed to shareholders on or about May 13, 2013.

Visalia Community Bank
120 N. Floral Street
Visalia, California 93291
(559) 625-8733

Notice of Special Meeting of Shareholders
                                    , 2013

To:
The Shareholders of
Visalia Community Bank

        Notice is hereby given that, pursuant to its bylaws and the call of its Board of Directors, the special meeting of shareholders of Visalia Community Bank will be held at Visalia Community Bank's head office located at 120 N. Floral Street, Visalia, California, 93291 on                        , 2013 at                         p.m., for the purpose of considering and voting upon the following matters:

  1.
  Approval of the Merger Agreement and Merger. To approve the Agreement and Plan of Reorganization and Merger dated December 19, 2012 attached as Appendix A to the proxy statement-prospectus, providing for the merger of Visalia Community Bank with and into Central Valley Community Bank, a wholly-owned subsidiary of Central Valley Community Bancorp, and the transactions contemplated by that merger agreement.

  2.
  Approval of Amendment to Certificate of Determination for the Series B Preferred Stock. To approve the amendment to the Visalia Community Bank Certificate of Determination creating its Series B Preferred Stock ("Certificate of Amendment") to provide that immediately prior to the effectiveness of any merger, consolidation, or other similar business combination, each share of Series B Preferred Stock will be automatically converted into one share of common stock of Visalia Community Bank. The text of the Certificate of Amendment is set out herein under the heading "Amendment to Certificate of Determination for Series B Preferred Stock to Provide for Mandatory Conversion Prior to Merger."

  3.
  Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

        The merger and Certificate of Amendment are more fully described in this proxy statement-prospectus and in the merger agreement. So long as two classes of Visalia Community Bank capital stock are outstanding, the affirmative vote of shareholders holding at least a majority of each class of the outstanding shares of Visalia Community Bank is required to approve each of the merger agreement and the Certificate of Amendment.

        Under the merger agreement, it is a condition of the merger that all outstanding shares of Visalia Community Bank Series B Preferred Stock shall have been converted to common stock or redeemed prior to the consummation of the merger.

        If the merger described herein is not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share, the redemption price currently fixed in the Certificate of Determination for the Series B Preferred Stock, no later than the date preceding the effective date of the merger. The notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock on a share for share basis prior to the mandatory redemption instead of accepting the redemption payment of $37.50 per share. Following the redemption or conversion of all of the Series B Preferred Stock, approval of the merger will require a majority vote only of the common stock. The directors and executive officers of Visalia Community Bank and certain principal shareholders owning an aggregate of 76.9% of the currently outstanding common stock (70.2% if all Series B Preferred Stock is converted to common stock) have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        The merger agreement sets forth the terms of the merger of Visalia Community Bank into CVC Bank. All holders of Visalia Community Bank common stock (including those whose Series B Preferred Stock is converted to common stock) will receive cash and newly issued shares of Central Valley Community Bancorp common stock for their common shares of Visalia Community Bank.

        The Board of Directors of Visalia Community Bank has fixed the close of business on May 2, 2013 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the special meeting of shareholders.

        You are urged to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting of shareholders in person. If you submit a proxy and then decide to attend the meeting in person, you need not vote at the meeting unless you wish to change your proxy voting instructions. The proxy may be revoked at any time prior to its exercise.

By Order of the Board of Directors
Dated: May , 2013	Nancy Hamill Corporate Secretary

References to Additional Information

        This document incorporates important business and financial information about Central Valley Community Bancorp ("Central Valley Community Bancorp") and Central Valley Community Bank ("CVC Bank") from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document but not otherwise accompanying this document by requesting them in writing or by telephone from Central Valley Community Bancorp as follows:

Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
Attention: Cathy Ponte

        You will not be charged for any of these documents that you request. If you would like to request documents, please do so by                        2013, in order to receive them before the special meeting. You can also obtain any of these documents at no cost from the SEC's website at http://www.sec.gov

        The documents incorporated by reference are listed under the caption "Where You Can Find More Information." In addition, Central Valley Community Bancorp hereby incorporates by reference of all its subsequent filed reports with the SEC prior to the date of the consummation of the merger.

        Visalia Community Bank does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and accordingly does not file documents or reports with the SEC.

i

ii

 List of Appendices

Agreement and Plan of Reorganization and Merger dated December 19, 2012, by and among Central Valley Community Bancorp, Central Valley Community Bank and Visalia Community Bank	Appendix A
Excerpt from Chapter 13 of the California Corporations Code	Appendix B
Fairness Opinion of FIG Partners LLC	Appendix C
Fairness Opinion of Sandler O'Neill + Partners, L.P.	Appendix D

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

        This question and answer summary highlights selected information contained in other sections of this proxy statement-prospectus. To understand the merger more fully, you should carefully read this entire proxy statement-prospectus, including all appendices and financial statements.

        In this document, references to "you" and "your" refer to holders of capital stock of Visalia Community Bank who are being asked to cast votes on the matters described herein.

Q:    What am I being asked to vote on?

A:    You are being asked to vote on a merger agreement which, when approved, will result in Visalia Community Bank being merged with and into Central Valley Community Bank, a wholly owned subsidiary of Central Valley Community Bancorp. You are also being asked to vote to approve the amendment to the Visalia Community Bank Certificate of Determination creating its Series B Preferred Stock, so that immediately prior to effectiveness of the merger, the outstanding 44,687 shares of Series B Preferred Stock will be converted into shares of Visalia Community Bank common stock.

        You are urged to vote in favor of both proposals by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting of shareholders in person. If you submit a proxy and then decide to attend the meeting in person, you need not vote at the meeting unless you wish to change your proxy voting instructions. The proxy may be revoked at any time prior to its exercise.

Q:    Who is eligible to vote?

A:    Holders of Visalia Community Bank common stock and Series B Preferred Stock are eligible to vote their shares at the Visalia Community Bank special meeting of shareholders if they were holders of record of those shares at the close of business on May 2, 2013, with regard to both the merger and the Certificate of Amendment.

Q:    What is the vote needed for approval of the merger agreement?

A:    Approval of the merger agreement will require the affirmative vote of shareholders holding at least a majority of each class of the outstanding shares of Visalia Community Bank. With respect to Visalia Community Bank common stock, a majority vote would require 190,162 shares of the 380,322 shares of common stock outstanding at the time of the meeting. With respect to the Series B Preferred Stock, a majority vote would require 22,344 shares of the 44,687 shares of Series B Preferred Stock outstanding at the time of the meeting. If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, all of the Series B Preferred Stock will either be converted or redeemed prior to the merger and approval of the merger after such redemption or conversion will require a majority vote only of the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank own 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares). They have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

Q:    How many votes are required to approve the Certificate of Amendment?

A.    Approval of the Certificate of Amendment will require the affirmative vote of shareholders holding at least a majority of each class of the outstanding shares of Visalia Community Bank. With respect to Visalia Community Bank common stock, a majority vote would require 190,162 shares of the 380,322 shares of common stock outstanding at the time of the meeting. With respect to the Series B

Preferred Stock, a majority vote would require 22,344 shares of the 44,687 shares of Series B Preferred Stock outstanding at the time of the meeting.

Q:    What will happen if Visalia Community Bank shareholders approve the merger?

A:    If the Visalia Community Bank shareholders approve both the merger and the Certificate of Amendment, and all regulatory approvals are obtained, and other conditions set forth in the merger agreement are fulfilled, the Series B Preferred Stock shall be converted to Visalia Community Bank common stock, and then Visalia Community Bank will merge with and into CVC Bank. Visalia Community Bank will cease to exist as a separate entity.

Q:    What will happen if holders of the Visalia Community Bank Series B Preferred Stock do not approve the merger at the special meeting?

A:    If the merger described herein is not approved by both classes of shareholders at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share no later than the date preceding the effective date of the merger. Such notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock prior to the merger instead of accepting the redemption payment of $37.50 per share.

        Following the redemption or conversion of all Series B Preferred Stock, approval of the merger will require a majority vote only of the common stock. The directors and executive officers of Visalia Community Bank and certain principal shareholders own 76.9% of the currently outstanding shares of common stock (70.2% if all Series B Preferred Stock is converted to common stock). They have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

Q:    What will happen if Visalia Community Bank shareholders approve the Certificate of Amendment?

A:    If the Visalia Community Bank shareholders approve both the merger and the Certificate of Amendment, and all regulatory approvals are obtained, and other conditions set forth in the merger agreement are fulfilled, the Series B Preferred Stock shall be converted to Visalia Community Bank common stock on a share for share basis immediately prior to the merger, and then Visalia Community Bank will merge with and into CVC Bank.

        If the Certificate of Amendment is not approved by both classes of shareholders at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share no later than the date preceding the effective date of the merger. Such notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock on a share for share basis prior to the merger instead of accepting the redemption payment of $37.50 per share. All of these actions may be taken under the existing Certificate of Determination of the Series B Preferred Stock so approval of the Certificate of Amendment will no longer be necessary.

Q:    What will I receive in exchange for my Visalia Community Bank shares in the merger?

A:    Assuming conversion of all Series B Preferred Stock to Visalia Community Bank common stock, the value of the merger consideration would have been approximately $                 per share of Visalia Community Bank common stock if the merger had become effective as of                                , 2013, with such merger consideration payable in a combination of $26.00 in cash and 2.971 newly issued shares of Central Valley Community Bancorp common stock in exchange for each share of Visalia

Community Bank common stock. That value may change depending on various factors discussed in the section of this proxy statement-prospectus entitled "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders." If any shares of Series B Preferred Stock are redeemed, the cash portion of the merger consideration will be reduced by the redemption amount. If all Series B Preferred Stock is redeemed, the total reduction in the cash consideration payable in the merger would be $1,675,763; however, since holders of shares of Series B Preferred Stock would not receive any of the merger consideration following the redemption, and since it is anticipated that the value of the per share merger consideration on the effective date of the merger will be greater than the $37.50 redemption price for the Series B Preferred Stock, the value of the per share merger consideration payable to holders of the common stock at the effective time of the merger should increase in the event any of the shares of the Series B Preferred Stock are redeemed.

Q:    Why is Visalia Community Bank merging?

A:    In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, Visalia Community Bank's board of directors consulted with Visalia Community Bank's management, as well as its legal and financial advisors, and considered a number of positive factors, including the following material factors:

  •
  Its knowledge of Visalia Community Bank's business, operations, financial condition, earnings and prospects and of Central Valley Community Bancorp's business, operations, financial condition, earnings and prospects, taking into account the results of Visalia Community Bank's due diligence review of Central Valley Community Bancorp.

  •
  Its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions and the likely effects of these factors on the companies' potential growth, development, productivity, profitability and strategic options, and the historical market prices of Visalia Community Bank common stock.

  •
  The careful review undertaken by Visalia Community Bank's board of directors and management, with the assistance of Visalia Community Bank's legal and financial advisors, with respect to the strategic alternatives available to Visalia Community Bank if it remained an independent bank.

  •
  The complementary aspects of the Visalia Community Bank and Central Valley Community Bank businesses, including customer focus and geographic coverage.

  •
  Central Valley Community Bancorp's commitment to enhancing its strategic position in the Central Valley area of the State of California.

  •
  The potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company's earnings and the fact that the nature of the merger consideration would allow former Visalia Community Bank shareholders to participate as Central Valley Community Bancorp shareholders in the benefits of such savings opportunities and the future performance of the combined company generally.

  •
  The fact that, subject to certain conditions set forth in the merger agreement, including the payment of a termination fee, the merger agreement allows its board of directors in the exercise of its fiduciary duties, to consider a superior proposal, as defined in the merger agreement, which is presented to it, and to withdraw its recommendation to its shareholders to adopt the merger agreement and to terminate the merger agreement to accept such a superior proposal.

  •
  The respective presentations by Visalia Community Bank management and its financial advisors concerning the operations, financial condition and prospects of Visalia Community Bank and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits.

  •
  The terms of the merger agreement, and the presentation by Visalia Community Bank's outside legal advisors regarding the merger and the merger agreement.

  •
  The opinion delivered to Visalia Community Bank by FIG Partners LLC ("FIG") on December 19, 2012 to the effect that, as of December 19, 2012, and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the opinion, the consideration to be paid under the merger agreement was fair, from a financial point of view, to the shareholders of Visalia Community Bank.

  •
  Visalia Community Bank's board of directors' belief that a merger with Central Valley Community Bank would allow Visalia Community Bank shareholders to participate in the future performance of a combined company that would have better future prospects than Visalia Community Bank was likely to achieve on a stand-alone basis or through other strategic alternatives, including a combination with other potential merger partners.

  •
  Visalia Community Bank's board of directors' belief that Visalia Community Bank and Central Valley Community Bancorp shared a similar strategic vision.

  •
  The regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger would be obtained without unacceptable conditions.

  •
  The fact that holders of Visalia Community Bank shares who do not vote in favor of the merger agreement and who comply with all other applicable statutory procedures for asserting dissenters' rights will be entitled to exercise dissenters' rights under California law.

        Please read the section entitled "The Merger—Background and Reasons for the Merger; Recommendation of the Board of Directors" for additional information.

Q:    Should I send in my certificates now?

A:    No. Please do not send in your Visalia Community Bank stock certificates with your proxy. After the merger, an exchange agent designated by Central Valley Community Bancorp will send you instructions for exchanging your Visalia Community Bank stock certificates for the merger consideration.

Q:    What do I need to do now?

A:    After you have carefully read this proxy statement-prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold both common stock and preferred stock you should have received two separate proxy cards in which case you must complete, sign, date and mail both proxy cards in the enclosed postage-paid return envelope(s) as soon as possible. If you hold your shares in "street name" through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. "Street name" shareholders who wish to vote at the special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:    What happens if I do not return my proxy card?

A:    If you fail to execute and return your proxy card, it will have the same effect as voting against the merger and the Certificate of Amendment.

Q:    What risks should I consider before I vote on the merger?

A:    Certain risks that you should consider in deciding how to vote on the merger are described in the section of this proxy statement-prospectus entitled "Risk Factors." You are urged to read that section, as well as the rest of this proxy statement-prospectus, before deciding how to vote.

Q:    How do I vote?

A:    Just indicate on your proxy card how you want to vote. Sign and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the Visalia Community Bank special shareholders' meeting. Alternatively, you may attend the meeting and vote in person.

  •
  If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted in favor of the merger and the Certificate of Amendment.

  •
  If you do not sign and send in your proxy card or you abstain from voting, it will have the effect of voting against the merger and/or the Certificate of Amendment.

  •
  You may attend the meeting and vote your shares in person, rather than voting by proxy.

  •
  In addition, you may withdraw your proxy at any time up to and including the taking of the vote at the Visalia Community Bank special shareholders' meeting by following the directions on page 36 and either changing your vote by executing another proxy or attending the meeting and voting in person.

Q:    How do Visalia Community Bank's directors plan to vote on the merger and the Certificate of Amendment?

A:    All of Visalia Community Bank's directors and executive officers and certain principal shareholders owning an aggregate of 292,477 shares or 76.9% of the currently outstanding shares of common stock of Visalia Community Bank have agreed to vote their shares in favor of the merger. Accordingly, Visalia Community Bank expects to receive the affirmative vote of a majority of Visalia Community Bank's issued and outstanding common stock eligible to vote that is needed for class approval by the common stock for both the merger and the Certificate of Amendment. The directors and executive officers also collectively own 13.5% of the Series B Preferred Stock, which Visalia Community Bank expects will be voted in favor of both the merger and the Certificate of Amendment.

Q:    What do I do if I do not agree with the merger? Do I have appraisal or dissenter's rights?

A:    If you do not agree with the merger, and if you do not vote in favor of it, and if you take certain other actions required by California law, you will have dissenter's rights under California law. Exercise of these rights will result in Visalia Community Bank purchasing your shares at their "fair market value," as of the date immediately prior to the public announcement of the merger as determined in accordance with California law. Please read the section entitled "The Merger—Dissenters' Rights of Visalia Community Bank's Shareholders" and Appendix B for additional information.

Q:    Who can help answer my other questions?

A:    If you want to ask any additional questions about the merger, you should contact Nancy Hamill, Corporate Secretary of Visalia Community Bank, 120 N. Floral Street, Visalia, California 93291, telephone (559) 730-2871.

SUMMARY

        This summary only highlights selected information in this proxy statement-prospectus. It does not contain all the information that is important to you in deciding how to vote. You should carefully read this entire proxy statement-prospectus, including the appendices. These will give you a more complete description of the merger, the merger agreement and the transactions proposed. You should also refer to the section entitled "Where You Can Find More Information" on page 115.

General

        This proxy statement-prospectus relates to the proposed merger of Visalia Community Bank with and into Central Valley Community Bank, a wholly owned subsidiary of Central Valley Community Bancorp. Unless the context otherwise requires, references to Central Valley Community Bancorp refer to Central Valley Community Bancorp and CVC Bank on a consolidated basis.

        After the merger, the combination of Visalia Community Bank and CVC Bank would result in a community banking operation that would extend through the California Central Valley from Tulare County in the south to Sacramento in the north.

IMPORTANT NOTE IN THE EVENT THE SERIES B PREFERRED STOCK DOES NOT APPROVE THE MERGER AND THE CERTIFICATE OF AMENDMENT

        Visalia Community Bank has two classes of stock outstanding, common stock and Series B Preferred Stock. So long as both classes of stock are outstanding, approval of the merger and the Certificate of Amendment will require a vote by both classes.

        If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share, the redemption price currently fixed in the Certificate of Determination for the Series B Preferred Stock, no later than the date preceding the effective date of the merger. The notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock on a share for share basis prior to the mandatory redemption instead of accepting the redemption payment of $37.50 per share.

        Following the redemption or conversion of all Series B Preferred Stock, approval of the merger will require a majority vote of only the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank owning an aggregate of 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares) have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        If any shares of Series B Preferred Stock are redeemed, the cash portion of the consideration payable in the merger will be reduced by the redemption amount. If all 44,687 shares of the Series B Preferred Stock are redeemed, the total reduction in the cash consideration payable in the merger would be $1,675,763; however, since holders of shares of Series B Preferred Stock would not receive any of the merger consideration following the redemption, and, since it is anticipated that the value of the per share merger consideration on the effective date of the merger will be greater than the $37.50 redemption price for the Series B Preferred Stock, the value of the per share merger consideration payable to holders of common stock at the effective time of the merger should increase in the event any shares of the Series B Preferred Stock are redeemed.

Parties to the Merger (pages 84 and 86)

  Central Valley Community Bancorp

  7100 N. Financial Drive, Suite 101
  Fresno, California 93720
  (559) 298-1775

        Central Valley Community Bancorp is a bank holding company headquartered in Fresno, California.

        Central Valley Community Bancorp has one banking subsidiary, CVC Bank. Central Valley Community Bancorp's principal business is to provide, through its banking subsidiary, financial services in its primary market area in California. Central Valley Community Bancorp serves Fresno County, Madera County, Sacramento County, San Joaquin County, Merced County, and Stanislaus County and their surrounding areas through CVC Bank. Central Valley Community Bancorp does not currently conduct any operations other than through CVC Bank. At December 31, 2012, Cental Valley Community Bancorp had approximately $890.2 million in assets, $395.3 million in total loans and $751.4 million in total deposits.

        Please read the section entitled "Information Regarding Central Valley Community Bancorp" for additional information about Central Valley Community Bancorp.

  Visalia Community Bank

  120 N. Floral Street
  Visalia, California 93291
  (559) 625-8733

        Visalia Community Bank is a California state-chartered bank headquartered in Visalia California, in the San Joaquin Valley of Central California. Visalia Community Bank is authorized to engage in the general commercial banking business and its deposits are insured by the Federal Deposit Insurance Corporation up to the applicable limits of the law. At December 31, 2012 Visalia Community Bank had approximately $199.8 million in assets, $123.3 million in total loans and $173.5 million in total deposits.

        Visalia Community Bank currently operates five full service banking offices, with its main office in Visalia, three additional branch offices in Visalia, and one branch office in Exeter. Visalia Community Bank has given notice to its banking regulators that it intends to close one of its branch offices located in Visalia. It is anticipated that this office will be closed prior to the effectiveness of the merger.

        Visalia Community Bank is a community bank engaged in the general commercial banking business. Its primary market area is Tulare County in the San Joaquin Valley of Central California. It specializes in serving small to mid-sized businesses and individuals in its primary market area. In addition, it provides loans to small businesses under the SBA programs of the United States Government's Small Business Administration.

        Visalia Community Bank maintains a website at www.vcb.com. Information on Visalia Community Bank's website should not be considered part of this proxy statement-prospectus

        The main office of Visalia Community Bank is located at 120 N. Floral Street, Visalia, California. The telephone number of Visalia Community Bank is (559) 625-8733.

        Please read the section entitled "Information Regarding Visalia Community Bank" for additional information.

Recent Events

        For the three months ended March 31, 2013, Central Valley Community Bancorp reported unaudited net income of $1,793,000. Unaudited earnings per share, on a fully diluted basis, were $0.18. As of March 31, 2013, on an unaudited basis, Central Valley Community Bancorp had total assets and net portfolio loans of $886,369,000 and $381,476,000 respectively. For more information regarding Central Valley Community Bancorp's financial results, see Central Valley Community Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and its reports on Form 8-K, which are incorporated by reference into this proxy statement-prospectus. See "Where You Can Find More Information" on page 115.

Special Shareholders' Meeting (Page 35)

        Visalia Community Bank will hold its special shareholders' meeting at 120 N. Floral Street, Visalia, California 93291 on                         , 2013, at                         p.m. At this meeting, Visalia Community Bank shareholders will consider and vote upon the approval of the merger and the Certificate of Amendment. You may vote at the Visalia Community Bank special shareholders' meeting if you owned shares of Visalia Community Bank common stock or Series B Preferred Stock at the close of business on May 2, 2013.

        Approval of the merger agreement will require the affirmative vote of shareholders holding at least a majority of each class of the outstanding shares of Visalia Community Bank. With respect to Visalia Community Bank common stock, a majority vote would require 190,162 shares of the 380,322 shares of common stock outstanding at the time of the meeting. With respect to the Series B Preferred Stock, a majority vote would require 22,344 shares of the 44,687 shares of Series B Preferred Stock outstanding at the time of the meeting.

        The directors, executive officers and certain principal shareholders of Visalia Community Bank are parties to voting agreements under which they have agreed to vote their respective shares in favor of the merger. Their aggregate shareholdings represent 76.9% of the outstanding common shares, so approval of the merger by the common stock of Visalia Community Bank is assured.

        Approval of the Certificate of Amendment will require the affirmative vote of shareholders holding at least a majority of each class of the outstanding shares of Visalia Community Bank. With respect to Visalia Community Bank common stock, a majority vote would require 190,162 shares of the 380,322 shares of common stock outstanding at the time of the meeting. With respect to the Series B Preferred Stock, a majority vote would require 22,344 shares of the 44,687 shares of Series B Preferred Stock outstanding at the time of the meeting.

        You are urged to vote in favor of both the merger and the Certificate of Amendment by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting of shareholders in person. If you submit a proxy and then decide to attend the meeting in person, you need not vote at the meeting unless you wish to change your proxy voting instructions. The proxy may be revoked at any time prior to its exercise. Under the provisions of the California Corporations Code, Central Valley Community Bancorp's shareholders are not required to approve the merger. Please read the section entitled "The Visalia Community Bank Meeting" for additional information.

The Merger (Page 38)

        The merger will result in Visalia Community Bank being merged with and into CVC Bank and is subject to shareholder and regulatory approvals, as well as other closing conditions required in the merger agreement. Please read the sections entitled "The Merger—Structure of the Merger" and "—Certain Effects of the Merger" for additional information.

The Merger Agreement (Page 74)

        The merger agreement is the legal document that embodies the merger's terms and governs Central Valley Community Bancorp's, CVC Bank's, and Visalia Community Bank's merger process, including the issuance of Central Valley Community Bancorp common stock and cash to holders of Visalia Community Bank's common stock in connection with the merger. Please read the entire merger agreement which is attached to this proxy statement-prospectus as Appendix A. Also, please read the section entitled "The Merger—The Merger Agreement" for additional information.

Consideration to be Paid to Visalia Community Bank Shareholders (Page 43)

        Assuming conversion of all Series B Preferred Stock into Visalia Community Bank common stock, the value of the merger consideration would have been approximately $                 per share of Visalia Community Bank if the merger had become effective as of                                , 2013, with such merger consideration consisting of $26.00 in cash and 2.971 newly issued shares of Central Valley Community Bancorp common stock, which may change depending on various factors. Please read the sections entitled "Risk Factors—Risks Regarding the Merger" and "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders" for additional information.

Regulatory Approvals (Page 47)

        CVC Bank and Visalia Community Bank must receive approvals from the Federal Deposit Insurance Corporation and the California Department of Financial Institutions in order to consummate the merger. CVC Bank and Visalia Community Bank submitted applications to these agencies. The California Department of Financial Institutions has approved the merger. The application with the Federal Deposit Insurance Corporation is currently pending. CVC Bank and Visalia Community Bank believe the application will be approved. In addition, Central Valley Community Bancorp has filed a notification with the Federal Reserve Bank of San Francisco. In addition, Visalia Community Bank must receive the approval from the California Department of Financial Institutions for the Certificate of Amendment and, in the event the merger is not approved by the holders of the Series B Preferred Stock, for the redemption of the Series B Preferred Stock. The California Department of Financial Institutions has approved the Certificate of Amendment. Please read the section entitled "The Merger—Regulatory Approvals" for additional information.

Opinion of Visalia Community Bank's Financial Advisor and Central Valley Community Bancorp's Financial Advisor. (Pages 54 and 59).

        In deciding to recommend approval of the merger, Visalia Community Bank's Board of Directors considered, among other things, the December 19, 2012 opinion of FIG, Visalia Community Bank's financial advisor, regarding the fairness, from a financial point of view, of the consideration to be received by Visalia Community Bank's shareholders as a result of the merger. A copy of the FIG report is attached as Appendix C to this proxy statement-prospectus. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by the advisor in providing its opinion. Subject to the terms and limitations set forth in their report, FIG concluded that the combination of Central Valley Community Bancorp common stock and cash to be received by holders of Visalia Community Bank common stock in the merger is fair from a financial point of view.

        In deciding to recommend approval of the merger, Central Valley Community Bancorp's Board of Directors considered, among other things, the December 19, 2012 opinion of Sandler O'Neill + Partners, L.P. ("Sandler O'Neill"), Central Valley Community Bancorp's financial advisor, regarding the fairness of the merger consideration, from a financial point of view to Central Valley Community Bancorp. A copy of the Sandler O'Neill opinion is attached as Appendix D to this proxy statement-prospectus. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by the advisor in providing its opinion. Subject to the terms and limitations set forth in their opinion, the Sandler O'Neill confirmed that the merger consideration is fair to Central Valley Community Bancorp from a financial point of view.

Recommendation of Visalia Community Bank's Board of Directors (Page 41)

        On December 19, 2012, Visalia Community Bank's Board of Directors unanimously approved the merger agreement and the transactions contemplated by it. Moreover, they unanimously believe that the merger's terms are fair to you and in your best interests. Accordingly, they unanimously recommend a vote "FOR" the proposal to approve the merger agreement and the merger. The conclusions of Visalia Community Bank's Board of Directors regarding the merger are based upon a number of factors. Please read the sections entitled "The Merger—Background and Reasons for the Merger; Recommendation of the Board of Directors," "—Opinion of Visalia Community Bank's Financial Advisor" for additional information.

        On February 21, 2013, Visalia Community Bank's Board of Directors approved the Certificate of Amendment and determined to recommend that shareholders approve the Certificate of Amendment.

Termination of the Merger (Page 81)

        Central Valley Community Bancorp, CVC Bank and Visalia Community Bank can mutually agree to terminate the merger agreement and abandon the merger at any time. In addition, the merger can be terminated as a result of material breaches of any representation, warranty, covenant, or agreement contained in the merger agreement that is not timely cured; if the merger has failed to occur by September 30, 2013; if the approval of any governmental authority required for the consummation of the merger has been denied; by Central Valley Community Bancorp or CVC Bank if Visalia Community Bank's board of directors alters or modifies its favorable recommendation of the merger and the merger agreement in a manner adverse to Central Valley Community Bancorp or CVC Bank or recommends, endorses, accepts or agrees to an acquisition proposal by any other party; by Central Valley Community Bancorp or CVC Bank if Visalia Community Bank's closing shareholder's equity, as defined in the merger agreement, is less than $18,500,000; by Visalia Community Bank if the trading price of Central Valley Community Bancorp common stock declines below limits agreed in the merger agreement, or by Central Valley Community Bancorp if the trading price of Central Valley Community Bancorp common stock increases above limits agreed in the merger agreement; or by Central Valley Community Bancorp or CVC Bank if Visalia Community Bank enters into a written agreement to effect an acquisition transaction with a third party in connection with a superior proposal.

        In the event the merger agreement is terminated by Visalia Community Bank in connection with a superior proposal or if the board of directors of Visalia Community Bank approves, or if Visalia Community Bank authorizes, recommends, publicly proposes or publicly announces its intention to authorize, recommend or approve an acquisition proposal from any third party, Visalia Community Bank will be obligated to pay a $1,000,000 termination fee to Central Valley Community Bancorp. Please read the section entitled "The Merger—The Merger Agreement—Termination" for additional information.

Conditions to Closing the Merger (Page 79)

        In addition to receipt of regulatory and shareholder approvals, closing of the merger will depend on fulfillment of certain conditions, unless waived by the parties.

        If all required regulatory and shareholder approvals are received as planned, and if the conditions to the merger have either been met or waived, the parties anticipate that the merger will close during the second quarter of 2013. However, the parties cannot assure you whether or when the merger will actually close. Please read the section entitled "The Merger—The Merger Agreement—The Closing" for additional information.

Historic Market Value of Securities (Page 33)

        On December 18, 2012, the day before the public announcement of the merger, shares of Central Valley Community Bancorp traded on the Nasdaq Capital Market under the symbol CVCY at prices between $8.25 and $8.09 per share. There is currently no established public trading market for the common stock of Visalia Community Bank. While the common stock of Visalia Community Bank is quoted on the OTCQB under the symbol "VSMU," Visalia Community Bank is only aware of six trades in its common stock since January 1, 2011, with the trade nearest to December 18, 2012, occurring on September 2012, when 200 shares were sold at $31.00 per share. Please read the section entitled "Comparative Market Prices and Dividends" for additional information.

Federal Income Tax Consequences (Page 45)

        Visalia Community Bank expects that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to that portion of your shares of Visalia Community Bank common stock that are converted to shares of Central Valley Community Bancorp common stock in the merger, but you will recognize gain or loss with respect to any cash received in lieu of a fractional share interest in Central Valley Community Bancorp common stock and the $26.00 cash portion of the merger consideration.

        If you hold shares of Series B Preferred Stock, you will not recognize any gain or loss on the value of your shares as a result of the conversion of Series B Preferred Stock to Visalia Community Bank common stock. Any gain or loss you recognize would result from the subsequent conversion of Visalia Community Bank common stock to Central Valley Community Bancorp stock in the merger.

        If you perfect dissenter's rights and receive payment for your shares (or if you are notified of a Series B Preferred Stock redemption and do not opt to convert your Series B Preferred Stock to Visalia Community Bank common stock), you will be treated as if the shares were redeemed and, if shares are held by you as a capital asset you will recognize a capital gain or loss measured by the difference between the cash received and your basis in the shares of Visalia Community Bank stock surrendered.

        The tax laws are complex. Therefore, you should consult your individual tax advisor regarding the federal income tax consequences of the merger to you. You should also consult your tax advisor concerning all state, local and foreign tax consequences of the merger.

Accounting Treatment of the Merger (Page 73)

        Central Valley Community Bancorp will account for the merger as a purchase. Under this method of accounting, the assets and liabilities of the company acquired are recorded at their respective fair value as of completion of the merger, and are added to those of the acquiring company. Financial statements of the acquiring company issued after the merger takes place reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company that was acquired. Please read the section entitled "The Merger—Accounting Treatment" for additional information.

Central Valley Community Bancorp's and CVC Bank's Management and Operations after the Merger (Page 48)

        Central Valley Community Bancorp has agreed to, contingent upon the closing of the merger, increase the authorized number of directors by one director and appoint F. T. Elliott, IV to fill the newly-created vacancy on the board of directors of Central Valley Community Bancorp, to hold office until the next annual meeting of shareholders of Central Valley Community Bancorp, until his successor is elected and qualified or until otherwise removed. Central Valley Community Bancorp has also agreed, timing of the merger permitting, to nominate Mr. Elliott for election to the Central Valley Community Bancorp board at the 2013 annual shareholder meeting, provided that he satisfies the standards of the Central Valley Community Bancorp nominating committee and subject to the fiduciary duties of the Central Valley Community Bancorp board and nominating committee.

        Please read the section entitled "The Merger—Certain Effects of the Merger" and "—Interests of Certain Persons in the Merger" for additional information.

Interests of Certain Persons in the Merger That Are Different From Yours (Page 48)

        The directors and executive officers of Visalia Community Bank have financial interests in the merger that are in addition to their interests as Visalia Community Bank shareholders. You should consider these interests in deciding how to vote. These interests include:

  •
  the agreed upon appointment of F.T. Elliott, IV, the current Chairman of the Board of Visalia Community Bank, as a director of Central Valley Community Bancorp and Central Valley Community Bank following the merger;

  •
  rights of Visalia Community Bank's executive officers to certain compensation after the merger as follows:

    An aggregate of approximately $808,725 to Thomas J. Beene, the current President and Chief Executive Officer of Visalia Community Bank, consisting of (i) approximately $95,000 in base compensation in connection with his continued employment with Central Valley Community Bank for an approximate 6 month period following the merger, (ii) a payment of $190,000 as a "stay payment" under his employment agreement with Central Valley Community Bank and (iii) payment of an aggregate of $523,725 under his September 21, 2006 Amended and Restated Salary Continuation Agreement with Visalia Community Bank, payable in 180 equal monthly installments commencing at his monthly retirement age, representing the payment of accruals under this agreement at December 31, 2012. In addition, Mr. Beene may receive 180 monthly installment payments aggregating approximately $129,113, representing the amount of accruals as of December 31, 2012 under that certain Amended and Restated Salary Continuation Agreement dated March 24, 2011, provided, however, that the payments under this agreement are subject to prior approval of the FDIC.

    A payment of $60,000 as a pay to stay payment to the Bank's Chief Financial Officer, Roger White, and a payment of $53,040 as a pay to stay payment to the Bank's Chief Credit Officer, Renee Savage.

  •
  rights of Visalia Community Bank's directors to certain compensation after the merger, consisting of lump sum payments of accrual balances under their respective director retirement agreements and director deferred fee agreements, and, with respect to directors F.T. Elliott, III, F.T. Elliott, IV, Margaret K. Elliott and Jonathan Graves, payment of termination fees regarding these directors' split dollar life insurance agreements. The approximate aggregate amounts due to these directors under these various pre-existing agreements after the merger is as follows:

Director	Aggregate Payments
Dena R. Cochran	$425,867
F.T. Elliott, III	260,537
F.T. Elliott, IV	173,499
Margaret K. Elliott	241,935
Jonathan Graves	466,659
Jonathan Hornburg	239,548
Brian Johnson	109,428
Gordon L. Pendegraft	279,567
  •
  rights to Visalia Community Bank executive officers and directors to continued liability insurance coverage after the merger for acts or omissions occurring prior to the merger.

Differences in Your Rights as a Shareholder (Page 88)

        As a Visalia Community Bank shareholder, your rights are currently governed by Visalia Community Bank's Articles of Incorporation and Bylaws. When you receive Central Valley Community Bancorp common stock in exchange for your Visalia Community Bank common stock, you will become a Central Valley Community Bancorp shareholder. Consequently, your rights as a Central Valley Community Bancorp shareholder will be governed by Central Valley Community Bancorp's Articles of Incorporation and Bylaws. Your rights as a shareholder will also be affected by the vote on the Certificate of Amendment. Please read the section entitled "Comparison of Shareholder Rights" for additional information.

Dissenters' Rights (Page 52)

        In the event Visalia Community Bank's shareholders approve the merger and you have not voted in favor of the merger and you do not wish to accept the merger consideration offered for your shares, you have the right to dissent from the merger and receive the fair market value of your shares determined as of the date immediately prior to the public announcement of the merger under the provisions of Chapter 13 of the California Corporations Code. Please read the section entitled "The Merger—Dissenters' Rights of Visalia Community Bank's Shareholders" and Appendix B for additional information.

IMPORTANT NOTE IN THE EVENT THE SERIES B PREFERRED STOCK DOES NOT APPROVE THE MERGER AND THE CERTIFICATE OF AMENDMENT

        Visalia Community Bank has two classes of stock outstanding, common stock and Series B Preferred Stock. So long as both classes of stock are outstanding, approval of the merger and the Certificate of Amendment will require a vote by both classes.

        If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share, the redemption price currently fixed in the Certificate of Determination for the Series B Preferred Stock, no later than the date preceding the effective date of the merger. The notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock on a share for share basis prior to the mandatory redemption instead of accepting the redemption payment of $37.50 per share.

        Following the redemption or conversion of all Series B Preferred Stock, approval of the merger will require a majority vote of only the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank owning an aggregate of 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares) have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        If any shares of Series B Preferred Stock are redeemed, the cash portion of the consideration payable in the merger will be reduced by the redemption amount. If all 44,687 shares of the Series B Preferred Stock are redeemed, the total reduction in the cash consideration payable in the merger would be $1,675,763; however, since holders of shares of Series B Preferred Stock would not receive any of the merger consideration following the redemption, and, since it is anticipated that the value of the per share merger consideration on the effective date of the merger will be greater than the $37.50 redemption price for the Series B Preferred Stock, the value of the per share merger consideration payable to holders of common stock at the effective time of the merger should increase in the event any shares of the Series B Preferred Stock are redeemed.

SELECTED CONSOLIDATED FINANCIAL DATA OF
CENTRAL VALLEY COMMUNITY BANCORP

        The following table sets forth certain consolidated financial and other data of Central Valley Community Bancorp and its wholly owned subsidiary, Central Valley Community Bank at the dates and for the periods indicated. Unless the context otherwise requires, references to Central Valley Community Bancorp refer to Central Valley Community Bancorp and CVC Bank on a consolidated basis. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes in Central Valley Community Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 20, 2013, and incorporated by reference herein.

	Years Ended December 31,
(In thousands, except per share amounts)	2012	2011	2010	2009	2008	2007
Statements of Income
Total interest income	$31,820	$34,299	$36,013	$40,734	$31,845	$32,566
Total interest expense	1,883	2,942	4,283	6,627	7,278	8,058

Net interest income before provision for credit losses	29,937	31,357	31,730	34,107	24,567	24,508
Provision for credit losses	700	1,050	3,800	10,514	1,290	480

Net interest income after provision for credit losses	29,237	30,307	27,930	23,593	23,277	24,028
Non-interest income	7,242	6,271	3,711	5,850	5,190	4,518

	36,479	36,578	31,641	29,443	28,467	28,546
Non-interest expenses	27,274	28,240	28,731	27,531	20,976	19,099

Income before provision for (benefit from) income taxes	9,205	8,338	2,910	1,912	7,491	9,447
Provision for (benefit from) income taxes	1,685	1,861	(369)	(676)	2,352	3,167

Net income	7,520	6,477	3,279	2,588	5,139	6,280
Preferred stock dividends and accretion of discount	350	486	395	365	—	—

Net income available to common shareholders	$7,170	$5,991	$2,884	$2,223	$5,139	$6,280

Basic earnings per share	$0.75	$0.63	$0.31	$0.29	$0.83	$1.05

Diluted earnings per share	$0.75	$0.63	$0.31	$0.28	$0.79	$0.99

Cash dividends declared per common share	$0.05	$—	$—	$—	$0.10	$0.10

	December 31,
(In thousands)	2012	2011	2010	2009	2008	2007
Balances at end of year:
Investment securities, Federal funds sold and deposits in other banks	$424,516	$353,808	$280,967	$232,142	$194,215	$98,909
Net loans	385,185	415,999	420,583	449,007	477,015	337,241
Total deposits	751,432	712,986	650,495	640,167	635,058	402,562
Total assets	890,228	849,023	777,594	765,488	752,713	483,685
Shareholders' equity	117,665	107,482	97,392	91,223	75,375	54,194
Earning assets	810,793	777,088	713,971	696,914	681,280	441,825
Average balances:
Investment securities, Federal funds sold and deposits in other banks	$368,818	$299,935	$231,761	$199,425	$125,932	$103,253
Net loans	394,675	417,273	444,418	473,850	362,333	327,665
Total deposits	719,601	677,789	636,166	632,263	445,285	417,691
Total assets	853,078	800,178	758,852	752,509	541,789	477,321
Shareholders' equity	114,561	103,386	96,174	83,400	58,251	51,754
Earning assets	766,937	715,862	672,804	671,906	492,414	436,564

        Data from 2008 reflects the partial year impact of the acquisition of Service 1st Bancorp and its subsidiary, Service 1st Bank.

SELECTED FINANCIAL DATA OF
VISALIA COMMUNITY BANK

        The following table presents selected historical financial information, including share and per share information for Visalia Community Bank. The selected financial and other data as of and for the three years ended December 31, 2012, 2011 and 2010 is derived in part from the audited financial statements of Visalia Community Bank. The audited financial statements as of and for the years ended December 31, 2012 and 2011 are presented elsewhere in this proxy statement-prospectus.

	As of and For the Year Ended December 31,
(Dollars in Thousands, except per share data)	2012	2011	2010
Income Statement:
Interest income	$7,334	$7,971	$8,103
Interest expense	396	525	811
Net interest income	6,938	7,446	7,292
Provision for loan losses	834	706	1,130
Noninterest income	2,278	2,511	2,852
Noninterest expense	8,294	8,622	8,610
Income before income taxes	88	629	404
Net income	148	466	323
Preferred stock dividends	134	134	—
Net income available to common shareholders	14	332	323
Share Data:
Earnings per share:
Basic	$0.04	$0.87	$0.85
Diluted	0.04	0.87	0.85
Weighted average common shares outstanding:
Basic	380,322	380,322	380,322
Diluted	380,322	380,322	380,322
Balance Sheets:
Total assets	$199,786	$196,983	$193,799
Investment securities	16,212	22,034	2,486
Loans	123,326	125,541	134,139
Allowance for loan losses	3,112	2,803	3,254
Total deposits	173,518	171,231	166,965
Total shareholders' equity	18,723	18,715	18,263

	As of and For the Years Ended December 31,
	2012	2011	2010
Performance Ratios:
Return on average equity(1)	0.79%	2.55%	1.83%
Return on average assets(2)	0.07	0.24	0.16
Net interest spread(3)	3.80	4.11	4.04
Net interest margin(4)	3.90	4.27	4.22
Efficiency ratio(5)	87.32	86.59	84.88
Loans to deposits at year end	71.07	73.32	80.34
Capital Ratios:
Average shareholders' equity to average assets	9.28%	9.22%	8.97%
Tier 1 capital to average total assets	8.48	9.01	9.12
Tier 1 capital to total risk-weighted assets	12.40	12.45	11.94
Total capital to total risk-weighted assets	13.56	13.71	13.20
Asset Quality Ratios:
Nonperforming loans to total loans(6)	4.69%	3.37%	3.30%
Nonperforming assets to total loans and other real estate owned(7)	5.03	3.98	4.28
Net charge-offs to average total loans	0.42	0.88	0.52
Allowance for loan losses to total loans at period end	2.52	2.23	2.47
Allowance for loan losses to nonperforming loans	53.79	66.23	74.79

(1)
Net income divided by average shareholders' equity.

(2)
Net income divided by average total assets.

(3)
Weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(4)
Net interest income as a percentage of average interest-earning assets.

(5)
Ratio of noninterest expense excluding merger expenses to the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses.

(6)
Nonperforming loans consist of nonaccrual loans and loans past due 90 days or more.

(7)
Nonperforming assets consist of nonperforming loans (see footnote 6 above) and other real estate owned.

CENTRAL VALLEY COMMUNITY BANK / VISALIA COMMUNITY BANK

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Unaudited)

December 31, 2012

        The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Central Valley Community Bancorp and Visalia Community Bank, giving effect to the merger as if it had been consummated on December 31, 2012. The unaudited pro forma condensed combined income statements for the year ended December 31, 2012, combine the Central Valley Community Bancorp consolidated statements of income for the year ended December 31, 2012 with the Visalia Community Bank statements of income for the same period. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information includes the following assumptions: (i) that no shareholder of Visalia Community Bank or Central Valley Community Bancorp perfects dissenters' rights, (ii) that all outstanding Visalia Community Bank Series B Preferred Stock will be converted into Visalia Community Bank common stock prior to the consummation of the merger, (iii) that the exchange ratio used for purposes of the pro forma calculations was 2.971 shares of Central Valley Community Bancorp common stock (based on the value of Central Valley Community Bancorp stock of $8.75, the assumed value used in the merger agreement) plus $26.00 in cash to be exchanged for each Visalia Community Bank common share outstanding, and (iv) that Visalia Community Bank conforms its allowance for loan and lease losses methodology and required level of reserves to be consistent with the Central Valley Bancorp methodology prior to the consummation of the Merger.

        The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors.

        These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical audited and unaudited consolidated financial information and accompanying notes of Central Valley Community Bancorp and Visalia Community Bank, which have been incorporated by reference or included in this proxy statement-prospectus.

        The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with Central Valley Community Bancorp treated as the acquiring entity. Accordingly, consideration expected to be paid by Central Valley Community Bancorp to complete the merger with Visalia Community Bank will be allocated to Visalia Community Bank's assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a final allocation. Additionally, a final determination of the fair value of Visalia Community Bank's assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual fair values of the net tangible and intangible assets of Visalia Community Bank that exist as of the date of completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Central Valley Community Bancorp estimated the fair value of Visalia Community Bank's assets and liabilities based on discussions with Visalia Community Bank's management, due diligence and information presented in public filings. Valuations of tangible and intangible assets and liabilities and related pro forma adjustments are based on Central Valley Community Bancorp management's good faith estimates of fair value. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the unaudited pro forma condensed combined balance sheet and/or income statement. There can be no assurance that the final determination will not result in material changes.

        The value of Central Valley Community Bancorp shares of common stock issued in connection with the Visalia Community Bank acquisition will be based on the closing price of Central Valley Community Bancorp common stock on the date the merger is completed. For purposes of the unaudited pro forma condensed combined financial information, the fair value of Central Valley Community Bancorp common stock was assumed to be $8.75 per share. The actual value of the Central Valley Community Bancorp common stock at the completion of the merger could be different.

        Central Valley Community Bancorp anticipates that the completed acquisitions of Visalia Community Bank will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma condensed combined financial information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect the exact benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods. Actual results may be materially different than the pro forma information presented.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
December 31, 2012
(In thousands)

	Central Valley Community Bancorp	Visalia Community Bank	Pro Forma Adjustments		Pro Forma Combined
ASSETS:
Cash and cash equivalents	$52,956	$48,247	$(11,050)	(A)	$90,153
Investment securities	393,965	16,462	—		410,427
Loans and leases, net of allowance for loan and lease losses	385,185	120,214	(3,851)	(B)	501,548
Premises and equipment, net	6,252	2,996	—		9,248
Other real estate owned	—	442	—		442
Goodwill	23,577	—	4,730	(C)	28,307
Core deposit intangibles, net	583	—	1,557	(D)	2,140
Other assets	27,710	11,425	941	(E)	40,076

TOTAL ASSETS	$890,228	$199,786	$(7,673)		$1,082,341

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
Noninterest-bearing demand deposits	$240,169	$52,491	$—		$292,660
Interest-bearing	511,263	121,027	—		632,290

Total deposits	751,432	173,518	—		924,950
Short-term borrowings	4,000	2,000	—		6,000
Junior subordinated debt securities	5,155	—	—		5,155
Accrued interest payable and other liabilities	11,976	5,545	—		17,521

Total liabilities	772,563	181,063	—		953,626
STOCKHOLDERS' EQUITY:
Preferred stock	7,000	1,613	(1,613)	(F)	7,000
Common stock	40,583	3,341	(3,341)	(F)	51,633
			11,050	(G)
Retained earnings	62,496	13,658	(13,658)	(F)	62,496
Accumulated other comprehensive income (loss), net of tax	7,586	111	(111)	(F)	7,586

Total stockholders' equity	117,665	18,723	(7,673)		128,715

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$890,228	$199,786	$(7,035)		$1,082,979

The accompanying notes are an integral part of these pro forma financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS
For the year ended December 31, 2012
(In thousands, except share and per share amounts)

	Central Valley Community Bancorp	Visalia Community Bank	Pro Forma Adjustments		Pro Forma Combined
Net interest income before provision for credit losses	$29,937	$6,938	$115	(H)	$36,990
Provision for credit losses	700	834	—		1,534

Interest income after provision for loan losses	29,237	6,104	115		35,456
Non-interest income	7,242	2,278	—		9,520
Non-interest expenses	27,274	8,294	156	(I)	35,724

Income before provision for income taxes	9,205	88	(41)		9,252
Provision for income taxes	1,685	(60)	(17)	(J)	1,608

Net income	$7,520	$148	$(24)		$7,644

Preferred stock dividends and accretion	350	134	(134)	(K)	350

Net income available to common shareholders	$7,170	$14	$110		$7,294

Basic earnings per share	$0.75	$0.04			$0.67

Diluted earnings per share	$0.75	$0.04			$0.67

Weighted average common shares outstanding—basic	9,587,784	380,322	882,536	(L)	10,850,642

Weighted average common shares outstanding—diluted	9,616,413	380,322	882,536	(L)	10,879,271

Cash dividends per common share	$0.05	$—	$—		$0.04

The accompanying notes are an integral part of these pro forma financial statements.

Note 1—Basis of Presentation

        The unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial condition and results of operations of Central Valley Community Bancorp resulting from the Visalia Community Bank acquisition under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Visalia Community Bank will be recorded by Central Valley Community Bancorp at their respective fair values as of the merger date. The unaudited pro forma condensed combined balance sheet combines the historical financial information of Central Valley Community Bancorp and Visalia Community Bank as of December 31, 2012, and assumes that the Visalia Community Bank merger was completed on that date. The unaudited pro forma condensed combined income statements for the year ended December 31, 2012 give effect to the pending Visalia Community Bank merger as if it had been completed on January 1, 2012.

        Since the transaction is recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Central Valley Community Bancorp's balance sheet. In addition, certain nonrecurring costs associated with the Visalia Community Bank merger such as potential severance, professional fees, legal fees and conversion-related expenditures are expensed as incurred and not reflected in the unaudited pro forma condensed combined income statement.

        While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan and lease losses and the allowance for loan and lease losses, for purposes of the unaudited pro forma condensed combined income statement for the year ended December 31, 2012, Central Valley Community Bancorp assumed no adjustments to the historical amount of Visalia Community Bank's provision for loan losses. If such adjustments were estimated, there could be a reduction, which could be significant, to the historical amounts of Visalia Community Bank's provision for loan losses presented.

Note 2—Accounting Policies and Financial Statement Classifications

        The accounting policies of Visalia Community Bank are in the process of being reviewed in detail by Central Valley Community Bancorp. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note 3—Merger and Acquisition Integration Costs

        In connection with the Visalia Community Bank merger the plan to integrate the operations of Visalia Community Bank is still being developed and the specific details of the plan will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where Central Valley Community Bancorp may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. Central Valley Community Bancorp also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions. No such costs were considered in the accompanying unaudited pro forma condensed combined balance sheet or income statement.

Note 4—Estimated Annual Cost Savings

        Central Valley Community Bancorp expects to realize cost savings from the Visalia Community Bank merger. These cost savings are not reflected in the unaudited pro forma condensed combined financial information and there can be no assurance they will be achieved in the amount, manner or timing currently contemplated.

Note 5—Pro Forma Adjustments

        The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

  (A)
  Payment for cash consideration of $11.05 million to Visalia Community Bank shareholders is funded by the liquidation of interest bearing deposits in other banks.

  (B)
  $3.851 million adjustment made to reflect the preliminary estimated market value of Visalia Community Bank's loans, which includes an estimate of lifetime credit losses, net of $3.112 million purchase accounting reversal of Visalia Community Bank's allowance for loan and lease losses, which cannot be carried over.

  (C)
  Represents the recognition of goodwill resulting from the difference between the net fair value of the acquired assets and assumed liabilities and the value of the consideration paid to Visalia Community Bank shareholders. The excess of the value of the consideration paid over the fair value of net assets acquired is summarized as follows:

Calculation of Pro Forma Goodwill (Dollars in thousands, except per share amounts)	December 31, 2012
Central Valley Community Bancorp shares of common stock to be issued to Visalia Community Bank Shareholders	1,262,858

Value of stock consideration to be paid to Visalia Community Bank shareholders, based on Central Valley Community Bancorp price at $8.75 per share	$11,050
Cash consideration to be paid	11,050

Total pro forma consideration paid	22,100

Carrying value of Visalia Community Bank net assets	18,723
Fair value adjustments (debit / (credit)):
Loans, net	(3,851)
Core deposit intangible	1,557
Net deferred tax effect of adjustments (41%)	941

Total fair value adjustments	(1,353)

Fair value of net assets acquired	17,370

Excess of consideration paid over fair value of net assets acquired—(Goodwill)	$(4,730)

  (D)
  Includes $1.557 million acquisition accounting adjustment in recognition of the fair value of core deposit intangibles asset, which is 1.00% of core deposits liabilities, excluding certificates of deposits.

  (E)
  Includes a $1.579 million deferred tax asset based on 41% of the fair value adjustment related to the acquired loan portfolio, net of $0.638 million deferred tax liability based on 41% of the fair value adjustment in recognition of the fair value of the core deposit intangibles asset.

Note 5—Pro Forma Adjustments (Continued)

  (F)
  Purchase accounting reversal of Visalia Community Bank's equity accounts.

  (G)
  Adjustment made to include the value of the shares issued to Visalia Community Bank shareholders totaling $11.05 million.

  (H)
  The accretion of the fair value adjustment related to loans over the average estimated 10 year lives of the loans in the loan portfolio on a straight-line basis.

  (I)
  Amortization of core deposit intangibles over ten years on a straight line basis.

  (J)
  Reflects the tax impact of the pro forma merger adjustments at Central Valley Community Bancorp's marginal income tax rate of 41%.

  (K)
  Reflects the elimination of Visalia Community Bank's preferred stock dividend.

  (L)
  Adjustment reflects the elimination of Visalia Community Bank's weighted average shares outstanding and to reflect the issuance of 1,262,858 shares in the acquisition of Visalia Community Bank.

COMPARATIVE PER SHARE DATA
(Unaudited)

        The table below summarizes selected per share information about Central Valley Community Bancorp and Visalia Community Bank. Central Valley Community Bancorp share information is presented on a pro forma basis to reflect the proposed merger with Visalia Community Bank. The data in the table should be read together with the financial information and the financial statements of Central Valley Community Bancorp and Visalia Community Bank included in, or incorporated by reference in, this proxy statement-prospectus. See "Where You Can Find More Information." The pro forma per share data or combined results of operations per share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of Central Valley Community Bancorp and Visalia Community Bank, or the costs of combining the companies and their operations. Per share data for Visalia Community Bank is presented based on the 380,322 presently outstanding shares of common stock and without giving effect to the conversion of Series B Preferred Stock that would occur immediately prior to the merger if the Certificate of Amendment is approved. Pro forma per share data gives effect to the issuance of 1,262,858 shares of Central Valley Community Bancorp common stock in connection with the merger.

As of and for the year ended December 31, 2012	Central Valley Community Bancorp	Visalia Community Bank	Combined Entity Pro Forma
Book value per common share	$12.31	$44.99	$11.89
Basic common shares outstanding	9,587,784	380,322	10,850,642
Diluted common shares outstanding	9,616,413	380,322	10,879,271
Cash dividends declared per common share	$0.05	$—	$0.04
Basic earnings per common share	$0.75	$0.04	$0.67
Diluted earnings per common share	$0.75	$0.04	$0.67

 RISK FACTORS

        In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the section "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement-prospectus. In addition, you should read and consider the risks associated with each of the businesses of Visalia Community Bank and Central Valley Community Bancorp because these risks will relate to the combined company. Descriptions of some of these risks can be found in the Annual Report on Form 10-K filed by Central Valley Community Bancorp for the year ended December 31, 2012, as updated by other reports filed with the SEC, which is filed with the SEC and incorporated by reference into this proxy statement-prospectus. You should also consider the other information in this proxy statement-prospectus and the other documents incorporated by reference into this proxy statement-prospectus. See "Where You Can Find More Information."

IMPORTANT NOTE IN THE EVENT THE SERIES B PREFERRED STOCK DOES NOT
APPROVE THE MERGER AND THE CERTIFICATE OF AMENDMENT

        Visalia Community Bank has two classes of stock outstanding, common stock and Series B Preferred Stock. So long as both classes of stock are outstanding, approval of the merger and the Certificate of Amendment will require a vote by both classes.

        If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share, the redemption price currently fixed in the Certificate of Determination for the Series B Preferred Stock, no later than the date preceding the effective date of the merger. The notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock on a share for share basis prior to the mandatory redemption instead of accepting the redemption payment of $37.50 per share.

        Following the redemption or conversion of all Series B Preferred Stock, approval of the merger will require a majority vote of only the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank owning an aggregate of 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares) have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        If any shares of Series B Preferred Stock are redeemed, the cash portion of the consideration payable in the merger will be reduced by the redemption amount. If all 44,687 shares of the Series B Preferred Stock are redeemed, the total reduction in the cash consideration payable in the merger would be $1,675,763; however, since holders of shares of Series B Preferred Stock would not receive any of the merger consideration following the redemption, and, since it is anticipated that the value of the per share merger consideration on the effective date of the merger will be greater than the $37.50 redemption price for the Series B Preferred Stock, the value of the per share merger consideration payable to holders of common stock at the effective time of the merger should increase in the event any shares of the Series B Preferred Stock are redeemed.

Because the market price of Central Valley Community Bancorp common stock will fluctuate, Visalia Community Bank shareholders cannot be certain of the market value of the merger consideration they will receive.

        The merger agreement assumes that the 1,262,858 shares of Central Valley Community Bancorp common stock which will constitute the equity portion of the merger consideration have a market value equal to approximately $11,0500,000, or $8.75 per share. Since the market value of Central Valley Community Bancorp common stock fluctuates, the value of the equity portion of the merger consideration may be more or less than approximately $11,050,000. Assuming conversion of all Series B Preferred Stock to Visalia Community Bank common stock, the value of the equity portion of the consideration would have been an aggregate of approximately                                or $                 per share of Visalia Community Bank common stock if the merger had become effective as of                                , 2013, on which date the closing price of one share of common stock of Central Valley Community Bancorp on Nasdaq was $                . The value of the merger consideration may change depending on various factors discussed in the section of the attached proxy statement-prospectus entitled "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders." Assuming conversion of all Series B Preferred Stock to Visalia Community Bank common stock, you will receive a combination of $26.00 in cash and 2.971 newly issued shares of Central Valley Community Bancorp common stock in exchange for each share of Visalia Community Bank common stock. As a result, each increase, or decrease, of $1.00 in the market price of Central Valley Community Bancorp stock would result in a corresponding change of approximately $2.971 for each share of Visalia Community Bank stock surrendered in the merger. Stock price changes may result from a variety of factors that are beyond the control of Central Valley Community Bancorp and Visalia Community Bank, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the Visalia Community Bank special meeting you will not know the precise market value of the consideration you will receive at the effective time of the merger.

        As a result of these factors, the value of the merger consideration may change prior to the time payments to Visalia Community Bank shareholders are made.

        Please read the sections entitled "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders."

The market price of Central Valley Community Bancorp common stock after the merger may be affected by factors different from those affecting the shares of Visalia Community Bank or Central Valley Community Bancorp currently.

        Upon completion of the merger, holders of Visalia Community Bank common stock will become holders of Central Valley Community Bancorp common stock. Central Valley Community Bancorp's business differs from that of Visalia Community Bank, and, accordingly, the results of operations of the combined company and the market price of Central Valley Community Bancorp common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Central Valley Community Bancorp and Visalia Community Bank.

If shares of Series B Preferred Stock are redeemed rather than converted to Visalia Community Bank common stock, it will decrease the cash component of merger consideration available to holders of Visalia Community Bank common stock.

        Under the merger agreement, it is a condition of the merger that all outstanding shares of Visalia Community Bank Series B Stock shall have been converted to common stock or redeemed prior to the consummation of the merger. If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share no later than the date preceding the effective date of the merger. Such notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock prior to the merger instead of accepting the redemption payment of $37.50 per share.

        Pursuant to the merger agreement, cash used to redeem Series B Preferred Stock would be deducted from the cash portion of the merger consideration. Redemption of all Series B Preferred Stock would result in a reduction of the cash portion of the merger consideration by approximately $1,675,763; however, since holders of shares of Series B Preferred Stock would not receive any of the merger consideration following the redemption, and since it is anticipated that the value of the per share merger consideration on the effective date of the merger will be greater than the $37.50 redemption price for the Series B Preferred Stock, the value of the per share merger consideration payable to holders of the common stock at the effective time of the merger should increase in the event any of the shares of the Series B Preferred Stock are redeemed; however, the holders of the common stock of Visalia Community Bank would receive a larger portion of the merger consideration in shares of the common stock of Central Valley Community Bancorp, so the merger consideration received would be subject to greater fluctuation after the merger. See "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders."

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated.

        Before the merger may be completed, Central Valley Community Bancorp and Visalia Community Bank must obtain various approvals or consents, including from the FDIC and the DFI. The DFI has approved the merger. In deciding whether to grant these approvals, the relevant governmental authorities will make a determination of whether, among other things, the merger is in the public interest. These regulatory entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although the parties do not currently expect that any material conditions or changes would be imposed, there can be no assurance that they will not be. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have a material adverse effect on the combined company following the merger. In addition, Central Valley Community Bancorp or Visalia Community Bank may elect not to consummate the merger if any required regulatory approval has been denied by the relevant regulatory authority and such denial has become final and nonappealable, or if a regulatory authority has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the completion of the merger. See "The Merger—Regulatory Approvals Required for the Merger."

Combining the two companies may be more difficult, costly or time consuming than expected.

        Central Valley Community Bancorp and Visalia Community Bank have operated and, until the completion of the merger will continue to operate, independently. The success of the merger, including any anticipated cost savings, will depend, in part, on whether the parties to the merger agreement successfully combine the businesses of Central Valley Community Bancorp and Visalia Community Bank. To realize these anticipated benefits, after the completion of the merger, Central Valley Community Bancorp expects to integrate Visalia Community Bank's business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Central Valley Community Bancorp's ability to successfully conduct its business in the markets in which Visalia Community Bank now operates, which could have an adverse effect on Central Valley Community Bancorp's financial results and the value of its common stock. If Central Valley Community Bancorp experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Visalia Community Bank to lose customers or cause customers to remove their accounts from Visalia Community Bank and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Visalia Community Bank and Central Valley Community Bancorp during this transition period and for an undetermined period after completion of the merger.

The fairness opinion obtained by Visalia Community Bank from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

        Visalia Community Bank has not obtained an updated fairness opinion as of the date of this proxy statement-prospectus from FIG, Visalia Community Bank's financial advisor. Changes in the operations and prospects of Visalia Community Bank or Central Valley Community Bancorp, general market and economic conditions and other factors that may be beyond the control of Visalia Community Bank and Central Valley Community Bancorp, and on which the fairness opinion was based, may alter the value of Visalia Community Bank or Central Valley Community Bancorp or the prices of shares of Visalia Community Bank common stock or Central Valley Community Bancorp common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Visalia Community Bank does not anticipate asking its financial advisor to update its opinion, the December 19, 2012 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is attached as Appendix C to this proxy statement-prospectus. For a description of the opinion that Visalia Community Bank received from its financial advisor, see "The Merger—Opinion of FIG Partners LLC." For a description of the other factors considered by Visalia Community Bank's board of directors in determining to approve the merger, see "The Merger—Visalia Community Bank's Reasons for the Merger; Recommendation of Visalia Community Bank's Board of Directors."

Some of the directors and executive officers of Visalia Community Bank may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger agreement.

        The interests of some of the directors and executive officers of Visalia Community Bank may be different from those of Visalia Community Bank shareholders, and directors and officers of Visalia Community Bank may be participants in arrangements that are different from, or in addition to, those of Visalia Community Bank shareholders. These interests are described in more detail in the section entitled "The Merger—Interests of Visalia Community Bank's Directors and Executive Officers in the Merger."

Termination of the merger agreement could negatively impact Visalia Community Bank.

        If the merger agreement is terminated, there may be various consequences. For example, Visalia Community Bank's businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. If the merger agreement is terminated and Visalia Community Bank's board of directors seeks another merger or business combination, Visalia Community Bank shareholders cannot be certain that Visalia Community Bank will be able to find a party willing to pay the equivalent or greater consideration than that which Central Valley Community

Bancorp has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Visalia Community Bank's board of directors, Visalia Community Bank may be required to pay Central Valley Community Bancorp a termination fee of $1 million.

Visalia Community Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Visalia Community Bank. These uncertainties may impair Visalia Community Bank's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Visalia Community Bank to seek to change existing business relationships with Visalia Community Bank.

        Retention of certain employees by Visalia Community Bank may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Visalia Community Bank. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Visalia Community Bank, the combined bank's business following the merger could be harmed. To mitigate this risk, Visalia Community Bank has entered into retention agreements with certain key employees, but these agreements do not guarantee continued employment by these individuals continuing through and for a period after the merger. In addition, subject to certain exceptions, Visalia Community Bank has agreed to operate its business in the ordinary course prior to closing. See "The Merger Agreement—Covenants and Agreements" for a description of the restrictive covenants applicable to Visalia Community Bank.

The unaudited pro forma financial data for Central Valley Community Bancorp and Visalia Community Bank included in this proxy statement-prospectus are preliminary, and Central Valley Community Bancorp's actual financial position and operations after the completion of the merger may differ materially from the unaudited pro forma financial data included in this proxy statement-prospectus.

        The unaudited pro forma financial data for both Central Valley Community Bancorp and Visalia Community Bank in this proxy statement-prospectus are presented for illustrative purposes only and are not necessarily indicative of what Central Valley Community Bancorp's actual financial position or operations would have been had the merger been completed on the dates indicated. For more information, see "Unaudited Pro Forma Combined Condensed Consolidated Financial Information."

 A WARNING ABOUT FORWARD LOOKING STATEMENTS

        Central Valley Community Bancorp, CVC Bank, and Visalia Community Bank make forward-looking statements in this proxy statement-prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results after the merger. These forward-looking statements are based on the beliefs and assumptions of the management of each of Central Valley Community Bancorp, CVC Bank, and Visalia Community Bank, as well as on information currently available to them. While Visalia Community Bank, CVC Bank, and Central Valley Community Bancorp believe that the expectations reflected in these forward-looking statements are reasonable, and have based these expectations on their beliefs as well as assumptions they have made, those expectations may ultimately prove to be incorrect.

        When words such as "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends," "forecasts," predicts," "assumes" or similar expressions are used, forward-looking statements are being made.

        Many possible events or factors could affect Central Valley Community Bancorp's future results and performance after the merger. The events or factors that could cause results or performance to materially differ from those expressed in the forward-looking statements include:

  •
  lower than expected consolidated revenues for Central Valley Community Bancorp;

  •
  higher than expected merger related costs;

  •
  losses of deposit and loan customers resulting from the merger;

  •
  greater than expected operating costs and/or loan losses;

  •
  significant increases in competition;

  •
  unexpected difficulties or delays in obtaining regulatory approvals for the merger;

  •
  the inability to achieve expected cost savings from the merger, or the inability to achieve those savings as soon as expected;

  •
  adverse changes in interest rates and economic or business conditions;

  •
  adverse legislative or regulatory changes affecting Central Valley Community Bancorp's and Visalia Community Bank's businesses;

  •
  unexpected costs and difficulties in adapting to technological changes and integrating systems;

  •
  adverse changes in the securities markets; and

  •
  the effects of terrorist attacks in the U.S. or abroad or other events affecting world peace or international commerce.

        Due to the uncertainties surrounding these events or factors, you should not unduly rely on the forward-looking statements made in this proxy statement-prospectus. Actual results may materially differ from those currently expected or anticipated.

        Forward-looking statements are not guarantees of performance. Instead, they involve risks, uncertainties and assumptions. Many of the factors described under the section of this proxy statement-prospectus entitled "Risk Factors" will determine the results and stock prices for Central Valley Community Bancorp, and are beyond Central Valley Community Bancorp's or Visalia Community Bank's ability to control or predict. As a result, Central Valley Community Bancorp, CVC Bank and Visalia Community Bank claim the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 for the forward-looking statements contained and incorporated by reference in this proxy statement-prospectus.

 COMPARATIVE MARKET PRICES AND DIVIDENDS

Central Valley Community Bancorp

        Central Valley Community Bancorp common stock is listed for trading on the Nasdaq Capital Market under the symbol CVCY. As of March 31, 2013, there were 9,559,466 shares of Central Valley Community Bancorp common stock outstanding, which were held by approximately 796 holders of record.

        The following table shows the high and low sales prices for the common stock for the periods indicated as reported by NASDAQ.

Central Valley Community Bancorp Common Stock Prices

	Qtr 1 2011	Qtr 2 2011	Qtr 3 2011	Qtr 4 2011	Qtr 1 2012	Qtr 2 2012	Qtr 3 2012	Qtr 4 2012	Qtr 1 2013
High	$6.19	$6.95	$6.90	$6.25	$7.25	$7.75	$8.50	$9.25	$8.92
Low	$5.61	$6.19	$5.20	$5.25	$5.25	$6.77	$6.90	$7.74	$7.76

        During 2012, CVC Bank declared and paid cash dividends to Central Valley Community Bancorp of $3,000,000, in connection with stock repurchase agreements and cash dividends approved by Central Valley Community Bancorp's Board of Directors. No dividends were paid by CVC Bank during the three months ended March 31, 2013. CVC Bank would not pay any dividend that would cause it to be deemed not "well capitalized" under applicable banking laws and regulations. On October 17, 2012, the Central Valley Community Bancorp Board of Directors declared a $0.05 per common share cash dividend to shareholders of record at the close of business on November 15, 2012 which was paid on November 30, 2012, and on January 16, 2013 declared a $0.05 per common share cash dividend to shareholders of record at the close of business on February 15, 2013 which was paid on February 28, 2013. No dividends on Central Valley Community Bancorp common shares were declared in 2011 or 2010.

        Central Valley Community Bancorp is obligated to pay dividends of not more than 5% on its Series C Preferred Stock. During 2011, 2012 and the three month ended March 31, 2013, Central Valley paid $307,000, $350,000, and $87,000, respectively, in dividends with respect to Series A and Series C Preferred Stock.

Visalia Community Bank

        There is currently no established public trading market for the common stock of Visalia Community Bank. The common stock of Visalia Community Bank is not listed on any exchange or market nor is it reported on the OTC Bulletin Board. Although it is quoted on the OTCQB under the symbol "VSMU," Visalia Community Bank is only aware of six trades in its common stock since January 1, 2011 as follows: In March 2011, 790 shares of the common stock were sold at a price of $30.00 per share; in July 2011, 64 shares of common stock were sold at a price of $30.00 per share; in April 2012, 150 shares were sold at a price of $30.50 per share; in June 2012, 2,200 shares were sold at a price of $30.55 per share; in August 2012, 1,950 shares were sold at $31.00 per share; and in September 2012, 200 shares were sold at $31.00 per share.

Holders

        As of March 1, 2013, there were 143 holders of record of the common stock of Visalia Community Bank and 30 holders of record of the Series B Preferred Stock of Visalia Community Bank.

Equity Compensation Plan Information

        Visalia Community Bank has no compensation plans under which its equity securities are authorized for issuance.

Dividend Policy of Visalia Community Bank

        Shareholders are entitled to receive dividends when and if declared by the board of directors of Visalia Community Bank. Visalia Community Bank has not declared or issued any cash dividends on its common stock since January 1, 2011. Accordingly, Visalia Community Bank does not anticipate paying any cash dividends for the foreseeable future on its common stock, and no assurance can be given that its earnings will permit the payment of dividends of any kind in the future.

        Under the California Financial Code, Visalia Community Bank is permitted to pay a dividend in the following circumstances: (i) without the consent of either the California Department of Financial Institutions (the "DFI") or the bank's shareholders, in an amount not exceeding the lesser of (a) the retained earnings of the bank; or (b) the net income of the bank for its last three fiscal years; (ii) with the prior approval of the DFI, in an amount not exceeding the greatest of: (a) the retained earnings of the bank; (b) the net income of the bank for its last fiscal year; or (c) the net income for the bank for its current fiscal year; and (iii) with the prior approval of the DFI and the bank's shareholders in connection with a reduction of its contributed capital.

        Under federal law, Visalia Community Bank is prohibited from paying any dividends if after making such payment it would fail to meet any of its minimum regulatory capital requirements. Furthermore, bank regulators also have the authority to prohibit the payment of dividends by a bank when it determines such payments to be an unsafe or unsound banking practice. The terms of the memorandum of understanding to which Visalia Community Bank is currently a party with each of the DFI and FDIC requires that Visalia Community Bank obtain the approval of each of these regulators prior to the payment of any cash dividends even though the bank remains well capitalized. See "Information Regarding Visalia Community Bank—Regulatory Matters."

        Further, pursuant to the terms of the merger agreement, Visalia Community Bank has agreed, that prior to the effective time of the merger, without the prior written consent of Central Valley Community Bancorp, that it will not make, declare, pay or set aside for payment any dividend in respect of any shares of its capital stock.

THE VISALIA COMMUNITY BANK MEETING

General

        Visalia Community Bank will hold its special shareholders' meeting at 120 N. Floral Street, Visalia, California 93291 on                         , 2013, at                         p.m. At this meeting, Visalia Community Bank shareholders will consider and vote upon the approval of the merger, the Certificate of Amendment, and related matters. You may vote at the Visalia Community Bank special shareholders' meeting if you owned shares of Visalia Community Bank common stock or Series B Preferred Stock at the close of business on May 2, 2013.

Record Date; Stock Entitled to Vote; Quorum

        Only holders of record of Visalia Community Bank common stock or Series B Preferred Stock at the close of business on May 2, 2013, the record date for Visalia Community Bank's special shareholders' meeting, are entitled to receive notice of and to vote at the special shareholders' meeting. On the record date, Visalia Community Bank had 380,322 shares of its common stock issued, outstanding and eligible to vote at the special shareholders' meeting, and 44,687 shares of its Series B Preferred Stock issued, outstanding and eligible to vote at the special shareholders' meeting. A majority of the shares of each class of Visalia Community Bank stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the special shareholders' meeting in order for a quorum to be present for purposes of transacting business. In the event that a quorum is not present, it is expected that the special shareholders' meeting will be adjourned or postponed to solicit additional proxies.

Number of Votes

        Each holder of Visalia Community Bank common stock will be entitled to one vote, in person or by proxy, for each share of Visalia Community Bank common stock held on the record date with regard to the vote to be taken by the common stock. Each holder of Series B Preferred Stock will be entitled to one vote, in person or by proxy, for each share of Series B Preferred Stock held on the record date with regard to the vote to be taken by the Series B Preferred Stock.

Votes Required

        To approve the merger agreement and the merger, Visalia Community Bank must obtain both a majority vote of the common stock and a majority vote of the Series B Preferred Stock. To approve the Certificate of Amendment, Visalia Community Bank must obtain both a majority vote of the common stock and a majority vote of the Series B Preferred Stock. The common stock and Series B Preferred Stock are the only classes of Visalia Community Bank stock that are issued and outstanding.

        If the merger described herein is not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share no later than the date preceding the effective date of the merger. Such notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock prior to the merger instead of accepting the redemption payment of $37.50 per share.

        Following the redemption or conversion of all Series B Preferred Stock, approval of the merger will require a majority vote of only the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank owning an aggregate of 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares) have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

 Voting of Proxies

  Submitting Proxies

        Visalia Community Bank shareholders may vote their shares in person by attending the special shareholders' meeting or they may vote their shares by proxy. In order to vote by proxy, Visalia Community Bank shareholders must complete the enclosed proxy card, sign and date it and mail it in the enclosed postage pre-paid envelope. If a shareholder holds both common stock and preferred stock, the shareholder will receive two proxy cards and the shareholder must complete, sign and date both proxy cards in order to vote with respect to both the common stock and preferred stock held by the shareholder.

        If a written proxy card is signed by a shareholder and returned without instructions, the shares represented by the proxy will be voted "FOR" approval of the merger and "FOR" approval of the Certificate of Amendment. Visalia Community Bank shareholders whose shares are held in "street name" (i.e., in the name of a broker, bank or other record holder) must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at the Visalia Community Bank special shareholders' meeting. It is important that you follow the directions provided by your broker or other record holder. Your failure to do so will have the same effect as voting against both the merger and the Certificate of Amendment.

  Revoking Proxies

        Visalia Community Bank shareholders of record may revoke their proxies at any time before the time their proxies are voted at the Visalia Community Bank special shareholders' meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the Corporate Secretary of Visalia Community Bank, by a later-dated proxy signed and returned by mail or by attending the special shareholders' meeting and voting in person. Attendance at the special shareholders' meeting will not, in and of itself, constitute a revocation of a proxy. Instead, Visalia Community Bank shareholders who wish to revoke their proxies must inform Visalia Community Bank's Corporate Secretary at the special shareholders' meeting, prior to the vote, that he or she wants to revoke his or her proxy and vote in person. Written notices of proxy revocations must be sent so that they will be received before the taking of the vote at Visalia Community Bank's special shareholders' meeting as follows:

  Visalia Community Bank
  120 N. Floral Street
  Visalia, California 93291
  Attention: Nancy Hamill
  Corporate Secretary

Abstentions and Broker Nonvotes

        The presence, in person or by properly executed proxy, of the holders of a majority of each class of Visalia Community Bank's outstanding shares entitled to vote is necessary to constitute a quorum at the special shareholders' meeting. Abstentions and broker nonvotes will be counted in determining whether a quorum is present. Under the applicable rules of the National Association of Securities Dealers, Inc., brokers who hold shares in street name for customers who are the beneficial owners of Visalia Community Bank common stock or Series B Preferred Stock are prohibited from giving a proxy to vote those shares in the absence of specific instructions from beneficial owners. Visalia Community Bank refers to the shares for which brokers fail to receive voting instructions as "broker nonvotes." Abstentions and broker nonvotes will not be counted as a vote "FOR" or "AGAINST" either the merger agreement or the Certificate of Amendment at the Visalia Community Bank special shareholders' meeting. However, abstentions and broker nonvotes will have the same effect as a vote

"AGAINST" both the merger and the Certificate of Amendment because approval is based on the affirmative vote of a majority of the shares outstanding.

Other Matters

        In addition to voting for approval of the merger and the Certificate of Amendment, any other matters that are properly presented at the special shareholders' meeting will be acted upon. Visalia Community Bank's management does not presently know of any other matters to be presented at the Visalia Community Bank special shareholders' meeting other than those set forth in this proxy statement-prospectus. If other matters come before the special shareholders' meeting, the persons named in the accompanying proxy intend to vote according to the recommendations of Visalia Community Bank's Board of Directors.

Solicitation of Proxies

        Visalia Community Bank's Board of Directors is soliciting the proxies for the Visalia Community Bank special shareholders' meeting. Visalia Community Bank will pay for the cost of solicitation of proxies. In addition to solicitation by mail, Visalia Community Bank's directors, officers and employees may also solicit proxies from shareholders by telephone, email, facsimile, and telegram or in person. If Visalia Community Bank's management deems it advisable, the services of individuals or companies that are not regularly employed by Visalia Community Bank may be used in connection with the solicitation of proxies. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Visalia Community Bank will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

 THE MERGER

        This section of the proxy statement-prospectus describes certain aspects of the proposed merger. Because this is a summary, it does not contain all the information that may be important to you. You should read this entire proxy statement-prospectus, including the appendices. A copy of the merger agreement is attached as Appendix A to this proxy statement-prospectus. The following discussion, and the discussion under the subsection entitled "The Merger Agreement," describes important aspects of the merger and the material terms of the merger agreement. These descriptions are qualified by reference to Appendix A.

Background and Reasons for the Merger

        The terms of the merger agreement were the result of arm's length negotiations between representatives of Central Valley Community Bancorp and Visalia Community Bank. The following is a brief description of the events that led to the execution of the merger agreement.

        Each of Central Valley Community Bancorp's and Visalia Community Bank's board of directors has from time to time separately engaged with senior management of their respective companies in reviews and discussions of potential strategic alternatives, and has considered ways to enhance their respective companies' performance and prospects in light of competitive and other relevant developments. For each company, these reviews have included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions.

        During mid-2010, Dan Doyle, CEO of CVC Bank and Central Valley Community Bancorp (with the knowledge of, and at the direction of, the Central Valley Community Bancorp Board of Directors), met with F.T. Elliott III, F.T. Elliott IV, and Jonathan Graves of the Visalia Community Bank Board of Directors to discuss a potential merger of the two banks. The parties did not agree on management and governance structure and determined not to take the discussions further at that time.

        On March 1, 2012, Tom Beene, CEO of Visalia Community Bank, met with Mr. Doyle to discuss Visalia Community Bank's strategic planning process. Mr. Beene indicated that Visalia Community Bank was willing to consider merging with a larger institution, but he also discussed with Mr. Doyle Central Valley Community Bancorp's experience with acquisitions, and issues Visalia Community Bank might encounter in raising additional capital in the future. Mr. Doyle provided Mr. Beene with recommendations for consultants and investment bankers who might help Visalia Community Bank's Board of Directors and management in its strategic planning. No arrangements to promote a possible merger of CVC Bank and Visalia Community Bank were made at that time.

        On April 26, 2012, a representative of FIG Partners LLC ("FIG") met with Mr. Beene. At that meeting, FIG and Visalia Community Bank management explored the current operating environment for community banks generally and in the Central Valley of California in particular, as well as the process that would be involved in offering Visalia Community Bank for sale, the valuation of Visalia Community Bank and the steps involved in concluding a transaction.

        On May 24, 2012, FIG met with the executive committee of the Visalia Community Bank board, consisting of F.T. Elliott, IV, Jonathan Graves and Brian Johnson, and was formally engaged and entered into an agreement with Visalia Community Bank to market the bank for sale following a review of all strategic options. On June 4, 2012, Visalia Community Bank retained the firm of King, Holmes, Paterno & Berliner, LLP ("King Holmes") to advise the bank on legal matters respecting the transaction.

        On June 12, 2012 Mr. Doyle was informed by a representative of FIG that FIG had been retained to represent a bank in the southern part of the Central Valley that might be available for acquisition. Doyle indicated potential interest by Central Valley Community Bancorp based upon the preliminary information FIG provided. On June 14, 2012 Central Valley Community Bancorp signed a Non Disclosure Agreement with FIG on behalf of Visalia Community Bank, and Central Valley Community Bancorp received a preliminary presentation prepared by FIG regarding Visalia Community Bank.

        During the week of June 18, 2012, Visalia Community Bank entered into confidentiality and non-disclosure agreements with six potential acquirors that had been contacted by FIG. The potential acquirors were provided with confidential information memorandums and limited preliminary due diligence materials. Based on their initial review, four of the potential acquirors, including Central Valley Community Bancorp, elected to continue evaluating the transaction and meetings were held with each of these institutions in Visalia Community Bank on June 26 and June 27.

        On June 20, 2012, the Central Valley Community Bancorp's Board of Directors reviewed the FIG profile and preliminary merger model prepared by Central Valley Community Bancorp CFO Dave Kinross, and management determined to proceed with additional discussions with Visalia Community Bank.

        On June 21, 2012 additional information was provided to Central Valley Community Bancorp by FIG. After reviewing this information, Central Valley Community Bancorp management asked FIG for additional information in order to determine whether to present the question of a transaction with Visalia Community Bank to the Central Valley Community Bancorp Board of Directors.

        On July 11, 2012 Central Valley Community Bancorp's Board of Directors and Strategic Planning Committee met to discuss the analysis performed by CVC Bank management regarding estimates on credit losses, human resources, facilities, contracts, deposit base, potential revenue and growth opportunities in the new market for CVC Bank. Following discussion and review, the Central Valley Community Bancorp Board of Directors instructed management to submit a non-binding proposal to Visalia Community Bank. In its bid, Central Valley Community Bancorp offered to extend a board position to a current member of the Visalia Community Bank board of directors.

        On July 12, 2012 Central Valley Community Bancorp submitted its non-binding proposal through FIG, and one other bidder presented a proposal through FIG. The other parties who had indicated initial interest declined to submit formal offers, indicating that their pricing of the transaction would likely not be received by Visalia Community Bank as satisfactory or competitive. On July 18, 2012, King Holmes reviewed the two offers with FIG. On July 19, 2012, the executive committee reviewed the proposals with FIG and on July 20, Visalia Community Bank entered into a non-binding letter of intent to negotiate exclusively with the institution ("Bank A") other than Central Valley Community Bancorp. The Bank A proposal, consisting of 50% cash and 50% common stock was valued by Visalia Community Bank at approximately $24.5 million. Central Valley Community Bancorp's offer was valued at approximately $18.9 million, and also consisted of 50% cash and 50% common stock. On July 20, 2012 Central Valley Community Bancorp was informed by FIG that it was not the winning bidder for Visalia Community Bank.

        During August and September 2012, Bank A continued its due diligence review of Visalia Community Bank and its business, management and operations, and submitted a final offer valued at $21.5 million on September 19, 2012. On September 13, 2012 FIG notified Mr. Doyle that Bank A had reduced its original bid offered to Visalia Community Bank following the due diligence, and asked if Central Valley Community Bancorp would be willing to review and adjust its original bid. On September 17, 2012 the Central Valley Community Bancorp Board of Directors approved a revised bid containing the same terms and conditions of the original but with a merger consideration price of $52 per Visalia Community Bank share payable in 50% cash and 50% Central Valley Community Bancorp stock and subject to on-site due diligence. In considering the revised bid the Board considered that Central Valley Community Bancorp's stock price had improved to a price near tangible book value since the time of the original bid.

        On September 20, 2012, Visalia Community Bank elected to move forward and negotiate a definitive binding agreement with Bank A on these revised terms. On September 21, 2012 FIG notified Central Valley Community Bancorp that Visalia Community Bank had declined the revised offer of Central Valley Community Bancorp.

        On October 12, 2012, Bank A's legal counsel delivered an initial draft of a proposed definitive agreement for the transaction to King Holmes. Multiple drafts were subsequently exchanged in October and November 2012 reflecting subsequent negotiations. On November 1, 2012, King Holmes met with the executive committee of Visalia Community Bank to review the terms of the proposed definitive agreement. A second meeting was held between King Holmes and the Visalia Community Bank board on November 8, 2012 to review and obtain approval of the Bank A definitive agreement. On November 15, 2012, the chief executive officer of Bank A advised FIG it was electing not to acquire Visalia Community Bank and terminating the negotiations.

        On November 16, 2012, FIG informed Mr. Doyle that Visalia Community Bank's merger with Bank A had developed problems and asked if Central Valley Community Bancorp would be willing to re-submit the September 17, 2012 bid and if Central Valley Community Bancorp was able to work towards arriving at a definitive agreement before the end of 2012.

        Central Valley Community Bancorp conducted an updated analysis of the transaction and the board reviewed and considered the transaction. On November 19, 2012, Central Valley Community Bancorp re-submitted a non-binding expression of interest with a value of $22.1 million, consisting of 50% cash and 50% Central Valley Community Bancorp common stock. The Visalia Community Bank board was interested in proceeding with Central Valley Community Bancorp.

        On November 24 and 26, 2012 FIG delivered by electronic media certain of the due diligence material requested by Central Valley Community Bancorp. On December 1 and 2, 2012 Central Valley Community Bancorp conducted on-site diligence activities at the Visalia Community Bank headquarters, primarily with regard to Visalia Community Bank's loans and credit portfolio. In addition to Central Valley Community Bancorp's Chief Credit Officer and three other senior officers, Central Valley Community Bancorp engaged third party credit review personnel for the diligence session. In attendance for Visalia Community Bank were Mr. Beene, and Renee Savage, Chief Credit Officer. Central Valley Community Bancorp was able to review the files and reports that Visalia Community Bank made available and also was able to ask questions of Ms. Savage on credit related matters.

        On December 4 and 5, 2012 CVC Bank Board of Directors met with management, company counsel and the company's auditors to discuss CVC Bank's Strategic Plan for 2013 and beyond as well as the status of the potential merger with Visalia Community Bank. After discussion of the findings of due diligence, Mr. Doyle was instructed to proceed with the additional due diligence and to continue to negotiate a definitive agreement.

        On December 6, 2012 Doyle contacted Sandler O'Neill + Partners L.P. ("Sandler O'Neill") regarding preparation of a review and fairness opinion for the potential transaction. On December 11, 2012 Central Valley Community Bancorp and Sandler O'Neill signed an engagement letter.

        On December 10, 2012 Central Valley Community Bancorp contracted with Navigant Capital—Advisors as a third party to provide a fair market valuation on the loan portfolio of Visalia Community Bank.

        In connection with the negotiation of merger agreement, F.T. Elliott IV was identified as the Visalia Community Bank board member who would be named to the Central Valley Community Bancorp board. Mr. Elliott was selected in light of his business background, knowledge of the market in which Visalia Community Bank operates, and the expected share ownership percentage he and his family members would own in the combined entity.

        On December 19, 2012 the Central Valley Community Bancorp Board of Directors in addition to its attorney Jim Dyer reviewed the presentation of Sandler O'Neill on the fairness of the merger consideration and asked questions and had full discussion. The Board of Directors then unanimously adopted a joint resolution of the Boards of Directors of Central Valley Community Bancorp and Central Valley Community Bank approving the merger and directing Mr. Doyle to execute the merger agreement.

        On December 19, 2012 King Holmes discussed the terms of the agreement at the Visalia Community Bank board meeting and FIG delivered its opinion that the consideration payable under the agreement was fair from a financial point of view to the Visalia Community Bank shareholders. Thereafter, the merger agreement was unanimously approved by the Board of Directors of Visalia Community Bank and executed.

Recommendation of Visalia Community Bank Board of Directors Regarding the Merger

        After careful consideration, at its meeting on December 19, 2012, Visalia Community Bank's board of directors determined that the plan of merger contained in the merger agreement is in the best interests of Visalia Community Bank and its shareholders and that the consideration to be received in the merger is fair to the common shareholders of Visalia Community Bank. Accordingly, Visalia Community Bank's board of directors, by a unanimous vote, adopted and approved the merger agreement and unanimously recommends that Visalia Community Bank shareholders vote "FOR" approval of the merger agreement.

        In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, Visalia Community Bank's board of directors consulted with Visalia Community Bank's management, as well as its legal and financial advisors, and considered a number of positive factors, including the following material factors:

  •
  Its knowledge of Visalia Community Bank's business, operations, financial condition, earnings and prospects and of Central Valley Community Bancorp's business, operations, financial condition, earnings and prospects, taking into account the results of Visalia Community Bank's due diligence review of Central Valley Community Bancorp.

  •
  Its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions and the likely effects of these factors on the companies' potential growth, development, productivity, profitability and strategic options, and the historical market prices of Visalia Community Bank common stock.

  •
  The careful review undertaken by Visalia Community Bank's board of directors and management, with the assistance of Visalia Community Bank's legal and financial advisors, with respect to the strategic alternatives available to Visalia Community Bank if it remained an independent bank.

  •
  The complementary aspects of the Visalia Community Bank and Central Valley Community Bancorp businesses, including customer focus and geographic coverage.

  •
  Central Valley Community Bancorp's commitment to enhancing its strategic position in the Central Valley area of the State of California.

  •
  The potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company's earnings and the fact that the nature of the merger consideration would allow former Visalia Community Bank shareholders to participate as Central Valley Community Bancorp shareholders in the benefits of such savings opportunities and the future performance of the combined company generally.

  •
  The fact that, subject to certain conditions set forth in the merger agreement, including the payment of a termination fee, the merger agreement allows our board of directors in the exercise of its fiduciary duties, to consider a superior proposal, as defined in the merger agreement, which is presented to it, and to withdraw its recommendation to our shareholders to adopt the merger agreement and to terminate the merger agreement to accept such a superior proposal.

  •
  The respective presentations by Visalia Community Bank management and its financial advisors concerning the operations, financial condition and prospects of Visalia Community Bank and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits.

  •
  The terms of the merger agreement, and the presentation by Visalia Community Bank's outside legal advisors regarding the merger and the merger agreement.

  •
  The opinion delivered to Visalia Community Bank by FIG on December 19, 2012 to the effect that, as of December 19, 2012, and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the opinion, the consideration to be paid to Visalia Community Bank under the merger agreement was fair, from a financial point of view, to the holders of shares of Visalia Community Bank common stock.

  •
  Visalia Community Bank's board of directors' belief that a merger with Central Valley Community Bancorp would allow Visalia Community Bank shareholders to participate in the future performance of a combined company that would have better future prospects than Visalia Community Bank was likely to achieve on a stand-alone basis or through other strategic alternatives, including a combination with other potential merger partners.

  •
  Visalia Community Bank's board of directors' belief that Visalia Community Bank and Central Valley Community Bancorp shared a similar strategic vision.

  •
  The regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger would be obtained without unacceptable conditions.

  •
  The fact that holders of Visalia Community Bank shares who do not vote in favor of the merger agreement and who comply with all other applicable statutory procedures for asserting dissenters' rights will be entitled to exercise dissenters' rights under California law.

Visalia Community Bank's board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations on the proposed transaction, including the following material factors:

  •
  The potential risk that a further downturn in California, national or regional economic conditions could negatively impact Central Valley Community Bancorp's loan portfolio, and thereby affect the value of the Central Valley Community Bancorp common stock.

  •
  The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger.

  •
  The provisions of the merger agreement restricting Visalia Community Bank's solicitation of third-party acquisition proposals, and providing for the payment of a termination fee and reimbursement of Central Valley Community Bancorp's expenses related to the merger in certain circumstances, which Visalia Community Bank's board of directors understood, thereby potentially limiting the willingness of a third party to propose a competing business combination transaction with Visalia Community Bank, were a condition to Central Valley Community Bancorp's willingness to enter into the merger agreement.

  •
  The fact that some of Visalia Community Bank's directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Visalia Community Bank shareholders. See "The Merger—Interests of Visalia Community Bank's Directors and Executive Officers in the Merger."

        The foregoing discussion of factors considered by Visalia Community Bank's board of directors is not intended to be exhaustive, but is believed to include all material factors considered by Visalia Community Bank's board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, Visalia Community Bank's board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Visalia Community Bank's board of directors may have given different weight to different factors. Visalia Community Bank's board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, Visalia Community Bank management and Visalia Community Bank's legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

        The foregoing explanation of Visalia Community Bank's board of directors' reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled "Cautionary Statement Concerning Forward-Looking Statements."

Structure of the Merger

        The merger agreement provides that Visalia Community Bank will merge with and into CVC Bank. After the merger, the offices operated by Visalia Community Bank will become banking offices of CVC Bank (with the exception of one small branch in Visalia which is in the process of being closed). Each share of Visalia Community Bank common stock issued and outstanding (other than shares with respect to which dissenters' rights have been perfected, but including shares of Series B Preferred Stock converted to common stock) will be converted into the right to receive shares of Central Valley Community Bancorp common stock and cash. Each share of Central Valley Community Bancorp common stock outstanding will remain outstanding after the merger. Please read the sections entitled "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders" and "The Merger—Dissenters' Rights of Visalia Community Bank's Shareholders" for additional information.

Calculation of Consideration to be Paid to Visalia Community Bank Shareholders

        Each share of Visalia Community Bank common stock will be entitled to receive the per share consideration described below. For purposes of this discussion, it is assumed that the Certificate of Amendment will be approved and that the 44,687 outstanding shares of Series B Preferred Stock will be converted to Visalia Community Bank common stock immediately prior to the merger and that accordingly, at the time of the merger, Visalia Community Bank will have 425,009 shares of common stock outstanding.

        Under the terms of the merger agreement, and subject to adjustment as discussed below, shareholders of Visalia Community Bank will receive aggregate merger consideration of approximately $11,050,000 in cash and 1,262,858 shares of Central Valley Community Bancorp common stock. The aggregate merger consideration will be reduced by the amount, if any, by which the closing shareholders equity of Visalia Community Bank, as defined in the merger agreement, is less than $18,500,000. If Visalia Community Bank's closing shareholder's equity, as defined in the merger agreement, is less than $18,500,000, Central Valley Community Bancorp and CVC Bank may terminate the merger agreement rather than adjust the merger consideration. Assuming the closing shareholders equity of Visalia Community Bank is at least $18,500,000, the aggregate cash portion of the merger consideration will be $11,050,000 less any amount paid by Visalia Community Bank in the redemption of the Series B Preferred Stock. The aggregate stock portion of the merger consideration will be equal to the quotient obtained by dividing one-half of the aggregate merger consideration by $8.75, which is the assigned per share value of the Central Valley Bancorp common stock solely for the purpose of calculating the stock portion of the merger consideration. Accordingly, assuming Visalia's closing shareholder's equity is at least $18,500,000, and assuming all shares of outstanding Series B Preferred Stock are converted into shares of common stock rather than redeemed, the total cash merger consideration will be $11,050,000 and the total stock portion of the merger consideration will be 1,262,858 shares of Central Valley Community Bancorp common stock, or per share merger consideration for each of the 425,009 shares of Visalia common stock exchanged of $26.00 in cash and 2.971 shares of Central Valley Community Bancorp common stock. As of                                , 2013 the closing stock price on Nasdaq for a share of Central Valley Community Bancorp common stock was $                , so the per share merger consideration would have been $                 per share had the merger become effective on                                , 2013 and the value of the aggregate merger consideration would have been $                                .

        Pursuant to the merger agreement, cash used to redeem Series B Preferred Stock would be deducted from the cash portion of the merger consideration. Redemption of all Series B Preferred Stock would result in a reduction of the cash portion of the merger consideration by approximately $1,675,763; however, since holders of shares of Series B Preferred Stock would not receive any of the merger consideration following the redemption, and since it is anticipated that the value of the per share merger consideration on the effective date of the merger will be greater than the $37.50 redemption price for the Series B Preferred Stock, the value of the per share merger consideration payable to holders of the common stock at the effective time of the merger should increase in the event any of the shares of the Series B Preferred Stock are redeemed. If all of the shares of the Series B Preferred Stock were redeemed prior to the merger, each of the 380,322 shares of the common stock of Visalia Community Bank issued and outstanding immediately prior to the merger would be exchanged for approximately $24.65 in cash and 3.32 shares of Central Valley Community Bancorp common stock which, if the merger had become effective on                                , 2013, on which date the closing stock price on Nasdaq for a share of Central Valley Community Bancorp common stock was $                , the per share value of the merger consideration would have been approximately $                 per share.

        The merger agreement provides that Visalia Community Bank can terminate the agreement in the event that the 20-day volume weighted average price of the common stock of Central Valley Community Bancorp drops below $7.44 per share and underperforms the market by more than 15%. In the event that Visalia Community Bank notifies Central Valley Community Bancorp that it intends to terminate the merger agreement under this provision, Central Valley Community Bancorp can prevent the termination by agreeing to increase the consideration as set forth in the merger agreement. Similarly, the merger agreement provides that Central Valley Community Bancorp can terminate the merger agreement in the event that the 20-day volume weighted average price of Central Valley Community Bancorp common stock increases above $10.06 per share and outperforms the market by more than 15%. In the event that Central Valley Community Bancorp notifies Visalia Community Bank that it intends to terminate the merger agreement under this provision, Visalia Community Bank can prevent the termination by agreeing to reduce the consideration as set forth in the merger agreement. See "The Merger Agreement—Termination" for additional information on this possible adjustment to the merger consideration.

Fractional Shares

        It is very likely that most of Visalia Community Bank's shareholders will be entitled to receive a fractional interest of a share of Central Valley Community Bancorp common stock in addition to a whole number of shares of Central Valley Community Bancorp common stock. The merger agreement provides that, in lieu of receiving a fractional share, Visalia Community Bank's shareholders entitled to a fractional share will receive cash equal to the value of the fractional interest, calculated by reference to the merger agreement price.

Certain Federal Income Tax Consequences

        The following discussion is intended to be a description of material United States federal income tax consequences of the merger. However, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger. Visalia Community Bank and Central Valley Community Bancorp will not bear any expenses incurred by any shareholder arising from disputes with the Internal Revenue Service, or the IRS, or any state or foreign tax agency over the tax consequences of the merger.

        The following are the expected material United States federal income tax considerations of the merger generally applicable to Visalia Community Bank shareholders. The following discussion is based on and subject to the Internal Revenue Code of 1986, as amended, which is referred to in this proxy statement-prospectus as the Code, the regulations promulgated under the Code, existing interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

  •
  stockholders who are not United States persons;

  •
  financial institutions;

  •
  tax exempt organizations;

  •
  insurance companies;

  •
  dealers in securities;

  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  stockholders who acquired their shares of Visalia Community Bank pursuant to the exercise of employee stock options or otherwise acquired shares as compensation; and

  •
  stockholders who hold their shares of Visalia Community Bank as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

        This discussion assumes you hold your shares of Visalia Community Bank stock as capital assets within the meaning of Section 1221 of the Code.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

        The parties intend for the merger to qualify as a reorganization for U.S. federal income tax purposes. Downey Brand LLP has provided Central Valley Community Bancorp and Central Valley Community Bank with an opinion substantially to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. This opinion will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Visalia Community Bank. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. Neither Visalia Community Bank nor Central Valley Community Bancorp has requested a ruling from the IRS in connection with the merger. The opinion described above will not be binding on the Internal Revenue Service, and there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

        Upon the exchange of your shares of Visalia Community Bank common stock for a combination of Central Valley Community Bancorp common stock and cash (other than cash received in lieu of a fractional share of Central Valley Community Bancorp common stock), a U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the Central Valley Community Bancorp common stock received, minus the adjusted tax basis of the Visalia Community Bank common stock surrendered in exchange therefor and (2) the amount of cash received by the holder. If a U.S. holder of Visalia Community Bank common stock acquired different blocks of Visalia Community Bank common stock at different times or different prices, the holder should consult its tax advisor regarding the manner in which gain or loss should be recognized. Any recognized gain generally will be long-term capital gain if, as of the date the merger is completed, the U.S. holder's holding period with respect to the Visalia Community Bank common stock surrendered exceeds one year. Long-term capital gains of certain non-corporate U.S. holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The aggregate tax basis of the Central Valley Community Bancorp common stock received (including any fractional shares deemed received and exchanged for cash) by a U.S. holder that exchanges its shares of Visalia Community Bank common stock for a combination of Central Valley Community Bancorp common stock and cash will be equal to the aggregate adjusted tax basis of the shares of Visalia Community Bank common stock surrendered, reduced by the amount of cash received by the holder (excluding any cash received in lieu of a fractional share of Central Valley Community Bancorp common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of a fractional share of Central Valley Community Bancorp common stock). The holding period of the Central Valley Community Bancorp common stock received (including any fractional share deemed received and exchanged for cash) will include the holding period of the Visalia Community Bank common stock surrendered.

        If you hold shares of Series B Preferred Stock, you will not recognize any gain or loss on the value of your shares as a result of the conversion of Series B Preferred Stock to Visalia Community Bank common stock that is then exchanged for Central Valley Community Bancorp stock received in the merger. Subject to possible further exceptions, any gain or loss you recognize would result from the subsequent disposition of Central Valley Community Bancorp stock received in the merger.

        If you perfect dissenter's rights and receive payment for your shares (or if you are notified of a Series B Preferred Stock redemption and do not opt to convert your Series B Preferred Stock to Visalia Community Bank common stock and you do not otherwise receive Central Valley Community Bancorp stock in the merger), you will be treated as if the shares were redeemed and, if shares are held as a capital asset you will recognize a capital gain or loss measured by the difference between the cash received and your basis in the shares of Visalia Community Bank common stock surrendered.

Backup Withholding and Information Reporting.

        If you receive cash in exchange for surrendering your shares of Visalia Community Bank common stock, you may be subject to information reporting and backup withholding at a rate currently equal to 28% if you are a non-corporate U.S. person and you (i) fail to provide an accurate taxpayer identification number; (ii) are notified by the United States Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or (iii) in certain circumstances, fail to comply with applicable certification requirements.

Regulatory Approvals

        The merger of CVC Bank and Visalia Community Bank is subject to receipt of certain regulatory approvals and the filing of certain related notices, including the following:

•
The merger requires the approval of the Federal Deposit Insurance Corporation under the Bank Merger Act pursuant to 12 U.S.C. Section 1828(c).

•
The merger requires the approval of the California Commissioner of Financial Institutions pursuant to Section 4880 et seq. of the California Financial Code.

        The required applications and notices were initially mailed on February 7, 2013 and the California Department of Financial Institutions has now approved the merger. The approval of the Federal Deposit Insurance Corporation is pending.

        No assurance can be provided that the Federal Deposit Insurance Corporation will approve the merger, that the Department of Justice will not challenge the merger, or that any approval by the Federal Deposit Insurance Corporation will not contain conditions which are materially burdensome to Central Valley Community Bancorp. To the extent that any materially burdensome conditions are imposed on Central Valley Community Bancorp, Central Valley Community Bancorp has the right not to close the merger and to terminate the merger agreement.

        In addition, the approval of the California Department of Financial Institutions is required with respect to the Certificate of Amendment and, if necessary, the redemption of the Series B Preferred Stock. The California Department of Financial Institutions has approved the Certificate Amendment. In the event the holder of the Series B Preferred Stock do not approve the merger and Certificate of Amendment, Visalia Community Bank will file an application for approval of the redemption of the Series B Preferred Stock.

        See "The Merger Agreement—Conditions to Completion of the Merger"

Statutory Waiting Period

        Under federal banking laws, a 30-day waiting period must expire following the Federal Deposit Insurance Corporation's approval of the merger. Within that 30-day waiting period the Department of Justice may file objections to the merger under federal antitrust laws. The Federal Deposit Insurance Corporation may reduce the waiting period to 15 days with the concurrence of the Department of Justice. The Department of Justice could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser can be made. If the Department of Justice commences an action challenging the merger on antitrust grounds during either the 30-day or 15-day waiting periods, commencement of that action would stay the effectiveness of the regulatory approvals, unless a court of competent jurisdiction specifically orders otherwise.

        The merger cannot proceed in the absence of the regulatory approvals and the expiration of the statutory waiting period. Central Valley Community Bancorp, CVC Bank and Visalia Community Bank are not aware of any reasons why regulatory approvals will not be received. Central Valley Community Bancorp, CVC Bank, and Visalia Community Bank have agreed to use their reasonable best efforts to obtain all necessary regulatory approvals. However, there can be no assurance that approvals will be obtained, nor can there be assurance as to the date of any approval. There also can be no assurance that any approvals will not contain unacceptable conditions or requirements.

 Resale of Central Valley Community Bancorp Common Stock

        The shares of Central Valley Community Bancorp common stock that you receive as a result of the merger will be registered under the Securities Act of 1933 as amended, or the Securities Act. You may freely trade these shares of Central Valley Community Bancorp common stock if you are not considered an "affiliate" of Central Valley Community Bancorp, as that term is defined in the federal securities laws. Generally, an "affiliate" of Central Valley Community Bancorp is any person or entity directly or indirectly controlling or who is controlled by Central Valley Community Bancorp. Central Valley Community Bancorp's affiliates generally include directors, certain executive officers and holders of 10% or more of Central Valley Community Bancorp's common stock.

Certain Effects of the Merger

        The merger agreement requires Visalia Community Bank to merge into CVC Bank, with CVC Bank as the surviving entity. After the merger, the offices operated by Visalia Community Bank will become banking offices of CVC Bank.

        Central Valley Community Bancorp has agreed to, contingent upon the closing of the merger, increase the authorized number of directors by one director and appoint F. T. Elliott, IV, the current Chairman of Visalia Community Bank, to fill the newly-created vacancy on the board of directors of Central Valley Community Bancorp, to hold office until the next annual meeting of shareholders of Central Valley Community Bancorp, until his successor is elected and qualified or until otherwise removed. Central Valley Community Bancorp has also agreed, timing of the merger permitting, to nominate Mr. Elliott for election to the Central Valley Community Bancorp board at the 2013 annual shareholder meeting, provided that he satisfies the standards of the Central Valley Community Bancorp nominating committee and subject to the fiduciary duties of the Central Valley Community Bancorp board and nominating committee.

        After the merger, each Visalia Community Bank shareholder will receive instructions from Central Valley Community Bancorp's exchange agent regarding the exchange of Visalia Community Bank stock certificates for the merger consideration.

Interests of Certain Persons in the Merger

        In considering the recommendation of the Board of Directors of Visalia Community Bank that you vote to approve the merger agreement, you should be aware that some of Visalia Community Bank's executive officers and directors have financial interests in the merger that are different from, or in addition to, those of Visalia Community Bank's shareholders generally. The members of Visalia's board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the shareholders that the merger agreement be approved. Although no new compensation agreements were entered into with Visalia Community Bank's directors in connection with the negotiation of the merger, other than the payments with respect to the termination of certain split dollar life insurance policies as set forth below, the directors were aware that the amount accrued in their respective director retirement agreements and director deferred fee agreements would be paid out as a lump sum payment following a change in control rather than paid out over time. Further, Mr. Beene, the President and Chief Executive Officer of Visalia Community Bank, was aware of the change in control payment in his existing employment agreement.

Stock Ownership

        The directors and executive officers of Visalia Community Bank beneficially owned as of March 31, 2013, a total of 162,029 shares of Visalia common stock and 6,044 shares of Series B Preferred Stock, representing approximately 42.6% of the outstanding shares of Visalia Community

Bank's common stock and 13.5% of its Series B Preferred Stock. In addition, F.T. Elliott, III, a principal shareholder of Visalia Community Bank, beneficially owns 130,448 shares of the common stock of Visalia Community Bank, or approximately 34.3% of the issued and outstanding shares of common stock. The executive officers, directors and principal shareholder of Visalia Community Bank will receive the same merger consideration as other shareholders of Visalia Community Bank.

Employment Agreements, Change in Control and other Compensation Arrangements

  Executive Officers of Visalia Community Bank

        Thomas J. Beene.    Visalia Community Bank is a party to an employment agreement dated February 7, 2011 with Thomas J. Beene, its President and Chief Executive Officer. The employment agreement provides for severance benefits in the event of certain qualifying terminations of employment, including a termination due to a change in control. Specifically, Mr. Beene's employment agreement provides for a lump sum payment equal to 12 months of his base salary upon his termination of employment within 30 days following a change in control, or a payment of approximately $190,000. As described below, Mr. Beene and Central Valley Community Bank have agreed that this employment agreement will be terminated upon the effectiveness of the merger so that the $190,000 lump sum payment that would otherwise be due to Mr. Beene upon a change of control will not be paid to Mr. Beene as a result of the merger under his current employment agreement.

        On March 28, 2013 Central Valley Community Bank and Thomas J. Beene entered into an employment agreement, which employment agreement will become effective on the date of the merger and will continue through December 15, 2013 or such earlier date upon which Mr. Beene's employment is terminated by Central Valley Community Bank. Mr. Beene has been retained to assist in the integration of the operations of Visalia Community Bank into Central Valley Community Bank following the merger and will report to the President and Chief Executive Officer of Central Valley Community Bank. Mr. Beene's base salary under this new employment agreement is $190,000 per annum, provided that this amount is based on full time employment, and the base salary may be proportionately reduced during such time as Mr. Beene is working less than 35 hours in any one week period. The new employment agreement also provides that Mr. Beene shall receive a "stay bonus" of $190,0000 payable in one lump sum payment upon the expiration of the term of Mr. Beene's employment under this employment agreement subject to certain conditions as provided in the employment agreement. This new employment agreement further provides that the February 7, 2011 employment agreement between Mr. Beene and Visalia Community Bank will be terminated upon the effectiveness of the merger, and further provides for the termination of Mr. Beene's Amended and Restated Visalia Community Bank Salary Continuation Agreement dated March 24, 2011 unless the FDIC shall have approved the making of payments under the March 24, 2011 salary continuation agreement on or before the 60th day following the consummation of the merger.

        Additionally, Mr. Beene is a party to two Salary Continuation Agreements with Visalia Community Bank. Pursuant to an Amended and Restated Salary Continuation Agreement dated September 21, 2006, upon a change in control followed by a separation from service, Mr. Beene will receive 100% of the account value determined as of the end of the plan year preceding the separation from service, which benefits are payable in 180 consecutive equal monthly installments commencing at Mr. Beene's normal retirement age. At December 31, 2012, total accruals under this agreement were $523,725. The second agreement between Mr. Beene and Visalia Community Bank is an Amended and Restated Salary Continuation Agreement dated March 24, 2011. This second agreement provides that if there is a change in control followed within 12 months by a separation of service prior to normal retirement age, then commencing at normal retirement age, Mr. Beene will receive 180 monthly installments of his accrued benefit under the second agreement calculated as of the end of the plan year prior to his separation of service as a result of the change in control. In addition, during the time period between the separation from service and normal retirement age and during the installment period, interest shall be credited on the accrued benefit, at the discount rate (which is the discount rate used by the plan administrator for determining the accrued benefit). Total accruals under this agreement as of December 31, 2012 were $129,113.

        Finally, Mr. Beene is a party to an Endorsement Method Split Dollar Plan Agreement with Visalia Community Bank dated July 1, 2000. Since Mr. Beene is already 100% vested in the benefits payable under this agreement, the change in control that will occur as a result of the merger should have no effect on payments which may be due to Mr. Beene's beneficiaries under this agreement.

        The severance benefits that would have been payable to Mr. Beene under his existing employment agreement as well as the benefits under the Amended and Restated Salary Continuation Agreement dated March 24, 2011, are subject to the prior approval of the FDIC due to the fact that Visalia Community Bank is deemed to be in troubled condition. See "Information Regarding Visalia Community Bank—Regulatory Matters."

        Other Executive Officers.    Each of the Chief Credit Officer, Renee Savage, and Chief Financial Officer, Roger White, of Visalia Community Bank have entered into pay to stay agreements in connection with the merger. Pursuant to their respective agreements, Ms. Savage and Mr. White will receive lump sum payments of $53,040 and $60,000, respectively, no later than 120 days following the effective date of the merger.

        Directors of Visalia Community Bank

        Director Retirement Agreements.    Each of the current directors of Visalia Community Bank, other than Matthew D. Graham, is a party to a Director Retirement Agreement, which agreements were entered into with the various directors of Visalia Community Bank between 2003 and 2006. In addition, F.T. Elliot, III, the former Chairman of Visalia Community Bank, and a principal shareholder of Visalia Community Bank, is a party to a director retirement agreement. Each of these agreements, except the agreement with Mr. F.T. Elliott, III, who was already receiving monthly retirement benefits as of December 31, 2012, and which monthly benefits will continue to be paid by Central Valley Community Bancorp following the merger, provide that upon a change in control, followed by a separation from service, Visalia Community Bank will distribute to the director 100% of the accrual balance as of the plan year preceding the separation from service in one lump sum payment within 30 days following separation from service. The accrual balance for each director's account as of December 31, 2012 is as follows:

Director	Accrual Balance At 12/31/12
Dena R. Cochran	$207,479
F.T. Elliott, IV	$12,537
Margaret K. Elliott	$86,903
Jonathan Graves	$297,493
Jonathan Hornburg	$34,184
Brian Johnson	$16,055
Gordon L. Pendegraft	$150,591

        Director Deferred Fee Agreements.    Each of the current directors of Visalia Community Bank, other than Matthew D. Graham, is a party to an Amended and Restated Director Deferred Fee Agreement, which agreements were entered into with the various directors of Visalia in 2006. In addition, F.T. Elliott, III, the former Chairman of Visalia Community Bank, and a principal shareholder of Visalia Community Bank, is a party to a director deferred fee agreement. Pursuant to these agreements, the directors of Visalia have voluntarily agreed to defer receipt of their fees earned as directors of Visalia Community Bank. Each of these agreements provide that upon a change in control, followed by a separation from service, the respective directors will receive their deferral account balance as of the date of separation from service payable in a lump sum within 60 days following a separation from service.

        The anticipated accrual balance for each director's account as of March 31, 2013 is anticipated to be as follows:

Director	Anticipated Accrual Balance At 3/31/2013
Dena R. Cochran	$218,388
F.T. Elliott, III	$225,947
F.T. Elliott, IV	$134,633
Margaret K. Elliott	$128,976
Jonathan Graves	$128,976
Jonathan Hornburg	$205,364
Brian Johnson	$93,373
Gordon L. Pendegraft	$128,976

        Payments on Termination of Certain Split Dollar Life Insurance Agreements.    Visalia Community Bank is a party to certain Life Insurance Endorsement Method Split Dollar Plan Agreement with each of directors Frank T. Elliott, IV, Margaret K. Elliott and Jonathan Graves, as well as with its former Chairman, Frank T. Elliott, III, entered into between August 2000 and September 2002. In connection with the merger, these directors have agreed to terminate their respective agreements in consideration of cash termination payments, payable immediately prior to the effectiveness of the merger, as follows:

Director	Termination Payment(8)
Frank T. Elliott, IV	$26,329
Frank T. Elliott, III	$34,590
Margaret K. Elliott	$26,056
Jonathan Graves	$40,190

(8)
Amount represents the maximum amount payable under the respective termination agreement. The amount shown may be reduced by the minimum amount necessary to ensure that no amount payable to the director would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code that would be subject to the excite tax imposed under Section 4999 of the Code.

        The termination payments due under these termination agreements may be deemed "golden parachute payments" under applicable regulations, and accordingly, are subject to the prior approval of the FDIC due to the fact that Visalia Community Bank is deemed to be in troubled condition. See "Information Regarding Visalia Community Bank—Regulatory Matters."

        In addition, the directors are parties to similar Life Insurance Endorsement Method Split Dollar plans which will continue in effect following the merger, which plans, upon a change in control, require the maintenance of life insurance benefits for the remaining lives of such individuals. Such benefits to be paid to directors' beneficiaries as of March 31, 2013 are as follows:

Benefit to be Paid to Beneficiary
Frank T. Elliott, III	$100,000
Frank T. Elliott, IV	$100,000
Margaret K. Elliott	$100,000
Jonathan Graves	$100,000
Brian Johnson	$1,040,699
Dena R. Cochran	$347,381
Gordon L. Pendegraft	$75,000
Jonathan Hornburg	$2,043,045

        Mr. Beene is also a party to a similar Life Insurance Endorsement Method Split Dollar Plan. Such benefits to be paid to his beneficiaries at March 31, 2013 are as follows:

Benefit to be Paid to Beneficiaries
Thomas J. Beene	$700,000

        Benefits payable to these directors and Mr. Beene under these Life Insurance Endorsement Method Split Dollar Plans will change based upon the date of death of the directors and Mr. Beene.

Board Positions

        Central Valley Community Bancorp has agreed to, contingent upon the closing of the merger, increase the authorized number of directors by one director and appoint F. T. Elliott, IV to fill the newly-created vacancy on the board of directors of Central Valley Community Bancorp, to hold office until the first annual meeting of shareholders of Central Valley Community Bancorp, until his successor is elected and qualified or until otherwise removed.

Insurance

        Pursuant to the merger agreement, Central Valley Community Bancorp is required to use commercially reasonable efforts to maintain in effect for a period of six (6) years from the effective date of the merger insurance with respect to the possible claims against directors and/or executive officers of Visalia Community Bank arising from facts or events which occurred prior to the effective time of the merger.

Dissenters' Rights of Visalia Community Bank's Shareholders

        Dissenters' rights will be available to the Visalia Community Bank shareholders in accordance with Chapter 13 of the California Corporations Code. The required procedure set forth in Chapter 13 of the California Corporations Code must be followed exactly or any dissenters' rights may be lost.

        The information set forth below is a general summary of dissenters' rights as they apply to Visalia Community Bank shareholders and is qualified in its entirety by reference to Chapter 13 of the California Corporations Code which is attached to this proxy statement-prospectus as Appendix B.

Fair Market Value of Shares

        If the merger is approved, Visalia Community Bank shareholders who dissent from the merger by complying with the procedures set forth in Chapter 13 of the California Corporations Code will be entitled to receive an amount equal to the fair market value of their shares as of December 19, 2012, the last business day before the public announcement of the merger.

Voting Procedure

        In order to be entitled to exercise dissenters' rights, the shares of Visalia Community Bank capital stock which are outstanding on the record date and entitled to vote at the special shareholders' meeting must not have been voted "FOR" the merger by the holder of such shares. Thus, any Visalia Community Bank shareholder who wishes to dissent and executes and returns a proxy in the accompanying form or votes at the special shareholders' meeting must not vote "FOR" the merger. If the shareholder returns a proxy without voting instructions or with instructions to vote "FOR" the merger, or votes in person at the special shareholders' meeting "FOR" the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters' rights.

Written Demand

        Furthermore, in order to preserve his or her dissenters' rights, a Visalia Community Bank shareholder must make a written demand upon Visalia Community Bank for the purchase of dissenting shares and payment to the shareholder of their fair market value, specifying the number of shares held of record by the shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of December 19, 2012. The demand must be addressed to Visalia Community Bank, 120 N. Floral Street, Visalia, California, 93291; Attention: Nancy Hamill, Corporate Secretary, and the demand must be received by Visalia Community Bank not later than 30 days after the date on which the written notice of approval, described below, is sent to shareholders who have not voted "FOR" approval of the merger. A vote "AGAINST" the merger does not constitute the written demand.

Notice of Approval

        If the merger is approved by the Visalia Community Bank shareholders, Visalia Community Bank will have 10 days after the approval to send to those shareholders who have not voted "FOR" approval of the merger a written notice of the approval accompanied by a copy of sections 1300 through 1312 of the California Corporations Code, a statement of the price determined by Visalia Community Bank to represent the fair market value of the dissenting shares as of December 19, 2012, and a brief description of the procedure to be followed if a shareholder desires to exercise dissenters' rights. The statement of price determined by Visalia Community Bank to represent the fair market value of dissenting shares, as set forth in the notice of approval, will constitute an offer by Visalia Community Bank to purchase the dissenting shares at the stated price if the merger becomes effective and the dissenting shares do not otherwise lose their status as such.

Surrender of Certificates

        Within 30 days after the date on which the notice of the approval of the merger is mailed, the dissenting shareholder must surrender to Visalia Community Bank, at the office designated in the notice of approval, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Visalia Community Bank capital stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

Agreement on Price and Payment

        If Visalia Community Bank and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement between Visalia Community Bank and the dissenting shareholder. Payment of the fair market value of the dissenting shares will be made within 30 days after the amount thereof has been agreed upon or 30 days after any statutory or contractual conditions to the merger have been satisfied, whichever is later, subject to the surrender of the certificates therefor, unless provided otherwise by agreement.

Disagreement on Price and Court Determination

        If Visalia Community Bank denies that the shares surrendered are dissenting shares, or Visalia Community Bank and the dissenting shareholder fail to agree upon a fair market value of the shares of Visalia Community Bank capital stock, then the dissenting shareholder of Visalia Community Bank must, within six months after the notice of approval is mailed, file a complaint at the Superior Court of the proper county requesting the court to make the determination or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenters' rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, the fair market value.

Withdrawal of Demand

        A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Visalia Community Bank consents to the withdrawal.

Opinion of Visalia Community Bank's Financial Advisor

        FIG Partners LLC ("FIG") has delivered to the Board of Directors of Visalia Community Bank its opinion that, based upon and subject to the various considerations set forth in its written opinion dated December 19, 2012, the total merger consideration to be paid to the shareholders of Central Valley Community Bancorp is fair to the shareholders of Visalia Community Bank from a financial point of view as of such date. In requesting FIG's advice and opinion, no limitations were imposed by Visalia Community Bank upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG, dated December 19, 2012, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. Visalia Community Bank shareholders should read this opinion in its entirety.

        FIG is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, FIG has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Visalia Community Bank's board of directors selected FIG to act as its financial advisor in connection with the merger on the basis of the firm's reputation and expertise in transactions such as the merger.

        FIG will receive a fee from Visalia Community Bank for performing its financial advisory services in connection with the merger and rendering a written opinion to the Board of Directors of Visalia Community Bank as to the fairness, from a financial point of view, of the merger to Visalia Community Bank's shareholders; which is not at all contingent upon the consummation of the merger. Further, Visalia Community Bank has agreed to indemnify FIG against any claims or liabilities arising out of FIG's engagement by Visalia Community Bank.

        FIG's opinion is directed only to the fairness, from a financial point of view, of the total merger consideration, and, as such, does not constitute a recommendation to any Visalia Community Bank shareholder as to how the shareholder should vote at the Visalia Community Bank shareholder meeting. The summary of the opinion of FIG set forth in this proxy statement-prospectus is qualified in its entirety by reference to the full text of the opinion.

        The following is a summary of the analyses performed by FIG in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the Board of Directors of Visalia Community Bank by FIG. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG in rendering its opinion or the presentation delivered by FIG to the Board of Directors of Visalia Community Bank, but it does summarize all of the material analyses performed and presented by FIG.

        The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG may have given various analyses more or less weight than other analyses. Accordingly, FIG believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of Visalia Community Bank and its fairness opinion.

        In performing its analyses, FIG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Visalia Community Bank. The analyses performed by FIG are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG's analysis of the fairness of the transaction consideration, from a financial point of view, to Visalia Community Bank shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG's opinion does not address the relative merits of the merger as compared to any other business combination in which Visalia Community Bank might engage. In addition, as described above, FIG's opinion to the Board of Directors of Visalia Community Bank was one of many factors taken into consideration by the Board of Directors of Visalia Community Bank in making its determination to approve the merger agreement.

        During the course of its engagement, and as a basis for arriving at its opinion, FIG reviewed and analyzed material bearing upon the financial and operating conditions of Visalia Community Bank and Central Valley Community Bancorp and material prepared in connection with the merger, including, among other things, the following:

  •
  reviewed the merger agreement;

  •
  reviewed certain historical publicly available business and financial information concerning Visalia Community Bank and Central Valley Community Bancorp including among other things, quarterly and annual reports filed by the parties with the FDIC and Federal Reserve;

  •
  reviewed certain financial projections prepared by the management of Visalia Community Bank and Central Valley Community Bancorp;

  •
  reviewed filings with the Securities and Exchange Commission by Central Valley Community Bancorp and with its banking regulators by Visalia Community Bank;

  •
  certain financial projections prepared by the managements of Visalia Community Bank and Central Valley Community Bancorp;

  •
  held discussions with members of the senior management of Visalia Community Bank and Central Valley Community Bancorp for the purpose of reviewing future prospects of Visalia Community Bank and Central Valley Community Bancorp, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount of and timing of cost savings (the "Synergies") expected to be achieved as a result of the merger;

  •
  reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that FIG considered relevant; and

  •
  performed such other analyses and considered such other factors as FIG deemed appropriate.

        FIG conducted meetings and had discussions with members of senior management of Visalia Community Bank and Central Valley Community Bancorp for purposes of reviewing the future prospects of Visalia Community Bank and Central Valley Community Bancorp, including the financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements expected to be achieved as a result of the merger. FIG also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

        In rendering its opinion, FIG assumed, without independent verification, the accuracy and completeness of the publicly and non-publicly available financial and other information furnished to FIG by Visalia Community Bank and Central Valley Community Bancorp and relied upon the accuracy of the representations and warranties of the parties contained in the merger agreement. FIG also assumed that the financial forecasts furnished to or discussed with FIG by Visalia Community Bank and Central Valley Community Bancorp were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Visalia Community Bank and Central Valley Community Bancorp as to the future financial performance of Visalia Community Bank. FIG has not made any independent evaluation or appraisal of any properties, assets or liabilities of Visalia Community Bank or Central Valley Community Bancorp.

Contribution Analysis

        FIG prepared a contribution analysis showing percentages of total assets, total loans, total deposits, and tangible common equity, and net income at September 30, 2012 for Visalia Community Bank and for Central Valley Community Bancorp to be contributed to the combined company on a pro forma basis. Visalia Community Bank shareholders will receive a merger consideration of 50% stock (a total issuance of 1,262,858 shares of Central Valley Community Bancorp) and 50% cash.

Contribution To Central Valley Community Bancorp
Total assets	18.4%
Total loans	23.9%
Total deposits	19.1%
Total tangible common equity	17.9%
LTM net income	2.0%
Pro forma ownership	11.6%

Comparable Transaction Analysis

        As part of its analysis, FIG reviewed two groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2011, that involved target banks located in the Western U.S. Region (AK, AZ, CA, HI, ID, MT, NV, OR, WA, WY) that had total assets from $100 million to $500 million (the "Comparable Transactions—Western"). All consideration types were included. The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following 13 transactions:

Buyer	St.	Seller	St.
Coronado First Bank	CA	San Diego Private Bank	CA
Heartland Financial USA Inc.	IA	Heritage Bank NA	AZ
Umpqua Holdings Corp.	OR	Circle Bancorp	CA
Mission Bancorp	CA	Mojave Desert Bank NA	CA
PacWest Bancorp	CA	American Perspective Bank	CA
FNB Bancorp	CA	Oceanic Bank Holding Inc.	CA
SKBHC Holdings LLC	WA	Security Business Bancorp	CA
Bank of Commerce	ID	State Bank & Trust Co	MT
Grandpoint Capital Inc.	CA	California Community Bank	CA
California United Bank	CA	Premier Commercial Bancorp	CA
First PacTrust Bancorp Inc.	CA	Beach Bus. Bank	CA
First PacTrust Bancorp Inc.	CA	Gateway Bancorp	CA
Grandpoint Capital Inc.	CA	Orange Community Bancorp	CA

        In addition, FIG also reviewed comparable transactions which have occurred since January 1, 2012, that involved target banks located throughout the United States that had total assets of $100 million to $300 million (the "Comparable Transactions—National"). All consideration types were included. The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following 27 transactions:

Buyer	St.	Seller	St.
Coronado First Bank	CA	San Diego Private Bank	CA
Heartland Financial USA Inc.	IA	Heritage Bank NA	AZ
LCNB Corp.	OH	First Capital Bancshares Inc.	OH
Bank of the Ozarks Inc.	AR	Genala Banc Inc.	AL
CapStone Bank	NC	Patriot State Bk	NC
Customers Bancorp Inc	PA	CMS Bancorp Inc.	NY
Morrill Bancshares Inc.	KS	JTB Bancshares Inc.	KS
Overton Financial Corporation	TX	First National Bank of Canton	TX
New Hampshire Thrift Bncshrs	NH	Nashua Bank	NH
Heartland Financial USA Inc.	IA	First Shares Inc.	WI
American Bancorp. Inc.	OK	Osage Bancshares Inc.	OK
Mission Bancorp	CA	Mojave Desert Bank NA	CA
Educational Svcs of Am Inc.	TN	SouthEast Bancshares Inc.	TN
Ohio Farmers Insurance Co.	OH	Western Reserve Bancorp	OH
PacWest Bancorp	CA	American Perspective Bank	CA
Prosperity Bancshares Inc.	TX	Community National Bank	TX
FVNB Corp.	TX	First State Bank	TX
S&T Bancorp Inc.	PA	Gateway Bank of Pennsylvania	PA
FNB Bancorp	CA	Oceanic Bank Holding Inc.	CA
SKBHC Holdings LLC	WA	Security Business Bancorp	CA
Commerce Bancshares Corp.	MA	Mercantile Capital Corp	MA
PSB Holdings Inc.	WI	Marathon State Bank	WI
Bank of Commerce	ID	State Bank & Trust Co	MT
First Community Bancshares Inc	VA	Peoples Bank of Virginia	VA
Horizon Bancorp	IN	Heartland Bancshares	IN
Center Bancorp Inc.	NJ	Saddle River Valley Bank	NJ
Grandpoint Capital Inc.	CA	California Community Bank	CA

        FIG calculated the medians and averages of the following relevant transaction ratios in the Comparable Transactions—U.S. Western Region and the Comparable Transactions—National: the

percentage of the offer value to the acquired company's total assets, the multiple of the offer value to the acquired company's stated book value; the multiple of the offer value to the acquired company's tangible book value; and the tangible book value premium to core deposits. FIG compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $22.1 million, or $52.20 per Visalia Community Bank diluted share. In calculating the multiples for the merger, FIG used Visalia Community Bank stated book value, tangible book value per share, total assets, and total core deposits as of September 30, 2012. The results of this analysis are as follows:

	Offer Value to
	Stated Book Value (%)	Tangible Book Value (%)	LTM Earnings (x)	Core Deposit Premium (%)
Visalia Community Bank	117.4	117.4	NM	2.1
Transaction—Western Median	118.3	118.7	27.1	2.44
Transactions—Western Average	118.7	112.2	25.1	1.36
Transactions—National Median	118.3	122.0	19.5	2.70
Transaction—National Average	118.9	118.7	22.1	2.87

Discounted Cash Flow Analysis

        FIG estimated the present value of all shares of Visalia Community Bank common stock by estimating the value of Visalia Community Bank's estimated future earnings stream beginning in 2012. Reflecting internal projections and FIG estimates based upon discussion with both Visalia Community Bank and Central Valley Community Bank, FIG assumed net income in 2012, 2013, 2014, 2015, and 2016 of $271 million, $616 million, $894 million, $1,383 million, and $1,907 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 13.0%, 14.0%, and 15.0%, respectively. In order to derive the terminal value of Visalia Community Bank's earnings stream beyond 2016, FIG performed two separate analyses: 1) an acquisition in 2016 at 16.0 times estimated earnings in the terminal year; and 2) an acquisition in 2016 at 1.35 times estimated tangible book value in the terminal year. The present value of these terminal amounts was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Visalia Community Bank's common stock. The two analyses and the underlying assumptions yielded a range of value for all the shares of Visalia Community Bank's stock of approximately 1) $34.82 per share to $48.23 per share; and 2) $35.46 per share to $51.50 per share compared to the merger consideration of approximately $52.00 per share.

Franchise Valuation

        FIG estimated the value of Visalia Community Bank's franchise through a build up methodology based on a deposit premium, credit mark and capital mark based analysis. The methodology begins with Visalia Community Bank's tier 1 tangible common capital of $16.3 million. From the tier 1 common capital number, a credit mark is subtracted which is based on a loan credit mark of 3.0% and an OREO credit mark of 25%, totaling $541 million (net of taxes and reserves). A capital mark is also subtracted from the tier 1 common capital figure if tier 1 common capital is less than 8%. This was not the case for Visalia Community Bank and therefore, no subtraction was made for the capital mark. After a credit mark and capital mark has been applied to tier 1 common capital, a deposit premium is applied based on deposit premiums for noninterest bearing deposits of 6.0%, NOW accounts of 3.0% and MMDA and savings accounts of 2.0%. The total deposit premium calculated was $5.2 million. Therefore, the total indicated franchise valuation was $20.9 million, which indicated a value of $49.46 per share.

        Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG determined that the merger consideration was fair, from a financial point of view, to Visalia Community Bank shareholders.

        FIG acted as Visalia Community Bank's financial advisor in connection with the merger and has received, or will receive, fees from Visalia Community Bank as follows: (i) a non-refundable $25,000 retainer fee at the time that FIG was engaged as its financial advisor; (ii) a non-refundable fee of $50,000 in connection with rendering its fairness opinion in connection with the merger payable at the time the merger agreement was executed and (iii) a fee payable in the event the merger is consummated equal to 1.25% of the aggregate merger consideration if the transaction is completed at a price of up to $51.99 per share for each share of Visalia Community Bank common stock or a fee equal to 1.50% of the aggregate merger consideration if the transaction is completed at a price greater than $52.00 per share for each share of Visalia Community Bank common stock. Visalia Community Bank has also agreed to reimburse FIG for reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify FIG and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under the securities laws.

        Other than as noted above, Visalia Community Bank has had no material relationship with FIG or Sandler O'Neill in the last two years. Other than the fees associated with the contemplated transaction as noted above , Visalia Community Bank has not paid any fees or other compensation to FIG or Sandler O'Neill in the last two years.

Opinion of Central Valley Community Bancorp Financial Advisor

        By letter dated December 11, 2012, Central Valley Community Bancorp retained Sandler O'Neill & Partners, L.P., or Sandler O'Neill, to issue a fairness opinion to Central Valley Community Bancorp's board of directors in connection with the board's consideration of a possible business combination with Visalia Community Bank. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler O'Neill was paid $100,000 for its services. Central Valley Community Bancorp also agreed to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under the securities laws. Central Valley Community Bancorp has had no other material relationship with, or paid fees to, FIG or Sandler O'Neill in the two years prior to the negotiation of the merger agreement, other than the payment of a $15,000 by Central Valley Community Bancorp to Sandler O'Neil in September 2011 for services in connection with the repurchase by Central Valley Community Bancorp of common stock warrants issued to the U.S. Treasury in connection with the TARP program.

        Sandler O'Neill provided a fairness opinion to the Central Valley Community Bancorp board of directors in connection with the proposed transaction. At the December 19, 2012 meeting at which Central Valley Community Bancorp's board of directors considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Central Valley Community Bancorp from a financial point of view.

        The full text of Sandler O'Neill's opinion is attached as Appendix D to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Central Valley Community Bancorp common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Sandler O'Neill's opinion speaks only as of the date of the opinion. The opinion was directed to Central Valley Community Bancorp's board and is directed only to the fairness of the merger consideration to Central Valley Community Bancorp from a financial point of view. It does not address the underlying business decision of Central Valley Community Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Central Valley Community Bancorp common stock as to how such holder of Central Valley Community Bancorp common stock should vote at the special meeting with respect to the merger or any other matter.

        In connection with rendering its opinion dated December 19, 2012, Sandler O'Neill reviewed, among other things:

  •
  the Agreement;

  •
  certain publicly available financial statements and other historical financial information of Central Valley Community Bancorp that Sandler O'Neill deemed relevant;

  •
  certain publicly available financial statements and other historical financial information of Visalia Community Bank that Sandler O'Neill deemed relevant;

  •
  publicly available consensus earnings estimates for Central Valley Community Bancorp for the quarter ending December 31, 2012, the year ended December 31, 2013 and financial projections for the years thereafter through 2017 determined based on discussions with senior management of Central Valley Community Bancorp;

  •
  financial projections for Visalia Community Bank for the years ending December 31, 2012 through 2017 based on discussions with senior management of Visalia Community Bank and as adjusted based on discussions with senior management of Central Valley Community Bancorp;

  •
  the pro forma financial impact of the Merger on Central Valley Community Bancorp based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Central Valley Community Bancorp;

  •
  a comparison of certain financial information for Central Valley Community Bancorp and Visalia Community Bank with similar institutions for which publicly available information is available;

  •
  the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

  •
  the current market environment generally and the banking environment in particular; and

  •
  such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

        Sandler O'Neill also discussed with certain members of senior management of Central Valley Community Bancorp the business, financial condition, results of operations and prospects of Central Valley Community Bancorp and held similar discussions with certain members of senior management of Visalia Community Bank regarding the business, financial condition, results of operations and prospects of Visalia Community Bank.

        In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O'Neill from public sources, that was provided to Sandler O'Neill by Central Valley Community Bancorp or Visalia Community Bank or their respective representatives or that was otherwise reviewed by Sandler O'Neill. Sandler O'Neill further relied on the assurances of the respective managements of Central Valley Community Bancorp and Visalia Community Bank that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O'Neill was not asked to and has not undertaken an independent verification of any of such information and Sandler O'Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Central Valley Community Bancorp and Visalia Community Bank or any of their respective subsidiaries. Sandler O'Neill did not render an opinion or evaluation on the collectability of any assets or the future performance of any loans of Central Valley Community Bancorp and Visalia Community Bank. Sandler O'Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Central Valley Community Bancorp and Visalia Community Bank, or the combined entity after the Merger and Sandler O'Neill did not review any individual credit files relating to Central Valley Community Bancorp and Visalia Community Bank. Sandler O'Neill assumed that the respective allowances for loan losses for both Central Valley Community Bancorp and Visalia Community Bank are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        With respect to the publicly available consensus earnings estimates and long-term growth rates for Central Valley Community Bancorp as discussed with senior management of Central Valley Community Bancorp and projections for Visalia Community Bank as discussed with senior management of Visalia Community Bank and as adjusted based on discussions with senior management of Central Valley Community Bancorp, the respective managements of Central Valley Community Bancorp and Visalia Community Bank confirmed to Sandler O'Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Central Valley Community Bancorp and Visalia Community Bank, respectively, and Sandler O'Neill assumed that such performance would be achieved. With respect to the projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Central Valley Community Bancorp, such management confirmed that they reflected the best currently available estimates. Sandler O'Neill expressed no opinion as to such estimates or the assumptions on which they are based. Sandler O'Neill also assumed that there has been no material change in Central Valley Community Bancorp' and Visalia Community Bank's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O'Neill.

        Sandler O'Neill assumed in all respects material to its analysis that Central Valley Community Bancorp and Visalia Community Bank will remain as going concerns for all periods relevant to Sandler O'Neill's analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, Sandler O'Neill relied upon the advice Central Valley Community Bancorp has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

        Sandler O'Neill's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O'Neill as of, the date of its opinion. Events occurring after the date thereof could materially affect its opinion. Sandler O'Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

        In rendering its fairness opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Central Valley Community Bancorp or Visalia Community Bank and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Central Valley Community Bancorp and Visalia Community Bank and the companies to which they are being compared.

        In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Central Valley Community Bancorp, Visalia Community Bank and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Central Valley Community Bancorp board of directors at the board of directors' December 19, 2012 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Central Valley Community Bancorp's or Visalia Community Bank's common stock or the prices at which Central Valley Community Bancorp's or Visalia Community Bank's common stock may be sold at any time. The analyses of Sandler O'Neill and its opinion were among a number of factors taken into consideration by Central Valley Community Bancorp's board of directors in making its determination to approve of Central Valley Community Bancorp's entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision of Central Valley Community Bancorp's board of directors or management with respect to the fairness of the merger.

        In arriving at its opinion Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O'Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O'Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Summary of Proposal

        Sandler O'Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, Visalia Community Bank stockholders will have the right to receive consideration consisting of a fixed cash consideration equal to $11.05 million plus a fixed number of shares of Central Valley Community Bancorp common stock equal to 1,262,858. Based upon the $8.09 closing price for Central Valley Community Bancorp common stock as of December 18, 2012, Sandler O'Neill calculated an implied aggregate transaction value of $21.27 million(1). Based upon financial information as or for the twelve month period ended September 30, 2012 and Central Valley Community Bancorp closing stock price as of December 18, 2012, Sandler O'Neill calculated the following transaction ratios:

Transaction Value / Stated Book Value:	111%
Transaction Value / Stated Tangible Book Value:	111%
Transaction Value / Book Value with Conversion(2):	113%
Transaction Value / Tangible Book Value with Conversion(2):	113%
Transaction Value / Last Twelve Months' Earnings Per Share:	NM
Tangible Book Premium to Core Deposits(3):	1.6%
Transaction Value / Visalia Community Bank Stock Price (Dec. 18, 2012):	161.4%

(1)
Based on total common shares of 425,009 upon full conversion of Visalia Community Bank Series B Preferred Stock

(2)
Pro forma for full conversion of Visalia Community Bank Series B Preferred Stock

(3)
Tangible book premium to core deposits = (Deal Value-Tangible Common Equity) / (Core Deposits)

Central Valley Community Bancorp—Comparable Company Analysis

        Sandler O'Neill used publicly available information to compare selected financial information for Central Valley Community Bancorp and a group of financial institutions as selected by Sandler O'Neill. The Central Valley Community Bancorp peer group consisted of publicly-traded banks headquartered in Amador, Calaveras, Fresno, Kern, Kings, Madera, Mariposa, Merced, Sacramento, San Joaquin, Stanislaus, Tulare, or Tuolumne counties with assets as of the most recently reported period greater than $300 million. The group excluded thrifts, merger targets and industrial loan companies.

Farmers & Merchants Bancorp	American River Bankshares
Sierra Bancorp	Premier Valley Bank
River City Bank	Greater Sacramento Bancorp
United Security Bancshares	Valley Commerce Bancorp
Oak Valley Bancorp

        The analysis compared publicly available financial information for Central Valley Community Bancorp and the mean and median financial and market trading data for the Central Valley Community Bancorp peer group as of or for the most recently reported period with pricing data as of December 18, 2012. The table below sets forth the data for Central Valley Community Bancorp and the mean and median data for the Central Valley Community Bancorp peer group.

 Comparable Company Analysis

	Central Valley Community Bancorp	Comparable Group Mean	Comparable Group Median
Total Assets (in millions)	$888	$843	$628
Last Twelve Months' Cost of Deposits	0.27%	0.30%	0.32%
Last Twelve Months' Net Interest Margin	4.35%	4.16%	4.23%
Last Twelve Months' Noninterest Expense divided by Average Assets	3.22%	2.89%	2.81%
Last Twelve Months' Return on Average Assets	0.90%	0.81%	0.97%
Last Twelve Months' Return on Average Tangible Equity	8.87%	7.74%	8.33%
Non-Performing Assets / Total Assets	2.00%	3.12%	2.23%
Texas Ratio	18.43%	25.51%	17.89%
Tangible Equity / Tangible Assets	9.99%	10.74%	10.88%
Tier 1 Leverage Ratio	10.78%	11.12%	10.87%
Market Capitalization (in millions)	$78	$94	$61
Price / Tangible Book Value	90%	95%	88%
Price / Last Twelve Months' Earnings Per Share	10.6x	15.1x	13.5x
Price / Estimated 2013 Earnings Per Share	11.1x	16.1x	16.1x
Price / Estimated 2014 Earnings Per Share	NA	11.4x	11.4x
Dividend Yield	0.6%	1.6%	0.6%
Three-Month Total Stock Return	0.2%	1.2%	0.2%
One-Year Total Stock Return	47.9%	24.7%	15.9%

Visalia Community Bank—Comparable Company Analysis

        Sandler O'Neill used publicly available information to compare selected financial information for Visalia Community Bank and a group of financial institutions as selected by Sandler O'Neill. The Visalia Community Bank peer group consisted of publicly-traded banks headquartered in Kern, Tulare, Kings, and Fresno counties with assets as of the most recently reported period greater than $100 million. The group excluded thrifts, merger targets and industrial loan companies.

Sierra Bancorp	Valley Republic Bank
Central Valley Community Bancorp	Mission Bancorp
United Security Bancshares	Fresno First Bank
Premier Valley Bank	Suncrest Bank
Valley Commerce Bancorp

        The analysis compared publicly available financial information for Visalia Community Bank and the mean and median financial and market trading data for the Visalia Community Bank peer group as of or for the most recently reported period with pricing data as of December 18, 2012. The table below sets forth the data for Visalia Community Bank and the mean and median data for the Visalia Community Bank peer group.

 Comparable Company Analysis

	Visalia Community Bank	Comparable Group Mean	Comparable Group Median
Total Assets (in millions)	$200	$525	$340
Last Twelve Months' Cost of Deposits	0.20%	0.31%	0.32%
Last Twelve Months' Net Interest Margin	3.94%	4.09%	4.28%
Last Twelve Months' Noninterest Expense divided by Average Assets	4.11%	3.11%	3.20%
Last Twelve Months' Return on Average Assets	0.08%	0.69%	0.77%
Last Twelve Months' Return on Average Tangible Equity	0.84%	6.43%	7.01%
Non-Performing Assets / Total Assets	3.00%	2.65%	2.21%
Texas Ratio	29.70%	22.73%	18.43%
Tangible Equity / Tangible Assets	8.59%	10.68%	10.88%
Tier 1 Leverage Ratio	9.03%	11.57%	11.20%
Market Capitalization (in millions)	$12	$53	$35
Price / Tangible Book Value	68%	100%	94%
Price / Last Twelve Months' Earnings Per Share	NM	21.3x	15.8x
Price / Estimated 2013 Earnings Per Share	NA	12.7x	12.7x
Price / Estimated 2014 Earnings Per Share	NA	11.4x	11.4x
Dividend Yield	0.0%	1.2%	0.0%
Three-Month Total Return	0.0%	1.9%	0.2%
One-Year Total Return	1.6%	27.1%	18.9%

Central Valley Community Bancorp—Stock Price Performance

        Sandler O'Neill reviewed the history of the publicly reported trading prices of Central Valley Community Bancorp's common stock for the one-year and three-year periods ended December 18, 2012. Sandler O'Neill then compared the relationship between the movements in the price of Central Valley Community Bancorp's common stock against the movements in the prices of Central Valley Community Bancorp's peer group (as described on page 60), S&P 500 Index and NASDAQ Bank Index.

Central Valley Community Bancorp's One-Year Stock Performance

	Beginning Index Value December 16, 2011	Ending Index Value December 18, 2012
Central Valley Community Bancorp	100%	147%
Central Valley Community Bancorp Peer Group	100%	116%
S&P 500 Index	100%	119%
NASDAQ Bank Index	100%	120%

Central Valley Community Bancorp's Three-Year Stock Performance

	Beginning Index Value December 18, 2009	Ending Index Value December 18, 2012
Central Valley Community Bancorp	100%	147%
Central Valley Community Bancorp Peer Group	100%	124%
S&P 500 Index	100%	131%
NASDAQ Bank Index	100%	115%

Visalia Community Bank—Stock Price Performance

        Sandler O'Neill reviewed the history of the publicly reported trading prices of Visalia Community Bank's common stock for the one-year period ended December 18, 2012. Sandler O'Neill then compared the relationship between the movements in the price of Visalia Community Bank's common stock against the movements in the prices of Visalia Community Bank's peer group (as described on page 60), S&P 500 Index and NASDAQ Bank Index.

Visalia Community Bank's One Year Stock Performance

	Beginning Index Value December 16, 2011	Ending Index Value December 18, 2012
Visalia Community Bank	100%	102%
Visalia Community Bank Peer Group	100%	121%
S&P 500 Index	100%	119%
NASDAQ Bank Index	100%	120%

Central Valley Community Bancorp—Net Present Value Analysis

        Sandler O'Neill performed an analysis that estimated the net present value per share of Central Valley Community Bancorp common stock under various circumstances. The analysis assumed that Central Valley Community Bancorp performed in accordance with the publicly available consensus earnings estimates for Central Valley Community Bancorp for the quarter ending December 31, 2012, the year ended December 31, 2013 and financial projections for the years thereafter through 2017 based on discussions with senior management of Central Valley Community Bancorp.

        To approximate the terminal value of Central Valley Community Bancorp common stock at December 31, 2016, Sandler O'Neill applied price to earnings multiples ranging from 8.0x to 18.0x and multiples of tangible book value ranging from 50% to 175%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders for prospective buyers of Central Valley Community Bancorp's common stock.

        During the Central Valley Community Bancorp board of directors' meeting on December 19, 2012, Sandler O'Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

        As illustrated in the following tables, the analysis indicates an imputed range of values per share of Central Valley Community Bancorp common stock of $4.50 to $11.71 when applying multiples of earnings to the applicable amounts indicated in the Central Valley Community Bancorp projections and $3.82 to $14.84 when applying multiples of tangible book value to the applicable amounts indicated in the Central Valley Community Bancorp projections.

Earnings Per Share Multiples

Discount Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
9.0%	$5.58	$6.81	$8.03	$9.26	$10.49	$11.71
10.0%	$5.38	$6.56	$7.74	$8.92	$10.10	$11.28
11.0%	$5.19	$6.32	$7.46	$8.59	$9.73	$10.86
12.0%	$5.00	$6.10	$7.19	$8.28	$9.37	$10.47
13.0%	$4.83	$5.88	$6.93	$7.98	$9.04	$10.09
14.0%	$4.66	$5.67	$6.69	$7.70	$8.71	$9.73
15.0%	$4.50	$5.48	$6.45	$7.43	$8.41	$9.38

Tangible Book Value Multiples

Discount Rate	50%	75%	100%	125%	150%	175%
9.0%	$4.73	$6.75	$8.77	$10.80	$12.82	$14.84
10.0%	$4.56	$6.50	$8.45	$10.40	$12.34	$14.29
11.0%	$4.40	$6.27	$8.14	$10.01	$11.89	$13.76
12.0%	$4.24	$6.05	$7.85	$9.65	$11.45	$13.25
13.0%	$4.10	$5.83	$7.57	$9.30	$11.04	$12.77
14.0%	$3.96	$5.63	$7.30	$8.97	$10.64	$12.31
15.0%	$3.82	$5.43	$7.04	$8.65	$10.26	$11.87

        Sandler O'Neill also considered and discussed with the Central Valley Community Bancorp board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O'Neill performed a similar analysis assuming Central Valley Community Bancorp net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Central Valley Community Bancorp common stock, using the same price to earnings multiples of 8.0x to 18.0x and a discount rate of 13.63%.

Earnings Per Share Multiples

Annual Budget Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0%)	$3.69	$4.46	$5.23	$6.01	$6.78	$7.55
(20.0%)	$3.90	$4.72	$5.54	$6.37	$7.19	$8.01
(15.0%)	$4.10	$4.98	$5.85	$6.73	$7.60	$8.47
(10.0%)	$4.31	$5.23	$6.16	$7.09	$8.01	$8.94
(5.0%)	$4.52	$5.49	$6.47	$7.44	$8.42	$9.40
0.0%	$4.72	$5.75	$6.78	$7.80	$8.83	$9.86
5.0%	$4.93	$6.01	$7.09	$8.16	$9.24	$10.32
10.0%	$5.13	$6.26	$7.39	$8.52	$9.65	$10.79
15.0%	$5.34	$6.52	$7.70	$8.88	$10.07	$11.25
20.0%	$5.54	$6.78	$8.01	$9.24	$10.48	$11.71
25.0%	$5.75	$7.03	$8.32	$9.60	$10.89	$12.17

Visalia Community Bank—Net Present Value Analysis

        Sandler O'Neill also performed an analysis that estimated the net present value per share of Visalia Community Bank common stock under various circumstances. The analysis assumed that Visalia Community Bank performed in accordance with financial projections for Visalia Community Bank for the years ending December 31, 2012 through 2017 based on discussions with senior management of Visalia Community Bank and as adjusted based on discussions with senior management of Central Valley Community Bancorp.

        To approximate the terminal value of Visalia Community Bank common stock at December 31, 2016, Sandler O'Neill applied price to earnings multiples ranging from 8.0x to 18.0x and multiples of tangible book value ranging from 50% to 175%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders for prospective buyers of Visalia Community Bank's common stock.

        At the December 19, 2012 Central Valley Community Bancorp board of directors meeting, Sandler O'Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

        As illustrated in the following tables, the analysis indicates an imputed range of values per share of Visalia Community Bank common stock of $4.57 to $12.92 when applying earnings multiples to the applicable amounts indicated in the Visalia Community Bank projections and $13.66 to $60.05 when applying multiples of tangible book value to the applicable amounts indicated in the Visalia Community Bank projections.

Earnings Per Share Multiples

Discount Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
9.0%	$5.74	$7.18	$8.61	$10.05	$11.49	$12.92
10.0%	$5.52	$6.91	$8.29	$9.67	$11.05	$12.43
11.0%	$5.32	$6.64	$7.97	$9.30	$10.63	$11.96
12.0%	$5.12	$6.40	$7.68	$8.96	$10.23	$11.51
13.0%	$4.93	$6.16	$7.39	$8.62	$9.85	$11.09
14.0%	$4.75	$5.93	$7.12	$8.31	$9.49	$10.68
15.0%	$4.57	$5.72	$6.86	$8.00	$9.15	$10.29

Tangible Book Value Multiples

Discount Rate	50%	75%	100%	125%	150%	175%
9.0%	$17.16	$25.74	$34.32	$42.89	$51.47	$60.05
10.0%	$16.50	$24.76	$33.01	$41.26	$49.51	$57.77
11.0%	$15.88	$23.82	$31.76	$39.70	$47.65	$55.59
12.0%	$15.29	$22.93	$30.58	$38.22	$45.86	$53.51
13.0%	$14.72	$22.08	$29.44	$36.80	$44.16	$51.52
14.0%	$14.18	$21.27	$28.36	$35.45	$42.54	$49.63
15.0%	$13.66	$20.49	$27.33	$34.16	$40.99	$47.82

        Sandler O'Neill also considered and discussed with the Central Valley Community Bancorp board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income and the incorporation of the deal-related cost savings anticipated by the senior management of Central Valley Community Bancorp. To illustrate the impact of variations with respect to net income, Sandler O'Neill performed a similar analysis assuming Visalia Community Bank net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Visalia Community Bank common stock, using the same price to earnings multiples of 8.0x to 18.0x and a discount rate of 13.63%:

Earnings Per Share Multiples

Annual Budget Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0%)	$3.61	$4.51	$5.41	$6.32	$7.22	$8.12
(20.0%)	$3.85	$4.81	$5.77	$6.74	$7.70	$8.66
(15.0%)	$4.09	$5.11	$6.14	$7.16	$8.18	$9.20
(10.0%)	$4.33	$5.41	$6.50	$7.58	$8.66	$9.75
(5.0%)	$4.57	$5.71	$6.86	$8.00	$9.14	$10.29
0.0%	$4.81	$6.02	$7.22	$8.42	$9.62	$10.83
5.0%	$5.05	$6.32	$7.58	$8.84	$10.11	$11.37
10.0%	$5.29	$6.62	$7.94	$9.26	$10.59	$11.91
15.0%	$5.53	$6.92	$8.30	$9.68	$11.07	$12.45
20.0%	$5.77	$7.22	$8.66	$10.11	$11.55	$12.99
25.0%	$6.02	$7.52	$9.02	$10.53	$12.03	$13.53

        To illustrate the impact of incorporating the deal-related cost savings anticipated by the senior management of Central Valley Community Bancorp, Sandler O'Neill performed the same analyses described above with the incorporation of the deal-related cost savings anticipated by the senior management of Central Valley Community Bancorp. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Visalia Community Bank common stock of $24.48 to $69.17 when applying earnings multiples to the applicable amounts indicated in the Visalia Community Bank projections and $17.87 to $78.54 when applying multiples of tangible book value to the applicable amounts indicated in the Visalia Community Bank projections.

Earnings Per Share Multiples

Discount Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
9.0%	$30.74	$38.43	$46.12	$53.80	$61.49	$69.17
10.0%	$29.57	$36.97	$44.36	$51.75	$59.15	$66.54
11.0%	$28.46	$35.57	$42.69	$49.80	$56.91	$64.03
12.0%	$27.39	$34.24	$41.09	$47.94	$54.79	$61.63
13.0%	$26.38	$32.97	$39.57	$46.16	$52.75	$59.35
14.0%	$25.41	$31.76	$38.11	$44.46	$50.82	$57.17
15.0%	$24.48	$30.60	$36.72	$42.84	$48.96	$55.08

Tangible Book Value Multiples

Discount Rate	50%	75%	100%	125%	150%	175%
9.0%	$22.44	$33.66	$44.88	$56.10	$67.32	$78.54
10.0%	$21.59	$32.38	$43.17	$53.96	$64.76	$75.55
11.0%	$20.77	$31.16	$41.54	$51.93	$62.31	$72.70
12.0%	$19.99	$29.99	$39.99	$49.98	$59.98	$69.98
13.0%	$19.25	$28.88	$38.51	$48.13	$57.76	$67.38
14.0%	$18.55	$27.82	$37.09	$46.36	$55.64	$64.91
15.0%	$17.87	$26.80	$35.74	$44.67	$53.61	$62.54

Earnings Per Share Multiples

Annual Budget Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0%)	$19.32	$24.15	$28.98	$33.81	$38.64	$43.47
(20.0%)	$20.61	$25.76	$30.91	$36.07	$41.22	$46.37
(15.0%)	$21.90	$27.37	$32.85	$38.32	$43.79	$49.27
(10.0%)	$23.19	$28.98	$34.78	$40.57	$46.37	$52.17
(5.0%)	$24.47	$30.59	$36.71	$42.83	$48.95	$55.07
0.0%	$25.76	$32.20	$38.64	$45.08	$51.52	$57.96
5.0%	$27.05	$33.81	$40.57	$47.34	$54.10	$60.86
10.0%	$28.34	$35.42	$42.51	$49.59	$56.68	$63.76
15.0%	$29.63	$37.03	$44.44	$51.84	$59.25	$66.66
20.0%	$30.91	$38.64	$46.37	$54.10	$61.83	$69.56
25.0%	$32.20	$40.25	$48.30	$56.35	$64.40	$72.45

Analysis of Selected Merger Transactions

        Sandler O'Neill reviewed two groups of comparable mergers and acquisitions. The first group, hereafter referred to as the Western Region Group, included six transactions announced between January 1, 2012 and December 18, 2012 involving nationwide banks and thrifts with targets headquartered in California, Arizona, Idaho, Montana, Nevada, Oregon, Washington, or Wyoming, deal value between $10 million and $40 million, and target non-performing assets to total assets ratio at announcement of less than 4%. The transaction group was composed of the following transactions:

  Coronado First Bank / San Diego Private Bank
  Heartland Financial USA Inc. / Heritage Bank NA
  Umpqua Holdings Corp. / Circle Bancorp
  FNB Bancorp / Oceanic Bank Holding Inc.
  SKBHC Holdings LLC / Security Business Bancorp
  Grandpoint Capital Inc. / California Community Bank

        The second group, hereafter referred to as the Nationwide Group, included 31 transactions announced between January 1, 2012 and December 18, 2012 involving nationwide banks and thrifts with targets headquartered in the United States, deal value between $10 million and $40 million, and target non-performing assets to total assets ratio at announcement of less than 4%. The transaction group was composed of the following transactions:

  Coronado First Bank / San Diego Private Bank
  Heartland Financial USA Inc. / Heritage Bank NA
  LCNB Corp. / First Capital Bancshares Inc.
  Bank of the Ozarks Inc. / Genala Banc Inc.
  Pontiac Bancorp / Bluestem Financial Corp.
  CapStone Bank / Patriot State Bk
  Wintrust Financial Corp. / HPK Financial Corp.
  Vision Bancshares Inc. / Sulphur Community Bcshs Inc.
  Henderson Citizens Bcshs Inc. / First White Oak Bcshs Inc.
  Umpqua Holdings Corp. / Circle Bancorp
  Customers Bancorp Inc / CMS Bancorp Inc.
  Morrill Bancshares Inc. / JTB Bancshares Inc.
  MidSouth Bancorp Inc. / PSB Financial Corporation
  Overton Financial Corporation / First National Bank of Canton
  New Hampshire Thrift Bncshrs / Nashua Bank
  Heartland Financial USA Inc. / First Shares Inc.

  American Bancorp. Inc. / Osage Bancshares Inc.
  Frandsen Financial Corporation / Clinton Bancshares Inc.
  HaleCo Bancshares Inc. / LubCo Bancshares Inc.
  Ohio Farmers Insurance Co. / Western Reserve Bancorp
  First Priority Financial Corp. / Affinity Bancorp Inc.
  WashingtonFirst Bankshares Inc / Alliance Bankshares Corp.
  Community Bancshares of MS / Community Holding Co. of FL
  Prosperity Bancshares Inc. / Community National Bank
  S&T Bancorp Inc. / Gateway Bank of Pennsylvania
  Green Bancorp Inc. / Opportunity Bancshares Inc.
  FNB Bancorp / Oceanic Bank Holding Inc.
  SKBHC Holdings LLC / Security Business Bancorp
  Commerce Bancshares Corp. / Mercantile Capital Corp
  Center Bancorp Inc. / Saddle River Valley Bank
  Grandpoint Capital Inc. / California Community Bank

        Sandler O'Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months' earnings per share, tangible book premium to core deposits and transaction price to seller's stock price two days before transaction announcement. As illustrated in the following table, Sandler O'Neill compared the proposed merger multiples to the median multiples of comparable transaction groups.

	Central Valley Community Bancorp / Visalia Community Bank	Median Western Region Transactions	Mean Western Region Transactions	Median Nationwide Transactions	Mean Nationwide Transactions
Transaction Value / Book Value Per Share:	111%	121%	121%	118%	127%
Tangible Book Value Per Share:	111%	121%	122%	120%	131%
Last Twelve Months' Earnings Per Share:	NM	27.4x	24.6x	21.6x	23.8x
Tangible Book Premium to Core Deposits(1):	1.6%	3.1%	1.5%	3.1%	3.3%
Visalia Community Bank Stock Price (Dec. 18, 2012):	161.4%	NA	NA	148.0%	155.5%

(1)
Core Deposit Premium = (Deal Value-Tangible Common Equity) / (Core Deposits)

Pro Forma Results and Capital Ratios

        Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger closes on June 30, 2013; (ii) aggregate consideration value of $21.27 million, based on Central Valley Community Bancorp's closing stock price on December 18, 2012 of $8.09; (iii) Central Valley Community Bancorp would be able to achieve cost savings of approximately $1.2 million in the first full year following the merger based on Visalia Community Bank's annualized YTD 9/30/12 core noninterest expense base; (iv) pretax transaction costs and expenses would total approximately $2.8 million; (v) a core deposit intangible of approximately $1.6 million (amortized straight-line for ten years); (vi) pretax opportunity cost of cash of approximately 1.5%; (vii) Central Valley Community Bancorp's future performance was calculated in accordance with publicly available consensus earnings estimates for Central Valley Community Bancorp for the quarter ending December 31, 2012, the year ended December 31, 2013 and financial projections for the years thereafter through 2017 based on discussions with senior management of Central Valley Community Bancorp; (viii) Visalia Community Bank's future performance was calculated in accordance with financial projections for Visalia Community Bank for the years ending December 31, 2012 through 2017 based on discussions with senior management of Visalia Community Bank and as adjusted based on discussions with senior management of Central Valley Community Bancorp; (ix) various purchase accounting adjustments, including a mark-to-market adjustment on Visalia Community Bank's loan portfolio and other real estate owned as provided by Central Valley Community Bancorp senior management; and (x) an adjustment to Visalia Community Bank's provision for loan losses for the years ending December 31, 2012 through 2017 to reflect the impact of the mark-to-market adjustment on Visalia Community Bank's loan portfolio. The analyses indicated that for the year ending December 31, 2013, the merger (excluding transaction expenses) would be accretive to Central Valley Community Bancorp's projected earnings per share and, at closing at June 30, 2013 the merger would be dilutive to Central Valley Community Bancorp's tangible book value per share. The analyses also indicated that as of closing at June 30, 2013, the merger would maintain Central Valley Community Bancorp's regulatory capital ratios in excess of the regulatory guidelines for "well capitalized" status. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

Sandler O'Neill's Relationship

        Sandler O'Neill issued a fairness opinion to Central Valley Community Bancorp's board of directors in connection with the merger and received a fee associated with the delivery of its fairness opinion which became payable at the time Sandler O'Neill rendered its fairness opinion. Central Valley Community Bancorp has agreed to indemnify Sandler O'Neill against certain liabilities arising out of Sandler O'Neill's engagement. In the ordinary course of Sandler O'Neill's business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to Central Valley Community Bancorp and Visalia Community Bank and their affiliates.

Visalia Community Bank Unaudited Prospective Financial Information

        Visalia Community Bank does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, in connection with the financial analysis conducted by Visalia Community Bank's financial advisor, FIG, Visalia Community Bank provided to FIG, and indirectly provided to Central Valley Community Bancorp's financial advisor, Sandler O'Neil, certain non-public unaudited prospective financial information based on estimates by management of Visalia Community Bank. These estimates were prepared with respect to prospective financial information in connection with such financial analysis, and were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements, or GAAP.

        The estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Visalia Community Bank operates, and the risks and uncertainties described under "Risk Factors" and "A Warning About Forward Looking Statements," all of which are difficult to predict and many of which are outside the control of Visalia Community Bank and will be beyond the control of the surviving bank. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the financial forecasts, whether or not the merger is completed. The inclusion in this proxy statement/prospectus of the unaudited prospective financial information summarized below should not be regarded as an indication that Visalia Community Bank or Visalia Community Bank's board of directors considered, or now considers, these forecasts to be a reliable predictor of future results. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the financial forecasts reflect any impact of the merger.

        The financial forecasts summarized in this section were prepared by Visalia Community Bank's management. Visalia Community Bank's independent auditor has not examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, has not expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the prospective financial information. The reports of Visalia Community Bank's independent auditor included in this proxy statement/prospectus relate to the historical financial information of Visalia Community Bank. Such reports do not extend to the financial forecasts and should not be read to do so.

        By including in this proxy statement/prospectus a summary of certain financial forecasts, neither Visalia Community Bank nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Visalia Community Bank or the surviving bank compared to the information contained in the financial forecasts. The financial forecasts summarized in this section have not been updated to reflect any changes since the date they were prepared or the actual results of operations of Visalia Community Bank. Other than as required by law, Visalia Community Bank does not undertake any obligation to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

        Visalia Community Bank's management's forecasts made available to Sandler O'Neil and FIG in connection with their respective financial analysis reflected projected gross income of $9.3 million, $9.9 million and $10.8 million, net income of $405,000, $750,000 and $1.0 million, and net income per share of $1.06, $1.97, and $2.70, for the years ended December 31, 2012, 2013 and 2014, respectively.

Accounting Treatment

        Central Valley Community Bancorp must account for the merger under the acquisition method of accounting for financial reporting purposes under accounting principles generally accepted in the United States of America. Under this method, Central Valley Community Bancorp's purchase price will be allocated to Visalia Community Bank's assets acquired and liabilities assumed based upon their estimated fair values as of the date of the completion of the merger. Deferred tax assets and liabilities will be adjusted for the difference between the tax basis of the assets and liabilities and their estimated values. The excess, if any, of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired, less liabilities assumed, will be recorded as goodwill and periodically evaluated for impairment. Central Valley Community Bancorp's financial statements issued after completion of the merger will reflect these values, but historical data are not restated retroactively to reflect the combined historical financial position or results of operations of Central Valley Community Bancorp and Visalia Community Bank.

 THE MERGER AGREEMENT

Summary of the Merger

        Central Valley Community Bancorp, CVC Bank, and Visalia Community Bank entered into the merger agreement on December 19, 2012, which is incorporated into this proxy statement-prospectus by reference to Appendix A hereto. Under the merger agreement's terms, Visalia Community Bank will merge with and into Central Valley Community Bancorp's sole subsidiary, CVC Bank. The separate corporate existence of Visalia Community Bank will cease, and CVC Bank will be the survivor. Each share of Visalia Community Bank common stock issued and outstanding (other than shares with respect to which dissenters' rights have been perfected, but including shares of Series B Preferred Stock converted to common stock) will be converted into the right to receive Central Valley Community Bancorp common stock and cash. Please read the sections entitled "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders" and "—Dissenters' Rights" for additional information.

        Each share of Central Valley Community Bancorp common stock outstanding immediately before the effectiveness of the merger closes will remain outstanding after the effectiveness of the merger.

        Central Valley Community Bancorp and Visalia Community Bank have structured the merger with the intent to qualify it as a tax-free reorganization under Section 368 of the Internal Revenue Code. However, under Section 368, the tax-free designation would apply only to the stock consideration that Visalia Community Bank shareholders would receive in connection with the merger and, accordingly, they are expected to have taxable income depending on the actual amount of cash consideration they receive in the merger and their individual tax situations. For more information, you are urged to read the section entitled "The Merger—Certain Federal Income Tax Consequences" for additional information.

The Closing

        The merger will be effective at the date and time an agreement of merger (substantially in the form attached to the merger agreement as Annex B) is filed with the California Department of Financial Institutions following its prior certification by the California Secretary of State. At the closing the parties will exchange various documents, including officers' certificates, as required by the merger agreement. The merger agreement provides that the merger shall be effective within ten calendar days after each of the closing conditions in the merger agreement (described in greater detail below) have been satisfied or waived, including the receipt of all regulatory approvals and the expiration of all applicable waiting periods in connection with the regulatory approvals, or such other date as the parties shall mutually agree.

        Based upon the timing for Visalia Community Bank's special shareholders' meeting and the present and anticipated timing of the regulatory approvals, it is presently anticipated that the merger will be closed in the second quarter of 2013. Neither Central Valley Community Bancorp, CVC Bank, nor Visalia Community Bank can assure you that the merger will close when anticipated.

Letter of Transmittal; Exchange Agent; and Exchange Procedure

        Following the effectiveness of the merger, a letter of transmittal form will be sent by an exchange agent containing instructions for endorsing and surrendering the Visalia Community Bank stock certificates. Under the merger agreement, Central Valley Community Bancorp has appointed Computershare Shareholder Services, Inc. as exchange agent for the purpose of exchanging the merger consideration for Visalia Community Bank stock certificates. Visalia Community Bank shareholders must follow the instructions on the letter of transmittal to send in the Visalia Community Bank stock certificates for exchange. For more information on the amount and nature of the consideration Visalia Community Bank shareholders would be entitled to receive in exchange for his, her or its shares of

Visalia Community Bank stock, please see "The Merger—Calculation of Consideration to be Paid to Visalia Community Bank Shareholders."

        Visalia Community Bank Shareholders will not receive any dividends or other distributions of any kind which are declared payable to shareholders of record of Central Valley Community Bancorp common stock after the effective time of the merger until such shareholder properly surrenders his, her or its Visalia Community Bank stock certificates. Upon proper surrender, such shareholder will be paid, without interest, any dividends or other distributions with respect to the shares of Central Valley Community Bancorp common stock as to which the record date and payment date occurred on or after the effective time of the merger and on or before the date on which the shareholder surrendered his, her or its Visalia Community Bank stock certificates.

        Neither Visalia Community Bank nor Central Valley Community Bancorp will be liable to Visalia Community Bank shareholders for such shares (or dividends or distributions thereon) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        In order for Visalia Community Bank shareholder stock certificate surrender to be accepted by the exchange agent, the letter of transmittal must be properly completed and signed and accompanied by the applicable Visalia Community Bank stock certificates or guarantee of delivery as described in the letter of transmittal. If a shareholder is unable to locate his or her stock certificate, the shareholder must follow instructions in the letter of transmittal regarding lost stock certificates.

        Following the completion of the merger and upon surrender of all of the certificates representing former shares of Visalia Community Bank common stock registered in the shareholder's name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of transmittal form, the exchange agent will mail to the shareholder the cash and Central Valley Community Bancorp common stock to which such shareholder is entitled, less the amount of any required withholding taxes. Visalia Community Bank shareholders will not receive interest on any cash.

Representations and Warranties

        The merger agreement contains various customary representations and warranties that Central Valley Community Bancorp, CVC Bank, and Visalia Community Bank make for each other's benefit. The representations and warranties relate to, among other things:

  •
  corporate organization, standing and authority;

  •
  capital structure;

  •
  authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

  •
  regulatory approvals, consents and compliance;

  •
  financial statements and condition;

  •
  absence of certain material adverse events, changes, effects or undisclosed liabilities;

  •
  litigation and claims;

  •
  conflicts under charter documents, required consents or approvals;

  •
  material contracts and obligations, including compliance and enforceability;

  •
  retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended;

  •
  labor matters;

  •
  compliance with laws, including environmental laws;

  •
  tax payments, tax liabilities, tax returns and audits;

  •
  loans and non-performing assets;

  •
  ownership of real, personal and intellectual property;

  •
  transactions with affiliates; and

  •
  the accuracy of documents supplied under the merger agreement or filed with the Securities and Exchange Commission and bank regulatory agencies, including financial statements.

Conduct of Business Before the Merger

        The merger agreement places significant restrictions on Visalia Community Bank regarding the conduct of its businesses between the date of the merger agreement and the closing. Visalia Community Bank has agreed to make its books and records available to Central Valley Community Bancorp for ongoing review. Additionally, subject to certain exceptions, Visalia Community Bank has agreed to allow a representative from Central Valley Community Bancorp to attend the meetings of its board of directors. Both Central Valley Community Bancorp and Visalia Community Bank have agreed to use their best efforts to prepare and file the necessary regulatory applications and to obtain the requisite permits, consents and approvals from the various regulatory agencies, as well as to work together for the purpose of preparing this proxy statement-prospectus. Also, both Central Valley Community Bancorp and Visalia Community Bank have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and do all things necessary and proper or desirable to permit and enable the consummation of the merger and the satisfaction of the closing conditions.

        In addition, Visalia Community Bank has agreed that until the closing and subject to certain exceptions, including Central Valley Community Bancorp's prior approval, Visalia Community Bank will not, other than in the ordinary and usual course of business:

  •
  declare or pay any dividend, or issue, repurchase or split its stock;

  •
  take any action that would cause a representation or warranty to become untrue in any material respect;

  •
  issue any capital stock, or options or convertible securities (except for the issuance of common stock upon conversion of the Visalia Community Bank Series B Preferred Stock outstanding as of the date of the merger agreement, in accordance with its terms);

  •
  amend its Articles of Incorporation or Bylaws;

  •
  buy or sell, or contract to buy or sell, any material business or assets other than in the ordinary course of business consistent with prior practice;

  •
  incur or guarantee any debt other than in the ordinary course of business consistent with prior practice;

  •
  enter into, amend or terminate, any material contract or any transaction with an affiliate;

  •
  enter into or amend any employment, consulting, severance, change in control, bonus, salary continuation or similar compensation agreement;

  •
  raise employee salaries, except as required by law or an existing contract;

  •
  make capital expenditures in excess of $50,000 individually, or $100,000 in the aggregate;

  •
  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or generally accepted accounting principles;

  •
  settle claims or actions which would exceed $65,000 more than applicable insurance coverage or would impose any material restriction on the business;

  •
  change its banking operations, by introducing new products or services or change its lending, investment, underwriting, pricing, servicing, risk and assessment liability management and other material banking and operating policies, except as required by law, including increasing the rate of interest paid on interest-bearing deposits;

  •
  enter into any derivatives contracts or acquire or dispose of any debt security, mortgage-backed security, or equity investment;

  •
  make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit, in a manner inconsistent with past practices, and, in the case of any new credit in excess of $500,000 (or a modification of existing credit in excess of $250,000) consult with Central Valley Community Bancorp prior to committing to the new or modified credit;

  •
  make or change any applicable tax election, settlement or compromise;

  •
  take any action that would cause the merger to be subject to the provisions of any state antitakeover law; or

  •
  solicit, initiate or knowingly encourage or take actions designed to facilitate another acquisition proposal to acquire Visalia Community Bank, or participate in any discussions or negotiations regarding such an acquisition proposal, or approve or recommend or enter into any letter of intent or similar definitive agreement with respect to such an acquisition proposal, unless the board of directors of Visalia Community Bank has determined that the proposal is more favorable to Visalia Community Bank's shareholders and that the action is necessary for Visalia Community Bank to comply with its fiduciary duties to shareholders under applicable law.

Until the closing, Visalia Community Bank has agreed to:

  •
  provide Central Valley Community Bancorp with notice of all meetings of the board of directors of Visalia Community Bank as well as copies of board reports and agendas;

  •
  cooperate, and cause its independent auditor to cooperate, with Central Valley Community Bancorp and its independent auditor to prepare financial statements, including pro forma financial statements, that may be required in connection with applicable regulatory filings;

  •
  promptly notify Central Valley Community Bancorp and CVC Bank if it receives any inquiries, proposals or offers with respect to another acquisition proposal, or if any related discussions or negotiations are initiated or sought;

  •
  use its commercially reasonable efforts, and cooperate with others, to expeditiously bring about the satisfaction of the closing conditions;

  •
  advise Central Valley Community Bancorp promptly in writing of any change that would have a Material Adverse Effect, as defined in the merger agreement, on its financial condition, results of operations, business or prospects;

  •
  use its commercially reasonable efforts to obtain and deliver to Central Valley Community Bancorp at the closing of the merger, the waivers, approvals and consents to assignment for all material contracts identified as requiring such waivers, approvals and consents;

  •
  after receipt of all regulatory approvals required to consummate the merger, permit Central Valley Community Bancorp to provide notice to the customers of Visalia Community Bank to describe the merger, the effect on customers and planned transition procedures;

  •
  deliver to Central Valley Community Bancorp certain periodic financial statements of Visalia Community Bank, including all Reports of Condition and Income required to be submitted to the FDIC, as well as statements of income, changes in shareholders' equity and statements of cash flow and balance sheets for all quarters and years ending on or after March 31, 2013, including financial statements audited by Crowe Horwath, LLP for the years ended December 31, 2011 and 2012; and

  •
  deliver to Central Valley Community Bancorp copies of all annual management letters and corresponding opinions.

        Central Valley Community Bancorp has agreed to deliver or make available to Visalia Community Bank, all financial statements provided to Central Valley Community Bancorp's shareholders and/or its directors after the date of the merger agreement, as well copies of all annual management letters and corresponding opinions prepared by Central Valley Community Bancorp's independent accountant.

Director Appointment and Indemnification After the Merger

        Central Valley Community Bancorp has agreed to, contingent upon the closing of the merger, increase the authorized number of directors by one director and appoint F. T. Elliott, IV to fill the newly-created vacancy on the board of directors of Central Valley Community Bancorp, to hold office until the first annual meeting of shareholders of Central Valley Community Bancorp, until his successor is elected and qualified or until otherwise removed. Central Valley Community Bancorp has also agreed, timing of the merger permitting, to nominate Mr. Elliott for election to the Central Valley Community Bancorp board at the 2013 annual shareholder meeting, provided that he satisfies the standards of the Central Valley Community Bancorp nominating committee and subject to the fiduciary duties of the Central Valley Community Bancorp board and nominating committee.

        F.T. Elliott, IV, 36 years old, has served as a principal of, and as Chairman of the Elliott Group, Lindsay, California, a vertically integrated farming operation, since 2010. Previously, from 2000 to 2010 he served as a principal of and the President of California Citrus Producers, Inc., Lindsay, California, a processor and marketer of fruit juices, concentrates and citrus byproducts. He is a lifelong resident of Tulare County with numerous ties to the community where Visalia Community Bank's main office and branch offices are located. He also serves as a director for the Boys & Girls Club as well as an alternate director and board member of the Citrus Research Board. He has served as a Board member of Visalia Community Bank since 2002. Mr. Elliott holds a B.S. degree in finance and accounting from Dominican College.

        The table below table sets forth information with regard to compensation earned by Mr. Elliott, IV in 2012 from Visalia Community Bank.:

Fees Earned or Paid in Cash	Stock or Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
$18,850	$0	$0	$0	$11,853	(1)	$30,703

(1)
Includes amounts accrued to Mr. Elliott IV's account by Visalia Community Bank for 2012 under his existing director retirement agreement, director deferred fee plan and split dollar insurance plans.

        CVC Bank has agreed to indemnify and hold harmless (and to advance expenses as incurred), to the fullest extent permitted by law, each present and former director and officer of Visalia Community Bank (when acting in such capacity) from and against any costs, expenses, judgments, fines, losses, and similar damages arising out of matters existing or occurring prior to the merger. Central Valley Community Bancorp has agreed to use its commercially reasonable efforts to maintain in effect a directors' and officers' liability insurance policy for a period of six years after the merger, for claims arising from facts or events which occurred prior to the merger.

        The foregoing is a summary of some of the negative and affirmative covenants of the merger agreement. You are encouraged to carefully read the terms of the merger agreement attached as Appendix A, including the specific covenants contained in Article III and Article V.

 Discussions with Third Parties

        The merger agreement provides that Visalia Community Bank shall immediately cease any written or oral discussions, negotiations or communication with any other parties that may be ongoing with respect to the possibility or consideration of an acquisition proposal (any inquiry, proposal or offer related to the acquisition or purchase of the material assets or deposits of Visalia Community Bank, or more than five percent of any class of equity securities of Visalia Community Bank, or merger, consolidation, business combination, recapitalization, tender offer, stock purchase, liquidation, dissolution or similar transaction involving Visalia Community Bank). Visalia Community Bank has also agreed not to solicit, encourage or facilitate third party acquisition proposals which would reasonably be expected to lead to an acquisition proposal, and requires that if such a proposal is received, notification must be given to Central Valley Community Bancorp. Notwithstanding the prohibition on soliciting or encouraging such proposals, the merger agreement recognizes that an unsolicited third party proposal might be received. Moreover, the merger agreement permits Visalia Community Bank engaging in discussions or negotiations with the third party to the extent necessary to prevent a violation of the fiduciary duties of the board of directors of Visalia Community Bank, if the proposal is determined, after consultation with counsel and a financial advisor, to be superior, from the shareholders' perspective, to the merger. Provided, that Visalia Community Bank will keep Central Valley Community Bancorp apprised of any developments, discussions and negotiations related to such superior proposal.

        In the event the merger agreement is terminated by Visalia Community Bank in connection with a superior proposal or if the board of directors of Visalia Community Bank approves, or if Visalia Community Bank authorizes, recommends, publicly proposes or publicly announces its intention to authorize, recommend or approve an acquisition proposal from any third party, Visalia Community Bank will be obligated to pay a termination fee to Central Valley Community Bancorp in the amount of $1,000,000.

        The foregoing is a summary of the provisions of the merger agreement regarding discussions with third parties. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Sections 5.7 and 7.2 of the merger agreement.

Employee Benefits

        Visalia Community Bank has agreed to take all necessary actions to terminate the Visalia Community Bank 401(k) Profit Sharing Plan immediately prior to the closing of the merger, including a resolution by the board of directors of Visalia Community Bank providing that the plan be terminated effective immediately prior to the closing, that no person will be permitted to become a participant in the plan after the closing, that no contributions are to be made with respect to service or compensation after the plan termination date, that all participants in the plan shall be fully vested in their plan accounts, and that on termination, the assets of the plan will be distributed to the participants in accordance with applicable laws.

Conditions to the Parties' Obligations

        The obligations of Central Valley Community Bancorp, CVC Bank and Visalia Community Bank to complete the merger are subject to certain mutual conditions, including, but not limited to the following:

  •
  receipt of the regulatory approvals (without the imposition of burdensome conditions, including the continuation of the memorandum of understanding to which Visalia Community Bank is subject) required in connection with the merger;

  •
  absence of any statute, rule, regulation or order, being in effect and prohibiting completion of the merger;

  •
  approval of the merger agreement and the merger by a majority of the issued and outstanding shares of Visalia Community Bank common stock entitled to vote; and

  •
  the registration statement having become effective regarding the shares of Central Valley Community Bancorp common stock to be issued upon completion of the merger.

        The obligations of Central Valley Community Bancorp and CVC Bank to complete the merger is also subject to the fulfillment or waiver by Central Valley Community Bancorp and CVC Bank of certain conditions, including but not limited to the following:

  •
  Visalia Community Bank's representations and warranties being and remaining true and correct;

  •
  Visalia Community Bank performing, in all material respects, all of its required obligations contained in the merger agreement which are required to be performed before the closing;

  •
  delivery of all required third party estoppel letters and consents;

  •
  delivery of employee benefits summary acknowledgements for certain key employees of Visalia Community Bank;

  •
  delivery of a key employee nonsolicitation agreement by Thomas J. Beene, President and Chief Executive Officer of Visalia Community Bank, and delivery of noncompete agreements from certain key shareholders and directors of Visalia Community Bank;

  •
  delivery of a tax certification by the Chief Financial Officer of Visalia Community Bank;

  •
  delivery of an executed statement that Visalia Community Bank meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.1897-2(h)(1), relating to the Foreign Investment in Real Property Tax Act of 1980;

  •
  approval of the merger agreement and the merger by a majority of the issued and outstanding shares of Visalia Community Bank common stock entitled to vote, and shareholders holding not more than five percent of the outstanding shares of Visalia Community Bank common stock shall have exercised or shall have continuing right to exercise dissenters' rights under the California General Corporation Law;

  •
  all outstanding shares of Visalia Community Bank Series B Preferred Stock shall have been converted to common stock or redeemed prior to the closing;

  •
  Visalia Community Bank's closing shareholders' equity, as defined in the merger agreement, shall not be less than $18,500,000;

  •
  Transaction Expenses, as defined in the merger agreement, shall not exceed $2,750,000;

  •
  delivery of properly executed agreements terminating certain of Visalia Community Bank's life insurance endorsement method split dollar plan agreements;

  •
  delivery of properly executed lease amendments, in form and substance reasonably acceptable to CVC Bank, extending Visalia Community Bank's Caldwell Avenue and Mission Oaks Plaza locations;

  •
  receipt of CLTA/ALTA title insurance policies insuring Central Valley Community Bancorp and CVC Bank with respect to each real property interest owned or leased by Visalia Community Bank;

  •
  receipt of director resignations from all of the directors of Visalia Community Bank; and

  •
  non-occurrence of an event or circumstance that would have a material adverse effect on Visalia Community Bank;

        In addition, Visalia Community Bank's obligation to complete the merger is also subject to the fulfillment or waiver by Visalia Community Bank of certain conditions, including but not limited to the following:

  •
  Central Valley Community Bancorp's and CVC Bank's representations and warranties being and remaining true and correct;

  •
  Central Valley Community Bancorp and CVC Bank performing, in all material respects, all of their respective required obligations contained in the merger agreement which are required to be performed before the closing;

  •
  non-occurrence of an event or circumstance that would have a material adverse effect on Central Valley Community Bancorp;

  •
  the shares of Central Valley Community Bancorp common stock to be issued to Visalia Community Bank shareholders in the merger shall have been authorized for listing on the NASDAQ; and

  •
  delivery of a tax certification by an executive officer of Central Valley Community Bancorp.

        The foregoing is a summary of the conditions of the merger agreement. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Article VI of the merger agreement.

Termination

        Central Valley Community Bancorp, CVC Bank and Visalia Community Bank can mutually agree to terminate the merger agreement and abandon the merger at any time.

        Under certain circumstances, either Central Valley Community Bancorp or CVC Bank on the one hand or Visalia Community Bank on the other, can terminate the merger agreement, including:

  •
  by mutual consent of the boards of both parties;

  •
  by a non-breaching party, if the other party materially breaches any representation, warranty, covenant, or agreement contained in the merger agreement that is not timely cured;

  •
  by either party if the merger has failed to occur by September 30, 2013, except to the extent such failure shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

  •
  by either party if the approval of any governmental authority required for the consummation of the merger has been denied by final nonappealable action or withdrawal, except to the extent such denial or withdrawal shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

  •
  by Central Valley Community Bancorp or CVC Bank if Visalia Community Bank breaches its covenants and obligations related to the non-solicitation of third-party acquisition proposals, set forth in Section 5.7 of the merger agreement;

  •
  by Central Valley Community Bancorp or CVC Bank if Visalia Community Bank's board of directors alters or modifies its favorable recommendation of the merger and the merger agreement in a manner adverse to Central Valley Community Bancorp or CVC Bank or recommends, endorses, accepts or agrees to an acquisition proposal by any other party;

  •
  by Central Valley Community Bancorp or CVC Bank if Visalia Community Bank's closing shareholder's equity, as defined in the merger agreement, is less than $18,500,000;

  •
  by Visalia Community Bank if (i) the 20-day volume-weighted average sales price per share of Central Valley Community Bancorp common stock on the NASDAQ Capital Market is less than $7.4375 and (ii) the proportionate reduction in the 20-day volume-weighted average of the daily sales price of such common stock is fifteen percent greater than the proportionate reduction in the NASDAQ Bank Index over the specified period (the "Lower Collar"); provided, however, that Visalia Community Bank may not terminate the merger agreement if Central Valley Community Bancorp elects to exercise an option to increase the aggregate merger consideration (in cash and/or stock as determined by Central Valley Community Bancorp) such that the aggregate per share consideration to be received by Visalia Community Bank shareholders for the stock component of their aggregate merger consideration, would equal the anticipated per share value as if such common stock were trading at the Lower Collar;

  •
  by Central Valley Community Bancorp if (i) the 20-day volume-weighted average sales price per share of Central Valley Community Bancorp common stock on the NASDAQ Capital Market is greater than $10.0625 and (ii) the proportionate increase in the 20-day volume-weighted average of the daily sales price of such common stock is fifteen percent greater than the proportionate increase in the NASDAQ Bank Index over the specified period (the "Upper Collar"); provided, however, that Central Valley Community Bancorp may not terminate the merger agreement if Visalia Community Bank elects to exercise an option to accept less aggregate merger consideration (in cash and/or stock as determined by Central Valley Community Bancorp) such that the aggregate per share consideration to be received by Visalia Community Bank shareholders for the stock component of their aggregate merger consideration, would equal the anticipated per share value as if such common stock were trading at Upper Collar; and

  •
  by Central Valley Community Bancorp or CVC Bank if Visalia Community Bank enters into a written agreement to effect an acquisition transaction with a third party in connection with a superior proposal.

        In the event the merger agreement is terminated by Visalia Community Bank in connection with a superior proposal or if the board of directors of Visalia Community Bank approves, or if Visalia Community Bank authorizes, recommends, publicly proposes or publicly announces its intention to authorize, recommend or approve an acquisition proposal from any third party, Visalia Community Bank will be obligated to pay a termination fee to Central Valley Community Bancorp in the amount of $1,000,000.

        The foregoing is a summary of the termination provisions of the merger agreement. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Article VII of the merger agreement.

Expenses

        The merger agreement provides that Central Valley Community Bancorp, CVC Bank, and Visalia Community Bank shall bear their own costs and expenses incurred in connection with the merger agreement and the merger.

Director Voting Agreements

        Central Valley Community Bancorp, and CVC Bank have entered into voting agreements with each of Visalia Community Bank's directors, executive officers and certain principal shareholders who hold shares of Visalia Community Bank's common stock. The voting agreements require each of those shareholders to vote in favor of the merger at Visalia Community Bank's shareholders' meeting or consent to the merger with CVC Bank in any applicable action by written consent of the shareholders.

        It is also expected that the directors and executive officers will vote in favor of the Certificate of Amendment, in which case there would be an affirmative vote of a majority of Visalia Community Bank's issued and outstanding common stock eligible to vote that is needed for class approval by the common stock of the Certificate of Amendment.

        If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share no later than the date preceding the effective date of the merger. Such notice to holders of Series B Preferred Stock will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock prior to the merger instead of accepting the redemption payment of $37.50 per share.

        If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, all of the Series B Preferred Stock will either be converted or redeemed prior to the merger and approval of the merger after such redemption or conversion will require a majority vote only of the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank own 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares). They have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        The voting agreements also require each of those shareholders to vote against any merger agreement, share exchange, or merger (other than the proposed merger with CVC Bank), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation, or winding-up of or by Visalia Community Bank or any amendment of Visalia Community Bank's Articles of Incorporation or Bylaws or other proposal or transaction involving Visalia Community Bank, which would impede or prevent the merger with CVC Bank.

        Each voting agreement also provides that the shareholder will not take any action that will alter or affect in any way the shareholder's right to vote his or her shares of Visalia Community Bank common stock.

        The voting agreements bind the actions of the directors only in their capacities as Visalia Community Bank shareholders. The directors are not and could not be contractually bound to abrogate their fiduciary duties as directors of Visalia Community Bank. Accordingly, while the directors are contractually bound to vote as a Visalia Community Bank shareholder in favor of the merger, their fiduciary duties as directors nevertheless require them to act in their capacities as directors in the best interests of Visalia Community Bank when they consider the merger. In addition, the directors will continue to be bound by their fiduciary duties as Visalia Community Bank's directors with respect to any further decisions they make in connection with the merger.

 INFORMATION REGARDING CENTRAL VALLEY COMMUNITY BANCORP

General

        Central Valley Community Bancorp was incorporated on February 7, 2000 as a California corporation, for the purpose of becoming the holding company for CVC Bank, formerly known as Clovis Community Bank, a California state chartered bank, through a corporate reorganization. In the reorganization, CVC Bank became the wholly-owned subsidiary of Central Valley Community Bancorp, and the shareholders of CVC Bank became the shareholders of Central Valley Community Bancorp. Central Valley Community Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System.

        At December 31, 2012, Central Valley Community Bancorp had one banking subsidiary, CVC Bank. Central Valley Community Bancorp's principal business is to provide, through its banking subsidiary, financial services in its primary market area in California. Central Valley Community Bancorp serves Fresno County, Madera County, Sacramento County, San Joaquin County, Merced County, and Stanislaus County and their surrounding areas through CVC Bank. Central Valley Community Bancorp does not currently conduct any operations other than through CVC Bank. At December 31, 2012, based on unaudited financial statements, Central Valley Community Bancorp had consolidated total assets of approximately $890,228,000.

        After the close of business on November 12, 2008, Service 1st Bancorp (Service 1st) was merged with and into Central Valley Community Bancorp, and Service 1st Bank ("S1 Bank") was merged with and into CVC Bank. S1 Bank had three branches in Stockton, Tracy, and Lodi which continue to be operated by CVC Bank.

        On August 18, 2011, Central Valley Community Bancorp entered into a Securities Purchase Agreement with the Small Business Lending Fund of the United States Department of the Treasury (the "Treasury"), under which Central Valley Community Bancorp issued 7,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C (the "Preferred Shares") to the Treasury for an aggregate purchase price of $7,000,000. Simultaneously, Central Valley Community Bancorp agreed with Treasury under a Letter Agreement to redeem, for an aggregate price of $7,000,000, the 7,000 shares of Central Valley Community Bancorp's Series A Fixed Rate Cumulative Preferred Stock ("Series A Stock") originally issued pursuant to the Treasury's Capital Purchase Program ("CPP") in 2009. The redemption of the Series A Stock resulted in an acceleration of the remaining discount booked at the time of the CPP transaction.

        In connection with the repurchase of the Series A Stock, Central Valley Community Bancorp also notified the Treasury of Central Valley Community Bancorp's intent to repurchase the warrant (the "Warrant") to purchase 79,037 shares of Central Valley Community Bancorp's common stock that was originally issued to Treasury in connection with the CPP transaction. On September 28, 2011, Central Valley Community Bancorp completed the repurchase of the Warrant for total consideration of $185,000.

        The Preferred Shares qualify as Tier 1 capital and pay non-cumulative dividends at an initial rate of 5% per annum. The dividend rate may vary, but not exceed 5%, with any reductions in interest rate to be calculated by reference to increases over a baseline amount in Central Valley Community Bancorp's small business lending activities. The Preferred Shares may be redeemed by Central Valley Community Bancorp, or by Treasury in the event that it is statutorily prevented from continuing to hold the Preferred Shares..

        On December 23, 2009, Central Valley Community Bancorp entered into Stock Purchase Agreements with a limited number of accredited investors (collectively, the "Purchasers") to sell to the Purchasers a total of 1,264,952 shares of Central Valley Community Bancorp common stock at $5.25 per share and 1,359 shares of non-voting Series B Convertible Adjustable Rate Non-Cumulative Perpetual Preferred Stock ("CVCY Series B") at $1,000 per share, for an aggregate gross purchase price of $8,000,000 (the "Offering"). In May 2010, the shareholders of Central Valley Community Bancorp approved an amendment to Central Valley Community Bancorp's governing instruments to create a series of non-voting common stock. In June 2010, Central Valley Community Bancorp exercised its option to require the Purchasers to exchange 1,359 shares of CVCY Series B for 258,862 shares of non-voting common stock. In August, 2011, Central Valley Community Bancorp agreed to exchange 258,862 shares of Central Valley Community Bancorp's non-voting common stock for 258,862 shares of Central Valley Community Bancorp's voting common stock.

        On August 15, 2012, the Board of Directors of Central Valley Community Bancorp adopted a stock repurchase program under which Central Valley Community Bancorp was permitted to repurchase up to five percent of its outstanding shares of common stock (approximately 479,850 shares based on the shares outstanding as of August 15, 2012), for the period beginning on August 15, 2012, and ending February 15, 2013. The stock repurchase program was suspended when Central Valley Community Bancorp entered into the merger agreement with Visalia Community Bank. Prior to suspension of the stock repurchase program, Central Valley Community Bancorp repurchased and retired a total of 58,100 shares of common stock at an average price of $8.41, for a total cost of $488,000.

        As of April 10, 2013, Central Valley Community Bancorp had a total of 236 employees and 209 full time equivalent employees, including the employees of CVC Bank.

Management and Additional Information

        Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Central Valley Community Bancorp is set forth in Central Valley Community Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated in this proxy statement-prospectus by reference. See also "Where You Can Find More Information."

 INFORMATION REGARDING VISALIA COMMUNITY BANK

  General

        Visalia Community Bank is a California state-chartered bank headquartered in Visalia California, in the San Joaquin Valley of Central California. Visalia Community Bank is authorized to engage in the general commercial banking business and its deposits are insured by the Federal Deposit Insurance Corporation up to the applicable limits of the law. At December 31, 2012 Visalia Community Bank had approximately $199.8 million in assets, $123.3 million in total loans and $173.5 million in total deposits.

        Visalia Community Bank was incorporated on July 30, 1976 and commenced operations on August 1, 1977. Visalia Community Bank currently operates its headquarters and main banking office at 120 N. Floral Street, Visalia, CA, as well as three additional branch offices in Visalia and one additional branch office in Exeter. Visalia Community Bank has given notice to its banking regulators that it intends to close one of its branch offices in Visalia. It is anticipated that this office will be closed prior to the effectiveness of the merger. Visalia Community Bank also maintains a remote ATM and drive-up ATM at Mary's Vineyard Shopping Center in Visalia.

        Visalia Community Bank is a community bank engaged in the general commercial banking business. Its primary market area is Tulare County in the San Joaquin Valley of Central California. It offers a variety of deposit and loan products to individuals and small- to mid-sized businesses. Visalia Community Bank offers commercial loan products such as commercial lines of credit, corporate credit cards, term loans, commercial real estate loans, commercial equity lines of credit and Small Business Administration (SBA) loans. Visalia Community Bank has maintained an SBA Preferred Lender designation since 2004. Visalia Community Bank's consumer loan offerings include open-end personal lines of credit, overdraft protection lines of credit, home equity lines of credit, consumer credit cards, and consumer installment loans. Visalia Community Bank offers a conventional menu of business and consumer deposit accounts, including demand deposit checking accounts, interest bearing checking accounts (NOW accounts), money market accounts, savings accounts, and certificates of deposit. Other products and services include 24-hour telephone banking, online banking, direct deposit, night deposit, ATM and debit cards, merchant services, wire transfer, payroll and federal Tax Depository services, and remote deposit.

        As of December 31, 2012, Visalia Community Bank's loan portfolio totaled $123.3 million, of which approximately $23.3 million, or 18.9% represented commercial and agriculture loans, $71.7 million, or 58.1% represented commercial real estate loans, $23.7 million, or 19.2% represented real estate mortgage and real estate construction loans, and $4.7 million, or 3.8% represented consumer loans. Commercial loans consist chiefly of loans to local businesses for both short term seasonal needs and financing requirements and the retained and unsold portions of SBA loans. Consumer loans are made primarily to business people and consumers for household, family and personal purposes, and are payable in monthly installments.

  Regulatory Matters

        On March 26, 2012 Visalia Community Bank entered into a memorandum of understanding, an informal administrative action, with the DFI and the FDIC. The memorandum of understanding replaced a previous memorandum of understanding which had been in effect since November 2009. The memorandum currently in effect requires that Visalia Community Bank: (i) maintain management acceptable to the DFI and the FDIC; (ii) notify the DFI and FDIC in writing and obtain their non-disapproval before adding or replacing any individual on the Board of Directors or employing any individual or changing the responsibilities of any individual to act as a senior executive officer; (iii) maintain a Tier 1 capital level in such amount as to equal or exceed 9.0% of the bank's adjusted total assets ("tier 1 leverage ratio"), and maintain the bank's capital ratios above "Well Capitalized" thresholds; (iv) not pay cash dividends without the written consent of the DFI and FDIC; (v) within

30 days of the effective date of the memorandum of understanding, develop a written plan to reduce the volume of adversely classified items and to restore asset quality to a fully satisfactory condition and develop written action plans for each adversely classified asset greater than $500,000 detailing plans for reducing loss exposure; (vi) within 60 days from the effective date of the memorandum of understanding, develop, adopt and implement a plan to improve the bank's profitability; and (vii) within 30 days after the end of the first quarter following the effective date of the memorandum of understanding, and within 30 days after the end of each quarter thereafter, furnish written progress reports to the DFI and FDIC detailing the form and manner of any actions taken to secure compliance with the memorandum of understanding and the results thereof. Visalia Community Bank is currently in compliance with the terms of the memorandum of understanding other than as noted below, and management believes that the memorandum of understanding will have no material impact on the bank's operating results or financial condition and that continued compliance with the memorandum of understanding will not constrain the bank's business. Visalia Community Bank's tier 1 leverage ratio at December 31, 2012, was 8.5% (below the required 9.0%) due to a substantial increase in one-time merger related expenses recorded in the fourth quarter of 2012 and changes in the calculation of "disallowed deferred tax assets" for the year ended December 31, 2012. It is a condition of closing under the merger agreement that Central Valley Community Bank and Central Valley Community Bancorp will not be subject to the memorandum of understanding.

        Visalia Community Bank is also considered to be in "troubled" condition for purposes of Section 32 of the Federal Deposit Insurance Act, and, accordingly, is required to notify the FDIC in writing at least 30 days prior to certain management changes. In addition, Visalia Community Bank is also considered "troubled" for the purposes of Part 359 of the FDIC Rules and Regulations, and accordingly, Visalia Community Bank needs the consent of the FDIC prior to entering into any agreements to make any "golden parachute payments" or "excess nondiscriminatory severance payments" as defined in the rules and regulations of the FDIC. Due to its troubled condition status, Visalia Community Bank will need to receive the prior approval of the FDIC with respect to certain payments to be made to Thomas Beene, its President and Chief Executive Officer and to certain of its directors in the merger. See "The Merger—Interest of Certain Persons in the Merger."

COMPARISON OF SHAREHOLDERS' RIGHTS

General

        Visalia Community Bank is incorporated under the laws of the State of California and the rights of Central Visalia Community Bank shareholders are governed by the laws of the State of California, Visalia Community Bank's articles of incorporation, including applicable certificates of determination, and Visalia Community Bank's bylaws. As a result of the merger, Visalia Community Bank shareholders will receive shares of Central Valley Community Bancorp common stock and will become Central Valley Community Bancorp shareholders. Central Valley Community Bancorp is incorporated under the laws of the State of California and the rights of Central Valley Community Bancorp shareholders are governed by the laws of the State of California, articles of incorporation, including applicable certificates of determination, and Central Valley Community Bancorp's bylaws. Thus, following the merger, the rights of Visalia Community Bank shareholders who become Central Valley Community Bancorp shareholders in the merger will continue to be governed by the laws of the State of California, but will no longer be governed by Visalia Community Bank's articles of incorporation and bylaws and instead will be governed by the Central Valley Community Bancorp articles of incorporation and bylaws.

Comparison of Shareholders' Rights

        Set forth below is a summary comparison of material differences between the rights of Central Valley Community Bancorp shareholders under the Central Valley Community Bancorp articles of incorporation and the Central Valley Community Bancorp bylaws (right column), and the rights of Visalia Community Bank shareholders under the Visalia Community Bank articles of incorporation and Visalia Community Bank bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company's governing documents. This summary is qualified in its entirety by reference to the full text of the Central Valley Community Bancorp articles of incorporation, including certificates of determination thereto, and Central Valley Community Bancorp bylaws currently in effect, and the Visalia Community Bank articles of incorporation, including certificates of determination thereto, and Visalia Community Bank bylaws currently in effect, copies of which are available, without charge, by following the instructions in the section entitled "Where You Can Find More Information" beginning on page 115.

Visalia Community Bank	Central Valley Community Bancorp
Authorized Capital Stock

The authorized capital stock of Visalia Community Bank consists of 1,000,000 shares of Common Stock, par value $4.00 per share, and 2,000,000 shares of preferred stock, of which 200,000 shares have been designated Series A Preferred Stock and 200,000 shares have been designated Series B Preferred Stock. The remaining 1,600,000 undesignated shares of Visalia Community Bank preferred stock may be divided into series from time to time by the board of directors of Visalia Community Bank, and the board of directors may determine the rights, preferences, privileges and restrictions granted to and imposed upon such shares of preferred stock.
The authorized capital stock of Central Valley Community Bancorp consists of 80,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, of which 7,000 shares are designated Series A Fixed Rate Cumulative Perpetual Preferred Stock, 1,359 shares are designated Series B Adjustable Rate Non-Cumulative Perpetual Preferred Stock, and 7,000 shares are designated Senior Non-Cumulative Perpetual Preferred Stock, Series C.

Visalia Community Bank	Central Valley Community Bancorp
Number of Directors

Visalia Community Bank's amended articles of incorporation state that number of directors comprising the board of directors will be from seven (7) to ten (10), with exact number to be determined from time to time by the board of directors. There are currently eight (8) members of the Visalia Community Bank board of directors.
Central Valley Community Bancorp's bylaws state that the number of directors comprising the board of directors will be from seven (7) to thirteen (13), with the exact number to be determined from time to time by the Central Valley Community Bancorp board of directors. There are currently eight (8) members of the Central Valley Community Bancorp board of directors.
Election of Directors—Cumulative Voting

The California General Corporation Law generally requires that cumulative voting be available to shareholders in the election of directions, with certain exceptions. Visalia Community Bank's shareholders are permitted to cumulate their votes in the election of directors. The certificates of determination for Visalia Community Bank's Series A Preferred Stock and Series B Preferred Stock provide that the holders of such preferred stock shall have no right to vote upon any matter, except as otherwise required by law. Accordingly, holders of Series A Preferred Stock and Series B Preferred Stock do not have the right to vote to elect directors.
Central Valley Community Bancorp's bylaws do not provide cumulative voting rights and shareholders are not permitted to cumulate their votes in the election of directors.

Except as otherwise provided by law and except in certain matters enumerated in the respective certificates of determination for the preferred shares, the preferred shares have no voting rights.
Classification of Board of Directors
Visalia Community Bank's charter documents do not provide for a classified board of directors; each director serves until their respective successors are elected.	Central Valley Community Bancorp's charter documents do not provide for a classified board of directors; each director serves until their respective successors are elected.
Removal of Directors

Under Visalia Community Bank's bylaws, any director may be removed, with or without cause, at any meeting of shareholders called expressly for such purpose by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.
Under Central Valley Community Bancorp's bylaws, any director may be removed, with or without cause, at any meeting of shareholders called expressly for such purpose by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then voted at an election of the entire board of directors.

Visalia Community Bank	Central Valley Community Bancorp
Nomination of Director Candidates by Shareholders

Visalia Community Bank's bylaws permit shareholders who are entitled to vote in the meeting of shareholders to nominate a director for election if notice is delivered to the president of the corporation not less than 21 nor more than 60 days prior to any meeting of shareholders called for the election of directors, with the notice period varying for certain instances as set forth in the bylaws.
Central Valley Community Bancorp's bylaws permit shareholders who are entitled to vote in the meeting of shareholders to nominate a director for election if notice is delivered to the president of the corporation not less than 21 nor more than 60 days prior to any meeting of shareholders called for the election of directors, with the notice period varying for certain instances as set forth in the bylaws.
Shareholder Action Without a Meeting

According to Visalia Community Bank's bylaws, any action required or permitted to be taken at any annual or special shareholders' meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the number of shareholders whose affirmative vote would be required to take such action at a meeting at which all shares entitled to vote thereon were present and voted, except that unanimous written consent is required for election of directors to non-vacant positions.
According to Central Valley Community Bancorp's bylaws, any action required or permitted to be taken at any annual or special shareholders' meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the number of shareholders whose affirmative vote would be required to take such action at a meeting at which all shares entitled to vote thereon were present and voted, except that unanimous written consent is required for election of directors to non-vacant positions.
Special Meetings of Shareholders

Visalia Community Bank may call a special shareholders meeting upon the request of a majority of the board of directors, the chairman of the board of directors, the president, or of the Visalia Community Bank shareholders who together hold not less than ten percent of the outstanding shares of Visalia Community Bank stock that would be entitled to vote at such a meeting.
Central Valley Community Bancorp may call a special shareholders meeting upon the request of a majority of the board of directors, the chairman of the board of directors, the president, or of the Central Valley Community Bancorp shareholders who together hold not less than ten percent of the outstanding shares of Central Valley Community Bancorp stock that would be entitled to vote at such a meeting.
Indemnification of Directors and Officers

Visalia Community Bank's amended articles of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that Visalia Community Bank is authorized to provide indemnification to the fullest extent permitted by applicable law of agents of Visalia Community Bank through by-law provisions, agreements with such agents or other persons, or otherwise, with respect to actions for breach of duty to Visalia Community Bank, its shareholders, and others. In
The amended articles of incorporation of Central Valley Community Bancorp authorize indemnification of directors, officers and agents to the fullest extent permissible under California law, and authorize the purchase of liability insurance. In addition, Central Valley Community Bancorp's amended articles of incorporation eliminate directors' liability for monetary damages to the fullest extent permissible under California law. Central Valley Community Bancorp has directors' and officers' liability insurance, and Central Valley Community Bancorp has also entered into

Visalia Community Bank	Central Valley Community Bancorp
addition, Visalia Community Bank maintains directors' and officers' liability insurance.	indemnification agreements with its directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Central Valley Community Bancorp, Central Valley Community Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Amendments to Articles of Incorporation and Bylaws

Visalia Community Bank's articles of incorporation may be amended in any manner allowed under California law.

Visalia Community Bank's bylaws may be amended by the board of directors, but the shareholders entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them and only the shareholders may adopt, amend or repeal any bylaw which specifies or changes the fixed number of directors or the minimum or maximum number of directors on a variable-number board of directors.
Central Valley Community Bancorp's articles of incorporation may be amended in any manner allowed under California law.

Central Valley Community Bancorp's bylaws may be amended by the board of directors, but the shareholders entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them and only the shareholders may adopt, amend or repeal any bylaw which specifies or changes the fixed number of directors or the minimum or maximum number of directors on a variable-number board of directors.
Tax Treatment

Visalia Community Bank is a Subchapter C corporation, which means that Visalia Community Bank is taxed as a separate entity from its shareholders, and its earnings are not taxed on an individual shareholder basis.
Central Valley Community Bancorp is a Subchapter C corporation, which means that Central Valley Community Bancorp is taxed as a separate entity from its shareholders, and its earnings are not taxed on an individual shareholder basis.
Dividends

Visalia Community Bank's amended articles of incorporation and applicable certificates of determination do not provide for any cumulative or other dividend on shares of common stock, but do state that the board of directors may, in regards to undesignated preferred shares, determine the divided rate and whether dividends on the shares will be cumulative.

Visalia Community Bank's Series A Preferred Stock are entitled to receive dividends at the rate of eight percent (8%), only if and as declared by the board of directors. No dividend with respect
Central Valley Community Bancorp's amended articles of incorporation and applicable certificates of determination do not provide for any cumulative or other dividend on shares of common stock, but do state that the board of directors may, in regards to undesignated preferred shares, determine the divided rate and whether dividends on the shares will be cumulative.

Central Valley Community Bancorp's Series A Fixed Rate Cumulative Perpetual Preferred Stock accrue a dividend at the rate of five percent (5%)

Visalia Community Bank	Central Valley Community Bancorp
to Visalia Community Bank's common stock may be made unless such eight percent (8%) dividend on the Series A Preferred Stock has been declared and paid on any outstanding Series A Preferred Stock during that fiscal year. There are currently no shares of Series A Preferred Stock outstanding.

Visalia Community Bank's Series B Preferred Stock are entitled to receive dividends at the rate of eight percent (8%), only if and as declared by the board of directors. No dividend with respect to Visalia Community Bank's Series A Preferred Stock or common stock may be made unless such eight percent (8%) dividend on the Series B Preferred Stock has been declared and paid on any outstanding Series B Preferred Stock during that fiscal year.

The California General Corporation Law permits the payment of dividends to shareholders if Visalia Community Bank's retained earnings equal at least the amount of the proposed dividend. If Visalia Community Bank does not have sufficient retained earnings available for the proposed dividend, it may pay a dividend to its shareholders if immediately after giving effect to the dividend, the value of its assets equals or exceeds the sum of (a) its total liabilities plus (b) the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution. Furthermore, under the California Financial Code, Visalia Community Bank is permitted to pay a dividend in the following circumstances: (i) without the consent of either the Department of Financial Institutions or Visalia Community Bank's shareholders, in an amount not exceeding the lesser of (a) the retained earnings of Visalia Community Bank; or (b) the net income of Visalia Community Bank for its last three fiscal years; (ii) with the prior approval of the Department of Financial Institutions, in an amount not exceeding the greatest of: (a) the retained earnings of Visalia Community Bank; (b) the net income of Visalia Community Bank for its last fiscal year; or (c) the net income for Visalia Community Bank for its current fiscal year; and (iii) with the prior approval of the Department of Financial Institutions and Visalia Community Bank's shareholders in connection with a reduction of its	during the first five (5) years of issuance, and at a rate of nine percent (9%) thereafter. There are no shares Series A Fixed Rate Cumulative Perpetual Preferred Stock currently outstanding.

Central Valley Community Bancorp's Series B Adjustable Rate Non-Cumulative Perpetual Preferred Stock would be entitled to receive a non-cumulative dividend at the rate of ten percent (10%) during the first six (6) from the issuance date, fifteen percent (15%) during the subsequent first six (6) months and twenty percent (20%) after twelve (12) months from the issuance date, only if, as and when declared by the board of directors. There are no shares Series B Adjustable Rate Non-Cumulative Perpetual Preferred Stock currently outstanding.

Central Valley Community Bancorp's Senior Non-Cumulative Perpetual Preferred Stock, Series C is entitled to receive a non-cumulative dividend at a variable rate determined in accordance with the Senior Non-Cumulative Perpetual Preferred Stock, Series C, Certificate of Determination, only if, as and when declared by the board of directors.

Under California law, Central Valley Community Bank is prohibited from paying dividends in excess of the lesser of (1) its retained earnings or (2) its net income for its last three fiscal years, less any distributions made during that period.

Visalia Community Bank	Central Valley Community Bancorp
contributed capital. Finally, under federal law, Visalia Community Bank is prohibited from paying any dividends if after making such payment it would fail to meet any of its minimum regulatory capital requirements.

Further, the Memorandum of Understanding to which Visalia Community Bank is a party currently prohibits the payment of dividends by Visalia Community Bank without prior regulatory approval.
Liquidation Preferences

Visalia Community Bank's amended articles of incorporation and applicable certificates of determination do not provide for any liquidation preferences on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including liquidation preferences, for such preferred shares.

Visalia Community Bank's Series A Preferred Stock are entitled to receive a liquidation preference of $20.00 per outstanding share, plus declared but unpaid dividends, in preference to payment on any common stock. There are no shares Series A Preferred Stock currently outstanding.

Visalia Community Bank's Series B Preferred Stock are entitled to receive a liquidation preference of $37.50 per outstanding share, plus declared but unpaid dividends, in preference to payment on any Series A Preferred Stock or common stock.
Central Valley Community Bancorp's amended articles of incorporation and applicable certificates of determination do not provide for any liquidation preferences on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including liquidation preferences, for such preferred shares.

Central Valley Community Bancorp's Series A Fixed Rate Cumulative Perpetual Preferred Stock would be entitled to receive a liquidation preference of $1,000.00 per outstanding share, plus accrued but unpaid dividends, in preference to payment on any common stock. There are no shares Series A Fixed Rate Cumulative Perpetual Preferred Stock currently outstanding.

Central Valley Community Bancorp's Series B Adjustable Rate Non-Cumulative Perpetual Preferred Stock would be entitled to receive a liquidation preference of $1,000.00 per outstanding share, plus accrued but unpaid dividends, in preference to payment on any common stock. There are no shares Series B Adjustable Rate Non-Cumulative Perpetual Preferred Stock currently outstanding.

Central Valley Community Bancorp's Senior Non-Cumulative Perpetual Preferred Stock, Series C, would be entitled to receive a liquidation preference of $1,000.00 per outstanding share, plus accrued but unpaid dividends, in preference to payment on any common stock.

Visalia Community Bank	Central Valley Community Bancorp
Redemption

Visalia Community Bank's amended articles of incorporation and applicable certificates of determination do not provide for any redemption on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including redemption preferences, for such preferred shares.

Visalia Community Bank's Series A Preferred Stock are subject to redemption by Visalia Community Bank after three (3) years from the date of issuance, at a redemption price equal to $20.00 per outstanding share, plus declared but unpaid dividends. There are no shares Series A Preferred Stock currently outstanding.

Visalia Community Bank's Series B Preferred Stock are subject to redemption by Visalia Community Bank after three (3) years from the date of issuance, at a redemption price equal to $37.50 per outstanding share, plus declared but unpaid dividends.
Central Valley Community Bancorp's amended articles of incorporation and applicable certificates of determination do not provide for any redemption on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including redemption preferences, for such preferred shares.

Central Valley Community Bancorp's Series A Fixed Rate Cumulative Perpetual Preferred Stock are subject to optional redemption on or after the third (3rd) anniversary of the original issue date. There are no shares Series A Fixed Rate Cumulative Perpetual Preferred Stock currently outstanding.

Central Valley Community Bancorp's Series B Adjustable Rate Non-Cumulative Perpetual Preferred Stock are not redeemable.

Central Valley Community Bancorp's Senior Non-Cumulative Perpetual Preferred Stock, Series C, are subject to optional redemption on or after the third (3rd) anniversary of the original issue date. The redemption price would be equal to $1,000.00 per outstanding share, plus accrued but unpaid dividends, and the pro rata amount of certain CPP lending incentive fee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF
VISALIA COMMUNITY BANK

        The following table sets forth as of March 31, 2013 information with respect to the beneficial ownership of the common stock of Visalia Community Bank by (i) each person who is known to Visalia Community Bank to be the beneficial owner of more than five percent of the common stock of Visalia Community Bank, (ii) each director of Visalia Community Bank, (iii) each executive officer of Visalia Community Bank and (iv) all directors and executive officers of Visalia Community Bank as a group. Applicable percentage ownership in the table is based on 380,322 shares of common stock of Visalia Community Bank outstanding as of March 31, 2013. There are no options or warrants outstanding to purchase the common stock of Visalia Community Bank, however, 44,687 shares of Series B Preferred Stock are anticipated to be converted into shares of common stock on a share for share basis immediately prior to the effectiveness of the merger.

Name of Executive Officers and Directors(1)	Amount of Beneficial Ownership (# of Shares)		% of Common Stock Beneficially Owned
Thomas Beene	500		0.13%
Dena R. Cochran	944	(2)	0.25%
F. T. Elliott, IV	18,808	(3)	4.95%
Margaret K. Elliott	108,458		28.52%
Matthew D. Graham	-0-		-0-
Jonathan Graves	6,071	(4)	1.60%
Jonathan T. Hornburg	1,527	(5)	.40%
Brian M. Johnson	721	(6)	.19%
Gordon L. Pendegraft	25,000	(7)	6.57%
Renee Savage	-0-		-0-
Roger White	-0-		-0-
All directors and executive officers of the Bank as a group (11 persons)	162,029		42.60%
Name and Address of Beneficial Owners of More than 5% of Common Stock
F. T. Elliott, III(8) 15607 Avenue 320 Ivanhoe, CA 93235	130,448		34.30%

(1)
Unless otherwise indicated, the address for each of the shareholders below is Visalia Community Bank, 120 Floral Street, Visalia, California 93291.

(2)
Includes 610 shares held as an IRA custodian and 250 shares owned by her spouse Richard, held in a SEP IRA as custodian, as to which Dena R. Cochran disclaims beneficial ownership. Does not include 540 shares of Series B Preferred Stock beneficially owned by this director.

(3)
Includes 3,100 shares held in trust for his minor daughter, Shelby Jean Elliott and 1,824 shares held through McAdams, Wright, Ragen, Inc., J. Warmenhoven.

(4)
Includes 5,023 shares held in a self-directed IRA under the name of Entrust Administration, Inc., for the benefit of Jonathan Graves. Does not include 4,000 shares of Series B Preferred Stock beneficially owned by this director.

(5)
Includes 100 shares owned by his wife Michelle, as to which Jonathan T. Hornburg disclaims beneficial ownership.

(6)
Includes 175 shares held in trust for his minor daughter, Alexandra R. Johnson, 63 shares held in trust for his minor daughter Jacie Mae Johnson, and 62 shares held in trust for his minor daughter Riley Jane Johnson.

(7)
Includes 10,000 shares owned beneficially in the name of Pendegraft Family Partnership, a California Limited Partnership, of which Gordon L. Pendegraft, Trustee of the Gordon L. Pendegraft Living Trust dated October 9, 1990, is the General Partner. Does not include 1,500 shares of Series B Preferred Stock beneficially owned by this director.

(8)
Includes 8,527 shares owned by his spouse, Jacqueline C. Elliott, of which shares Mr. Elliott disclaims beneficial ownership and 10,237 shares owned by the Aaron A. Elliott 2006 Irrevocable Trust of which Mr. Elliott is a trustee, but of which shares Mr. Elliott disclaims beneficial ownership. Mr. Elliott retired as Chairman of the Board of Directors of Visalia Community Bank, effective December 31, 2010.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF VISALIA COMMUNITY BANK

        This discussion presents management's analysis of Visalia Community Bank's financial condition and results of operations as of and for each of the years in the two-year period ended December 31, 2012 and 2011. This discussion is designed to provide a more comprehensive review of the operating results and financial position of Visalia Community Bank than could be obtained from an examination of the financial statements alone and should be read in conjunction with the financial statements of Visalia Community Bank and the notes related thereto which appear elsewhere in this proxy statement-prospectus.

General

        Visalia Community Bank commenced operations in 1977 as a California-chartered commercial bank. Visalia Community Bank is subject to the regulations of and periodic examinations by the California Department of Financial Institutions and the FDIC, its primary regulators. Visalia Community Bank is not a member of the Federal Reserve System.

        Visalia Community Bank serves both businesses and individuals, providing a wide range of financial services, including credit and deposit products as well as cash management services, from its five full-service banking offices in Visalia and Exeter in California's San Joaquin Valley.

        Visalia Community Bank's primary source of income is from the interest earned on loans and securities investments and its primary expenses are interest paid on deposits and salaries and employee benefits.

        At December 31, 2012, Visalia Community Bank had $199.8 million in total assets, $123.3 million in gross loans, $173.5 million in total deposits and $18.7 million in total shareholders' equity.

        For the year ended December 31, 2012, net income was $148,000 or $0.04 per diluted share, compared to $466,000 or $0.87 per diluted share in 2011. The $318,000 decrease in net income is primarily due to a $128,000 increase in the provision for loan losses, a $508,000 decrease in net interest income and a $233,000 decrease in noninterest income, partially offset by net decreases in noninterest expense of $328,000 and income tax expense of 223,000. Each of these changes is more fully discussed elsewhere in this Management's Discussion and Analysis.

        The return on average total assets was 0.07% for the year ended December 31, 2012, compared to 0.24% in 2011. The return on average total shareholders' equity was 0.79% for the year ended December 31, 2012, compared to 2.55% in 2011.

Critical Accounting Policy

        Visalia Community Bank's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred.

        Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. Visalia Community Bank's methodology to determine its allowance for loan losses incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan losses that management believes is appropriate at each reporting date taking into account the characteristics of the loan portfolio, current economic conditions and historical credit loss experience. Although management believes that the level of the allowance as of December 31, 2012 is adequate to absorb losses inherent in Visalia Community Bank's loan portfolio, a decline in the local economy or other adverse factors may result in increasing losses that cannot be reasonably predicted at this time. See "—Financial Condition" below.

Results of Operations

Net Interest Income

        Visalia Community Bank's earnings depend largely upon its net interest income, which is the difference between the income received from its loan portfolio and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. Visalia Community Bank's net interest income is affected by changes in the level and mix of interest-earning assets and interest-bearing liabilities ("volume changes"). Visalia Community Bank's net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities ("rate changes"). Interest rates charged on Visalia Community Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond Visalia Community Bank's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Federal Reserve Board. Interest rates on deposits are affected primarily by rates charged by competitors.

        Net interest income totaled $6,938,000 for the year ended December 31, 2012, representing a decrease of $508,000 or 6.8% from $7,446,000 in 2011. This decrease in net interest income reflects a $637,000 decrease in total interest income partially offset by a $129,000 decrease in total interest expense.

        Total interest income decreased $637,000 or 8.0% for the year ended December 31, 2012 compared with 2011, primarily due to lower yields on average interest-earning assets, which decreased to 4.12% for the year ended December 31, 2012 from 4.57% for the same period in 2011, reflecting a declining interest-rate environment as well as increasing competition for loans. Interest income in 2012 was also affected by a decrease in average net loans outstanding to $122.0 million in 2012 from $128.3 million in 2011, also reflecting the greater competitive environment in Visalia Community Bank's market.

        Total interest expense decreased $129,000 or 24.6% in 2012 compared with 2011, primarily because of lower rates paid on interest-bearing deposits, particularly time certificates, as well as a reduction in average FHLB advances.

Net Interest Margin and Net Interest Spread

        Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. Visalia Community Bank's net interest margin was 3.90% for the year ended December 31, 2012, compared to 4.27% in 2011. The decrease primarily reflects declines in average yields on interest-earning assets from 4.57% in 2011 to 4.12% in 2012.

        The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities is the net interest spread. The net interest spread is an indication of Visalia Community Bank's ability to manage yields earned on loans and securities and rates paid on deposits and borrowings. The net interest spread was 3.80% and 4.11% for the years ended December 31, 2012 and 2011, respectively. The decline from 2011 to 2012 is attributable to a decrease of 45 basis points in the yield on average interest-earning assets that was partially offset by a decrease of 14 basis points in the cost of average interest-bearing liabilities.

        The decline in the yield on average interest-earning assets from 2011 to 2012 was due to a decline in interest-rates in general coupled with increased competition for loans as well as a change in the mix of earning assets from higher-yielding loans to lower-yielding investments and overnight funds. Average net loans decreased from 74% of average earning assets in 2011 to 69% in 2012.

        The cost of average total interest-bearing liabilities decreased to 0.32% for the year ended December 31, 2012 from 0.46% in 2011. The decrease is primarily due to declines in rates paid on deposits and the reduction in higher-cost FHLB advances.

        The following tables shows Visalia Community Bank's average balances of assets, liabilities and shareholders' equity; the amount of interest income and interest expense; the average yield or rate for categories of interest-earning assets and interest-bearing liabilities; and the net interest margin and net interest spread for the years ended December 31, 2012 and 2011 (dollars in thousands):

	2012			2011
	Average Balance	Interest Income or Expense	Average Yield or Rate	Average Balance	Interest Income or Expense	Average Yield or Rate
Assets:
Interest-earning assets:
Net loans(1)	$121,991	$6,922	5.67%	$128,285	$7,552	5.89%
Securities available for sale	17,212	314	1.82	14,046	306	2.18
Other interest-earning assets	38,680	98	0.25	32,093	113	0.35

Total interest-earning assets	177,883	7,334	4.12%	174,424	7,971	4.57%

Noninterest-earning assets	22,610			23,460

Total assets	$200,493			$197,884

Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$40,703	$45	0.11%	$28,175	$40	0.14%
Money market and savings deposits	47,161	68	0.14	47,528	91	0.19
Time certificates of deposit	33,562	204	0.61	35,278	277	0.79

Total interest-bearing deposits	121,426	317	0.26	110,981	408	0.37
FHLB Advances	2,000	79	3.95	2,931	117	4.00

Total interest-bearing liabilities	123,426	396	0.32%	113,912	525	0.46%

Demand deposits	52,938			60,600
Other liabilities	5,507			5,130
Shareholders' equity	18,622			18,242

Total liabilities and shareholders' equity	$200,493			$197,884

Net interest income		$6,938			$7,446

Net interest spread(2)			3.80%			4.11%
Net interest margin(3)			3.90%			4.27%
Ratio of average interest-earning assets to average interest-bearing liabilities			144.12%			153.12%

Notes:

(1)
Loans are net of the allowance for loan losses and net deferred loan fees/costs. Unamortized net deferred loan fees were $221,000 and $179,000 at December 31, 2012 and 2011, respectively.

(2)
Weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities for the indicated period.

(3)
Net interest income as an annualized percentage of average interest-earning assets.

        The following table sets forth the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities, respectively, and the amount of change attributable to changes in average daily balances ("volume" changes) and changes in interest rates ("rate" changes) (dollars in thousands):

	Year Ended December 31, 2012 vs. 2011
	Increase (Decrease) Due to:
	Volume	Rate	Total
Increase (decrease) in interest income:
Loans, net(1)	$(357)	$(273)	$(630)
Securities available for sale	58	(50)	8
Other interest-earning assets	16	(31)	(15)

Total	(283)	(354)	(637)
(Increase) decrease in interest expense:
Interest-bearing demand deposits	14	(9)	5
Savings and money market deposits	(1)	(22)	(23)
Time certificates of deposit	(10)	(63)	(73)
Other borrowings	(37)	(1)	(38)

Total	(34)	(95)	(129)

Total change in net interest income	$(249)	$(259)	$(508)

Note:

(1)
Loans are net of unamortized net deferred fees/costs. Amortized loan fees and costs have been included in the calculation of net interest income. Net loan (costs) fees totaled $(7,000) and $3,000 for the years ended December 31, 2012 and 2011, respectively. Nonaccrual loans are included in the table for computation purposes, but foregone interest related to such loans has been excluded.

Provision for Loan Losses

        Visalia Community Bank accounts for credit risk associated with lending activities through its allowance for loan losses and provision for loan losses. The provision for loan losses is the expense recognized in the statement of income to adjust the allowance for loan losses to the level deemed appropriate by management based upon application of Visalia Community Bank's allowance methodology procedures. Specifically identifiable and quantifiable losses are immediately charged-off against the allowance for loan losses. The procedures for monitoring the adequacy of the allowance for loan losses, as well as detailed information about the allowance itself, are included below. See "—Allowance for Loan Losses" below.

        Visalia Community Bank recorded a provision for loan losses of $834,000 for the year ended December 31, 2012, compared to $706,000 in 2011. The provision for loan losses reflects the impact of management's continuing assessment of the credit quality of Visalia Community Bank's loan portfolio, which is affected by a variety of factors including the size and composition of the loan portfolio, information about specific borrower situations, estimated collateral values and general economic factors.

Noninterest Income

        Total noninterest income was $2,278,000 for the year ended December 31, 2012, a decrease of $233,000 from $2,511,000 in 2011. The decrease primarily reflects a decrease in service charges on deposit accounts of $256,000, entirely attributable to lower overdraft and related fees, which decreased $259,000 to $725,000 in 2012, compared to $984,000 in 2011. Overdraft fees declined due to changes in fee structure brought about by recent changes in regulation.

Noninterest Expense

        Total noninterest expense, which is comprised of salaries and employee benefits, occupancy and other operating expenses, was $8,294,000 for the year ended December 31, 2012. This represents a decrease of $328,000 or 3.8% from $8,622,000 in 2011.

        Total noninterest expense for the year ended December 31, 2012 included $247,000 of nonrecurring expenses directly related to the anticipated merger, primarily for professional fees. Without this expense, total noninterest expense in 2012 would have been $8,047,000, a decrease of $575,000 or 6.7% from 2011. For purposes of analysis, the following discussion and data excludes merger-related expense from total noninterest expense in 2012.

        Salaries and employee benefits increased $253,000 or 6.8% to $3,976,000 for the year ended December 31, 2012 from $3,723,000 in 2011.

        Professional fees decreased $373,000 or 65% to $203,000 in the year ended December 31, 2012 from $576,000 in 2011. Professional fees were particularly high in 2011 due to legal fees related to an earlier employee lawsuit finally settled in 2011 as well as greater use of consulting professionals to fill temporary vacancies in management.

        Noninterest expense as a percentage of average interest-earning assets improved to 4.52% for the year ended December 31, 2012 from 4.94% in 2011. The efficiency ratio, defined as total noninterest expense as a percentage of the sum of net interest income and total noninterest income excluding net gains on security sales ("total revenues"), was approximately 87% for both 2012 and 2011.

Noninterest Expense
(excluding merger-related expense)

	2012		2011
	Year Ended December 31,
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Salaries and employee benefits	$3,976	49%	$3,723	43%
Premises and equipment	1,261	16	1,274	15
Data processing	612	8	647	8
Professional fees	203	2	576	7
Directors fees and expense	305	4	206	2
FDIC assessments	213	3	250	3
Marketing	90	1	123	1
Losses and net operations of other real estate owned	59	1	311	4
Other	1,328	16	1,512	17

Total noninterest expense	$8,047	100%	$8,622	100%

As a percentage of average earning assets		4.52%		4.94%

Efficiency ratio		87.32%		86.59%

Provision for Income Taxes

        For the years ended December 31, 2011 and 2010, the effective tax rates (benefit) were (68.2%) and 26.0%, respectively. These effective tax rates were lower than the combined statutory rate of 41.15% primarily due to state and municipal bond interest income, increases in cash surrender value of bank-owned life insurance, and other items that are exempt from Federal and/or state income taxes.

Market Risk/Interest Rate Risk Management

        Market risk is the risk of loss from adverse changes in market prices or rates. Visalia Community Bank's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit-taking activities. Visalia Community Bank's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact Visalia Community Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate exposure.

        Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is Visalia Community Bank's objective to control risks associated with interest rate movements within tolerances approved by its Board of Directors. In general, management's strategy is to match asset and liability balances within maturity and repricing categories to limit Visalia Community Bank's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time.

Interest Rate Risk

        Interest rate risk is inherent in financial institutions and financial services companies. Interest rate risk results from assets and liabilities maturing or repricing at different times, from assets and liabilities repricing at the same time but in different amounts or from short-term and long-term interest rates changing by different amounts. Generally speaking, the rates of interest that Visalia Community Bank earns on its assets and pays on its liabilities are established contractually for specified periods of time. Market interest rates change over time, and if a financial institution cannot quickly adapt to interest rate changes, it may be exposed to volatility in earnings. For instance, if Visalia Community Bank were to fund long-term fixed rate assets with short-term variable rate deposits and interest rates were to rise over the term of the assets, the short-term variable rate deposits would rise in cost and adversely affect net interest income. Similar risks exist when rate sensitive assets (for example, prime rate-based loans) are funded by longer-term fixed rate liabilities in a falling interest rate environment.

        To manage its interest-rate risk, Visalia Community Bank uses two primary measurement processes on a quarterly basis to quantify and manage exposure to interest rate risk: net interest income simulations and economic value of equity analyses. Net interest income simulations are used to identify the direction and severity of interest rate risk exposure over a 12- and 24-month forecast horizon. Economic value of equity analyses are used to estimate the price sensitivity of shareholders' equity to changes in interest rates.

        Visalia Community Bank also uses gap analysis to provide insight into mismatches of asset and liability cash flows. The interest rate sensitivity gap is determined by subtracting the amount of liabilities from the amount of assets that reprice during a particular time interval. A liability-sensitive position results when more liabilities than assets reprice within a given period. Conversely, an asset-sensitive position results when more assets than liabilities reprice within a given period.

        As of December 31, 2012, Visalia Community Bank was slightly liability sensitive at the one-year time horizon, with a cumulative gap of $(5 million) or (2.5%) of total assets, but was asset sensitive at a five-year time horizon with a cumulative gap of $25 million or 12% of total assets. Since more of its assets than liabilities will reprice over a five-year horizon, Visalia Community Bank will tend to realize higher net interest income in a rising rate environment and lower net interest income in a falling interest rate environment with all other conditions remaining constant.

        The following table sets forth the interest rate sensitivity of Visalia Community Bank's interest-earning assets and interest-bearing liabilities using interest rate sensitivity gap analysis as of December 31, 2012 (dollars in thousands). For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures (including estimated principal reductions prior to final contractual maturity). Actual repricing patterns may differ from the assumptions used.

	Amounts Subject to Repricing:
	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Non-Rate Sensitive	Total
Assets:
Cash and overnight funds	$40,818	$—	$—	$—	$7,429	$48,247
Interest-bearing time deposits in other banks	—	250	—	—	—	250
Securities available for sale	4,506	3,014	5,723	2,969	—	16,212
Loans, net	35,315	32,043	26,107	29,861	(3,112)	120,214
Other assets	—	—	—	—	14,863	14,863

Total assets	$80,639	$35,307	$31,830	$32,830	$19,180	$199,786

Liabilities and shareholders' equity:
Demand deposits	$—	$—	$—	$—	$52,491	$52,491
Interest-bearing demand deposits	42,678	—	—	—	—	42,678
Savings and money market deposits	47,439	—	—	—	—	47,439
Time deposits	11,862	16,916	2,132	—	—	30,910
FHLB advances	—	2,000	—	—	—	2,000
Noninterest-bearing liabilities and shareholders' equity	—	—	—	—	24,268	24,268

Total liabilities and shareholders' equity	$101,979	$18,916	$2,132	$—	$76,759	$199,786

Interest rate sensitivity gap	$(21,340)	$16,391	$29,698	$32,830
Cumulative interest rate sensitivity gap	(21,340)	(4,949)	24,749	56,579
As a percentage of total assets:
Interest rate sensitivity gap	(10.68)%	8.20%	14.86%	16.43%
Cumulative interest rate sensitivity gap	(10.68)%	(2.48)%	12.39%	28.82%

Liquidity and Capital Resources

Liquidity

        Liquidity is Visalia Community Bank's ability to maintain sufficient cash flow to meet obligations as they come due, fund loan demand, and take advantage of investment opportunities as they arise. Changes in either can be anticipated or unanticipated. Visalia Community Bank actively manages its liquidity on a daily basis because adequate liquidity is essential to address balance sheet fluctuations, without causing undue rise in cost, risk, or disruption to normal operating conditions. In addition, the Asset-Liability Management Committee and the Board of Directors periodically review Visalia Community Bank's liquidity position.

        Visalia Community Bank's principal sources of liquidity have been deposits and principal and interest payments on loans and securities. To supplement these primary sources of liquidity, Visalia Community Bank maintains contingent funding sources, which include an unsecured overnight borrowing line of credit for $500,000 with a correspondent bank and secured borrowing facilities at the Federal Home Loan Bank of San Francisco ("FHLB"). At December 31, 2012, Visalia Community Bank had an unused borrowing capacity of $28.1 million at the FHLB.

        At December 31, 2012, Visalia Community Bank had one outstanding FHLB advance for $2 million, maturing in May 2013 at an interest rate of 3.93%. There were no borrowings outstanding under the correspondent bank line of credit at December 31, 2012.

Capital Resources

        Total shareholders' equity was $18.7 million at December 31, 2012, approximately unchanged from December 31, 2011. The primary activity in shareholders' equity has been net income, change in unrealized gains on securities available for sale, and dividends on preferred stock.

        In 2010, Visalia Community Bank issued 44,687 shares of non-cumulative convertible and redeemable Series B Preferred Stock in a private offering, raising $1,613,000 net of issuance costs. The shares of Series B Preferred Stock qualify as Tier 1 capital and pay semiannual dividends at an annual rate of 8%. Visalia Community Bank paid $134,000 in preferred dividends for both of years ended December 31, 2012 and 2011.

        Management is committed to maintaining capital at a level to assure shareholders, customers and regulators that Visalia Community Bank is financially sound and able to support its growth from its retained earnings. Visalia Community Bank is subject to risk-based capital regulations adopted by the federal banking regulators. These guidelines are used to evaluate capital adequacy and are based on an institution's asset risk profile and off-balance-sheet exposures. The risk-based capital guidelines assign risk weightings to assets and off-balance-sheet exposures. According to the regulations, institutions whose Tier 1 risk-based capital ratio, total risk-based capital ratio and leverage ratio meet or exceed 6%, 10% and 5%, respectively, are generally deemed to be "well-capitalized". At December 31, 2012, all of Visalia Community Bank's capital ratios were well above the minimum regulatory requirements for a "well capitalized" institution.

        The memorandum of understanding pursuant to which Visalia Community Bank is a party with the California Department of Financial Institutions and the FDIC requires that the Bank maintain a leverage ratio of at least 9.0% and shall maintain all capital ratios above "well capitalized". While all of its capital ratios were well above the requirements for a "well-capitalized" institution, its leverage ratio of 8.5% at December 31, 2012 was below the required 9.0%. This decline in Visalia Community Bank's leverage ratio was directly affected by merger related expenses and changes in the calculation of the amount of deferred tax assets includable in Tier I capital at year end. See "Information Regarding Visalia Community Bank—Regulatory Matters."

Contractual Obligations

        As of December 31, 2012, Visalia Community Bank had contractual obligations for the following payments, by type and period due (dollars in thousands):

	Contractual Obligations—Payments Due by Period
	Total	One Year or Less	Over One Through Three Years	Over Three Years Through Five Years	Over Five Years
FHLB advances	$2,000	$2,000	$—	$—	$—
Operating lease obligations	1,226	225	450	378	105

Impact of Inflation

        The impact of inflation on a financial institution differs significantly from such impact on other companies. Banks, as financial intermediaries, have assets and liabilities that tend to move in concert with inflation both as to interest rates, yields and value. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity gap. Visalia Community Bank attempts to structure its mix of financial instruments and manage its interest rate risk sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital. See "—Interest Rate Risk". Inflation has been moderate in recent years and has had little or no effect on the financial condition and results of operations of Visalia Community Bank during the periods covered in this proxy statement-prospectus.

Financial Condition

Summary

        Total assets were $199.8 million at December 31, 2012, compared to $197.0 million at December 31, 2011, an increase of 1.4%.

        Total net loans were $120.2 million at December 31, 2012, compared to $122.7 million at December 31, 2011, a decrease of 2.1%.

        Total securities available for sale were $16.2 million at December 31, 2012, compared to $22.0 million at December 31, 2011, a decrease of 2.6%.

        Total deposits were $173.5 million at December 31, 2012, compared to $171.2 million at December 31, 2011, an increase of 1.3%.

Loans

        The loan portfolio represents the largest single portion of Visalia Community Bank's total assets, greater than any other asset category on the balance sheet as of December 31, 2012 and 2011. The quality and diversification of its loan portfolio are important considerations when reviewing Visalia Community Bank's results of operations.

        At December 31, 2012, total loans outstanding were $123.3 million, compared to $125.5 million at December 31, 2011, a decline of 1.8%. The decline reflects lower loan demand during the continuing economic downturn as well as increased price competition.

        The following table sets forth the composition of Visalia Community Bank's loan portfolio as of December 31, 2012 and 2011 (dollars in thousands):

	2012		2011
	Amount	Percent of Total	Amount	Percent of Total
Commercial and agriculture	$23,291	18.89%	$23,365	18.61%
Real estate—commercial	71,698	58.13	71,308	56.80
Real estate—residential	15,197	12.32	16,870	13.44
Real estate—construction	8,454	6.86	8,427	6.71
Consumer	4,686	3.80	5,571	4.44

Total loans	123,326	100.00%	125,541	100.00%

Less allowance for loan losses	(3,112)		(2,803)

Loans, net	$120,214		$122,738

Commitments

        During the ordinary course of business, Visalia Community Bank will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of Visalia Community Bank to its customers which is not represented in any form in the balance sheets. These commitments include, to varying degrees, elements of credit and interest rate risk not recognized in Visalia Community Bank's financial statements.

        The effect on Visalia Community Bank's revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will ever be used.

        At December 31, 2012 and 2011, Visalia Community Bank has undisbursed loan commitments outstanding of $22.6 million and $25.1 million, respectively, whose contractual amounts represent credit risk.

Loan Maturities and Sensitivity to Changes in Interest Rates

        The following table shows the maturity distribution of Visalia Community Bank's outstanding loans as of December 31, 2012 (dollars in thousands). The loan amounts are based on contractual maturities although borrowers may have the ability to prepay. The table includes nonaccrual loans of $5.8 million and net deferred loan fees totaling $221,000.

	Within One Year	After One But Within Five Years	After Five Years	Total
Maturities:
Commercial and agriculture	$12,542	$7,642	$3,107	$23,291
Real estate—commercial	17,369	21,854	32,475	71,698
Real estate—residential	8,287	4,176	2,734	15,197
Real estate—construction	7,813	641	—	8,454
Consumer	2,003	2,081	602	4,686

Total loans	$48,014	$36,394	$38,918	$123,326

Repricing:
Loans with variable (floating) interest rates	$28,619	$13,925	$6,055	$48,599
Loans with predetermined (fixed) interest rates	19,395	22,469	32,863	74,727

	$48,014	$36,394	$38,918	$123,326

Nonperforming Assets

        Nonperforming assets are comprised of loans on nonaccrual status, loans 90 days or more past due but not on nonaccrual status, and other real estate ("ORE"). Management generally places loans on nonaccrual status when they become 90 days past due, unless they are both fully secured and in the process of collection. Loans may be restructured by management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms, where Visalia Community Bank believes the borrower will eventually overcome these circumstances and repay the loan in full. ORE consists of real property acquired through foreclosure or similar means that management intends to offer for sale.

        Management's classification of a loan as nonaccrual or restructured is an indication that there is reasonable doubt as to the full collectability of principal or interest on the loan. At this point, Visalia Community Bank stops recognizing income from the interest on the loan and reverses any uncollected interest that has been accrued but unpaid. If the loan deteriorates further due to a borrower's bankruptcy or similar financial problems, unsuccessful collection efforts or a loss classification by examiners, the remaining balance of the loan is then charged-off. These loans may or may not be collateralized, but collection efforts are continued.

        Nonperforming loans, comprised of nonaccrual loans and loans past due 90 days or more as a percentage of total loans were 4.69% and 3.37% at December 31, 2012 and 2011, respectively.

        Nonperforming loans at December 31, 2012 totaled $5.8 million, an increase of $1.6 million from the end of 2011. The total comprises loans to 18 borrowers, the four largest of which amount to $4.9 million as follows:

  •
  A commercial loan to a fuel distribution company for $1.2 million. The borrower is paying as agreed but continues to have financial difficulties.

  •
  Two loans financing lots for future development for a hotel operator totaling $1.3 million. The loans are paying as agreed, but were placed on nonaccrual status due to borrower financial difficulties.

  •
  A mixed-use lot development loan with a current balance of $1.0 million. The loan, which has been restructured but is not performing in accordance with restructured terms, is dependent on sales of collateral. The balance decreased $1.0 million during the year ended December 31, 2012 as a result of four sales totaling $400,000 and write-downs of $540,000.

  •
  A loan for $1.4 million to a recreational vehicle dealership on its business property. The borrower is paying as agreed but is experiencing financial difficulties and is attempting to sell the property.

        The following table provides information with respect to the components of Visalia Community Bank's nonperforming assets as of December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Nonaccrual loans (excluding restructured):
Commercial and agriculture	$1,350	$303
Real estate—commercial	1,633	97
Real estate—residential	25	85
Real estate—construction	—	307
Consumer	16	8

Total	3,024	800
Restructured loans on nonaccrual status(1):
Commercial and agriculture	21	22
Real estate—commercial	287	469
Real estate—residential	135	—
Real estate—construction	2,318	2,920
Consumer	—	21

Total	2,761	3,432
Loans past due 90 days or more and still accruing	—	—

Total nonperforming loans	5,785	4,232
Other real estate	442	793

Total nonperforming assets	$6,227	$5,025

Nonperforming loans as a percentage of total loans(2)	4.69%	3.37%
Allowance for loan losses as a percentage of nonperforming loans	53.79%	66.23%

(1)
A "restructured loan" is a loan whose terms were renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower.

(2)
Total loans are gross of the allowance for loan losses and net of deferred fees.

Allowance for Loan Losses

        The allowance for loan losses reflects management's judgment of the level of allowance adequate to provide for probable losses inherent in the loan portfolio. On a quarterly basis, management assesses the overall adequacy of the allowance for loan losses, utilizing a methodology which includes an individual analysis of specific categories of loans, specific categories of classified loans and individual classified loans. The adequacy of the allowance for loan losses is determinable only on an approximate basis since estimates as to the magnitude and timing of loan losses are by their nature imprecise.

        Evaluation of the adequacy of the allowance for loan losses is based upon relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy and credit documentation as well as an amount for other factors that, in management's judgment, deserve recognition in estimating possible loan losses. These factors include, but are not limited to, historical charge-offs, estimated future losses on all significant loans, credit concentrations, certain classes or composition of loans, trends in the portfolio, delinquencies and nonaccruals, economic factors, and the experience of management.

        The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes that the collectability of principal is unlikely. Subsequent recoveries of charged-off amounts are credited to the allowance for loan losses.

        The table below summarizes the activity in Visalia Community Bank's allowance for loan losses for the years ended December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Balances:
Average total loans outstanding during period	$125,000	$131,477
Total loans outstanding at the end of period	123,326	125,541
Allowance for loan losses:
Beginning of the year	$2,803	$3,254
Charge-offs:
Commercial and agriculture	52	454
Real estate—commercial	—	45
Real estate—residential	—	58
Real estate—construction	510	501
Consumer	39	198

Total charge-offs	601	1,256
Recoveries:
Commercial and agriculture	65	49
Real estate—residential	—	4
Consumer	11	46

Total recoveries	76	99

Net charge-offs	525	1,157
Provision for loan losses	834	706

Balance at the end of period	$3,112	$2,803

Selected Ratios:
Net loan charge-offs as a percentage of:
Average total loans	0.42%	0.88%
Total loans at end of period	0.43	0.92
Provision for loan losses	62.95	163.88
Allowance for loan losses as a percentage of:
Average total loans	2.49	2.13
Total loans at end of period	2.52	2.23
Total nonperforming loans at end of period	53.79	66.23

        Visalia Community Bank recorded a $834,000 provision for loan losses for the year ended December 31, 2012, compared to $706,000 in 2011. Visalia Community Bank had net charge-offs of $525,000 and $1,157,000 for the years ended December 31, 2012 and 2011, respectively.

        Management is committed to maintaining the allowance for loan losses at a level that is considered to be commensurate with estimated and known risks in the loan portfolio. As of December 31, 2012, management believed that the allowance for loan losses of $3.1 million was adequate based on its assessment of such factors. However, no assurance can be given that economic conditions or other circumstances will not result in increased loan losses or provisions for loan losses in the future.

        The following table provides a breakdown of the allowance for loan losses allocated by category as of December 31, 2012 and 2011 (dollars in thousands):

	2012		2011
	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
Commercial and agriculture	$951	18.9%	735	18.6%
Real estate—commercial	1,608	58.1	1,493	56.8
Real estate—residential	161	12.3	277	13.5
Real estate—construction	288	6.9	110	6.7
Consumer	104	3.8	188	4.4

Total allowance for loan losses	$3,112	100.0%	$2,803	100.0%

Securities Available for sale

        The primary objectives of Visalia Community Bank's securities portfolio, all of which is categorized as available for sale, are to support a sufficient level of liquidity, manage interest rate risk and generate an adequate total return comprised of interest income and gains on sale without taking undue risks.

        The following tables summarize the amortized cost, fair value and distribution of Visalia Community Bank's securities portfolio as of December 31, 2012 and 2011 (dollars in thousands):

	2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government agency:
Callable bonds	$3,499	$3,534	$19,007	$19,109
Mortgage-backed securities	10,135	10,189	—	—
State and municipal bonds	2,400	2,489	2,839	2,925

Total	$16,034	$16,212	$21,846	$22,034

        Securities were $16.2 million at December 31, 2012, compared with $22.0 million at December 31, 2011. The $5.8 million reduction from 2011 to 2012 was due to securities called, which were partially replaced with agency mortgage-backed securities.

        At December 31, 2012 the securities portfolio had net unrealized gains of $178,000, compared to net unrealized gains of $188,000 at December 31, 2011. Unrealized gains (losses) on available-for-sale securities are excluded from net income and reported net of income taxes as a component of accumulated other comprehensive income in the shareholders' equity section of the balance sheet.

        No securities were sold during the years ended December 31, 2012 or 2011.

        At December 31, 2012, U.S. agency mortgage-backed securities, including collateralized mortgage obligations, comprised 63% of the portfolio.

        The following table summarizes the contractual maturity characteristics and weighted average yield of the securities portfolio by investment category as of December 31, 2012 (dollars in thousands).

Expected remaining maturities will differ from remaining contractual maturities as certain bonds can be prepaid, refunded or called without penalty.

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale:
U.S. government agency:
Callable bonds	$—	—	$3,534	1.47%	$—	—	$—	—	$3,534	1.47%
Mortgage-backed securities	—	—	—	—	3,618	1.01%	6,571	1.60%	10,189	1.39%
State and municipal bonds(1)	118	5.85%	901	4.19%	1,470	4.39%	—	—	2,489	4.53%

Total	$118	5.85%	$4,435	2.10%	$5,088	1.99%	$6,571	1.60%	$16,212	1.89%

(1)
Adjusted to a tax equivalent basis using the statutory 34% Federal tax rate.

Deposits

        Deposits are Visalia Community Bank's primary source of funds. Total deposits as of December 31, 2012 were $173.5 million, compared to $171.2 million at December 31, 2011. Total average deposits increased $2.8 million or 1.6% to $174.4 million for the year ended December 31, 2012 compared with $171.6 million for the year ended December 31, 2011.

        The following table summarizes the distribution of daily average deposits and the daily average rates paid by deposit categories for the years ended December 31, 2012 and 2011 (dollars in thousands):

	2012		2011
	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand	$52,938	0.00%	$60,600	0.00%
Interest-bearing demand	40,703	0.11%	28,175	0.14%
Savings and money market	47,161	0.14%	47,528	0.19%
Time deposits	33,562	0.61%	35,278	0.79%

Total deposits	$174,364	0.18%	$171,581	0.24%

        The changes in average balances of both noninterest-bearing and interest-bearing demand deposits during the year ended December 31, 2012 compared with the year ended December 31, 2011 were in large part the result of several structural changes in deposit accounts that shifted a large number of noninterest-bearing accounts into the interest-bearing category. In particular, individual noninterest demand accounts were changed to allow higher-balance accounts to earn interest, while lower-balance accounts continued to earn no interest.

        The following table sets forth the scheduled maturities of Visalia Community Bank's time deposits in denominations of $100,000 or more as of December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Three months or less	$7,685	$7,293
Over three months through six months	4,781	4,618
Over six months through twelve months	3,181	6,396
Over twelve months	644	647

Total	$16,291	$18,954

        Visalia Community Bank had no brokered time deposits at December 31, 2012 or 2011.

AMENDMENT TO CERTIFICATE OF DETERMINATION FOR SERIES B PREFERRED STOCK TO PROVIDE FOR MANDATORY CONVERSION PRIOR TO MERGER

IMPORTANT NOTE IN THE EVENT THE SERIES B PREFERRED STOCK DOES NOT
APPROVE THE MERGER AND THE CERTIFICATE OF AMENDMENT

        Visalia Community Bank has two classes of stock outstanding, common stock and Series B Preferred Stock. So long as both classes of stock are outstanding, approval of the merger and the Certificate of Amendment will require a vote by both classes.

        If the merger and Certificate of Amendment described herein are not approved by the holders of the Series B Preferred Stock at the special meeting, Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share, the redemption price currently fixed in the Certificate of Determination for the Series B Preferred Stock, no later than the date preceding the effective date of the merger. The notice will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock on a share for share basis prior to the mandatory redemption instead of accepting the redemption payment of $37.50 per share.

        Following the redemption or conversion of all Series B Preferred Stock, approval of the merger will require a majority vote of only the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank owning an aggregate of 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares) have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        If any shares of Series B Preferred Stock are redeemed, the cash portion of the consideration payable in the merger will be reduced by the redemption amount. If all 44,687 shares of the Series B Preferred Stock are redeemed, the total reduction in the cash consideration payable in the merger would be $1,675,763; however, since holders of shares of Series B Preferred Stock would not receive any of the merger consideration following the redemption, and, since it is anticipated that the value of the per share merger consideration on the effective date of the merger will be greater than the $37.50 redemption price for the Series B Preferred Stock, the value of the per share merger consideration payable to holders of common stock at the effective time of the merger should increase in the event any shares of the Series B Preferred Stock are redeemed.

        Visalia Community Bank's Board of Directors has unanimously approved a resolution, subject to the approval of the holders of Visalia Community Bank's issued and outstanding shares of Series B Preferred Stock and the holders of Visalia Community Bank's common stock, to amend section 3 of the Certificate of Determination for the Series B Preferred Stock by adding a new section 3(h) to the Certificate of Determination to provide that immediately prior to the effectiveness of a consolidation, merger or other similar business combination of Visalia Community Bank with and into another entity pursuant to which Visalia Community Bank will not be the surviving entity, and pursuant to which transaction the common stock of Visalia Community Bank will be converted into cash, securities or other property, that each share of Series B Preferred Stock will be automatically converted into one share of common stock of Visalia Community Bank on a share for share basis.

        The Certificate of Determination for the Series B Stock currently provides for the conversion of the Series B Preferred Stock at the option of the holder on a share for share basis into shares of the common stock of Visalia Community Bank commencing on March 31, 2013 (three (3) years after the date of issuance of the Series B Preferred Stock). The Certificate of Determination further currently provides for the redemption of the Series B Preferred Stock, at the option of Visalia Community Bank, at a price of $37.50 per share of Series B Preferred Stock, commencing on March 31, 2013 (three years after the issuance of the shares of Series B Preferred Stock).

        The purpose of the Certificate of Amendment is to make the conversion into common stock automatic, without the requirement of any action being taken by all of the holders of the Series B Preferred Stock to convert their respective shares, and would ensure that each holder of Series B Preferred Stock would receive the same merger consideration as the holders of the common stock of Visalia Community Bank upon the effectiveness of the merger.

        If the merger described herein has not been approved by the holders of the Series B Preferred Stock at the special meeting, all of the Series B Preferred Stock will either be converted into common stock by the individual holders or, if not converted, redeemed, and Visalia Community Bank is obligated under the merger agreement to notify holders of Series B Preferred Stock that it will redeem all shares of Series B Preferred Stock at a price of $37.50 per share no later than the date preceding the effective date of the merger. Such notice to holders of Series B Preferred Stock will provide holders of Series B Preferred Stock with the option to convert their shares of Series B Preferred Stock to Visalia Community Bank common stock prior to the merger instead of accepting the redemption payment of $37.50 per share.

        If the merger is not approved by the holders of the Series B Preferred Stock at the special meeting, all of the Series B Preferred Stock will either be converted into common stock by the individual holders or, if not converted, redeemed, and approval of the merger after such redemption or conversion will require a majority vote only of the common stock. The directors, executive officers and certain principal shareholders of Visalia Community Bank own 76.9% of the currently outstanding common shares (70.2% if all Series B Preferred Stock is converted to common shares). They have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger is assured.

        Therefore, regardless of whether the Certificate of Amendment is approved, Series B Preferred Stock will be redeemed or converted in connection with the merger.

        Proposed section 3(h) to be added to the Certificate of Determination for the Series B Preferred Stock shall read substantially in full as follows; subject to any changes that may be required by the California Secretary of State or California Department of Financial Institutions prior to filing.

    "h. (1) Effective immediately prior to the effectiveness of a Reorganization Event (as defined below) (the "Mandatory Conversion Date"), each share of Series B Preferred Stock will automatically be converted into one (1) fully paid and nonassessable share of the Common Stock of Visalia Community Bank. For purposes of this Section (h), a "Reorganization Event" shall mean any consolidation, merger or other similar business combination of Visalia Community Bank with and into another entity in which Visalia Community Bank is not the surviving entity, and in each case pursuant to which the Common Stock of Visalia Community Bank will be converted into cash, securities or other property.

    (2) From and after the Mandatory Conversion Date, the shares of Series B Preferred Stock will no longer be deemed to be outstanding, subject to the right of the holders of the Series B Preferred Stock to receive (i) shares of Common Stock issuable upon such mandatory conversion and (ii) any declared and unpaid dividends with respect to such Series B Preferred Stock. All share certificates previously representing shares of the Series B Preferred Stock shall from and after the Mandatory Conversion Date, represent shares of the Common Stock of Visalia Community Bank. The person or persons entitled to receive the Common Stock upon the mandatory conversion of the

    Series B Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock as of the Mandatory Conversion Date.

    (3) No fractional shares of Common Stock shall be issued in connection with the mandatory conversion; alternatively, the holders of the Series B Preferred Stock will receive cash in lieu of their fractional shares equal to the fair value of such fractional shares as of the time when those entitled to receive their fractional shares shall be determined.

    (4) In the event of a stock split, reverse stock split or stock dividend affecting the number of shares of Common Stock outstanding prior to the Mandatory Conversion Date, the conversion ratio set forth in paragraph (h)(1) shall be proportionately revised so as to fairly and equitably preserve the purposes and intent of the mandatory conversion provision of the Series B Preferred Stock."

Required Vote for Approval

        The Board of Directors of Visalia Community Bank directed that the Certificate of Amendment be submitted for approval by Visalia Community Bank's shareholders as required by California law. Under California law, approval of the Certificate of Amendment requires the affirmative vote of a majority of the outstanding shares of Series B Preferred Stock voting as a class and a vote of a majority of the outstanding shares of common stock.

        If you are a holder of Series B Preferred Stock and vote against the merger, you can perfect dissenters' rights. Voting against the Certificate of Amendment, by itself, will not permit you to perfect dissenters' rights.

Recommendation of Board of Directors

        The Board of Directors of Visalia Community Bank Unanimously Recommends a vote "FOR" the amendment to the Certificate of Determination for the Series B Preferred Stock to provide for the mandatory conversion of the Series B Preferred Stock in the event of a merger.

 VALIDITY OF CENTRAL VALLEY COMMUNITY BANCORP'S COMMON STOCK

        The validity of the shares of Central Valley Community Bancorp common stock to be issued in the merger has been reviewed by the firm of Downey Brand LLP. Downey Brand LLP is located at 621 Capitol Mall, Sacramento, California, 95814. Such review should not be construed as constituting an opinion as to the merits of the offering made hereby, the accuracy or adequacy of the disclosures contained herein, or the suitability of Central Valley Community Bancorp common stock for any of Visalia Community Bank's shareholders.

EXPERTS

        The audited consolidated financial statements of Central Valley Community Bancorp as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference in this proxy statement-prospectus from Central Valley Community Bancorp's Annual Report on Form 10-K for the year ended December 31, 2012, in reliance on the reports from Crowe Horwath, LLP, independent registered public accounting firm, and Perry-Smith LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firms as experts in accounting and auditing. The report from Crowe Horwath, LLP related to the 2012 and 2011 consolidated financial statements, and the report from Perry-Smith LLP related to the 2010 consolidated financial statements.

        The audited financial statements of Visalia Community Bank as of December 31, 2012 and 2011 and for each of the years then ended included in this proxy statement-prospectus have been so included in reliance on the report of Crowe Horwath, LLP, independent registered public accounting firm, given on the authority of said firms as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Central Valley Community Bancorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, Central Valley Community Bancorp files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these documents and other information at the SEC's Public Reference Room located at 100 F St. NE, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also retrieve these materials at the SEC's Internet website at http://www.sec.gov. In addition, Central Valley Community Bancorp has a website containing additional information about Central Valley Community Bancorp at http://www.cvcb.com. The information on Central Valley Community Bancorp's website is not a part of this proxy statement-prospectus.

        Central Valley Community Bancorp has filed a registration statement on Form S-4, including exhibits, with the SEC pursuant to the Securities Act of 1933, as amended, covering the shares of Central Valley Community Bancorp common stock issuable in the merger. This proxy statement-prospectus does not contain all the information contained in the registration statement. Any additional information may be obtained from the SEC's principal office in Washington, D.C. or through the SEC's Internet website. Statements contained in this proxy statement-prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

        The SEC allows Central Valley Community Bancorp to "incorporate by reference" into this document, which means that Central Valley Community Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. Central

Valley Community Bancorp incorporates by reference the respective documents filed by it with the SEC listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

Central Valley Community Bancorp
SEC Filings under CIK#: 0001127371

Title of SEC Report	Filing Dates
Annual Report on Form 10-K for Year ended December 31, 2012	March 20, 2013
Current Reports on Form 8-K	April 18, 2013; April 17, 2013; January 31, 2103; and January 22, 2013

        You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning Central Valley Community Bancorp at the following address and telephone number:

  Central Valley Community Bancorp
  7100 N. Financial Drive, Suite 101
  Fresno, California 93720
  (559) 298-1775
  Attention: Cathy Ponte

        You should rely only on the information contained or incorporated by reference in this document. Central Valley Community Bancorp has not authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, Central Valley Community Bancorp is not making an offer to sell or soliciting an offer to buy any securities other than the Central Valley Community Bancorp common stock to be issued by Central Valley Community Bancorp in the merger, and neither Central Valley Community Bancorp nor Visalia Community Bank is making an offer of such securities in any state where the offer is not permitted. Information contained herein respect Visalia Community Bank was provided by Visalia Community Bank for inclusion in this document. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

INDEPENDENT AUDITOR'S REPORT

The Shareholders and
    Board of Directors
Visalia Community Bank
Visalia, California

Report on the Financial Statements

        We have audited the accompanying financial statements of Visalia Community Bank, which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visalia Community Bank as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Crowe Horwath LLP

Sacramento, California
April 22, 2013

VISALIA COMMUNITY BANK

BALANCE SHEETS

December 31, 2012 and 2011

(dollars in thousands)

	2012	2011
ASSETS
Cash and due from banks	$7,429	$7,402
Overnight funds in Federal Reserve and other banks	40,818	27,956

Total cash and cash equivalents	48,247	35,358
Time deposits in other banks	250	1,746
Available-for-sale investment securities (Notes 2 and 14)	16,212	22,034
Loans (Notes 3, 7, 9, 13 and 14)	123,326	125,541
Less allowance for loan losses (Note 3)	3,112	2,803

Loans, net of allowance for loan losses	120,214	122,738
Premises and equipment, net (Note 4)	2,996	3,314
Cash surrender value of bank-owned life insurance (Note 12)	6,680	6,448
Other real estate (Note 14)	442	793
Accrued interest receivable and other assets (Notes 5 and 8)	4,745	4,552

Total assets	$199,786	$196,983

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Non-interest bearing	$52,491	$51,233
Interest bearing (Note 6)	121,027	119,998

Total deposits	173,518	171,231
Federal Home Loan Bank advances (Note 7)	2,000	2,000
Accrued interest payable and other liabilities (Notes 12)	5,545	5,037

Total liabilities	181,063	178,268

Commitments and contingencies (Note 9)
Shareholders' equity (Note 10):
Preferred stock, no par value; $37.50 liquidation value; 2,000,000 shares authorized; 44,687 shares issued and outstanding	1,613	1,613
Common stock, $4 par value; 1,000,000 shares authorized; 380,322 shares issued and outstanding	1,521	1,521
Additional paid-in-capital	1,820	1,820
Retained earnings	13,658	13,644
Accumulated other comprehensive income, net of taxes (Note 2)	111	117

Total shareholders' equity	18,723	18,715

Total liabilities and shareholders' equity	$199,786	$196,983

See accompanying notes to financial statements.

VISALIA COMMUNITY BANK

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2012 and 2011

(in thousands)

	2012	2011
Interest income:
Interest and fees on loans	$6,922	$7,552
Interest on overnight funds in other banks	98	113
Interest on investment securities:
Taxable	234	231
Exempt from Federal income taxes	80	75

Total interest income	7,334	7,971

Interest expense:
Interest on deposits (Note 6)	317	408
Interest on other borrowings (Note 7)	79	117

Total interest expense	396	525

Net interest income	6,938	7,446
Provision for loan losses (Note 3)	834	706

Net interest income after provision for loan losses	6,104	6,740

Non-interest income:
Service charges on deposit accounts	1,777	2,033
Other income (Note 11)	501	478

Total non-interest income	2,278	2,511

Other expenses:
Salaries and employee benefits (Notes 3 and 12)	3,976	3,723
Occupancy and equipment (Notes 4 and 9)	1,261	1,274
Other expenses (Note 11)	2,810	3,625
Merger-related expenses (Note 15)	247	—

Total other expenses	8,294	8,622

Income before income tax (benefit) expense	88	629
Income tax (benefit) expense (Note 8)	(60)	163

Net income	148	466
Other comprehensive income:
Unrealized holding (losses) gains on securities arising during the year	(10)	195
Less income tax effect	4	(74)

Other comprehensive (loss) income	(6)	121

Comprehensive income	$142	$587

See accompanying notes to financial statements.

VISALIA COMMUNITY BANK

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012 and 2011

(dollars in thousands)

							Accumulated Other Comprehensive Income (Loss) (Net of Taxes)
	Preferred Stock		Common Stock
					Additional Paid-In Capital	Retained Earnings		Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2011	44,687	$1,613	380,322	$1,521	$1,820	$13,312	$(4)	$18,262
Net income						466		466
Other comprehensive income, net of tax							121	121
Preferred stock dividends (Note 10)						(134)		(134)

Balance, December 31, 2011	44,687	1,613	380,322	1,521	1,820	13,644	117	18,715
Net income						148		148
Other comprehensive loss, net of tax							(6)	(6)
Preferred stock dividends (Note 10)						(134)		(134)

Balance, December 31, 2012	44,687	$1,613	380,322	$1,521	$1,820	$13,658	$111	$18,723

See accompanying notes to financial statements.

VISALIA COMMUNITY BANK

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012 and 2011

(in thousands)

	2012	2011
Cash flows from operating activities:
Net income	$148	$466
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, accretion and amortization, net	424	376
Provision for loan losses	834	706
Decrease in deferred loan origination fees, net	(41)	(196)
Loss on sale and write down of other real estate	38	279
Increase in cash surrender value of life insurance policies	(232)	(230)
Decrease (increase) in accrued interest receivable and other assets	242	(28)
Increase in accrued interest payable and other liabilities	508	464
(Benefit) provision for deferred income taxes	(251)	189

Net cash provided by operating activities	1,670	2,026

Cash flows from investing activities:
Available-for-sale investment securities
Purchases	(11,254)	(23,229)
Proceeds from maturities and calls	17,022	3,870
Decrease in loans, net	1,731	7,942
Purchases of premises and equipment	(62)	(36)
Proceeds from sales of other real estate	313	10
Decrease in time deposits in other banks, net	1,496	4,235
(Purchase) redemption of Federal Home Loan Bank stock, net	(180)	28

Net cash provided by (used in) investing activities	9,066	(7,180)

Cash flows from financing activities:
Increase in demand, interest-bearing, and savings deposits, net	6,758	5,629
Decrease in time deposits, net	(4,471)	(1,363)
Repayments of Federal Home Loan Bank advances	—	(2,000)
Dividends paid on preferred stock	(134)	(134)

Net cash provided by financing activities	2,153	2,132

Increase (decrease) in cash and cash equivalents	12,889	(3,022)
Cash and cash equivalents at beginning of year	35,358	38,380

Cash and cash equivalents at end of year	$48,247	$35,358

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$405	$537
Income taxes	143	170
Non-cash investing activities:
Other real estate acquired through foreclosure	—	88
Other real estate sale financed by a loan from the Bank	—	393

See accompanying notes to financial statements.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

        Visalia Community Bank (the "Bank") was incorporated on July 30, 1976. The Bank operates five branches in the cities of Visalia and Exeter, California. The Bank's primary source of revenue is interest on commercial, agricultural, commercial real estate, residential real estate and installment loans.

        The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

        Management has evaluated subsequent events for recognition and disclosure through April 22, 2013, the date the financial statements were available to be issued.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan losses, deferred tax assets, and fair values of assets and liabilities are particularly subject to change.

Cash Equivalents

        For the purpose of the statements of cash flows, the Bank considers cash and due from banks and interest-bearing overnight deposits in the Federal Reserve and other banks to be cash equivalents.

Correspondent Banking Agreements

        In addition to the Federal Reserve and Federal Home Loan Bank of San Francisco, the Bank maintains funds on deposit with a federally insured financial institution under a correspondent banking agreement.

Time Deposits in Other Banks

        Investments in time deposits in other banks consist of certificates of deposits purchased from other financial institutions with original maturities greater than ninety days. All such deposits are fully insured by the FDIC.

Investment Securities

        Investment securities are classified into the following categories:

  •
  Available-for-sale investment securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income within shareholders' equity.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

  •
  Held-to-maturity investment securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

        Management determines the appropriate classification of its investment securities at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

        Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other-than-temporary are recognized in earnings for all investments.

        An investment security is impaired when its carrying value is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether such a decline in their fair value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment.

        Once a decline in value is determined to be other than temporary, and management does not intend to sell the security and it is more likely than not that the Bank will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that the Bank will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Loans

        Loans are reported at the principal amounts outstanding, adjusted for deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans.

        The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan is well secured and in the process of collection. Interest received on nonaccrual loans is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses

        The allowance for loan losses is an estimate of probable credit losses inherent in the Bank's loan portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired loans and general reserves for probable incurred losses related to loans that are not impaired.

        The Bank's process for identifying impaired loans is the same for all classes of loans. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the original agreement. Factors considered in this assessment include the borrower's historical payment performance, financial condition and global cash flows. All loans determined to be impaired are individually evaluated for impairment. When a loan is impaired, the Bank measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, the Bank may measure impairment based on an observable market price, or the fair value of the collateral if collateral dependent. A loan is collateral dependent if the repayment is expected to be provided by the underlying collateral.

        A restructuring of a debt constitutes a troubled debt restructuring (TDR) if the Bank grants a concession to the debtor for economic or legal reasons related to the debtor's financial difficulties that it would not otherwise consider. Restructured debts typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above.

        The determination of the general reserve for loans that are not impaired is based on estimates made by management, to include, but not limited to, consideration of historical losses by portfolio segment during the previous twelve months, internal asset classifications, and qualitative factors to include economic trends in the Bank's service areas, industry experience and trends, geographic concentrations, estimated collateral values, the Bank's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

        The Bank maintains a separate allowance for each class of loans. These classes include commercial and agriculture, real estate—commercial, real estate—residential, real estate—construction (including land and development loans), and consumer loans. The allowance for loan losses attributable to each class, which includes both impaired loans and loans that are not impaired, is combined to determine the Bank's overall allowance, which is available for all loss exposure.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

        The Bank assigns a risk rating to all loans and at least annually performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Bank and the Bank's regulators. During the Bank's internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing the loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

          Pass— A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

          Special Mention— A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects or in the Bank's credit position at some future date. Special Mention loans are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

          Substandard— A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well defined weaknesses include inadequate cash flow or collateral support, a project's lack of marketability, failure to complete construction on time or the project's failure to fulfill economic expectations. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

          Doubtful— Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

          Loss— Loans classified as loss are considered uncollectible and charged off immediately.

        The general reserve component of the allowance for loan losses also consists of reserve factors that are based on management's assessment of the following for each class of loans: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. These reserve factors are inherently subjective and are driven by the repayment risk associated with each class described below.

          Commercial and agriculture— Commercial loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows. Economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Loans secured by crop production and farmland are especially vulnerable to two risk factors that are largely outside the control of the Bank and borrowers: commodity prices and weather conditions. In addition, trends in real estate values significantly impact the credit quality of agriculture loans secured by farmland.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

          Real estate—commercial— Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of non-owner occupied commercial properties impact the credit quality of those loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations. Owner-occupied commercial real estate loans are directly impacted by general economic trends.

          Real estate—residential— The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

          Real estate—construction— Real estate construction loans, which include land and development loans, generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

          Consumer loans— Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

        Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Bank's primary regulators, the Federal Deposit Insurance Corporation (FDIC) and the California Department of Financial Institutions (DFI), as an integral part of their examination process, review the adequacy of the allowance. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

        The Bank also maintains a separate allowance for off-balance-sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the balance sheets.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

        Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of buildings and improvements are estimated to be thirty-nine years. The useful lives of furniture, fixtures and equipment are estimated to be three to fifteen years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Management evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Bank-Owned Life Insurance

        The Bank has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Real Estate

        Other real estate properties are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Investment in Federal Home Loan Bank Stock

        As a member of the Federal Home Loan Bank System, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank (FHLB). The investment is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. FHLB stock is included in accrued interest receivable and other assets on the balance sheets.

Income Taxes

        Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some portion or all of the deferred tax assets will not be recognized. Net deferred tax assets are included in accrued interest receivable and other assets on the balance sheets.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

        The Bank uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Derivative Instruments

        The Bank uses interest rate swap agreements to modify interest rate characteristics of certain loans for asset and liability management purposes. These derivative instruments are recognized on the balance sheets at their estimated fair value. On the date the derivative contract is originated, the Bank designates the derivative as a hedge of fair value of a recognized asset or liability. Changes in the fair value of a derivative instrument that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.

        The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities on the balance sheets. The Bank also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Bank discontinues hedge accounting prospectively, as discussed below. The Bank discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item; (2) the derivative expires or is sold, terminated or exercised; or (3) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheets at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheets, with changes in its fair value recognized in current period earnings.

        As of December 31, 2012 and 2011, the Bank had outstanding interest rate swap agreements with total notional amounts of approximately $5,514,000 and $5,880,000, respectively. During the year ended December 31, 2011, one hedged loan was repaid, and the related interest rate swap agreement was settled. Because of the nature of the terms of the agreements, there was no hedge ineffectiveness during either of the years. As of December 31, 2012 and 2011, the fair value of the derivative asset and liability relating to the interest rate swaps was $1,109,000 and $1,162,000, respectively. The derivative asset and liability are recorded in loans and accrued interest payable and other liabilities on the balance sheets. The Bank recognized a net payment of approximately $290,000 and $312,000 for the years ended December 31, 2012 and 2011, respectively, which represents the net monthly settlement of the fair value hedges and is included in interest and fees on loans on the statements of operations.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

        Certain reclassifications have been made to prior year balances to conform to classifications used in 2012. Reclassifications had no impact on prior year net income or shareholders' equity.

New Financial Accounting Standards

        In June 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income. The amendments in this ASU increase the prominence of items reported in other comprehensive income (OCI). The ASU requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of this amendment changed the presentation of the components of comprehensive income for the Bank, which was previously included as part of the statements of changes in shareholders' equity. The Bank adopted this ASU for the year ended December 31, 2012 and elected the single continuous statement presentation.

        In May 2011, the FASB issued ASU 2011-04 Fair Value Measurement. The amendments in this ASU result in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. The ASU requires expanded disclosures including descriptions of unobservable inputs utilized determining certain fair values. The Bank adopted this ASU for the year ended December 31, 2012. The effect of adopting this standard did not have a material effect on the Bank's operating results or financial condition.

NOTE 2—AVAILABLE-FOR-SALE INVESTMENT SECURITIES

        The amortized cost and estimated fair value of available-for-sale investment securities as of December 31, 2012 and 2011 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2012
Debt securities:
U.S. Government sponsored agencies:
Callable bonds	$3,499	$35	$—	$3,534
Mortgage-backed securities	10,135	56	(2)	10,189
Obligations of states and political subdivisions	2,400	89	—	2,489

	$16,034	$180	$(2)	$16,212

2011
Debt securities:
U.S. Government sponsored agencies:
Callable bonds	$19,007	$102	$—	$19,109
Obligations of states and political subdivisions	2,839	86	—	2,925

	$21,846	$188	$—	$22,034

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 2—AVAILABLE-FOR-SALE INVESTMENT SECURITIES (Continued)

        Net unrealized gains on available-for-sale investment securities totaling $178,000 were recorded, net of $67,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity as of December 31, 2012. Proceeds from securities that matured or were called were $17,022,000 for the year ended December 31, 2012. There were no sales or transfers of available-for-sale investment securities during the year ended December 31, 2012.

        Net unrealized gains on available-for-sale investment securities totaling $188,000 were recorded, net of $71,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity as of December 31, 2011. Proceeds from securities that matured or were called were $3,870,000 for the year ended December 31, 2011. There were no sales or transfers of available-for-sale investment securities during the year ended December 31, 2011.

        As of December 31, 2012, the Bank held one U.S. Government sponsored agency security with a fair value of $804,000 and an unrealized loss of $2,000. This security was in a loss position for less than twelve months. Management believes that the unrealized loss on this security was caused by interest rate fluctuations and was not attributable to changes in credit quality. Because the Bank does not intend to sell and it is likely that the Bank will not be required to sell the security before recovery of fair value, which may be maturity, management does not consider this security to be other-than-temporarily impaired as of December 31, 2012.

        The amortized cost and estimated fair value of available-for-sale investment securities as of December 31, 2012 by final contractual maturity are reflected below (in thousands). Expected maturities will differ from contractual maturities because of principal reductions on mortgage-backed securities and because the issuers of some securities have the right to call the obligations.

	Amortized Cost	Estimated Fair Value
Within one year	$116	$118
After one year through five years	4,374	4,435
After five years through ten years	5,020	5,088
After ten years	6,524	6,571

	$16,034	$16,212

        No securities were pledged at December 31, 2012 or 2011.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 3—LOANS

        Outstanding loans at December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Commercial and agriculture	$23,291	$23,365
Real estate—commercial	71,698	71,308
Real estate—residential	15,197	16,870
Real estate—construction	8,454	8,427
Consumer	4,686	5,571

	123,326	125,541
Allowance for loan losses	3,112	2,803

	$120,214	$122,738

        Salaries and employee benefits totaling $286,000 and $237,000 have been deferred as loan origination costs for the years ended December 31, 2012, 2011 and 2010, respectively.

        Certain loans have been pledged to secure advances from the Federal Home Loan Bank (see Note 7).

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 3—LOANS (Continued)

        The following table reflects the allocation of the allowance for loan losses as of and for the year ended December 31, 2012 and 2011 by portfolio segment and by impairment methodology (in thousands):

	Commercial and Agriculture	Real Estate— Commercial	Real Estate— Residential	Real Estate— Construction	Consumer	Total
2012
Allowance for Loan Losses
Beginning Balance	$735	$1,493	$277	$110	$188	$2,803
Provision for loan losses	203	115	(116)	688	(56)	834
Charge-offs	(52)	—	—	(510)	(39)	(601)
Recoveries	65	—	—	—	11	76

Ending balance	$951	$1,608	$161	$288	$104	$3,112

Ending balance:
Individually evaluated for impairment	$487	$332	$—	$—	$—	$819

Collectively evaluated for impairment	$464	$1,276	$161	$288	$104	$2,293

Loans
Ending balance	$23,291	$71,698	$15,197	$8,454	$4,686	$123,326

Ending balance:
Individually evaluated for impairment	$1,562	$2,429	$46	$2,318	$130	$6,485

Collectively evaluated for Impairment	$21,729	$69,269	$15,151	$6,136	$4,556	$116,841

2011
Allowance for Loan Losses
Beginning Balance	$1,012	$1,521	$293	$185	$243	$3,254
Provision for loan losses	128	17	38	426	97	706
Charge-offs	(454)	(45)	(58)	(501)	(198)	(1,256)
Recoveries	49	—	4	—	46	99

Ending balance	$735	$1,493	$277	$110	$188	$2,803

Ending balance:
Individually evaluated for impairment	$—	$8	$—	$16	$—	$24

Collectively evaluated for impairment	$735	$1,485	$277	$94	$188	$2,779

Loans
Ending balance	$23,365	$71,308	$16,870	$8,427	$5,571	$125,541

Ending balance:
Individually evaluated for impairment	$325	$1,103	$86	$3,227	$29	$4,770

Collectively evaluated for impairment	$23,040	$70,205	$16,784	$5,200	$5,542	$120,771

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 3—LOANS (Continued)

        The following table reflects the loan portfolio allocated by management's internal risk ratings as of December 31, 2012 and 2011 (in thousands):

	Commercial & Agriculture	Real Estate— Commercial	Real Estate— Residential	Real Estate— Construction	Consumer	Total
2012
Pass	$19,748	$61,204	$15,151	$6,136	$4,556	$106,795
Special mention	15	5,019	—	—	—	5,034
Substandard	3,528	5,475	46	2,318	130	11,497

	$23,291	$71,698	$15,197	$8,454	$4,686	$123,326

2011
Pass	$18,374	$59,810	$16,685	$5,201	$5,472	$105,542
Special mention	184	6,014	—	—	—	6,198
Substandard	4,807	5,484	185	3,226	99	13,801

	$23,365	$71,308	$16,870	$8,427	$5,571	$125,541

        The following table reflects an aging analysis of the loan portfolio by days past due as of December 31, 2012 and 2011 (in thousands):

	Accruing Interest		Nonaccrual
	Current	30 - 89 Days Past Due	Under 90 Days Past Due	Over 90 Days Past Due	Total Loans
2012
Commercial and agriculture	$21,551	$369	$113	$1,258	$23,291
Real estate—commercial	69,778	—	—	1,920	71,698
Real estate—residential	14,913	124	—	160	15,197
Real estate—construction	6,136	—	1,049	1,269	8,454
Consumer	4,625	45	10	6	4,686

	$117,003	$538	$1,172	$4,613	$123,326

2011
Commercial and agriculture	$22,182	$858	$—	$325	$23,365
Real estate—commercial	70,488	254	—	566	71,308
Real estate—residential	16,648	137	—	85	16,870
Real estate—construction	5,200	—	—	3,227	8,427
Consumer	5,457	85	—	29	5,571

	$119,975	$1,334	$—	$4,232	$125,541

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 3—LOANS (Continued)

        The following table reflects information related to impaired loans by class as of and for the years ended December 31, 2012 and 2011 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2012
With no related allowance recorded:
Commercial and agriculture	$46	$50	$—	$23	$—
Real estate—commercial	286	402	—	286	—
Real estate—residential	46	190	—	46	—
Real estate—construction	2,318	3,715	—	580	93
Consumer	130	134	—	19	—
With an allowance recorded:
Commercial and agriculture	$1,516	$1,565	$487	$758	$18
Real estate—commercial	2,143	2,143	332	714	58
Totals:
Commercial and agriculture	$1,562	$1,615	$487	$781	$18
Real estate—commercial	2,429	2,545	332	1,000	58
Real estate—residential	46	190	—	46	—
Real estate—construction	2,318	3,715	—	580	93
Consumer	130	134	—	19	—
2011
With no related allowance recorded:
Commercial and agriculture	$21	$30	$—	$34	$—
Real estate—commercial	312	405	—	2,688	—
Real estate—residential	86	219	—	91	—
Real estate—construction	1,850	2,949	—	1,966	—
Consumer	29	31	—	30	—
With an allowance recorded:
Commercial and agriculture	$304	$304	$—	$317	$—
Real estate—commercial	791	792	8	1,268	—
Real estate—construction	1,377	1,376	16	1,376	$32
Consumer	—	—	—	459	—
Totals:
Commercial and agriculture	$325	$334	$—	$351	$—
Real estate—commercial	1,103	1,197	8	3,956	—
Real estate—residential	86	219	—	91	—
Real estate—construction	3,227	4,325	16	3,342	32
Consumer	29	31	—	489	—

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 3—LOANS (Continued)

Troubled Debt Restructurings

        The Bank has allocated $38,000 and $23,000 of specific reserves to loans with terms that have been modified in troubled debt restructurings as of December 31, 2012 and 2011, respectively. The Bank has not committed to lend any additional amounts to customers with outstanding loans that are classified as troubled debt restructurings.

        During the years ended December 31, 2012 and 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a deferral of principal payments, a reduction of the stated interest rate of the loan below the current market rate for new debt with similar risk or an extension of the maturity date. Modifications were for periods ranging from one to five years.

        The following table presents loans by class modified as troubled debt restructurings during the year ended December 31, 2012 and 2011 (dollars in thousands):

	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
2012
Commercial and agriculture	1	$275	$275

2011
Commercial and agriculture	1	$20	$20
Real estate-commercial	2	849	849
Real estate-residential	1	57	57
Real estate-construction	4	3,227	3,227

	8	$4,153	$4,153

        A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. During the years ended December 31, 2012 and 2011, there were no troubled debt restructurings for which there was a payment default within twelve months following the modification.

        The terms of certain other loans were modified during the years ended December 31, 2012 and 2011 that did not meet the definition of a troubled debt restructuring. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment ranging from one to six months that was considered to be insignificant.

        In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank's internal underwriting policy.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 4—PREMISES AND EQUIPMENT

        Premises and equipment at December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Land	$366	$366
Buildings and improvements	3,910	3,892
Furniture, fixtures and equipment	2,752	2,707
Leasehold improvements	246	246

	7,274	7,211
Less accumulated depreciation and amortization	(4,278)	(3,897)

	$2,996	$3,314

        Depreciation and amortization included in occupancy and equipment expense totaled $381,000 and $370,000 for the years ended December 31, 2012 and 2011, respectively.

NOTE 5—ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

        Accrued interest receivable and other assets at December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Net deferred tax assets (Note 8)	$2,426	$2,176
Prepaid FDIC assessment	454	654
Federal Home Loan Bank Stock (Note 7)	760	580
Accrued interest receivable	423	531
Other	682	611

	$4,745	$4,552

NOTE 6—INTEREST BEARING DEPOSITS

        Interest bearing deposits at December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Savings and money market	$47,439	$46,289
Interest-bearing demand	42,678	38,328
Time $100,000 or more	16,291	18,954
Other time	14,619	16,427

	$121,027	$119,998

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 6—INTEREST BEARING DEPOSITS (Continued)

        Aggregate annual maturities of time deposits at December 31, 2012 are as follows (in thousands):

Year Ending December 31,	Maturities
2013	$28,777
2014	1,720
2015	405
2016	8

$30,910

        Interest expense recognized on interest-bearing deposits for the years ended December 31, 2012 and 2011 consists of the following (in thousands):

	2012	2011
Savings and money market	$68	$91
Interest-bearing demand	45	40
Time $100,000 or more	108	146
Other time	96	131

	$317	$408

NOTE 7—BORROWING ARRANGEMENTS

Federal Home Loan Bank Advances

        The Bank can borrow from the Federal Home Loan Bank of San Francisco (FHLB) on either a short-term or long-term basis up to approximately $32,110,000 and $31,363,000 as of December 31, 2012 and 2011, respectively, based on the lesser of specified percentages of the collateral pledged or a defined percentage of total assets. Unused capacity under this facility amounted to approximately $28,110,000 and $27,663,000 at December 31, 2012 and 2011, respectively. Various loans with a carrying value of approximately $71,199,000 and $74,597,000 as of December 31, 2012 and 2011, respectively, and all FHLB stock held by the Bank secure this borrowing arrangement. One advance from the FHLB was outstanding at December 31, 2012 and 2011 for $2,000,000 at a fixed interest rate of 3.93%, maturing on May 21, 2013. This advance is subject to a prepayment penalty.

Letter of Credit

        As of December 31, 2012 and 2011, the Bank had a letter of credit with the FHLB for $2,000,000 and $1,700,000 to guarantee local agency deposits, secured by loans and included in the borrowing capacity previously noted. There were no borrowings outstanding under this letter of credit as of December 31, 2012 and 2011.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 7—BORROWING ARRANGEMENTS (Continued)

Federal Funds Line

        The Bank is able to borrow on an overnight basis up to $500,000 as of December 31, 2012 and 2011 from other banks through its correspondent bank under its "as agent" Federal Funds program. This line was unused at December 31, 2012 and 2011.

NOTE 8—INCOME TAXES

        The income tax (benefit) expense for the years ended December 31, 2012 and 2011 consists of the following (in thousands):

	Federal	State	Total
2012
Current	$202	$(11)	$191
Deferred	(260)	9	(251)

Income tax benefit	$(58)	$(2)	$(60)

2011
Current	$(42)	$16	$(26)
Deferred	161	28	189

Income tax expense	$119	$44	$163

        Deferred tax assets (liabilities) at December 31, 2012 and 2011 are comprised of the following (in thousands):

	2012	2011
Deferred tax assets:
Deferred compensation	$1,434	$1,333
Allowance for loan losses	963	862
Write down of other real estate	365	360
State net operating loss carryforward	181	253
Other reserves	137	143
Other	6	5

	3,086	2,956

Deferred tax liabilities:
Future liability of State deferred tax assets	(270)	(273)
Deferred loan costs	(228)	(233)
FHLB stock dividends	(95)	(94)
Premises and equipment	—	(109)
Unrealized gain on available-for-sale investment securities	(67)	(71)

	(660)	(780)

Net deferred tax assets	$2,426	$2,176

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 8—INCOME TAXES (Continued)

        The Bank files income tax returns in the United States and California jurisdictions. With few exceptions, the Bank is no longer subject to Federal and state income tax examinations by tax authorities for years before 2009 and 2008, respectively. The Bank has a California net operating loss carryforward of $2,114,000, which will expire in 2029.

        The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating income before income taxes. The significant items comprising these differences for the years ended December 31, 2012, 2011 and 2010 consist of the following (dollars in thousands):

	Amount	Rate %	Amount	Rate %
Federal income tax expense (benefit) at statutory rates	$30	34.0%	$214	34.0%
State franchise tax expense (benefit), net of Federal tax effect	6	7.2%	45	7.2%
Net increase in cash surrender value of life insurance policies	(95)	(108.1)%	(95)	(15.1)%
Interest on obligations of states and political subdivisions	(27)	(30.8)%	(23)	(3.7)%
Other	26	29.5%	22	3.5%

Income tax (benefit) expense	$(60)	(68.2)%	$163	25.9%

NOTE 9—COMMITMENTS AND CONTINGENCIES

Leases

        The Bank leases certain real property for branch and automated teller machine operations under noncancellable operating and capital leases. These leases include various renewal and termination options and rental adjustment provisions. Future minimum lease payments are as follows (in thousands):

Year Ending December 31,
2013	$225
2014	225
2015	225
2016	209
2017	169
2018	105

$1,158

        Rental expense included in occupancy and equipment expense totaled approximately $223,000 and $218,000 for the years ended December 31, 2012 and 2011, respectively.

Federal Reserve Requirements

        Banks are required to maintain reserves with the Federal Reserve Bank equal to a percentage of their reservable deposits less a portion of reported vault cash. The reserve requirement as of December 31, 2012 and 2011 totaled $25,000.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 9—COMMITMENTS AND CONTINGENCIES (Continued)

Financial Instruments With Off-Balance-Sheet Risk

        The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

        The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the balance sheets.

        The following financial instruments represent off-balance-sheet credit risk at December 31, 2012 and 2011 (in thousands):

	2012	2011
Commitments to extend credit	$22,577	$25,095
Standby letters of credit	17	55

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of the credit, is based on management's credit evaluation of the borrower. Collateral held relating to these commitments varies, but may include securities, equipment, inventory, and real estate.

        Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant as of December 31, 2012 and 2011. The Bank recognizes these fees as revenue over the term of the commitment or when the commitment is used.

        As of December 31, 2012, commercial loan commitments represent approximately 52% of total commitments and are generally secured by collateral other than real estate or are unsecured. Real estate loan commitments represent 39% of total commitments. Consumer loan commitments represent the remaining 9% of total commitments and are generally unsecured. In addition, the majority of the Bank's commitments have variable interest rates. As of December 31, 2011, commercial, real estate, and consumer loan commitments represented approximately 55%, 37% and 8% of total commitments, respectively.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 9—COMMITMENTS AND CONTINGENCIES (Continued)

Concentrations of Credit Risk

        The Bank's customers are located primarily within Tulare and Kings Counties. Although the Bank has a diversified loan portfolio, a significant portion of its customers' ability to repay loans is dependent upon the real estate market and various economic factors within the Bank's service area. Real estate loans represented approximately 77% of the Bank's loan portfolio at December 31, 2012 and 2011. The Bank's loan policy requires sufficient collateral, which consists primarily of real estate, be obtained as necessary to meet the Bank's relative risk criteria for each borrower.

        A substantial decline in the performance of the economy in general, or a continued decline in real estate values in the Bank's primary market area in particular, could have an adverse impact on collectibility, increase the level of real estate related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition of the Bank.

Contingencies

        The Bank is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Bank.

NOTE 10—SHAREHOLDERS' EQUITY

Regulatory Capital

        The Bank is subject to certain regulatory capital requirements administered by the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

        Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets (leverage ratio) be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors

        The Bank is also subject to additional capital guidelines under the regulatory framework for Prompt Corrective Action ("PCA"). To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. As of December 31, 2012 and 2011, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 10—SHAREHOLDERS' EQUITY (Continued)

Regulatory Capital (Continued)

        Below is a summary of the Bank's regulatory capital ratios at December 31, 2012 and 2011 (dollars in thousands):

	2012		2011
	Amount	Ratio	Amount	Ratio
Tier I Leverage Ratio	$16,964	8.5%	$17,814	9.0%
Requirement for:
Capital adequacy	7,998	4.0%	7,907	4.0%
PCA—Well capitalized	9,997	5.0%	9,884	5.0%
Informal regulatory agreement	17,994	9.0%	17,792	9.0%
Tier I Risk-Based Capital Ratio	16,964	12.4%	17,814	12.5%
Requirement for:
Capital adequacy	5,483	4.0%	5,725	4.0%
PCA—Well capitalized	8,225	6.0%	8,588	6.0%
Total Risk-Based Capital Ratio	18,695	13.6%	19,616	13.7%
Requirement for:
Capital adequacy	10,966	8.0%	11,450	8.0%
PCA—Well capitalized	13,708	10.0%	14,313	10.0%

Preferred Stock

        During 2009, the Board of Directors authorized 200,000 shares of non-cumulative, non-voting, convertible and redeemable Series B preferred stock with an 8% interest rate and obtained a permit from the Department of Financial Institutions dated December 21, 2009 to offer the preferred stock to accredited investors in a private placement in order to augment the capital of the Bank. A certificate of determination authorizing the preferred stock and fixing the rights, privileges and restrictions of the preferred stock was filed with the California Secretary of State on December 29, 2009. Under the permit, up to 75,000 shares of the preferred stock could be offered and sold at a price of $37.50 per share. Payment of interest at 8% per year is subject to regulatory imposed dividend restrictions in addition to the non-cumulative limitation of the preferred stock. During the year ended December 31, 2010, the Bank conducted a private offering of these preferred shares and raised $1,613,000 net of stock issuance costs of $63,000. As of December 31, 2012 and 2011, there were 44,687 Series B preferred shares issued and outstanding as a result of the offering.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 10—SHAREHOLDERS' EQUITY (Continued)

Dividends

        Upon declaration by the Board of Directors, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any bank in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. However, in accordance with an informal agreement between the Bank and its regulators, the Bank is prohibited from paying cash dividends during the life of the agreement without prior written consent from its regulators. Cash dividends to preferred shareholders totaled $134,000 during each of the years ended December 31, 2012 and 2011. No cash dividends were paid to common shareholders during 2012 and 2011.

Common Stock Repurchase Program

        On February 15, 2007, the Board of Directors of the Bank authorized a stock repurchase program which called for the repurchase of up to 10,000 shares of the Bank's outstanding common stock at a fixed price of $40 per share. No shares were repurchased during the years ended December 31, 2012 and 2011.

NOTE 11—OTHER INCOME AND EXPENSES

        Other income for the years ended December 31, 2012 and 2011 consists of the following (in thousands)

	2012	2011
Electronic funds transfer fees, net	$235	$246
Earnings on bank-owned life insurance	232	230
Other	34	2

	$501	$478

        Other expenses for the years ended December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Data processing	$612	$647
Director expense	305	206
FDIC assessments	213	250
Professional fees	203	576
Other outside services	201	194
Stationery and supplies	133	132
Internet banking expense	125	127
Advertising and promotion	90	123
Other real estate expense	59	311
Other	869	1,059

	$2,810	$3,625

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 12—EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan

        In 1988, the Board of Directors adopted the Visalia Community Bank 401(k) Profit Sharing Plan, qualified under the Internal Revenue Code (Code), whereby participants may defer a percentage of their compensation, but not in excess of the maximum allowed under the Code. Generally, all employees are eligible to participate in the plan. Bank contributions, as determined by the Board of Directors, are discretionary. Matching contributions by the Bank totaled approximately $55,000 and $60,000 for the years ended December 31, 2012 and 2011, respectively.

Director Deferred Fee Program

        During 1998, the Bank established a director deferred fee program for certain members of the Board of Directors. Under the program, eligible participants may elect to defer some or all of their director fees. The directors or their beneficiaries will receive monthly payments for fifteen years after retirement. In addition, their beneficiaries will receive designated proceeds from split-dollar life insurance policies at their death. As of December 31, 2012 and 2011, the amount deferred totaled $1,314,000 and $1,217,000, respectively, and is included in accrued interest payable and other liabilities on the balance sheets.

Salary Continuation and Retirement Programs

        During 1998, the Bank established salary continuation programs for key executives. In addition, the Bank established a retirement program for certain directors during 2003. The executives and directors will receive lifetime benefits upon retirement, with their beneficiaries receiving designated proceeds from split-dollar life insurance policies at their death. The estimated present value of these future benefits is accrued from the effective date of the program until their expected retirement dates. As of December 31, 2012 and 2011, a liability has been accrued in the amount of $1,999,000 and $1,733,000, respectively, and is included in accrued interest payable and other liabilities on the balance sheets. The expense recognized under these programs for the years ended December 31, 2012 and 2011 totaled $315,000 and $105,000, respectively.

Endorsement Split Dollar Benefit Accrual

        In connection with the split dollar life insurance agreements associated with the Deferred Fee, Salary Continuation and Retirement Programs, the Bank has effectively agreed to maintain life insurance policies during the related postretirement periods. As of December 31, 2012 and 2011, a liability has been accrued in the amount of $392,000 and $349,000, respectively, representing the actuarial present value of the costs to maintain the life insurance during the postretirement periods. The Bank recorded expense of $43,000 and $46,000 during the years ended December 31, 2012 and 2011, respectively, in relation to the agreements.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

Bank-Owned Life Insurance

        In connection with the Deferred Fee, Salary Continuation and Retirement programs, single premium universal life insurance policies on the life of each participant were purchased by the Bank, which is the beneficiary and owner of the policies. The cash surrender value of the policies totaled $6,680,000 and $6,448,000 as of December 31, 2012 and 2011, respectively. Income recognized on these policies, net of related expense, for the years ended December 31, 2012 and 2011 totaled $232,000 and $230,000, respectively.

NOTE 13—LOANS TO RELATED PARTIES

        During the normal course of business, the Bank enters into loans with related parties, including executive officers and directors. The following is a summary of the aggregate activity involving related party borrowers during the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011
Balance, beginning of year	$256	$3,156
New borrowings	297	6
Repayments	(239)	(2,906)

Balance, end of year	$314	$256

Undisbursed commitments	$456	$437

NOTE 14—FAIR VALUE MEASUREMENTS

        The carrying and estimated fair values of the Bank's financial instruments are as follows (in thousands):

	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$48,247	$48,247	$35,358	$35,358
Time deposits in other banks	250	250	1,746	1,748
Available-for-sale investment securities	16,212	16,212	22,034	22,034
Loans, net	120,214	121,240	122,738	123,533
FHLB stock	760	N/A	580	N/A
Accrued interest receivable	423	423	531	531
Financial liabilities:
Deposits	$173,518	$173,520	$171,231	$171,295
FHLB advances	2,000	2,000	2,000	2,091
Interest rate swaps	1,109	1,109	1,162	1,162
Accrued interest payable	24	24	33	33

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 14—FAIR VALUE MEASUREMENTS (Continued)

        These estimates do not reflect any premium or discount that could result from offering the Bank's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

        The following methods and assumptions were used to estimate the fair value of financial instruments. For cash and cash equivalents, variable-rate loans, accrued interest receivable and payable, demand deposits and interest rate swaps, the carrying amount is estimated to be fair value. Fair values for time deposits in other banks are estimated using discounted cash flow analyses using interest rates offered at each reporting date for time deposits with similar remaining maturities. For investment securities, fair values are based on quoted market prices, quoted market prices for similar securities and indications of value provided by brokers. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Bank for certificates with similar remaining maturities. The fair values of FHLB advances are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for instruments with similar terms. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair values of commitments are estimated using the fees currently charged to enter into similar agreements and are not significant and, therefore, not included in the above table.

Fair Value Hierarchy

        The Bank groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

        Level 1—Quoted market prices for identical instruments traded in active exchange markets.

        Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

        Level 3—Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Bank's estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

        Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 14—FAIR VALUE MEASUREMENTS (Continued)

Fair Value Hierarchy (Continued)

        The following tables present information about the Bank's assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2012 and 2011:

Recurring Basis

        The Bank is required or permitted to record the following assets and liabilities at fair value on a recurring basis (in thousands).

	Fair Value	Level 1	Level 2	Level 3
2012
Assets:
Available-for-sale investment securities:
U.S. Government sponsored agencies:
Callable bonds	$3,534	$—	$3,534	$—
Mortgage-backed securities	10,189	—	10,189	—
Obligations of states and political subdivisions	2,489	—	2,489	—

Total assets measured at fair value on a
recurring basis	$16,212	$—	$16,212	$—

Liabilities:
Derivative instruments:
Interest rate swaps	$1,109	$—	$1,109	$—

2011
Assets:
Available-for-sale investment securities:
U.S. Government sponsored agencies:
Callable bonds	$19,109	$—	$19,109	$—
Obligations of states and political subdivisions	2,925	—	2,925	—

Total assets measured at fair value on a
recurring basis	$22,034	$—	$22,034	$—

Liabilities:
Derivative instruments:
Interest rate swaps	$1,162	$—	$1,162	$—

Investment Securities

        Fair values for Level 2 investment securities are generally based on quoted market prices for similar securities.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 14—FAIR VALUE MEASUREMENTS (Continued)

Derivative Instruments

        Fair values for Level 2 derivative instruments are based on model-based valuation techniques for which significant assumptions are observable or can be corroborated by observable market data.

        There were no transfers in or out of Levels 1 and 2 during the years ended December 31, 2012 and 2011.

Non-recurring Basis

        The Bank may be required, from time to time, to measure the following assets at fair value on a non-recurring basis.

	Fair Value	Level 1	Level 2	Level 3	Total Losses
2012
Impaired loans:
Real estate—commercial	$1,093	$—	$—	$1,093	$295
Real estate—residential	46	—	46	—	—
Other real estate	442	—	250	192	—

Total assets measured at fair
value on a non-recurring basis	$1,581	$—	$296	$1,285	$295

2011
Impaired loans:
Commercial and agriculture	$21	$—	$—	$21	$—
Real estate—commercial	842	—	—	842	83
Real estate—residential	57	—	—	57	—
Real estate—construction	1,850	—	—	1,850	330
Other real estate	793	—	—	793	205

Total assets measured at fair
value on a non-recurring basis	$3,563	$—	$—	$3,563	$618

Impaired Loans

        Impaired loans carried at fair value consist of collateral dependent impaired loans with a partial charge-off of principal recognized during the year or a valuation allowance determined based on the fair value of the collateral. The fair value of collateral is based on recent third party appraisals. These appraisals utilize a market, income, or cost approach or some combination of the three and typically contain unobservable market data. Therefore, such appraisals are classified as Level 3 in the fair value hierarchy. Unobservable market data contained in appraisals often includes adjustments to comparable property sales for such items as location, condition, size and quality.

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 14—FAIR VALUE MEASUREMENTS (Continued)

Other Real Estate

        The fair value of other real estate is estimated based on recent third party appraisals. Appraisals conducted on other real estate utilize a market, income, or cost approach or some combination of the three and typically contain unobservable market data. Therefore, such appraisals are classified as Level 3 in the fair value hierarchy. Unobservable market data contained in appraisals often includes adjustments to comparable property sales for such items as location, condition, size and quality. When a new appraisal indicates a decline in fair value from the property's original cost basis, a valuation allowance is established to reduce the carrying value to fair value less estimated costs to sell.

        Appraisals for both collateral dependent impaired loans and other real estate are performed by certified appraisers whose qualifications and licenses have been reviewed and verified by the Bank. Once received, a member of management reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. The Bank periodically compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value. The most recent analysis performed indicated that no discount should be applied to properties with appraisals performed within 12 months of the balance sheet date. Management generally updates appraisals on an annual basis.

        The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis as of December 31, 2012:

	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Impaired loans:
Real estate—commercial	$1,093	Sales comparison approach	Adjustments for differences between the property and comparable sales	(15%) to 32%
		Income approach	Capitalization rate	9%
Other real estate	192	Sales comparison approach	Adjustments for differences between the property and comparable sales	(10)% to 35%

NOTE 15—PENDING MERGER

        On December 19, 2012, the Bank and Central Valley Community Bancorp (CVCB) entered into a Reorganization Agreement and Plan of Merger, whereby CVCB will acquire the Bank. Under the terms of the agreement, the Bank will merge with CVCB's subsidiary bank. The transaction is subject to customary closing conditions, including regulatory approvals and approval by the Bank's shareholders. The Bank and CVCB boards of directors have unanimously approved the transaction, which is expected to close in the second quarter of 2013. The purchase price is to be paid half in cash and half in CVCB common stock. The total purchase price is subject to adjustments and closing

VISALIA COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2012 and 2011

NOTE 15—PENDING MERGER (Continued)

conditions, including potential adjustments if the volume weighted average trading price of CVCB common shares rises or falls beyond certain levels prior to closing. The Bank incurred merger-related expenses of $247,000 during the year ended December 31, 2012.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

DATED AS OF DECEMBER 19, 2012
AMONG
CENTRAL VALLEY COMMUNITY BANCORP,
CENTRAL VALLEY COMMUNITY BANK,
AND
VISALIA COMMUNITY BANK

RECITALS	A-4
ARTICLE I CERTAIN DEFINITIONS	A-4
1.1. Certain Definitions	A-4
ARTICLE II THE MERGER AND RELATED MATTERS	A-9
2.1. The Merger; Surviving Entity	A-9
2.2. Filing of Agreement of Merger	A-10
2.3. Conversion of Common Stock	A-10
2.4. Exchange Procedures; Dissenting Shares	A-11
ARTICLE III ACTIONS PENDING THE MERGER	A-12
3.1. Forbearances of VCBank	A-12
3.2. Forbearances of CVCY and Central Valley Community Bank	A-15
ARTICLE IV REPRESENTATIONS AND WARRANTIES	A-15
4.1. Disclosure Schedules	A-15
4.2. Representations and Warranties of VCBank	A-15
4.3. Representations and Warranties of CVCY and Central Valley Community Bank	A-29
ARTICLE V COVENANTS	A-33
5.1. Reasonable Efforts	A-33
5.2. Regulatory Filings	A-33
5.3. Registration Statement	A-33
5.4. Nasdaq Global Select Market	A-34
5.5. Press Releases	A-34
5.6. Access; Information	A-34
5.7. Acquisition Proposals	A-36
5.8. Approval by Shareholders	A-38
5.9. Notice of Redemption VCBank Series B Preferred; Redemption	A-38
5.10. Certain Policies and Actions	A-38
5.11. Notification of Certain Matters	A-39
5.12. Estoppel Letters and Consents	A-39
5.13. Antitakeover Statutes	A-39
5.14. Notice to VCBank Customers	A-39
5.15. VCB Financial Statements	A-39
5.16. CVCY Financial Statements	A-40
5.17. Indemnification; Directors and Officers Insurance	A-40
5.18. Termination Agreements	A-41
5.19. Termination of 401(k) Plan	A-41
5.20. Director Nominee	A-42
ARTICLE VI CONDITIONS TO CONSUMMATION OF THE TRANSACTION	A-42
6.1. Conditions to Each Party's Obligation to Effect the Transactions Contemplated Hereby	A-42
6.2. Conditions to Obligations of VCBank	A-43
6.3. Conditions to Obligation of CVCY and Central Valley Community Bank	A-44
ARTICLE VII TERMINATION	A-46
7.1. Termination	A-46
7.2. Liabilities and Remedies; Liquidated Damages; Expense Reimbursement	A-49
ARTICLE VIII MISCELLANEOUS	A-50
8.1. Survival of Representations, Warranties and Agreements	A-50
8.2. Waiver; Amendment	A-50
8.3. Counterparts	A-50
8.4. Governing Law	A-50
8.5. Waiver of Jury Trial	A-50
8.6. Expenses	A-50
8.7. Notices	A-50
8.8. Entire Understanding; No Third-Party Beneficiaries	A-51
8.9. Severability	A-51
8.10. Enforcement of the Agreement	A-51
8.11. Waiver of Conditions	A-51
8.12. Interpretation	A-51
8.13. Assignment	A-52
8.14. Alternative Structure	A-52

ANNEXES:

ANNEX A	A-Form of Voting Agreement
ANNEX B	A-Form of Merger Agreement
ANNEX C	A-Form of Key Employee Nonsolicitation Agreement
ANNEX D	A-Form of Director Noncompetition Agreement
ANNEX E	A-Form of VCBank Tax Certification
ANNEX F	A-Form of CVCY Tax Certification
ANNEX G	A-Form of Cancellation Agreement
ANNEX H	A-Form of Benefits Summary Acknowledgment

EXHIBITS:

EXHIBIT 1.1	A-Significant Shareholders
EXHIBIT 6.3(d)	A-Benefit Summary Acknowledgment Providers
EXHIBIT 6.3(l)	A-Lease Renewal Requirements

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

        This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, dated as of December 19, 2012, is hereby entered into by and among Central Valley Community Bancorp, a California corporation ("CVCY"), Central Valley Community Bank, a California-state chartered bank and wholly-owned subsidiary of CVCY ("Central Valley Community Bank"), and Visalia Community Bank, a California-state chartered bank ("VCBank").

RECITALS

        WHEREAS, the Board of Directors of VCBank (the "VCBank Board") has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the strategic business combination transaction provided for in this Agreement in which VCBank will, on the terms and subject to the conditions set forth herein, merge with and into Central Valley Community Bank (the "Merger"), with Central Valley Community Bank being the surviving entity in the Merger, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, VCBank and its shareholders and (iii) resolved to recommend that VCBank's shareholders approve and adopt this Agreement.

        WHEREAS, each of the Boards of Directors of CVCY and Central Valley Community Bank has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, CVCY and Central Valley Community Bank, respectively, and the shareholders of CVCY and Central Valley Community Bank, respectively.

        WHEREAS, the parties intend that the Merger be treated for federal income tax purposes as a reorganization described in Section 368(a) of the Code and that this Agreement shall constitute a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g).

        WHEREAS, as a material inducement to CVCY and Central Valley Community Bank to enter into this Agreement, and simultaneously with the execution of this Agreement the Significant Shareholders (as defined below) and each of the directors of VCBank is entering into and delivering to CVCY an agreement, in the form of Annex A hereto (the "Voting Agreements"), pursuant to which they shall agree, among other things, to vote their shares of capital stock of VCBank in favor of the approval and adoption of this Agreement.

        WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

        1.1.    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

        "Acquisition Proposal" has the meaning set forth in Section 5.7.

        "Affiliate" means, with respect to a Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such Person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with"), as applied to any Person, means the possession, directly or indirectly, of (i) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such Person, (ii) control, in any manner, over the election of a majority of the directors, trustees or general partners (or individuals exercising similar functions) of such Person or (iii) the power to exercise a controlling influence over the management or policies of such Person; provided, however, neither VCBank nor any of its Affiliates shall be deemed an Affiliate of CVCY, Central Valley Community Bank or any of their respective Subsidiaries for purposes of this Agreement prior to the Effective Time and neither CVCY, Central Valley Community Bank nor any of their respective Affiliates shall be deemed an Affiliate of VCBank or any of its Subsidiaries for purposes of this Agreement prior to the Effective Time.

        "Aggregate Cash Consideration" means a number obtained by dividing the Aggregate Merger Consideration by two, less the Series B Redemption Amount.

        "Aggregate Merger Consideration" means $22,100,000 less the amount, if any, of the Closing Shareholders' Equity Shortfall.

        "Aggregate Stock Consideration" means a number of shares of CVCY Common Stock (rounded up to the nearest whole number) equal to the quotient obtained by dividing (x) one half of the Aggregate Merger Consideration by (y) the Assigned CVCY Common Share Price.

        "Agreement" means this Agreement and Plan of Reorganization and Merger, as amended or modified from time to time in accordance with Section 8.2.

        "Assigned CVCY Common Share Price" means $8.75.

        "Bank Secrecy Act" means the Bank Secrecy Act of 1970, as amended.

        "Benefit Plan" or "Benefit Plans" has the meaning set forth in Section 4.2(n)(i).

        "Burdensome Condition" has the meaning set forth in Section 6.1(a).

        "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the United States government or any day on which banking institutions in the State of California are authorized or obligated to close.

        "California Permit" shall mean a permit from the Commissioner of Corporations of the State of California after a hearing before such Commissioner pursuant to Sections 25121 and 25142 of the California Corporate Securities Law of 1968 so that the issuance of the CVCY Common Stock in the Merger shall be exempt from registration under the Securities Act, pursuant to the exemption provided by Section 3(a)(10) thereof.

        "CDFI" means the Department of Financial Institutions of the State of California.

        "Central Valley Community Bank" has the meaning set forth in the preamble to this Agreement.

        "Certificates" has the meaning set forth in Section 2.4(b).

        "CGCL" means the California General Corporation Law.

        "Closing" has the meaning set forth in Section 6.1.

        "Closing Allowance" means the VCBank allowance for loan losses as of the final day of the month immediately preceding the month in which the Closing Date occurs determined in accordance with GAAP.

        "Closing Date" means the date on which the Effective Time occurs.

        "Closing Shareholders' Equity" means VCBank shareholders' equity as of the final day of the month immediately preceding the month in which the Closing Date occurs determined in accordance with GAAP, but excluding (a) any accumulated other comprehensive income or loss accrued after the date of this Agreement, and (b) Transaction Expenses, in an amount not to exceed $2,750,000.

        "Closing Shareholders' Equity Shortfall" means an amount equal to (i) if the Closing Shareholders' Equity is 18,500,000 or more, then $0.00, or (ii) if the Closing Shareholders' Equity is less than $18,500,000, then $18,500,000 minus the Closing Shareholders' Equity.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

        "Confidentiality Agreement" has the meaning set forth in Section 5.6(d).

        "Consents" has the meaning set forth in Section 5.12.

        "CVCY" has the meaning set forth in the preamble to this Agreement.

        "CVCY Board" has the meaning set forth in Section 5.20.

        "CVCY Common Stock" means shares of CVCY common stock, no par value.

        "Derivatives Contracts" has the meaning set forth in Section 4.2(r).

        "Determination Date" has the meaning set forth in Section 7.1(h)(v)(B).

        "Disclosure Schedule" has the meaning set forth in Section 4.1.

        "Dissenting Shares" has the meaning set forth in Section 2.4(f).

        "DOL" has the meaning set forth in Section 4.2(n)(i).

        "Effective Time" has the meaning set forth in Section 2.2.

        "Employees" has the meaning set forth in Section 4.2(n)(i).

        "Environmental Laws" has the meaning set forth in Section 4.2(p).

        "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act, as amended.

        "Equity Investment" means (i) an Equity Security; and (ii) an ownership interest in any company or other entity, any membership interest that includes a voting right in any company or other entity, any interest in real estate, and any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.

        "Equity Security" means any stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security; and any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" has the meaning set forth in Section 4.2(n)(iii).

        "Exchange Agent" has the meaning set forth in Section 2.4(a).

        "Fair Housing Act" means the Fair Housing Act, as amended.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "Federal Reserve Act" means the Federal Reserve Act, as amended.

        "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

        "FHLB" means the Federal Home Loan Bank of San Francisco.

        "GAAP" means generally accepted accounting principles and practices as in effect from time to time in the United States.

        "Governmental Authority" means any federal, territorial, state, local or foreign court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization.

        "Hazardous Substance" has the meaning set forth in Section 4.2(p).

        "Home Mortgage Disclosure Act" means the Home Mortgage Disclosure Act, as amended.

        "IRS" has the meaning set forth in Section 4.2(n)(i).

        "Indemnified Parties" has the meaning set forth in Section 5.17(a).

        "Insurance Policies" has the meaning set forth in Section 4.2(x).

        "Letter of Transmittal" has the meaning set forth in Section 2.4(b).

        "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

        "Loans" has the meaning set forth in Section 3.1(s).

        "Mandatory Conversion Date" has the meaning set forth in Section 5.9.

        "Material Adverse Effect" means with respect to VCBank, any effect that (i) is material and adverse to the financial condition, results of operations, prospects or business of VCBank or (ii) would materially impede the ability of VCBank to perform its obligations under this Agreement or otherwise materially impede the consummation of the transactions contemplated hereby; provided, however, that with respect to VCBank , no effect (taken by itself or when aggregated with any and all other effects) directly or indirectly resulting from, arising out of, or attributable to or related to any of the following shall be deemed to be or constitute a "Material Adverse Effect": (1) changes in GAAP or regulatory accounting principles generally applicable to banks or their bank holding companies in the United States except to the extent such changes disproportionally affect VCBank; (2) changes in applicable laws, rules and regulations or interpretations thereof by any Governmental Authority except to the extent such changes disproportionally affect VCBank; (3) actions or omissions of any of VCBank expressly required by the terms of this Agreement or taken with the prior written consent of CVCY; (4) general changes in national or California's economic, monetary or financial conditions, including changes in prevailing interest rates, inflation, credit markets, capital market conditions or real estate price appreciation/depreciation trends, or in the industries in which VCBank operates except, in all cases, to the extent such changes disproportionally affect VCBank; (5) changes in global or national political conditions, including the outbreak or escalation of acts of terrorism; (6) the public disclosure of this Agreement or the transactions contemplated hereby.

        "Material Contract" or "Material Contracts" has the meaning set forth in Section 4.2(l)(i).

        "Merger" has the meaning set forth in the recitals to this Agreement.

        "Nasdaq" has the meaning set forth in Section 5.4.

        "National Labor Relations Act" means the National Labor Relations Act, as amended.

        "OREO" means other real estate owned.

        "Pension Plan" has the meaning set forth in Section 4.2(n)(ii).

        "Per Share Merger Consideration" has the meaning set forth in Section 2.3.

        "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

        "Previously Disclosed" by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used.

        "Professional Expenses" means the fees and expenses of VCBank's legal counsel, financial advisors and independent accounting firm incurred in connection with or in contemplation of this Agreement and the transactions contemplated herein.

        "Proxy Statement" has the meaning set forth in Section 5.8.

        "Registration Statement" has the meaning set forth in Section 5.3.

        "Representatives" has the meaning set forth in Section 5.7(a).

        "Requisite Common Shareholder Approval" has the meaning set forth in Section 6.3(g).

        "Requisite Preferred Shareholder Approval" has the meaning set forth in Section 5.8.

        "Rights" means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments of any character that obligate the Person to sell, purchase, issue, or dispose of any of its capital stock or other ownership interests or other securities representing the right to purchase or otherwise receive any of its capital stock or other ownership interests.

        "SEC" means the U.S. Securities and Exchange Commission.

        "SEC Reports" has the meaning set forth in Section 4.3(f).

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

        "Series B Amendment" means an amendment to VCBank's Certificate of Designation for the VCBank Series B Preferred Stock, which shall be in a form reasonably acceptable to CVCY, providing that such shares shall automatically convert to VCBank Common Stock upon or immediately prior to the Merger at the price of $37.50 per share.

        "Series B Redemption Amount" means the amount paid or payable by VCBank to redeem all outstanding shares of VCBank Series B Preferred Stock not converted to shares of VCBank Common Stock prior to the Mandatory Conversion Date in accordance with the VCBank Articles and Section 5.10 of this Agreement.

        "Significant Shareholders" means those shareholders of VCBank listed in Exhibit 1.1.

        "Subsidiary" has the meaning ascribed to such term in Rule l-02 of Regulation S-X of the SEC.

        "Superior Proposal" has the meaning set forth in Section 5.7(d).

        "Tax" and "Taxes" mean (i) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), custom duties, capital stock, franchise, profits, net worth, margin, capital production, withholding, social security (or similar excises), unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether or not disputed, by any Governmental Authority responsible for imposition of any such tax (domestic or foreign), (ii) in the case of VCBank, liability for the payment of any amount of the type described in clause (i) as a result of being or having been on or before the Closing Date a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of VCBank to a Governmental Authority is determined or taken into account with reference to the liability of any other Person, and (iii) liability of VCBank for the payment of any amount as a result of being party to any tax sharing agreement or with respect to the payment of any amount of the type described in (i) or (ii) as a result of any existing express or implied obligation (including an indemnification obligation).

        "Tax Returns" means any return (including any amended return), declaration or other report (including elections, declarations, claims for refund, schedules, estimates and information returns) with respect to any Taxes (including estimated taxes).

        "Transaction Expenses" means amounts paid or to be paid, or accrued or to be accrued by VCBank in connection with this Agreement and the transactions contemplated herein, including but not limited to Professional Expenses, severance, retention and retirement costs and expenses under any severance, employment, retirement, benefit and change in control agreements, data processing termination costs, other termination costs and fees under VCBank's contracts and agreements.

        "USA PATRIOT Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended.

        "VCBank" has the meaning set forth in the preamble to this Agreement.

        "VCBank Articles" means the Articles of Incorporation of VCBank, as amended.

        "VCBank Board" has the meaning set forth in the recitals to this Agreement.

        "VCBank Bylaws" means the Bylaws of VCBank, as amended.

        "VCBank Common Stock" means the common stock of VCBank.

        "VCBank Financial Statements" shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of VCBank as of December 31, 2011, 2010 and 2009 and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows (including related notes and schedules, if any) of VCBank for each of the three years ended December 31, 2011, 2010 and 2009, (ii) the unaudited consolidated statements of financial condition (including related notes and schedules, if any) of VCBank as of March 31, 2012, June 30, 2012 and September 30, 2012 and the unaudited consolidated statements of operations and comprehensive income and shareholders' equity (including related notes and schedules, if any) of VCBank for the three months ended March 31, 2012, six months ended June 30, 2012 and nine months ended September 30, 2012, and (iii) the unaudited consolidated statements of financial condition of VCBank (including related notes and schedules, if any) and the unaudited consolidated statements of operations and comprehensive income and shareholders' equity (including related notes and schedules, if any) of VCBank with respect to the quarterly and annual periods ending subsequent to September 30, 2012.

        "VCBank Loan Property" has the meaning set forth in Section 4.2(p).

        "VCBank Series B Preferred Stock" means the Series B Preferred Stock of VCBank.

        "Voting Agreement" has the meaning set forth in the recitals.

ARTICLE II
THE MERGER AND RELATED MATTERS

        2.1.    The Merger; Surviving Entity.

        (a)    The Merger.    Subject to the terms and conditions of this Agreement, and pursuant to the provisions of the CGCL and, to the extent applicable, the rules and regulations promulgated by the

CDFI, at the Effective Time, VCBank shall be merged with and into Central Valley Community Bank, with Central Valley Community Bank continuing as the surviving corporation.

        (b)    Surviving Entity.    Upon the consummation of the Merger, the separate corporate existence of VCBank shall cease and Central Valley Community Bank shall continue as the surviving entity under the laws of the State of California. The name of Central Valley Community Bank as the surviving entity of the Merger shall remain "Central Valley Community Bank." From and after the Effective Time, Central Valley Community Bank, as the surviving entity of the Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of VCBank.

        (c)    Articles of Incorporation and Bylaws of the Surviving Entity.    The Articles of Incorporation and Bylaws of Central Valley Community Bank, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of Central Valley Community Bank, as the surviving corporation of the Merger, until either is thereafter amended in accordance with applicable law.

        (d)    Directors and Officers of the Surviving Entity.    The directors and officers of Central Valley Community Bank immediately prior to the Effective Time shall be the directors and officers of Central Valley Community Bank, as the surviving corporation of the Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.

        2.2.    Filing of Agreement of Merger.    As soon as practicable, but in no event later than the tenth calendar day after which each of the conditions set forth in Article VI hereof has been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing) or such other time as the parties may agree, VCBank and Central Valley Community Bank will file, or cause to be filed, with the California Department of Financial Institutions and the California Secretary of State an agreement of merger in substantially the form of Annex B to this Agreement, effecting the Merger and the Merger shall become effective at that time (the "Effective Time").

        2.3.    Conversion of Common Stock.

        (a)    VCBank Common Stock.    At the Effective Time, each issued and outstanding share of VCBank Common Stock (other than Dissenting Shares) shall be converted into the right to receive the following consideration (the "Per Share Merger Consideration"):

        (i)    an amount in cash without interest equal to the quotient of (A) the Aggregate Cash Consideration divided by (B) the number of shares of VCBank Common Stock issued and outstanding immediately prior to the Effective Time (including Dissenting Shares); and

        (ii)   a number of validly issued, fully paid and nonassessable shares of CVCY Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the number of shares of VCBank Common Stock issued and outstanding immediately prior to the Effective Time (including Dissenting Shares).

No fraction of a share of CVCY Common Stock will be issued, but in lieu thereof, each VCBank shareholder who would otherwise be entitled to a fraction of a share of CVCY Common Stock (based on the aggregate number of shares of VCBank Common Stock held by such shareholder) shall be entitled to receive from CVCY an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price of CVCY Common Stock reported on Nasdaq on the last Trading Day (as defined in Section 7.1(h)(v)(A)) preceding the Closing Date.

        (b)    No Effect on Stock of Other Parties.    The Merger shall have no effect on the capital stock of CVCY or Central Valley Community Bank.

        2.4.    Exchange Procedures; Dissenting Shares.

        (a)    Exchange Agent.    Prior to the Effective Time, CVCY shall designate Computershare Shareholder Services, Inc. or another Person reasonably acceptable to VCBank to act as Exchange Agent (the "Exchange Agent") in the Merger.

        (b)    Exchange Procedures.    Subject to VCBank's timely delivery of all information necessary therefor, within a reasonable period of time (but not more than 10 Business Days) after the Closing CVCY shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of VCBank Common Stock (each a "Shareholder" and collectively, the "Shareholders"), (A) a letter of transmittal form (the "Letter of Transmittal") and (B) instructions for use in effecting the surrender of the Certificates in exchange for the amount of the Aggregate Merger Consideration payable in exchange therefor. Following the Effective Time and delivery to the Exchange Agent of a duly completed and validly executed Letter of Transmittal, together with surrender of a Certificate (or Certificates) for cancellation, each Shareholder shall be entitled to receive in exchange therefor the portion of the Aggregate Merger Consideration to which such Shareholder is entitled pursuant to Section 2.3(a) at the times set forth in this Article II and the Certificate(s) so surrendered shall be canceled. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Central Valley Community Bank may reasonably require.

        (c)    CVCY to Provide Aggregate Merger Consideration to Exchange Agent.    Promptly after the Closing, CVCY shall deposit with the Exchange Agent, for payment in accordance with this Section 2.4, (1) a number of shares of CVCY Common Stock equal to the Aggregate Stock Consideration payable to the holders of Certificates and (2) an amount in cash equal to the Aggregate Cash Consideration plus an additional amount of cash sufficient to deliver to the Shareholders any cash in lieu of fractional shares payable pursuant to Section 2.3 as determined by CVCY. Any shares of CVCY Common Stock and any deposited cash remaining with the Exchange Agent on the 12-month anniversary of the Closing Date shall be remitted to CVCY and thereafter any Shareholder shall direct any claims for payment hereunder to CVCY.

        (d)    No Further Rights.    At the Effective Time, holders of Certificates shall cease to have rights with respect to VCBank Common Stock previously represented by such Certificates, and their sole rights (other than the holders of Certificates representing Dissenting Shares) shall be to exchange such Certificates for the Per Share Merger Consideration in respect of the shares represented thereby. After the Effective Time, there shall be no further transfer of Certificates on the records of VCBank, and if such Certificates are presented to CVCY or Central Valley Community Bank for transfer, they shall be canceled against delivery of the Per Share Merger Consideration in respect of the shares represented thereby. Neither CVCY nor Central Valley Community Bank shall be obligated to deliver any merger consideration pursuant to this Article II to any former holder of VCBank Common Stock until such holder surrenders the Certificates as provided herein. Neither Central Valley Community Bank nor any party to this Agreement nor any Affiliate thereof shall be liable to any holder of VCBank Common Stock represented by any Certificate for any merger consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Central Valley Community Bank shall be entitled to rely upon the stock transfer books of VCBank to establish the identity of those persons entitled to receive merger consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Central Valley Community Bank shall be entitled to deposit the Per Share Merger Consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        (e)    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed

Certificates, upon the making of an affidavit of that fact by the holder thereof, the Per Share Merger Consideration in respect of the shares represented by those Certificates required pursuant to Section 2.4 at the times set forth in Article II; provided, that the owner of such lost, stolen or destroyed Certificates shall deliver, if requested by CVCY, at the owner's expense, a non-refundable bond in such amount as CVCY may determine and provide an indemnity acceptable to CVCY against any claim that may be made against CVCY, Central Valley Community Bank, VCBank or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed and make any processing fee payments to the Exchange Agent.

        (f)    Dissenting Shares.    Any shares of VCBank Common Stock held by a Person who dissents from the Merger in accordance with the provisions of applicable law shall be herein called "Dissenting Shares." Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to applicable law. The Per Share Merger Consideration for any Dissenting Share shall be paid over to CVCY pending the determination as to the rights of any Dissenting Share to consideration under applicable laws.

ARTICLE III
ACTIONS PENDING THE MERGER

        3.1.    Forbearances of VCBank.    From the date hereof and until the Effective Time, except as expressly contemplated or permitted by this Agreement or as Previously Disclosed, without the prior written consent of CVCY and Central Valley Community Bank, VCBank will not:

        (a)    Ordinary Course.    Conduct its business other than in the ordinary and usual course consistent with past practice and in compliance with all laws and prudent business and banking practices, or fail to use commercially reasonable efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and Central Valley Community Bank the goodwill of the customers of VCBank and others with whom business relations exist.

        (b)    Capital Stock.    (i) Issue, sell or otherwise permit to become outstanding, or authorize the issuance of or creation of, any additional shares of stock or any Rights or permit any shares of stock to become subject to grants of employee or director stock options or other Rights (other than the issuance of VCBank Common Stock upon conversion of the VCBank Series B Preferred Stock in accordance with its terms), (ii) adjust, split, combine or reclassify any capital stock of VCBank, or (iii) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock or equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of capital stock or equity interests of VCBank.

        (c)    Dividends.    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of capital stock of VCBank.

        (d)    Compensation; Employment Agreements; Etc.    Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or other similar agreements or arrangements with any current or former director, officer or employee of VCBank or grant any salary or wage increase or award any incentive or other bonus payment or increase any employee benefit (including incentive or bonus payments), except (i) for other changes that are required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof as Previously Disclosed.

        (e)    Hiring.    Hire any person as an employee of VCBank or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof as Previously Disclosed or (ii) to fill any vacancies arising after the date hereof and whose employment is terminable at the will of VCBank.

        (f)    Benefit Plans.    Enter into, establish, adopt, amend or terminate, or make any contributions to, except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof as Previously Disclosed, any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of VCBank or take any action to accelerate the vesting or exercisability of any compensation or benefits payable thereunder, other than actions related to the transactions contemplated by this Agreement.

        (g)    Dispositions.    Sell, transfer, mortgage, license, encumber or otherwise dispose of or discontinue any of its assets, rights, deposits, business or properties outside the ordinary course of business in a transaction that (i) individually is greater than $35,000 or (ii) together with all other such transactions is greater than $75,000; provided, however, no such transactions shall be permitted with an Affiliate of VCBank, except as Previously Disclosed.

        (h)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), including by merger or consolidation, purchasing any equity interest in or making any investment in a partnership or joint venture, all or any portion of the assets, business, securities (other than as permitted by Section 3.1(r)), deposits or properties of any other Person.

        (i)    Capital Expenditures.    Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $100,000 in the aggregate or as Previously Disclosed.

        (j)    Governing Documents.    Amend the VCBank Articles, the VCBank Bylaws or any other governing documents of VCBank or enter into a plan of consolidation, merger, share exchange or reorganization with any Person, or a letter of intent or agreement in principle with respect thereto.

        (k)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

        (l)    Contracts.    Enter into, cancel, fail to renew or terminate any Material Contract, amend or modify in any material respect any of its existing Material Contracts or waive, release, relinquish or assign any Material Contract (or any rights thereunder), other than (1) as otherwise permitted under this Agreement or to (2) to replace any existing contractual arrangement on substantially the same terms as the original agreement, including with respect to pricing and termination.

        (m)    Claims.    Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which VCBank is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by VCBank of an amount which exceeds $65,000 in excess of amounts contributed by insurance and/or would impose any material restriction on the business of VCBank.

        (n)    Banking Operations.    Enter into any new line of business; introduce any new products or services; change its lending, investment, underwriting, pricing, servicing, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority, or the manner in which its investment securities or loan portfolio is classified or reported; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office servicing center or other facility.

        (o)    Marketing.    Introduce any marketing campaigns or any new sales compensation or incentive programs or arrangements, other than in the ordinary course of business consistent with past practices.

        (p)    Derivatives Contracts.    Enter into any Derivatives Contract.

        (q)    Indebtedness.    Incur any indebtedness for borrowed money (other than deposits, escrow balances, federal funds purchased, cash management accounts, FHLB advances, in each case in the ordinary course of business consistent with past practice); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice.

        (r)    Investment Securities.    (i) Acquire or otherwise invest in (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security, mortgage-backed or mortgage-related security or Equity Investment other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of 90 days or less or (ii) dispose of any debt security, mortgage-backed or mortgage-related security or Equity Investment, except in the ordinary course of business consistent with past practice.

        (s)    Loans.    (i) Make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit originated or to be originated by VCBank (collectively, "Loans") in a manner that is inconsistent with VCBank's ordinary course of business or inconsistent with VCBank's lending policies and procedures in effect as of the date of this Agreement (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; (iii) make or commit to make any Loan to, or enter into any transaction with, any directors, officers, employees or any Affiliate of VCBank; or (iv) enter into any Loan securitization or create any special purpose funding entity. For any new credit originated or to be originated by VCBank in an amount in excess of $500,000 and for any renewal, modification, extension or amendment of any classified loan in excess of $250,000, prior to committing to transaction, VCBank shall provide CVCY with a copy of the loan underwriting analysis and credit memo of VCBank and shall consult with CVCY respecting such credit and the basis of VCBank's credit decision, and shall consider any comments raised by CVCY within two (2) business days of receipt of such information.

        (t)    Investments in Real Estate.    Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

        (u)    Adverse Actions.    Take or fail to take any action: (i) that is intended or may reasonably be expected to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time or (y) any of the conditions to the transactions contemplated hereby set forth in this Agreement not being satisfied or (ii) which would reasonably be expected to materially and adversely impair or delay consummation of the transactions contemplated hereby beyond the time period contemplated by this Agreement.

        (v)    Tax Elections, Etc.    Except as expressly contemplated by this Agreement, make or change any Tax election, settle or compromise any Tax liability of VCBank, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of VCBank, enter into any closing agreement with respect to any Taxes or surrender any right to claim a Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return.

        (w)    Antitakeover Statutes.    Take any action (i) that would cause this Agreement or the transactions contemplated hereby to be subject to the provisions of any state antitakeover law or state or territorial law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than CVCY or Central Valley Community Bank) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.

        (x)    Affiliate Transactions.    Enter into any transaction, commitment, arrangement or other activity with a related entity, Affiliate or Subsidiary.

        (y)    Interest on Deposits.    Increase the rate of interest paid on interest-bearing deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices and otherwise consistent with general economic and competitive conditions in VCBank's market area.

        (z)    Commitments.    Enter into any contract with respect to, or otherwise agree, authorize or commit to take, or publicly recommend, propose or announce an intention to take, any of the foregoing actions.

        3.2.    Forbearances of CVCY and Central Valley Community Bank.    Except as expressly contemplated or permitted by this Agreement or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, neither CVCY nor Central Valley Community Bank shall take any action or fail to take any action which would reasonably be expected to materially and adversely impair or delay consummation of the transactions contemplated hereby beyond the time period contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

        4.1.    Disclosure Schedules.    On or prior to the date hereof, VCBank has delivered to CVCY and Central Valley Community Bank, and CVCY and Central Valley Community Bank have delivered to VCBank, a confidential schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article III or Article V. Any information set forth in any one section of a party's Disclosure Schedule shall be deemed to apply to each other applicable section or subsection of that party's Disclosure Schedule if its relevance to the information called for in such section or subsection is reasonably apparent on its face notwithstanding the omission of any cross-reference to such other section.

        4.2.    Representations and Warranties of VCBank.    VCBank hereby represents and warrants to CVCY and Central Valley Community Bank that, except as Previously Disclosed:

        (a)    Organization, Standing and Authority.    VCBank is a corporation duly organized, validly existing and in good standing under the laws of the State of California that is licensed by the CDFI to conduct business as a commercial bank. The deposit accounts of VCBank are insured by the FDIC, in the manner and to the maximum extent provided by applicable law, and VCBank has paid all deposit insurance premiums and assessments required by applicable laws and regulations; and no proceedings for the termination or revocation of such insurance are pending, or to the knowledge of VCBank threatened. The copies of the VCBank Articles, VCBank Bylaws and the other governing documents of VCBank which have previously been made available to CVCY and Central Valley Community Bank are true, complete and correct copies of such documents as in effect on the date of this Agreement. VCBank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. VCBank is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect. The minute books of VCBank contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken by its board of directors (including committees of the board of directors), as well as the shareholders of VCBank.

(b)
Capital Structure.

        (i)    The authorized capital stock of VCBank consists of (i) 1,000,000 shares of VCBank Common Stock, of which 380,322 shares are issued and outstanding and (ii) 2,000,000 shares of preferred stock, of which 200,000 shares have been designated Series A Preferred Stock, none of which are issued and outstanding, and of which 200,000 shares have been designated Series B Preferred Stock, of which 44,687 shares are issued and outstanding. VCBank does not have any other shares of capital stock authorized, designated, issued or outstanding. The VCBank Common Stock, including any shares subject to VCBank's right of repurchase, is held of record and, to VCBank's knowledge, beneficially by the Persons with the addresses and in the amounts and represented by the certificates set forth on Disclosure Schedule 4.02(b)(i) of VCBank, which is accurate and complete in all respects. All outstanding shares of VCBank's capital stock (i) have been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights or similar rights created by statute, the VCBank Articles, the VCBank Bylaws or any agreement to which VCBank is a party, and (ii) have been offered, sold, issued and delivered by VCBank in all material respects in compliance with all applicable laws. There are no declared or accrued but unpaid dividends with respect to any shares of VCBank capital stock.

        (ii)   VCBank has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person.

        (iii)  Other than the VCBank Series B Preferred Stock, there are no Rights or agreements obligating VCBank to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any VCBank capital stock or any capital stock or equity or other ownership interest of VCBank or obligating VCBank to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to VCBank.

        (iv)  Except as required by the Voting Agreements, there are no (i) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of VCBank to which VCBank is a party, by which VCBank is bound, or of which VCBank has knowledge, or (ii) agreements or understandings to which VCBank is a party, by which VCBank is bound, or of which VCBank has knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, "co-sale" rights or "drag-along" rights) of any VCBank capital stock. To the extent required, the holders of VCBank Common Stock and VCBank Series B Preferred Stock have been or will be properly given or shall have properly waived any required notice prior to the Merger.

        (c)    Subsidiaries.    Except shares of FHLB Stock reflected in the VCBank Financial Statements, VCBank does not own, beneficially, directly or indirectly, any Equity Securities or similar interests of any Person or any interest in a partnership or joint venture of any kind.

        (d)    Corporate Power.    VCBank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; VCBank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, in each case, subject to receipt of all necessary approvals of Governmental Authorities.

(e)
Corporate Authority.

        (i)    Subject to the vote of the shareholders of VCBank, this Agreement and the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action of VCBank on or prior to the date hereof and will remain in full force and effect through the Closing. No other corporate or shareholder action is necessary or required to authorize and approve this

Agreement or the transactions contemplated hereby. VCBank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by CVCY and Central Valley Community Bank, this Agreement is a valid and legally binding obligation of each of VCBank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

        (ii)   The VCBank Board has received the opinion of its financial advisor, FIG Partners, L.P., to the effect that, subject to the assumptions, qualifications and limitations set forth therein, as of the date of such opinion, the Per Share Merger Consideration is fair to the holders of VCBank Common Stock from a financial point of view.

        (iii)  The VCBank Board, by a unanimous vote thereof, has adopted resolutions (1) determining that this Agreement and the transactions contemplated herein, including the Merger, are fair to, and in the best interests of, VCBank and its shareholders, (2) approving and declaring advisable this Agreement and the transactions contemplated hereby and (3) recommending that VCBank's shareholders approve and adopt this Agreement.

(f)
Regulatory Approvals; No Defaults.

        (i)    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by VCBank in connection with the execution, delivery or performance by VCBank of this Agreement or to consummate the transactions contemplated hereby, except as Previously Disclosed and except for filings of applications or notices with, and approvals or waivers by, the CDFI, the FDIC and the Federal Reserve Board.

        (ii)   Subject to receipt, or the making, of the consents, approvals, waivers, filings and registrations Previously Disclosed and the expiration of any requisite waiting periods, the execution, delivery and performance of this Agreement by VCBank, and the consummation of the transactions contemplated hereby, do not and will not (A) constitute a breach or violation of, or a default (or an event which, with notice or lapse of time or both would constitute a default) under, or give rise to any right on the part of any third party, any Lien, any acceleration of remedies or any right of termination under, or result in any termination or loss to VCBank of any benefit or right under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of VCBank or to which VCBank or any of its properties is subject or bound, (B) constitute a breach or violation of, or a default under, or contravene or conflict with the VCBank Articles, VCBank Bylaws or other governing documents of VCBank, (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.

        (g)    No Conflict.    The execution, delivery and performance by VCBank of this Agreement and the consummation of the transactions provided for in this Agreement do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the VCBank Articles, the VCBank Bylaws, or other governing documents of VCBank or any Subsidiary, (ii) conflict with or violate any provision of federal or state law or any governmental rule or regulation (assuming receipt of the required approval of any Governmental Entity and receipt of the Requisite Common Shareholder Approval) and (iii) except as set forth in Disclosure Schedule 4.02(g) of VCBank, (A) contravene, conflict with or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) result in the creation of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon, (C) require any consent of any person under, or (D) accelerate the performance required by, the terms of, any material debt instrument, lease, license, covenant, or other agreement or understanding to which VCBank or any of its subsidiaries is a party or by which any of them is bound, any of the properties or assets of VCBank or any of its subsidiaries, or any order, ruling, decree, judgment, arbitration award or stipulation to which VCBank, or any of its subsidiaries is subject.

(h)
Financial Statements; Material Adverse Effect.

        (i)    VCBank has previously delivered or made available to CVCY and Central Valley Community Bank accurate and complete copies of the VCBank Financial Statements. The consolidated statements of financial condition of VCBank as of December 31, 2011, 2010 and 2009 and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years ended December 31, 2011, 2010 and 2009 are accompanied by the audit report of Crowe Horwath, LLP. The VCBank Financial Statements fairly present or, with respect to those as of any date or for any period ending after the date of this Agreement, will fairly present, the financial condition of VCBank as of the respective dates set forth therein, and the consolidated results of operations, changes in shareholders' equity and cash flows (if applicable) of VCBank for the respective periods or as of the respective dates set forth therein.

        (ii)   The VCBank Financial Statements have been or will be, as the case may be, prepared in accordance with GAAP consistently applied during the periods involved, except as stated therein. The audits of VCBank have been conducted in accordance with generally accepted auditing standards of the United States.

        (iii)  Except as Previously Disclosed, since January 1, 2012, (A) VCBank has conducted its business in the ordinary and usual course consistent with past practice, (B) VCBank has not taken nor permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any of the actions set forth in Section 3.01 hereof, and (C) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.02 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to VCBank.

        (iv)  No agreement pursuant to which any loans or other assets have been or shall be sold by VCBank entitled the buyer of such loans or other assets to cause VCBank to repurchase such loan or other asset or the buyer to pursue any other form of recourse against VCBank. All cash, stock or other dividends or any other distribution with respect to the capital stock of VCBank that has been declared, set aside or paid since December 31, 2010 has been Previously Disclosed. Since December 31, 2010, no shares of capital stock of VCBank have been purchased, redeemed or otherwise acquired, directly or indirectly, by VCBank and no agreements have been made by VCBank to do any of the foregoing.

(i)    Legal Proceedings.    No litigation, arbitration, claim or other proceeding before any court or governmental agency is pending against VCBank, individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect with respect to VCBank, and, to the knowledge of VCBank, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding. Neither VCBank nor any of its properties is a party to or subject to any order, judgment, decree or regulatory restriction that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect with respect to VCBank.

(j)
Regulatory Matters.

        (i)    Since January 1, 2010, VCBank has timely and duly filed with or furnished to the appropriate Governmental Authorities in substantially the correct form the monthly, quarterly and annual reports, documents, filings, statements and submissions, together with any amendments thereto, required to be filed or furnished by it under applicable laws and regulations, has paid all fees and assessments due in connection therewith, and such reports, documents, filings, statements and submissions, together with any amendments thereto, and were in all material respects complete and accurate. There are no unresolved violations set forth in any such report, documents, filings, statements and submissions, or any amendments thereto relating to any examinations or inspections by any Governmental Authority of VCBank. Except as Previously Disclosed, in connection with the most recent examination of VCBank by the appropriate Governmental Authorities, VCBank was not required to correct or change any action, procedure or proceeding which VCBank believes in good faith has not been now corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on VCBank.

        (ii)   Neither VCBank nor any of its properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has VCBank adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. VCBank has paid all assessments made or imposed by any Governmental Authority.

        (iii)  Except as Previously Disclosed, no Governmental Authority has initiated since December 31, 2010 or has pending any proceeding, enforcement action or, to the knowledge of VCBank, investigation or inquiry into the business, operations, policies, practices or disclosures of VCBank (other than normal examinations conducted by a Governmental Authority in the ordinary course of the business of VCBank), or, to the knowledge of VCBank, threatened any of the foregoing.

        (iv)  The most recent regulatory rating given to VCBank as to compliance with the Community Reinvestment Act is "Satisfactory." Since the last regulatory examination of VCBank with respect to Community Reinvestment Act compliance, VCBank has not received any complaints as to Community Reinvestment Act compliance.

(k)
Compliance With Laws.    Except as Previously Disclosed, VCBank:

        (i)    is and at all times since December 31, 2009 has been in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of any Governmental Authority applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products or all other applicable bank secrecy laws, fair lending laws and other laws relating to discriminatory business practices and any Order issued with respect to anti-money laundering by the Office of Foreign Assets Control of the U.S. Treasury Department or any other anti-money laundering statute, rule or regulation;

        (ii)   has and at all times since December 31, 2009 has had all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, except where the failure to do so would not have a Material Adverse Effect; all such permits, licenses, franchises, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of VCBank, no suspension or cancellation of any of them is threatened;

        (iii)  has received, since December 31, 2010, no notification or communication from any Governmental Authority (A) asserting that VCBank is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the knowledge of VCBank, do any grounds for any of the foregoing exist);

        (iv)  has devised and maintains a system of internal accounting controls, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP; and

        (v)   has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law.

(l)
Material Contracts; Defaults.

        (i)    Except as Previously Disclosed, VCBank is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) with respect to the employment of any of its directors, officers, employees or consultants, (B) which would entitle any present or former director, officer, employee or agent of VCBank to indemnification from VCBank, (C) which is an agreement (including data processing, software programming, consulting and licensing contracts) not terminable on 60 days or less notice without penalty or other fee and involving the payment or value of more than $50,000 per annum, (D) which is with or to a labor union or guild (including any collective bargaining agreement), (E) which relates to the incurrence of indebtedness for borrowed money, whether as borrower or lender (other than deposit liabilities, advances and loans from the FHLB, and sales of securities subject to repurchase, in each case, in the ordinary course of business), or provides for the imposition of any Liens on any assets of VCBank or the guaranty of the indebtedness of another Person, (F) which grants any Person a right of first refusal, right of first offer, put, call or similar right with respect to any material properties, rights, assets or business of VCBank, (G) which involves the purchase or sale of assets with a purchase price of $50,000 or more in any single case or $100,000 or more in the aggregate, or any acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), other than purchases and sales of investment securities and loans in the ordinary course of business consistent with past practice, (H) which is a consulting agreement, license or service contract (including data processing, software programming and licensing contracts and outsourcing contracts) which involve the payment of $50,000 or more in annual fees, (I) which provides for the payment by VCBank of payments upon a change of control thereof, (J) which is a lease for any real or material personal property owned or presently used by VCBank, (K) which materially restricts the conduct of any business by VCBank or limits the freedom of VCBank to engage in any line of business in any geographic area (or would so restrict VCBank after consummation of the transactions contemplated hereby) or which requires exclusive referrals of business or requires VCBank to offer specified products or services to their customers or depositors on a priority or exclusive basis, (L) that relates to intellectual property (as such term defined in Section 4.2(v)), (M) contains any provision that requires the purchase of all of VCBank's requirements for a given product or service from a given third party, or obligates VCBank to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate CVCY or Central Valley Community Bank to conduct business on an exclusive or preferential basis with any third party; (N) which is a partnership, joint venture or similar contract, agreement or arrangement; (O) containing any standstill or similar provision pursuant to which one Person has agreed not to acquire assets or securities of another Person; (P) which is with respect to, or otherwise commits VCBank to do, any of the foregoing, or (Q) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) (all of the foregoing collectively, "Material Contracts").

        (ii)   Each Material Contract is valid and binding on VCBank and is in full force and effect (other than due to the ordinary expiration thereof) and, to the knowledge of VCBank, is valid and binding on the other parties thereto. Neither VCBank, nor, to the knowledge of VCBank, any other parties thereto, is in material default under any Material Contract and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as provided in this Agreement, no power of attorney or similar authorization given directly or indirectly by VCBank is currently outstanding.

        (iii)  All outstanding loans from VCBank to its officers and directors have been Previously Disclosed, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(m)    No Brokers.    Other than VCBank engagement of FIG Partners, L.P., no action has been taken by VCBank that would give rise to any valid claim against any party hereto for an advisory fee,

brokerage fee or commission, finder's fee or other like payment with respect to the transactions contemplated hereby.

(n)
Employee Benefit Plans.

        (i)    Disclosure Schedule 4.2(n) of VCBank lists all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of VCBank or any trade or business (whether incorporated or not) that together with VCBank would be treated as a single employer within the meaning of ERISA section 4001(b)(1) or Code Section 414(b), (c) or (m) (the "Employees") and current or former directors or independent contractors of VCBank or any trade or business (whether incorporated or not) that together with VCBank would be treated as a single employer within the meaning of ERISA section 4001(b)(1) or Code Section 414(b), (c) or (m), including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and severance, employment, change in control, fringe benefit, deferred compensation, retirement, pension, profit sharing split dollar, salary continuation, stock option, stock purchase, stock appreciation rights, stock based, incentive bonus, hospitalization, medical, disability, life or other insurance, supplemental unemployment plans, agreements, programs, policies or other arrangements (the "Benefit Plans"). VCBank has previously made available to CVCY and Central Valley Community Bank true and complete copies of (A) all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto; (B) the most recent annual report (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service ("IRS") or Department of Labor (the "DOL"), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Benefit Plan; (C) for each Benefit Plan which is a "top-hat" plan, a copy of filings with the DOL; (D) the most recent determination letter issued by the IRS for each Benefit Plan that is intended to be "qualified" under Section 401(a) of the Code; (E) the most recent summary plan description and any summary of material modifications, as required, for each Benefit Plan; (F) the most recent actuarial report, if any relating to each Benefit Plan; (G) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan; and (H) the most recent summary annual report for each Benefit Plan required to provide summary annual reports by Section 104 of ERISA. Disclosure Schedule 4.2(n) of VCBank sets forth, for each Benefit Plan, (1) a brief summary of the Benefit Plan, (2) each participant in the Benefit Plan and (3) the amounts paid or to be paid, or accrued or to be accrued by VCBank in connection with this Agreement and the transactions contemplated herein under the Benefit Plan.

        (ii)   Each Benefit Plan has been established and administered to date in all material respects in accordance with the applicable provisions of ERISA, the Code and applicable law and with the terms and provisions of all documents, contracts or agreements pursuant to which such Benefit Plan is maintained. Each Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and VCBank is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. VCBank has not received any correspondence or written or verbal notice from the IRS, DOL, any other governmental agency, any participant in or beneficiary of, a Benefit Plan, or any agent representing any of the foregoing that brings into question the qualification of any such Benefit Plan. There is no material pending or, to VCBank's knowledge, threatened litigation relating to the Benefit Plans. VCBank has not engaged in a transaction with respect to any Benefit Plan or Pension Plan that could subject it to a tax or penalty imposed by Section 4975 or 4976 of the Code or Section 502(i) or (l) of ERISA in an amount which would be material. There are no matters pending before the IRS, DOL or other governmental agency with respect to any Benefit Plan. No Benefit Plan or related trust has been the subject of an audit, investigation or examination by a Governmental Authority.

        (iii)  No liability under Title IV of ERISA has been or is expected to be incurred by VCBank with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by it or a single-employer plan of any entity which is considered one employer with VCBank under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). With respect to any ERISA Plan that is a "multiemployer plan," as such term is defined in Section 3(37) of ERISA, (a) neither VCBank nor any ERISA Affiliate has, since September 26, 1980, made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203 and 4205 of ERISA, (b) no event has occurred that presents a material risk of a complete or partial withdrawal, (c) neither VCBank nor any ERISA Affiliate has any contingent liability under Section 4204 of ERISA, (d) no circumstances exist that present a material risk that any such multiemployer plan will go into reorganization, and (e) the aggregate withdrawal liability of VCBank and any ERISA Affiliates, computed as if a complete withdrawal by VCBank and all of its ERISA Affiliates had occurred under each such multiemployer plan on the date hereof, would be zero (0). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate or will be required to be filed in connection with the transactions contemplated hereby. There has been no termination or partial termination, as defined in Section 411(d) of the Code and the regulations thereunder, of any Pension Plan.

        (iv)  All contributions required to be made and premiums required to be paid under the terms of any Benefit Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. VCBank has not provided, nor is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

        (v)   VCBank has no obligations for retiree health and life benefits under any Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. VCBank may amend or terminate any such Benefit Plan in accordance with and to the extent permitted by their terms at any time without incurring any liability thereunder. No event or condition exists with respect to a Benefit Plan that could subject VCBank to a material tax under Section 4980B of the Code.

        (vi)  Neither the execution of this Agreement nor consummation of the transactions contemplated hereby, either alone or in connection with a subsequent event, (A) entitle any Employees or any current or former director or independent contractor of VCBank to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans, (D) result in any payment that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (E) obligate VCBank to compensate, reimburse or make any additional payment to any Employee or any current or former director or independent contractor because of the imposition of an excise tax (including any interest or penalties related thereto) under Code Section 4999, or (F) result in any payment or portion of any payment that would not be deductible by VCBank under Section 162(m) of the Code when paid.

        (vii) All required reports and descriptions (including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions) have been timely filed or distributed appropriately with respect to each Benefit Plan. All required tax filings with respect to each Benefit Plan have been timely made, and any taxes due in connection with such filings have been paid.

        (viii)  No Benefit Plan is or has been funded by, associated with, or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code, a "welfare benefit fund" within the meaning of Section 419 of the Code, a "qualified asset account" within the meaning of Section 419A of the Code or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

        (ix)  VCBank has timely delivered all disclosures which are required under Department of Labor regulations 29 C.F.R. §2550.404a-5 to participants in Benefit Plans that are participant-directed individual account plans, in accordance with such regulations.

        (x)   VCBank has timely received complete fee disclosures required under ERISA section 408(b)(2) from all covered Benefit Plan service providers and has determined that all fees paid or to be paid from covered Benefit Plans are reasonable.

        (o)    Labor Matters.    VCBank is not a party to nor bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is VCBank the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel VCBank to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to VCBank's knowledge, threatened, nor is VCBank aware of any activity involving VCBank' employees seeking to certify a collective bargaining unit or engaging in other organizational activity. VCBank has paid in full all wages, salaries, commissions, bonuses, benefits and other compensation due to its employees or otherwise arising under any policy, practice, agreement, plan, program, statute or other law. As of the date hereof, there are no actions, suits, proceedings, government investigations, or labor grievances pending, or, to the knowledge of VCBank, threatened relating to any employment related matter involving any Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. VCBank believes that its relations with its employees are good. As of the date hereof, no executive officer (as defined in Rule 501(f) promulgated under the Securities Act) of VCBank has notified VCBank that such officer intends to leave the VCBank or otherwise terminate such officer's employment with VCBank. To the knowledge of VCBank, no executive officer of VCBank is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and to the knowledge of VCBank, the continued employment of each such executive officer does not subject VCBank to any liability with respect to any of the foregoing matters. VCBank is in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, California Labor Code section 1400 et seq., and any other similar applicable foreign, state, or local laws relating to facility closings and layoffs. All independent contractors of VCBank are properly classified under applicable state and federal law, and VCBank is in compliance with California Labor Code 226.8.

        (p)    Environmental Matters.    There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations, remediation activities or governmental investigations of any nature seeking to impose or which could impose on VCBank or any real property currently or formerly owned or operated by VCBank, or any real property in which VCBank has held or holds a security interest, Lien or a fiduciary or management role ("VCBank Loan Property"), any liability or obligation arising under any Environmental Laws pending or, to the knowledge of VCBank, threatened, which liability or obligation could have, individually or in the aggregate, a Material Adverse Effect on VCBank. To the knowledge of VCBank, there is no reasonable basis for any such proceeding, claim, action, environmental remediation or investigation that could impose any liability or obligation that could have or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on VCBank. VCBank is in compliance, and has at all times complied, in all material respects with applicable Environmental Laws. In addition, and irrespective of such compliance, VCBank is not subject to any liability for any exposure to any Hazardous Substance or any contamination, environmental remediation or clean-up obligations pursuant to any Environmental Law, which liability, individually or in the aggregate, would reasonably be expected to have a material impact on the consummation of the transactions contemplated by this Agreement. To VCBank's knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by VCBank, or any VCBank Loan Property, has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result, in a Material Adverse Effect with respect to VCBank. VCBank could not be deemed the owner or operator of, nor has it participated in the management of, any VCBank Loan Property, any property of VCBank or any other real property which has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result, in a Material Adverse Effect with respect to VCBank. To VCBank's knowledge, VCBank has no liability for any Hazardous Substance disposal or contamination on any third party property. Neither VCBank nor to VCBank's knowledge, any Person whose liability VCBank has assumed whether contractually or by operation of law, has received any notice, demand letter, claim or request for information alleging any material violation of, or material liability under, any Environmental Law. VCBank is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law. To VCBank's knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving VCBank, any currently or formerly owned or operated property, any VCBank Loan Property, or, to VCBank's knowledge, any Person whose liability VCBank has assumed whether contractually or by operation of law, that could reasonably be expected to result in any material claims, liability or investigations against VCBank, result in any material restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any VCBank Loan Property or property of VCBank. VCBank has provided to CVCY and Central Valley Community Bank true and correct copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or reasonably available to it relating to VCBank, any currently or formerly owned or operated property of VCBank and VCBank Loan Property. VCBank has complied, and is in compliance, with all FDIC guidelines concerning environmental due diligence and risk management in lending, loan administration, workout and foreclosure activities including FDIC Bulletin FIL-14-93, and update FIL-98-2006.

        As used herein, the term "Environmental Laws" means any federal, state, local or foreign law, statute, code, ordinance, injunction, regulation, order, decree, permit, authorization, opinion or agency or Governmental Authority requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (C) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance;

and the term "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum, petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, radon or urea-formaldehyde insulation, or (C) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

        (q)    Tax Matters.

        (i)    VCBank has no knowledge of any circumstances that could be expected to prevent its Chief Financial Officer from certifying, on behalf of VCBank, the accuracy of the representations included in the form attached as Annex E hereto as of the Closing Date.

        (ii)   VCBank has duly and timely filed all Tax Returns required to have been filed by it, taking into account any properly granted extensions of time to file, with the appropriate taxing authorities, and such Tax Returns are true, correct and complete and none of such Tax Returns has been amended;

        (iii)  All Taxes required to be paid or remitted by VCBank have been timely paid or remitted, including all Taxes shown as due and owing on all Tax Returns, all Taxes assessed or reassessed by any Governmental Authority, all Taxes held in trust or deemed to be held in trust for a Governmental Authority and all installments on account of Taxes for the current year or, where payment is not yet due, VCBank has made adequate provision for such Taxes in the VCBank Financial Statements in accordance with GAAP. The most recent VCBank Financial Statement reflects an adequate reserve (in accordance with GAAP) for all Taxes payable by VCBank through the date of such financial statements;

        (iv)  VCBank and its officers, directors or any employee responsible for Tax matters have complied with all rules and regulations relating to the withholding of Taxes, remittance of withheld Taxes, information reporting, and the payment or remittance of other amounts due in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and has collected and maintained all requisite certifications and documentation in valid and complete form with respect to any such obligations, including, without limitation, valid Internal Revenue Service Forms W-8 and W-9;

        (v)   VCBank has not granted a waiver or other consent regarding the application of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request for any such waiver, extension or consent been made;

        (vi)  VCBank has not been a party to, or a promoter of, any transaction that would constitute a "reportable transaction" or "listed transaction" within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b);

        (vii) no position has been taken on any Tax Return with respect to the business or operations of VCBank that is contrary to any publicly announced position of a Governmental Authority, or that is substantially similar to any position that a Governmental Authority has successfully challenged in the course of an audit, investigation or examination of a Tax Return of VCBank, or to VCBank's knowledge, an audit, investigation or examination of any other Person;

        (viii)  the unpaid Taxes of VCBank (a) do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect temporary difference between book and Tax income) as shown on VCBank's balance sheet dated September 30, 2012 and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with GAAP;

        (ix)  VCBank is not currently the beneficiary of any extension of time within which to file any Tax Returns;

        (x)   there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of VCBank;

        (xi)  no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings are pending, ongoing or being conducted or, to VCBank's knowledge, threatened, with respect to any Taxes of VCBank;

        (xii) VCBank has not received from any taxing authority (including jurisdictions in which VCBank has not filed Tax Returns) any (a) notice indicating an intent to open an audit or other review, (b) request for information related to Tax matters or (c) notice of deficiency or proposed adjustment for any amount of Tax, nor have any of the foregoing been threatened, proposed, asserted or assessed by any Governmental Authority against VCBank. No claim has ever been made by any taxing authority in a jurisdiction where VCBank does not file Tax returns that VCBank is or may be subject to Tax in that jurisdiction;

        (xiii)  VCBank is not a party to, bound by or liable for Taxes of any other Person pursuant to a tax indemnity, tax sharing or other similar agreement;

        (xiv) VCBank has never been a member of a group with which it has filed (or been required to file) Tax Returns on a consolidated, combined, unitary or similar basis;

        (xv) VCBank is not currently liable, nor does VCBank have any potential liability, for the Taxes of another Person (A) under Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or foreign law), (B) as transferee or successor, or (C) by contract or indemnity or otherwise;

        (xvi) VCBank has never been either a "distributing corporation" or a "controlled corporation" in connection with a distribution of stock qualifying for tax-free treatment, in whole or in part, under Section 355 of the Code;

        (xvii)  VCBank has neither been nor will be a "United States real property holding corporation" within the meaning of Section 897 of the Code during the five year period ending on the Closing Date; and

        (xviii)  VCBank will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, and has not agreed to make, nor is it required to make, any other adjustment to the Taxes of VCBank, as a result of: (a) Section 481(a) of the Code or any comparable provision of state, local or foreign Tax laws by reason of a change in accounting method or otherwise, (b) any "closing agreement" as described in Section 7121 of the Code or similar state or local Tax law executed on or prior to the Closing Date, (c) installment sale or open transaction disposition made on or prior to the Closing Date, (d) prepaid amount received on or prior to the Closing Date, (e) any item having been reported on the completed contract method of accounting or the percentage of completion method of accounting, or (f) other action taken prior to the Closing Date.

        (r)    Risk Management Instruments.    Except as Previously Disclosed, VCBank is not a party to, or has agreed to enter into, a Derivatives Contract. "Derivatives Contracts" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

        (s)    Loans; Nonperforming and Classified Assets.

        (i)    Each Loan on the books and records of VCBank was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of VCBank, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles.

        (ii)   VCBank has Previously Disclosed with respect to itself and VCBank as of the latest practicable date prior to the date of this Agreement: (A) any Loan under the terms of which the obligor is 30 or more days delinquent in payment of principal or interest, or to the knowledge of VCBank, in default of any other material provision thereof; (B) each Loan which has been classified as "substandard," "doubtful," "loss" or "special mention" (or words of similar import) by VCBank, or an applicable regulatory authority; (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (D) each Loan with any director or executive officer of VCBank or an Affiliate of VCBank.

        (t)    Properties.    All real property owned or leased by VCBank and used by it for its branch operations, or otherwise used by it in the conduct of its business or otherwise owned by it, has been Previously Disclosed. With respect to such real property that is owned by VCBank, VCBank has good and marketable and insurable title, free and clear of all Liens, leases or other imperfections of title or survey, except for the Permitted Encumbrances (as hereinafter defined). With respect to such real property that is leased by VCBank, VCBank has a good and marketable leasehold estate in and to such property, free and clear of all Liens, leases and other imperfections of title or survey, except for the Permitted Encumbrances. "Permitted Encumbrances" shall mean (i) Liens for current taxes and assessments not yet due and payable and for which adequate reserves have been established, (ii) Liens set forth in policies for title insurance of such properties delivered to CVCY and Central Valley Community Bank that have been accepted in writing by CVCY and Central Valley Community Bank, or (iii) as Previously Disclosed. VCBank has delivered true, correct and complete copies of such lease(s), together with all amendments thereto, to CVCY and Central Valley Community Bank; any such lease is in full force and effect and will not lapse or terminate prior to the Closing Date; neither VCBank nor the landlord thereunder is in default of any of their respective obligations under any such lease and any such lease constitutes the valid and enjoyable obligations of the parties thereto; the transactions contemplated hereby will not require the consent of any landlord under any such lease, or such consent shall have been obtained; and, with respect to any mortgage, deed of trust or other security instrument which establishes a Lien on the fee interest in any real property subject to any such lease, VCBank has the benefit of a non-disturbance agreement from the holder or beneficiary of such mortgage, deed of trust or other security instrument that provides that VCBank' use and enjoyment of the real property subject to such lease will not be disturbed as a result of the landlord's default under any such mortgage, deed of trust or other security instrument, provided VCBank is not in default of any of its obligations pursuant to any such lease beyond the expiration of any notice and cure periods. All real and personal property owned by VCBank or presently used by it in its business is in good condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. VCBank has good and marketable and insurable title, free and clear of all Liens to all of its material properties and assets, other than real property, except (1) pledges to secure deposits incurred in the ordinary course of its banking business consistent with past practice, (2) such imperfections of title and encumbrances, if any, as are not material in character, amount or extent and (3) as Previously Disclosed. All personal property which is material to VCBank' business and leased or licensed by VCBank is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

        (u)    Intellectual Property.    Except as Previously Disclosed, VCBank owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks, trademarks and other intellectual property rights used in its businesses (the "Proprietary Rights"), free and clear of any material Liens, all of which have been Previously Disclosed and VCBank has not received any notice of conflict or allegation of invalidity with respect thereto or that asserts the intellectual property rights of others. To the knowledge of VCBank, the operation of the business of VCBank does not infringe or violate the intellectual property of any third party. VCBank has performed in all material respects all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing. The validity, continuation and effectiveness of all licenses, contracts and other agreements relating to the Proprietary Rights used in or necessary for the conduct of the business of VCBank as now conducted or as would reasonably be expected to be conducted in the future consistent with general banking business in the United States, the current terms thereof, and the rights of VCBank in and to VCBank's Proprietary Rights will not be adversely affected by the consummation of the transactions contemplated by this Agreement. VCBank has taken commercially reasonable measures to protect the Proprietary Rights used in its businesses, including the confidentiality and value of all trade secrets that are owned, used or held by VCBank, including by maintaining policies that require employees, licensees, consultants or other third parties with access to such trade secrets to keep such trade secrets confidential ("Confidentiality Policies"). To the knowledge of VCBank, such Confidentiality Policies have not been violated by any employees, licensees, consultants or other third parties who have been granted access to such trade secrets. The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment (collectively, the "IT Assets") of VCBank operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by VCBank in connection with its business, and have not materially malfunctioned or failed within the past five (5) years. To the knowledge of VCBank, no Person has gained unauthorized access to the IT Assets. VCBank has implemented and has verifiable functionality of reasonable identity management, backup, archive, security and disaster recovery technology and processes consistent with industry practices. VCBank has taken commercially reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of confidential employee, customer financial and other information, and are compliant with all applicable Law with respect to data protection and privacy.

        (v)    Fiduciary Accounts.    VCBank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws, regulations and common laws. Neither VCBank nor any of its directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

        (w)    Books and Records.    The books, records, systems, data and information of VCBank (i) have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of VCBank and (ii) are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of VCBank (including all means of access thereto and therefrom).

        (x)    Insurance.    VCBank has Previously Disclosed, and provided true, correct and complete copies of, all of the material insurance policies, binders, or bonds currently maintained by VCBank ("Insurance Policies"). VCBank is insured with reputable insurers against such risks and in such amounts as the management of VCBank have reasonably determined to be prudent in accordance with industry practices; all the Insurance Policies are in full force and effect; VCBank is not in material default thereunder; and all claims thereunder have been filed in due and timely fashion and all of the Insurance Policies are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Closing Date.

        (y)    Allowance For Loan Losses.    VCBank's allowance for loan losses is, and the Closing Allowance shall be as of the Closing Date, in compliance with VCBank's existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by GAAP, applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.

        (z)    Transactions With Affiliates.    Except as Previously Disclosed, there are no existing or pending transactions, nor are there any agreements or understandings, with any shareholders, directors, officers or employees of VCBank or any Affiliate of VCBank, relating to, arising from or affecting VCBank, including without limitation, any transactions, arrangements or understandings relating to the purchase or sale of goods or services, the lending of monies or the sale, lease or use of any assets of VCBank, with or without adequate compensation, in any amount whatsoever. All outstanding loans from VCBank to its officers and directors have been Previously Disclosed, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof, and such loans (i) were originated in compliance with all applicable Laws, (ii) were made in the ordinary course of business, and on the same terms, including interest rate an collateral, as those prevailing at the time for comparable arms'-length transactions, (iii) did not involve more that the normal risk of collectability or present other unfavorable features, and (iv) were not granted under conditions where the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O of the Federal Reserve Board.

        (aa)    Material Facts.    No statement contained in this Agreement, including the Disclosure Schedule of VCBank, or any certificate furnished or to be furnished by or at the direction of VCBank to CVCY or Central Valley Community Bank or pursuant to the provisions of this Agreement, contains or shall contain any untrue statement of a material fact or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

        4.3.    Representations and Warranties of CVCY and Central Valley Community Bank.    Each of CVCY and Central Valley Community Bank hereby represent and warrant to VCBank that, except as Previously Disclosed:

        (a)    Organization, Standing and Authority.    CVCY is a corporation duly organized and validly existing under the laws of the State of California. CVCY is duly registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act. CVCY has the requisite authority from the Federal Reserve Board, CDFI and FDIC to own and control Central Valley Community Bank. Central Valley Community Bank is a bank duly organized and validly existing under the laws of the State of California. Central Valley Community Bank is duly authorized by the CDFI to conduct business as a commercial bank. Each of CVCY and Central Valley Community Bank is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where failure to be so licensed or qualified would not materially impair the ability of CVCY or Central Valley Community Bank to perform their respective obligations under this Agreement or materially impede the consummation of the transactions contemplated hereby, or would not otherwise have a material adverse effect on the business or operations of CVCY or Central Valley Community Bank. Each of CVCY and Central Valley Community Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, except where failure to be so licensed or qualified would not materially impair the ability of CVCY or Central Valley Community Bank to perform their respective obligations under this Agreement or materially impede the consummation of the transactions contemplated hereby, or would not otherwise have a material adverse effect on the business or operations of CVCY or Central Valley Community Bank.

        (b)    Corporate Power.    Each of CVCY and Central Valley Community Bank has, the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Each of CVCY and Central Valley Community Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of all necessary approvals of Governmental Authorities.

        (c)    Corporate Authority.    This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of CVCY and Central Valley Community Bank on or prior to the date hereof. This Agreement has been duly executed and delivered by CVCY and Central Valley Community Bank and, assuming due authorization, execution and delivery by VCBank, this Agreement is a valid and legally binding agreement of each of CVCY and Central Valley Community Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

        (d)    Regulatory Approvals; No Defaults.

        (i)    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by CVCY, Central Valley Community Bank, or any of their affiliates in connection with the execution, delivery or performance by CVCY or Central Valley Community Bank of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications or notices with, and approvals or waivers by the CDFI, the FDIC and the Federal Reserve Board (ii) the filing and effectiveness of an SEC registration statement on Form S-4 or the filing of a permit application for and the issuance of the California Permit by the California Department of Corporations, and (iii) the filing of the merger agreement with the California Secretary of State and the CDFI with respect to the Merger.

        (ii)   Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph, the execution, delivery and performance of this Agreement by CVCY and Central Valley Community Bank the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of CVCY or Central Valley Community Bank by which any of their respective properties are subject or bound, (B) constitute a breach or violation of, or a default under the governing documents of CVCY or Central Valley Community Bank or (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.

        (e)    Capitalization.    The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of CVCY (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of CVCY) has been set forth in the SEC Reports (defined below). All of the outstanding shares of capital stock of CVCY are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance in all material respects with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase any capital stock of

CVCY. Except as specified in the SEC Reports: (i) no shares of CVCY's outstanding capital stock are subject to preemptive rights or any other similar rights; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of CVCY or contracts, commitments, understandings or arrangements by which CVCY or Central Valley Community Bank is or may become bound to issue additional shares of capital stock of CVCY or Central Valley Community Bank or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of CVCY or a Subsidiary, other than those issued or granted pursuant to contracts or equity or incentive plans or arrangements described in the SEC Reports; (iii) there are no material outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of CVCY or Central Valley Community Bank or by which CVCY or Central Valley Community Bank is bound; and (iv) CVCY and Central Valley Community Bank have no liabilities or obligations required to be disclosed in the SEC Reports but not so disclosed in the SEC Reports, which, individually or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect on CVCY or Central Valley Community Bank. The shares of CVCY Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

        (f)    SEC Reports.    CVCY has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since January 1, 2012 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports"). As of their respective filing dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of CVCY has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

        (g)    Financial Statements.    The financial statements of CVCY included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the balance sheet of CVCY and its consolidated Subsidiaries taken as a whole as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, which would not be material, either individually or in the aggregate.

        (h)    Tax Matters.    CVCY and each of its Subsidiaries has (i) filed all material Tax Returns that they are required to have filed, and all such Tax Returns are true, correct and complete in all material respects, and (ii) paid all material Taxes that they are required to have paid, other than Taxes (x) currently payable without penalty or interest, or (y) being contested in good faith by appropriate proceedings.

        (i)    Material Changes.    Since the date of the latest audited financial statements included within the SEC Reports, except as disclosed in subsequent SEC Reports filed prior to the date hereof, there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CVCY.

        (j)    Regulatory Matters.

        (iv)  Neither CVCY, Central Valley Community Bank nor any of their respective Affiliates nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Governmental Authority.

        (v)   Neither CVCY nor Central Valley Community Bank has been advised by, nor does either CVCY or Central Valley Community Bank have knowledge of facts which could reasonably be expected to give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

        (vi)  The most recent regulatory rating given to Central Valley Community Bank as to compliance with the Community Reinvestment Act is "Satisfactory" or higher. Since the last regulatory examination of Central Valley Community Bank with respect to Community Reinvestment Act compliance, Central Valley Community Bank has not received any complaints from a Governmental Authority as to Community Reinvestment Act compliance.

        (k)    Insurance.    CVCY and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as CVCY believes to be prudent and customary in the businesses and locations in which CVCY and the Subsidiaries are engaged. Neither CVCY nor any of its Subsidiaries has received any notice of cancellation of any such insurance, nor, to CVCY's knowledge, will it or any Subsidiary be unable to renew their respective existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on CVCY.

        (l)    Legal Proceedings.    There is no injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon CVCY, Central Valley Community Bank or their respective assets which would prevent or delay the consummation of the transactions contemplated hereby by CVCY or Central Valley Community Bank.

        (m)    No Brokers.    Other than CVCY's engagement of Sandler O'Neill + Partners, L.P. ("Sandler O'Neill"), whose fees and costs will be borne by CVCY, no action has been taken by CVCY, or Central Valley Community Bank that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated hereby.

        (n)    Financing.    Subject to the receipt of any necessary regulatory approvals to pay a cash dividend from Central Valley Community Bank to CVCY to fund all or any portion of the Aggregate Cash Consideration, Central Valley Community Bank has, and will have available to it at the Effective Time, immediately available funds necessary to consummate the transactions contemplated hereby and to pay the cash portion of the Aggregate Merger Consideration.

        (o)    Tax Matters.    CVCY has no knowledge of any circumstances that could be expected to prevent an executive officer of CVCY from certifying, on behalf of CVCY, the accuracy of the representations included in the form attached as Annex F hereto as of the Closing Date.

 ARTICLE V
COVENANTS

        5.1.    Reasonable Efforts.    Subject to the terms and conditions of this Agreement, VCBank, on the one hand, and CVCY and Central Valley Community Bank, on the other hand, agree to use their commercially reasonable efforts in good faith, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other parties hereto to that end.

        5.2.    Regulatory Filings.

        (a)   Subject to the other provisions of this Agreement, CVCY, Central Valley Community Bank and VCBank shall cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated hereby; and any initial filings with Governmental Authorities shall be made by CVCY or Central Valley Community Bank as soon as reasonably practicable after the execution hereof and in any event, with respect to any filings seeking approval to consummate the Merger, within 45 days.

        (b)   Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries (if applicable), directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries (if applicable) to any third party or Governmental Authority.

        5.3.    Registration Statement.    It is intended that the CVCY Common Stock to be issued pursuant to this Agreement will be registered under the Securities Act on Form S-4 with the SEC (the "Registration Statement"). CVCY and VCBank shall use their commercially reasonable efforts to file, within 60 days of the date of this Agreement, subject to applicable Law and CVCY's eligibility to make such a filing, for purposes of registering under the Securities Act the offering and issuance of the shares of CVCY Common Stock to be issued in the Merger, in which case:

        (a)   VCBank shall promptly advise CVCY, and CVCY shall promptly advise VCBank, in writing if at any time it shall have obtained knowledge of any facts that might make it necessary or appropriate to amend or supplement the Registration Statement or the Proxy Statements and/or prospectus to be sent to Shareholders in connection with VCBank Shareholders Meeting, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Law, and VCBank and CVCY shall cooperate in filing with the SEC or its staff or any other government officials, and/or delivering to the holders of VCBank capital stock, any such amendment or supplement;

        (b)   VCBank and CVCY shall prepare, and CVCY shall file with the SEC, the Registration Statement, which shall include the Proxy Statement, and CVCY shall use its commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable thereafter;

        (c)   each party hereto shall notify the other promptly of the receipt of any comments from the SEC or its staff and or any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement or the Proxy Statement or any other filing or for additional information and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement or the Proxy Statement or other filing;

        (d)   the Registration Statement, the Proxy Statement and any other materials submitted to the Shareholders in connection with VCBank Shareholders' Meeting will comply in all materials respects with applicable Law;

        (e)   the information supplied by VCBank for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is filed, amended, supplemented or declared effective and (ii) the Effective Time or the date of VCBank Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

        (f)    the information supplied by the CVCY for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is filed, amended, supplemented or declared effective and (ii) the Effective Time or the date of VCBank Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and

        (g)   if the SEC requires a tax opinion in connection with the filing of the Registration Statement, (i) CVCY shall use its commercially reasonable efforts to cause its counsel to provide such opinion addressed to CVCY and (ii) VCBank shall use its commercially reasonable efforts to cause its counsel to provide such opinion addressed to VCBank; provided, that the issuance of such opinions shall be conditioned upon the receipt by such counsels of customary representation letters from each of VCBank, Central Valley Community Bank and CVCY in a form reasonably agreed to by the parties, and the parties shall otherwise reasonably cooperate with each other in the issuance of such legal opinions.

        5.4.    Nasdaq Global Select Market.    CVCY shall use its commercially reasonable efforts to cause the shares of CVCY Common Stock issuable in connection with the Merger to be authorized for listing on The Nasdaq Global Select Market ("Nasdaq"), as of the Effective Time.

        5.5.    Press Releases.    CVCY, Central Valley Community Bank and VCBank shall consult with each other before issuing any press release with respect to the transactions contemplated hereby or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other parties, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other parties (but after such consultation, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the securities exchange on which it trades, to the extent applicable.

        5.6.    Access; Information.

        (a)   Upon reasonable notice from CVCY and subject to applicable laws relating to the exchange of information, VCBank shall afford CVCY, Central Valley Community Bank and their respective officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and advisors of VCBank and to such other information relating to VCBank as CVCY or Central Valley Community Bank may reasonably request and, during such period, it shall furnish to CVCY and Central Valley Community Bank all information concerning the business, properties and personnel of VCBank as CVCY or Central Valley Community Bank may reasonably request. Upon reasonable notice from VCBank and subject to applicable laws relating to the exchange of information, CVCY and Central Valley Community Bank shall afford VCBank and their respective officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and advisors of CVCY and Central Valley Community Bank and to such other information relating to CVCY or Central Valley Community Bank as VCBank may reasonably request and, during such period, it shall furnish to VCBank all information concerning the business, properties and personnel of CVCY or Central Valley Community Bank as VCBank may reasonably request.

        (b)   Until the Effective Time, a representative of CVCY shall be entitled and shall be invited to attend meetings of the Board of Directors of VCBank and all committees thereof. At least five (5) days' prior to written notice of the dates, times and places of such meetings shall be given to CVCY except that in the case of special meetings CVCY shall receive the same number of days' prior notice as the directors of VCBank receive for such meetings; provided, however, that such representative shall excuse himself or herself from any portion of any such meetings that (i) relate to this Agreement or the transactions contemplated thereby, or the exercise of any rights thereunder, by VCBank, (ii) involve discussions between the Board of Directors or Loan Committees and legal counsel for VCBank that are entitled to be protected from disclosure under an attorney-client privilege which would be lost due to the presence of such representative of CVCY, or (iii) constitute the Executive Session of any Board of Directors meeting. VCBank shall furnish CVCY, as soon as practicable, and in any event within five (5) days after it is prepared, or concurrent with distribution to the Board of Directors or any committees thereof if prepared for such purpose, a copy of any report or agenda submitted to the Board of Directors of VCBank or any of its committees and access to the working papers and materials related thereto prepared for and distributed to the Board of Directors, whether prior to, at or subsequent to a meeting, provided, however, that VCBank need not furnish CVCY any materials relating to deliberations of the Board of Directors of VCBank, as the case may be, with respect to (i) this Agreement, or the transactions contemplated thereby, or the exercise of any rights thereunder, by VCBank, (ii) communications of legal counsel of VCBank with the Board of Directors or officers of VCBank regarding VCBank's rights against or obligations to CVCY or Central Valley Community Bank under this Agreement, or (iii) books, records and documents covered by the attorney-client privilege or which are attorneys' work product. Without limiting the generality of the foregoing, VCBank shall provide to Central Valley Community Bank a list of all loans, which when aggregated with all other loans outstanding or committed to each customer and its affiliates would exceed $250,000 for such customer and its affiliates, scheduled to be considered by the VCBank Loan Committee and, within five (5) days following such meetings, a copy of the related credit authorization documentation. The Board or committee materials to be distributed to CVCY pursuant to this Section 5.7(b) shall be delivered to Daniel J. Doyle at the address listed in Section 8.7 hereof.

        (c)   VCBank shall cooperate, and use its commercially reasonable efforts to cause its independent auditor to cooperate, at VCBank's expense, with CVCY and its independent auditor in order to enable CVCY and its Affiliates to prepare financial statements, including, without limitation, pro forma financial information, for VCBank that may be required by CVCY or Central Valley Community Bank in connection with the filing of regulatory applications with Governmental Authorities or otherwise required in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, VCBank agrees that it will: (i) consent to the use or incorporation of such audited and/or reviewed financial statements in any registration statement, periodic report or other document that it is required to be delivered to shareholders of CVCY or filed by CVCY or any of its Subsidiaries or Affiliates and (ii) execute and deliver, and cause its officers to execute and deliver (including former officers of VCBank after the Closing), such "representation" letters as are customarily delivered in connection with audits and as the independent auditors or VCBank or CVCY may respectively reasonably request under the circumstances.

        (d)   Until the Effective Time, CVCY and Central Valley Community Bank shall furnish VCBank, as soon as practicable, and in any event within five (5) days after it is prepared, or concurrent with distribution to the Board of Directors or any committees thereof if prepared for such purpose, a copy of any material report or agenda submitted to the Board of Directors of CVCY and Central Valley Community Bank or any of its committees and access to the working papers and materials related thereto prepared for and distributed to the Board of Directors, whether prior to, at or subsequent to a meeting, provided, however, that CVCY and Central Valley Community Bank need not furnish VCBank any materials relating to deliberations of the Board of Directors of CVCY or Central Valley Community Bank, as the case may be, with respect to (i) this Agreement, or the transactions contemplated thereby, or the exercise of any rights thereunder, by CVCY or Central Valley Community Bank, (ii) communications of legal counsel of CVCY or Central Valley Community Bank with the Board of Directors or officers of CVCY or Central Valley Community Bank regarding CVCY's or Central Valley Community Bank's rights against or obligations to VCBank under this Agreement, or (iii) books, records and documents covered by the attorney-client privilege or which are attorneys' work product. The board or committee materials to be distributed to VCBank pursuant to this Section 5.6(d) shall be delivered to Thomas J. Beene at the address listed in Section 8.7 hereof. Notwithstanding anything in this Agreement to the contrary, neither CVCY nor Central Valley Community Bank shall have any obligation to deliver any confidential or proprietary information to VCBank unless and until VCBank executes a confidentiality agreement with CVCY and Central Valley Community Bank on terms and conditions reasonably acceptable to CVCY and Central Valley Community Bank ("CVCY Confidentiality Agreement").

        (e)   All information furnished to CVCY or Central Valley Bank pursuant to this Section 5.6 shall be subject to the provisions of the confidentiality agreement, dated as of June 13, 2012 between CVCY and FIG Partners, LLC, on behalf of VCBank (the "Confidentiality Agreement"). All information furnished to VCBank pursuant to this Agreement shall be subject to the provisions of the CVCY Confidentiality Agreement.

        (f)    No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

        5.7.    Acquisition Proposals.

        (a)   VCBank shall, and shall cause its Affiliates, directors, officers, employees, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) (all of the foregoing, collectively, "Representatives") to, immediately cease any written or oral discussions, negotiations or communication with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal, and will enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting the other party to promptly return or destroy any confidential information previously furnished by or on behalf of VCBank or any Affiliate thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction. VCBank has cancelled access to any third party which has been granted access to any virtual or other data room maintained by or on behalf of VCBank other than CVCY, Central Valley Community Bank and its financial and legal advisors.

        (b)   From the date of this Agreement through the Effective Time, VCBank shall not, and shall cause its Representatives not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of knowingly furnishing information or assistance), or take any other action designed to facilitate or that could reasonably be expected to result in, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) provide any confidential information or data to any person relating to any Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iv) waive, terminate, modify or fail to enforce any provision of any contractual "standstill" or similar obligations of any Person other than CVCY, Central Valley Community Bank or their respective Affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose to do any of the foregoing, or (vi) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal. For purposes of this Agreement, the term "Acquisition Proposal" means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any Person relating to any (x) direct or indirect acquisition or purchase of any material assets or deposits (as applicable) of VCBank, (y) direct or indirect acquisition or purchase of more than 5% of any class of Equity Securities of VCBank, or (z) merger, consolidation, business combination, recapitalization, tender offer, stock purchase, liquidation, dissolution or similar transaction involving VCBank, other than the transactions contemplated by this Agreement. VCBank agrees that any violation of this Section 5.8 by any Representative of VCBank with the knowledge of VCBank shall be deemed a breach of this Section 5.8 by VCBank. VCBank acknowledges that this Section 5.8 is a significant inducement for CVCY and Central Valley Community Bank to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to shareholders of VCBank in the Merger, or (ii) a failure to induce CVCY and Central Valley Community Bank to enter into this Agreement.

        (c)   VCBank agrees that it will promptly (and, in any event, within 24 hours) notify CVCY and Central Valley Community Bank if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, VCBank or any of their respective Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep CVCY and Central Valley Community Bank informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in VCBank' intentions as previously notified.

        (d)   Notwithstanding the foregoing, in the event VCBank receives an unsolicited bona fide Acquisition Proposal and VCBank's Board of Directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below), VCBank may take any action described in this Section 5.7(d) to the extent that the Board of Directors of VCBank concludes in good faith (after receipt of advice from its legal counsel) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law. Prior to providing any nonpublic information permitted to be provided pursuant to this Section 5.7(d), VCBank shall have entered into a confidentiality agreement with such third party on terms no less favorable to VCBank than the Confidentiality Agreement. VCBank will promptly advise CVCY following receipt of any Acquisition Proposal of the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep CVCY and Central Valley Community Bank apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis. "Superior Proposal" means any bona fide written Acquisition Proposal which the Board of Directors of VCBank concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated by this Agreement, (i) after receiving the advice of its financial advisor (who shall be a regionally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (after receipt of advice from its legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Laws.

        5.8.    Approval by Shareholders.    As promptly as practicable, but in no event more than three (3) Business Days, after the Registration Statement is declared effective by the SEC pursuant to the Securities Act or after the receipt of a California Permit, VCBank shall (1) submit this Agreement and the transactions contemplated hereby (including the Merger) for approval by holders of VCBank Common Stock at a special meeting to be called and held in accordance with applicable laws (the "VCBank Common Shareholder Meeting") within with 15 days and (2) submit this Agreement, the transactions contemplated hereby (including the Merger), the Series B Amendment and a proposal to convert the VCBank Preferred Stock to VCBank Common Stock at the price of $37.50 per share for approval by holders of a majority of the outstanding shares of VCBank Series B Preferred Stock (the "Requisite Preferred Shareholder Approval") at a special meeting to be called and held in accordance with applicable laws (the "VCBank Preferred Shareholder Meeting"). VCBank shall cause the VCBank Common Shareholder Meeting and the VCB Preferred Shareholder Meeting to take place as promptly as reasonably practicable. In connection with its call of such shareholder meetings, VCBank shall cause its proxy materials to set forth each of their respective directors' commitment to vote the stock for which he or she has voting authority in favor of the transactions contemplated hereby, to include the recommendation of the VCBank Board that the VCBank shareholders approve this Agreement, the Merger and the transactions contemplated herein, and that the holders of VCBank Series B Preferred approve the Series B Amendment, and to be mailed to the respective VCBank shareholders (the proxy materials, together with any amendments or supplements thereto, being herein referred to as the "Proxy Statement") as soon as practicable following the date hereof. After the execution of this Agreement, VCBank shall promptly prepare its Proxy Statements, which shall be subject to CVCY and Central Valley Community Bank's review and approval prior to delivery to holders of VCBank capital stock. The VCBank Board shall at all times prior to and during the VCBank Common Shareholder Meeting and the VCBank Preferred Shareholder Meeting, any adjournments and until the Requisite Common Shareholder Approval and the Requisite Preferred Shareholder Approval are obtained, recommend that the transactions contemplated hereby be adopted and approved and use its commercially reasonable efforts to obtain the Requisite Common Shareholder Approval and the Requisite Preferred Shareholder Approval. To the extent VCBank's shareholders include any Benefit Plan or trust maintained in connection therewith, the VCBank Board shall cause the administrator or other applicable fiduciary for such Benefit Plan to adopt or maintain procedures for the voting of the VCBank capital stock held by the Benefit Plan or its trust which are consistent with applicable fiduciary responsibilities and otherwise reasonably satisfactory to CVCY and Central Valley Community Bank. Except with the prior approval of CVCY and Central Valley Community Bank, neither VCBank nor any member of the VCBank Board shall, at the VCBank Common Shareholder Meeting or the VCBank Preferred Shareholder Meeting, submit any other matters for approval of its shareholders.

        5.9.    Notice of Redemption VCBank Series B Preferred; Redemption.    In the event that the Requisite Preferred Shareholder Approval has not been obtained by the date that is 30 days prior to the earliest date that VCBank may redeem the VCBank Preferred Stock in accordance with the VCBank Articles as in effect on the date of this Agreement, then, subject to the receipt of either the California Permit or the effectiveness of the Registration Statement, and in any event after the record date for determining holders of record of VCBank Common Stock entitled to vote with respect to the Requisite Common Stock Approval, VCBank shall notify holders of VCBank Series B Preferred Stock that all such shares shall be redeemed as of a date no later than the date preceding the Closing Date (the "Mandatory Conversion Date"), and providing a form of notice allowing such holders to convert such VCBank Series B Preferred Stock to VCBank Common Stock in accordance with the VCBank Articles. On the Mandatory Conversion Date, VCBank shall redeem all outstanding shares of VCBank Series B Preferred Stock in accordance with the VCBank Articles.

        5.10.    Certain Policies and Actions.    Prior to the Closing Date, VCBank shall, consistent with GAAP and applicable banking laws and regulations, to the extent requested by CVCY, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices

(including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of CVCY and Central Valley Community Bank; provided, however, that no such modifications or changes need be made prior to the satisfaction of the condition set forth in Section 6.1(a); and further provided that in any event, no accrual or reserve made by VCBank pursuant to this Section 5.10 shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant or agreement under this Agreement or otherwise be considered in determining whether any such breach or violation shall have occurred; and provided further, that no such modifications or changes will reduce VCBank's Closing Shareholders Equity except to the extent that they exceed in the aggregate the maximum amount of Transaction Expenses specified in the definition thereof. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of VCBank or its management with any such adjustments. VCBank shall tender notices of termination of any vendor agreement requested by Central Valley Community Bank.

        5.11.    Notification of Certain Matters.    VCBank shall give prompt notice to CVCY and Central Valley Community Bank of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to VCBank, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, or (iii) lead to litigation or regulatory action that would delay or prevent the consummation of the transactions contemplated by this Agreement.

        5.12.    Estoppel Letters and Consents.    VCBank shall use its commercially reasonable efforts to obtain and deliver to Central Valley Community Bank at the Closing the waiver, approval and/or consents to assignment for all Material Contracts so identified as requiring consent on the Disclosure Schedule of VCBank (the "Consents"). Any fees and charges or other consideration, however designated, that are payable in connection with any Consent or estoppel letter shall be promptly paid by, and shall be the sole responsibility of VCBank. Where required by law or by agreements with third parties, VCBank shall use commercially reasonable efforts to obtain from third parties, prior to the Closing Date, all other consents to the transactions contemplated by this Agreement, where failure to obtain such consents would or would reasonably be expected to have a Material Adverse Effect on VCBank, CVCY or Central Valley Community Bank or that will or would reasonably be expected to prevent CVCY and Central Valley Community Bank from realizing any substantial portion of the economic benefits of the transactions contemplated by this Agreement.

        5.13.    Antitakeover Statutes.    Each of CVCY, Central Valley Community Bank and VCBank and their respective boards of directors shall, if any state antitakeover statute or similar statute becomes applicable to this Agreement and the transactions contemplated hereby, take all action reasonably necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.

        5.14.    Notice to VCBank Customers.    On and after the receipt of all regulatory approvals required to consummate the transactions contemplated hereby, VCBank shall permit Central Valley Community Bank to provide one or more written notices (which may be joint notices from VCBank and Central Valley Community Bank) to customers of VCBank to describe the proposed transactions, the effect on customers and planned transition procedures. VCBank shall have the right to review and approve the substance of any such communications, provided that VCBank shall not unreasonably withhold, delay or condition its approval.

        5.15.    VCB Financial Statements.

        (a)   VCBank shall deliver or make available to CVCY at or prior to the Effective Date true and correct copies of (w) all financial statements provided to VCBank shareholders and/or provided to its directors on or after the date hereof and through the Effective Date, (x) all Reports of Condition and Income required to be submitted to the FDIC with respect to quarters after March 31, 2012, (y) its consolidated statements of income, changes in shareholders' equity and statements of cash flows for all quarters and years ending after March 31, 2012, and (z) consolidated balance sheets for all quarters and years ending after March 31, 2012. Such consolidated financial statements for years ending after December 31, 2011 and 2012, shall be audited by Crowe Horwath, LLP, and shall include an opinion of such firm to the effect that such financial statements have been prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of VCBank at the date indicated and for such period then ending. Such Reports of Condition and Income shall prepared in accordance with applicable Federal Financial Institutions Examination Council instructions.

        (b)   VCBank shall deliver to CVCY copies of all annual management letters and opinions, and shall make available to CVCY for inspection all reviews, correspondence and other documents in the files of VCBank, prepared by Crowe Horwath LLP or any other certified public accountant engaged by VCBank and delivered to VCBank or any of its subsidiaries since January 1, 2010.

        (c)   To confirm satisfaction of the condition in Section 6.3(j) and for purposes of assisting CVCY in the calculation of the Aggregate Merger Consideration, at least five Business Days before the Closing Date, VCBank shall provide to CVCY and Central Valley Community Bank (i) VCBank's financial statements as of the date that the Closing Shareholders' Equity is measured and (ii) a certificate of its chief financial officer as to the accuracy of such financial statements and confirming that VCBank is not aware that such financial statements required any material modifications in order to comply with GAAP, including regulatory guidelines and requirements with respect to loan classifications, appraisals and the adequacy of the allowance for loan losses. CVCY and Central Valley Community Bank shall be permitted reasonable review and inquiry with respect to all elements of the financial statements and the supporting certificate.

        5.16.    CVCY Financial Statements.

        (a)   CVCY shall deliver or make available to VCBank at or prior to the Effective Date true and correct copies of (w) all financial statements provided to CVCY shareholders and/or provided to its directors on or after the date hereof and through the Effective Date. Such consolidated financial statements for years ending after December 31, 2011 shall be audited and shall include an opinion of CVCY's auditing firm to the effect that such financial statements have been prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of CVCY at the date indicated and for such period then ending.

        (b)   CVCY shall deliver to VCBank copies of all annual management letters and opinions, and shall make available to VCBank for inspection all reviews, correspondence and other documents in the files of CVCY, prepared by Crowe Horwath LLP or any other certified public accountant engaged by CVCY and delivered to CVCY or any of its subsidiaries since January 1, 2010.

        5.17.    Indemnification; Directors and Officers Insurance.

        (a)   From and after the Effective Time, Central Valley Community Bank shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law and the VCBank Articles and VCBank Bylaws), each present and former director and officer of VCBank (in each case, when acting in such capacity), determined as of the Effective Time (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that the

Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification by Central Valley Community Bank.

        (b)   Any Indemnified Party wishing to claim indemnification under Section 5.17(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify CVCY and Central Valley Community Bank; provided that failure to so notify will not affect the obligations of Central Valley Community Bank under Section 5.18(a) unless and to the extent that Central Valley Community Bank is actually and materially prejudiced as a consequence.

        (c)   The rights of each Indemnified Party under this Section 8.17 shall be in addition to any rights such individual may have under the VCBank Articles and VCBank Bylaws or any other applicable laws or under any agreement of any Indemnified Party with VCBank. If Central Valley Community Bank or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Central Valley Community Bank will cause proper provision to be made so that the successors and assigns of Central Valley Community Bank will assume the obligations of Central Valley Community Bank set forth in this Section 8.17.

        (d)   CVCY shall use its commercially reasonable efforts (and VCBank shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six (6) years after the Effective Time VCBank's existing directors' and officers' liability insurance policy (provided that CVCY may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of VCBank given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided that CVCY shall not be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to VCBank's directors and officers, 250% of the annual premium payments on VCBank's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, CVCY shall use its commercially reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, CVCY, or VCBank with the prior written consent of CVCY (not to be unreasonably withheld) (in the case of the VCBank, with an aggregate cost not to exceed $100,000), may obtain on or prior to the Effective Time, a six (6)-year "tail" prepaid policy providing equivalent coverage to that described in this Section 8.17(d).

        (e)   The provisions of this Section 8.17 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party as if he or she was a party to this Agreement.

        5.18.    Termination Agreements.    VCBank shall enter into agreements, in the forms attached hereto as Annex G, terminating the Life Insurance Endorsement Method Split Dollar Plan Agreements as contemplated in Schedule 3.1(f) of the Disclosure Schedule of VCBank.

        5.19    Termination of 401(k) Plan.    VCBank shall take all necessary actions to terminate the Visalia Community Bank 401(K) Profit Sharing Plan (the "401(k) Plan") prior to the Closing Date. Such actions shall include, but shall not be limited to, the adoption by VCBank's Board of Directors prior to the Closing of a resolution in a form and substance satisfactory to CVCY pursuant to which:

        (a)   The 401(k) Plan is terminated effective as of the date immediately preceding the Closing Date (the "Plan Termination Date").

        (b)   No person is permitted to become a participant in the 401(k) Plan after the Plan Termination Date.

        (c)   No contributions are made to the 401(k) Plan with respect to service or compensation after the Plan Termination Date.

          (d)   All persons who are or have been participants in the 401(k) Plan shall be fully vested in their accounts under the 401(k) Plan as of the Plan Termination Date to the extent required by the terms of the 401(k) Plan, or as necessary to keep the 401(k) Plan in compliance with all applicable requirements for tax-qualified status under Section 401(a) of the Code.

          (e)   The 401(k) Plan shall be amended in the manner and to the extent necessary to bring it into compliance with all applicable requirements for tax-qualified status under Section 401(a) of the Code.

          (f)    On termination, the assets of the 401(k) Plan shall be distributed to participants to the extent such distribution is consistent with the requirements for tax-qualified status under Section 401(a) of the Code and the distribution restrictions applicable under Section 401(k) of the Code (i) as soon as administratively feasible after either the Plan Termination Date, or (ii) if an application is made to the IRS for a letter of determination regarding the effect of the termination of the 401(k) Plan on its tax-qualified status, as soon as administratively feasible after either receipt of a letter with respect to such application or, if such application is withdrawn, the date of withdrawal.

          (g)   No loans shall be made by or with respect to the 401(k) Plan after the Plan Termination Date. Participants with outstanding loans under the 401(k) Plan shall continue to make loan payments after the Plan Termination Date in accordance with the terms applicable to such loans.

          (h)   Upon termination, any unallocated forfeitures held in the 401(k) Plan shall be allocated in accordance with the plan terms.

        5.20    Director Nominee.    Concurrent with and contingent upon the Effective Time and subject to any fiduciary obligations of the Board of Directors of CVCY (the "CVCY Board"), the CVCY Board shall cause the exact number of directors of the CVCY Board to be increased by one (1) director and shall appoint F. T. Elliott, IV ("Board Nominee"), to fill the newly-created vacancy on the CVCY Board, in accordance with the Bylaws of CVCY. Such Board Nominee shall hold office until the first annual meeting of shareholders of CVCY following the appointment, until his or her successor is elected and qualified or until otherwise removed; provided, however, that in the event that all approvals from Governmental Authorities (including, without limitation, approvals of the Merger from the FDIC and CDFI) have been received before the date that the proxy materials for the 2013 shareholders' meeting of CVCY are mailed and the Effective Date is scheduled to occur before the annual shareholders' meeting of the CVCY shareholders, such Board Nominee shall be nominated for election to the CVCY Board at the 2013 annual shareholders meeting of CVCY provided that such nominee satisfies the standards of the CVCY nominating committee and subject to the fiduciary duties of the CVCY Board and nominating committee.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE TRANSACTION

        6.1.    Conditions to Each Party's Obligation to Effect the Transactions Contemplated Hereby.    The respective obligation of each of the parties hereto to consummate the transactions contemplated hereby (the "Closing") is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date, of each of the following conditions:

        (a)    Regulatory Approvals.    All regulatory approvals required to consummate the transactions contemplated hereby, including but not limited to the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions or requirements which CVCY and Central Valley Community Bank reasonably determine in good faith would or could reasonably be expected to have, individually or in the aggregate, materially and adversely reduce the financial benefits of the transactions contemplated hereby to such a degree that CVCY and Central Valley Community Bank would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof have a Material Adverse Effect on CVCY, Central Valley Community Bank or VCBank (any such condition, restriction or requirement, a "Burdensome Condition").

        (b)    No Injunction.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the transactions contemplated hereby.

        (c)    Corporate Approvals.    This Agreement, the Merger and the transactions contemplated herein shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of VCBank Common Stock (the "Requisite Common Stock Approval").

        (d)    Effectiveness of Registration Statement.    Either: (a) the Registration Statement shall have been declared effective by the SEC pursuant to the Securities Act and the Registration Statement shall not be subject to any stop order, and no action, suit, proceeding or investigation seeking a stop order or to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing or have been threatened in writing and be unresolved or (b) the Commissioner of Corporations for the State of California shall have approved the terms and conditions of the transactions contemplated by this Agreement, and the fairness of such terms and conditions following a hearing for such purpose, and shall have issued a California Permit.

        6.2.    Conditions to Obligations of VCBank.    The obligations of VCBank to consummate the transactions contemplated hereby are also subject to the fulfillment or written waiver by VCBank prior to the Closing Date of each of the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of CVCY and Central Valley Community Bank set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, provided that the representations of CVCY and Central Valley Community Bank set forth in the first three sentences of Section 4.3(a) (3) and Section 4.2(c) shall be true and correct as of such dates in all respects, and VCBank shall have received a certificate or certificates, dated the Closing Date, signed on behalf of CVCY and Central Valley Community Bank by the Chief Executive Officer and the Chief Financial Officer of each such entity to such effect.

        (b)    Performance of Obligations of CVCY and Central Valley Community Bank.    Each of CVCY and Central Valley Community Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and VCBank shall have received a certificate or certificates, dated the Closing Date, signed on behalf of CVCY and Central Valley Community Bank by the Chief Executive Officer and the Chief Financial Officer of each such entity to such effect.

        (c)    No Material Adverse Effect.    There shall not have occurred any event, circumstance, change, occurrence or state of facts that, individually or in the aggregate with all such other events, circumstances, changes occurrences or states of facts, has resulted in or would reasonably be expected to result in, a Material Adverse Effect on CVCY.

        (d)    Nasdaq Listing of CVCY Stock.    The shares of CVCY Common Stock to be issued as part of the Per Share Merger Consideration shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

        (e)    Tax Certificate.    CVCY shall have delivered to VCBank a certificate substantially in the Form of Annex F to this Agreement, dated as of the Closing Date, signed on behalf of CVCY by an executive officer of CVCY.

        (f)    Other Actions.    CVCY and Central Valley Community Bank shall have furnished VCBank with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.2 as VCBank may reasonably request.

        6.3.    Conditions to Obligation of CVCY and Central Valley Community Bank.    The obligations of CVCY and Central Valley Community Bank to consummate the Merger and the other transactions contemplated hereby is also subject to the fulfillment or written waiver by CVCY and Central Valley Community Bank prior to the Closing Date of each of the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of VCBank set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, provided that the representations of VCBank set forth in the first three sentences in Section 4.2(a), Section 4.2(d), Section 4.2(e)(1) and Section 4.2(e)(2) shall be true and correct as of such dates in all respects, and CVCY and Central Valley Community Bank shall have received a certificate, dated the Closing Date and signed on behalf of VCBank by its Chief Executive Officer and the Chief Financial Officer, to such effect.

        (b)    Performance of Obligations of VCBank.    VCBank shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and CVCY and Central Valley Community Bank shall have received a certificate, dated the Closing Date, signed on behalf of VCBank by the Chief Executive Officer and the Chief Financial Officer of VCBank to such effect.

        (c)    Estoppel Letters and Consents.    VCBank shall have delivered fully executed estoppel letters and Consents as provided in Section 5.9.

        (d)    Benefits Summary Acknowledgements.    CVCY and Central Valley Community Bank shall have received a Benefits Summary Acknowledgment, in the form attached hereto as Annex H, executed by each of the persons listed on Exhibit 6.3(d).

        (e)    Nonsolicitation and Noncompetition Agreements.    (i) The President and Chief Executive Officer of VCBank, Thomas J. Beene, shall have executed a Key Employee Nonsolictation Agreement in the form of Annex C (the "Key Employee Agreement") and (ii) each of the Significant Shareholders and directors of VCBank (other than Mr. Beene) shall have executed and delivered to CVCY and Central Valley Community Bank a Director Noncompetition Agreement in the form of Annex D (the "Noncompete Agreements").

        (f)    Tax Certificate.    VCBank shall have delivered to CVCY a certificate substantially in the Form of Annex E to this Agreement, dated as of the Closing Date, signed on behalf of BC Bank by its Chief Financial Officer.

        (g)    FIRPTA Certificate.    VCBank shall have delivered to CVCY a properly executed statement from VCBank that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h)(1), dated as of the Closing Date and in form and substance satisfactory to CVCY.

        (h)    Shareholder Approvals; Dissenters' Rights.    This Agreement, the Merger and the transactions contemplated herein shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of VCBank Common Stock (the "Requisite Common Shareholder Approval"). Shareholders holding not more than five percent (5%) of the outstanding shares of VCBank Common Stock shall have exercised or shall have continuing rights to exercise dissenters' rights under the CGCL with respect to the transactions contemplated by this Agreement.

        (i)    Preferred Stock.    All outstanding shares of the VCBank Series B Preferred Stock shall have been converted into shares of VCBank Common Stock or redeemed by VCBank prior to the Effective Time in accordance with the VCBank Articles so that no VCBank Series B Preferred Stock is outstanding.

        (j)    Closing Shareholder Equity.    VCBank's Closing Shareholder Equity shall be not less than $18,500,000.

        (k)    Termination Agreements.    Central Valley Community Bank shall have received fully executed agreements, in the forms attached hereto as Annex G, terminating the Life Insurance Endorsement Method Split Dollar Plan Agreements, as contemplated in Schedule 3.1(f) of the Disclosure Schedule of VCBank.

        (l)    Lease Extensions.    Central Valley Community Bank shall have received fully-executed lease amendments, in form and substance reasonably acceptable to Central Valley Community Bank consistent with the requirements of Exhibit 6.3(l), pursuant to which the terms of the following leases are extended: (A) that certain Commercial Lease dated May 18, 1998 by and between J&L Investments and VCBank relating to the premises commonly known as 2245 W. Caldwell Avenue, Visalia, California, and (B) that certain Mission Oaks Plaza Build to Suit Lease Between World-Wide Sires, Inc. and VCBank dated November 5, 1998, as amended.

        (m)    Title Insurance Policies.    Central Valley Community Bank shall have received CLTA/ALTA title insurance policies, at its sole expense, insuring CVCY and Central Valley Community Bank with respect to each real property interest owned or leased by VCBank subject only to the Permitted Encumbrances.

        (n)    Nondisturbance Agreements.    Central Valley Community Bank shall have received fully-executed nondisturbance agreements for all properties leased by VCBank in form and substance acceptable to Central Valley Community Bank.

        (o)    Director Resignations.    Central Valley Community Bank shall have received written resignations from all of the directors of VCBank.

        (p)    Regulatory Actions.    Neither CVCY nor Central Valley Community Bank shall be, as a result of the Merger, subject to any memorandum of understanding, cease and desist order or other agreement with any Governmental Authority ("Regulatory Actions"). In the even that VCBank is subject to any Regulatory Action that is not terminated before or in connection with the Merger, the condition contemplated by this provision shall be deemed to have not been satisfied.

        (q)    No Material Adverse Effect.    There shall not have occurred any event, circumstance, change, occurrence or state of facts that, individually or in the aggregate with all such other events, circumstances, changes occurrences or states of facts, has resulted in or would reasonably be expected to result in, a Material Adverse Effect on VCBank.

        (r)    Other Actions.    VCBank shall have furnished CVCY with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.3 as CVCY and Central Valley Community Bank may reasonably request.

 ARTICLE VII
TERMINATION

        7.1.    Termination.    This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:

        (a)    Mutual Consent.    By the mutual consent in writing of CVCY, Central Valley Community Bank and VCBank.

        (b)    Breach.

        (i)    By VCBank, if VCBank is not in material breach of any of the terms of this Agreement, in the event of a material breach by CVCY or Central Valley Community Bank of any representation, warranty, covenant or agreement contained herein, which breach, individually or together with all such other then uncured breaches by VCBank (i) cannot be or has not been cured within the sooner to occur of: (A) September 30, 2013 or (B) thirty (30) Business Days after the giving of written notice to the breaching party or parties of such breach, and (ii) would entitle VCBank not to consummate the transactions contemplated hereby under Section 6.2(a) or (b).

        (ii)   By CVCY and Central Valley Community Bank, if none of CVCY or Central Valley Community Bank is in material breach of any of the terms of this Agreement, in the event of a material breach by VCBank of any representation, warranty, covenant or agreement contained herein, which breach, individually or together with all such other then uncured breaches by CVCY or Central Valley Community Bank (A) cannot be or has not been cured within the sooner to occur of: (1) September 30, 2013 or (2) thirty (30) Business Days after the giving of written notice to the breaching party or parties of such breach, and (B) would entitle CVCY and Central Valley Community Bank not to consummate the transactions contemplated hereby under 6.3(a) or (b).

        (c)    Delay.    By CVCY and Central Valley Community Bank, on the one hand, or VCBank, on the other hand, in the event that the transactions contemplated hereby is not consummated by September 30, 2013, except to the extent that the failure of the transactions contemplated hereby then to be consummated by such date shall be due to the failure of the party or parties seeking to terminate pursuant to this Section 7.1(c) to perform or observe the covenants and agreements of such party or parties set forth in this Agreement.

        (d)    No Regulatory Approval.    By CVCY and Central Valley Community Bank, on the one hand, or VCBank, on the other hand, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated hereby shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority, or by CVCY and Central Valley Community Bank in the event the approval of any Governmental Authority required for consummation of the transactions contemplated hereby will not be granted without the imposition of a Burdensome Condition; provided, however, that no party or parties shall have the right to terminate this Agreement pursuant to this Section 7.1(d) if such denial shall be due to the failure of the party or parties seeking to terminate this Agreement to perform or observe the covenants of such party or parties set forth herein.

        (e)    Breach of No Solicitation or Negotiation.    By CVCY and Central Valley Community Bank, if VCBank shall have breached the covenants contained in Section 5.8 above.

        (f)    Change of Recommendation.    By CVCY and Central Valley Community Bank if the VCBank Board shall have (i) altered or modified its favorable recommendation of this Agreement to VCBank shareholders in a manner adverse to CVCY or Central Valley Community Bank, (ii) recommended, endorsed, accepted or agreed to an Acquisition Proposal, or (iii) resolved to do any of the foregoing;

provided, however, that nothing in this Section 7.1(f) shall affect the obligations of VCBank under Sections 5.8 and 5.9 above.

        (g)    Shareholders Equity.    By CVCY and Central Valley Community Bank, if VCBank's Closing Shareholders Equity is or is reasonably expected to be less than $18,500,000.

        (h)    Trading Collar.

        (i)    By VCBank, upon its written notice to CVCY within the two (2) business days following the Determination Date (as defined below), in the event of all of the following:

          (A)  CVCY does not have the right to terminate this Agreement pursuant to Sections 7.1(b)(ii), 7.1(e) or 7.1(f) of this Agreement, or CVCY has the right to terminate this Agreement pursuant to Sections 7.1(b)(ii), 7.1(e) or 7.1(f) of this Agreement and does not exercise such right;

          (B)  The CVCY Determination Price (as defined below) on the Determination Date is less than eighty-five percent (85%) of the Assigned CVCY Common Share Price (the "Lower Collar Price" and the difference between the CVCY Determination Price and the Lower Collar Price, the "Lower Determination Price Difference"); and

          (C)  (1) the number obtained by dividing the CVCY Determination Price by the Assigned CVCY Common Share Price (the "CVCY Change Ratio") is less than eighty-five percent (85%) of (2) the Index Change Ratio (as defined below).

        (ii)   If VCBank elects to exercise its termination right pursuant to Section 7.1(h)(i), it shall give written notice to CVCY within two (2) Business Days after the Determination Date, and such termination will be effective on the third Business Day after the giving of such notice (the "VCBank Effective Termination Date"); provided that within two (2) Business Days after CVCY's receipt of such notice, CVCY shall have the option to increase the Aggregate Merger Consideration by an amount equal to (A) the number of shares of CVCY Common Stock comprising the Aggregate Stock Consideration immediately preceding this adjustment, multiplied by (B) the lesser of (I) the Lower Determination Price Difference or (II) the amount by which the CVCY Determination Price is less than the amount that would yield a CVCY Change Ratio of eighty-five percent (85%) of the Index Change Ratio if such amount were the CVCY Determination Price. Such adjustment, if any, to the Aggregate Merger Consideration can be effected by an increase in the Aggregate Cash Consideration, the Aggregate Stock Consideration (with such additional shares of CVCY Common Stock valued at the CVCY Determination Price) or a combination of the Aggregate Cash Consideration and the Aggregate Stock Consideration, at CVCY's discretion; provided, however, that notwithstanding the foregoing, any such adjustment shall not result in an aggregate amount of cash that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. If CVCY so elects, it shall timely give written notice to VCBank of such election and of the CVCY Increase, whereupon no termination shall be deemed to have occurred pursuant to Section 7.1(h)(i) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Per Share Merger Consideration shall have been so modified).

        (iii)  By CVCY, upon its written notice to VCBank within the two (2) business days following the Determination Date, in the event of all of the following:

          (A)  VCBank does not have the right to terminate this Agreement pursuant to Section 7.1(b) of this Agreement, or VCBank has the right to terminate this Agreement pursuant to Section 7.1(b) of this Agreement and does not exercise such right;

          (B)  The CVCY Determination Price on the Determination Date is greater than one hundred fifteen percent (115%) of the Assigned CVCY Common Share Price (the "Upper Collar Price"

  and the difference between the CVCY Determination Price and the Upper Collar Price, the "Upper Determination Price Difference"); and

          (C)  The CVCY Change Ratio is greater than one hundred fifteen percent (115%) of the Index Change Ratio.

        (iv)  If CVCY elects to exercise its termination right pursuant to this Section 7.1(h)(iii), it shall give written notice to VCBank within two (2) Business Days after the Determination Date, and such termination will be effective on the third Business Day after the giving of such notice (the "VCBank Effective Termination Date"); provided that within two (2) Business Days after VCBank's receipt of such notice, VCBank shall have the option to accept a decrease in the Aggregate Merger Consideration by an amount equal to (A) the number of shares of CVCY Common Stock comprising the Aggregate Stock Consideration immediately preceding the adjustment, multiplied by (B) the lesser of (I) the Upper Determination Price Difference or (II) the amount by which the CVCY Determination Price is greater than the amount that would yield a CVCY Change Ratio equal to one hundred fifteen percent (115%) of the Index Change Ratio if such amount were the CVCY Determination Price. Such adjustment, if any, to the Aggregate Merger Consideration can be effected by a decrease in the Aggregate Cash Consideration, the Aggregate Stock Consideration (with such decrease in shares of CVCY Common Stock valued at the CVCY Determination Price) or a combination of the Aggregate Cash Consideration and the Aggregate Stock Consideration, at CVCY's discretion; provided, however, that notwithstanding the foregoing, any such adjustment shall not result in an aggregate amount of cash that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. If VCBank so elects, it shall timely give written notice to CVCY of such election and of the VCBank Decrease, whereupon no termination shall be deemed to have occurred pursuant to Section 7.1(h)(iii) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Per Share Merger Consideration shall have been so modified).

        (v)   For purposes of Sections 7.1(h), the following terms have the meanings indicated below:

          (A)  "Trading Day" means a day that CVCY Common Stock is traded on the NASDAQ Capital Market as reported on the website of www.nasdaq.com.

          (B)  "Determination Date" shall mean the later of (a) the date that is ten (10) business days before the anticipated Closing Date and (b) the date immediately following the date of approval of the Merger by VCBank Shareholders.

          (C)  "Daily Sales Price" for any Trading Day means the daily volume weighted average sales price per share of CVCY Common Stock on the NASDAQ Capital Market.

          (D)  "CVCY Determination Price" shall mean the volume weighted average of the Daily Sales Prices of CVCY Common Stock on the twenty (20) consecutive Trading Days ending on and including the Determination Date.

          (E)  "Final Index Price" means the average of the daily closing amounts of the Index on the twenty (20) consecutive Trading Days ending on and including the Determination Date.

          (F)  "Index" means the NASDAQ Bank Index.

          (G)  "Initial Index Price" means the average of the daily closing amounts of the Index on the twenty (20) consecutive Trading Days ending on December 19, 2012.

          (H)  "Index Change Ratio" means the ratio determined by dividing the Final Index Price by the Initial Index Price.

        (vi)  If CVCY declares or effects a stock dividend, reclassification, recapitalization, forward or reverse stock split, or similar transaction between the date of this Agreement and the Determination

Date, the prices for the CVCY Common Stock shall be appropriately adjusted for the purposes of applying Sections 7.1(h).

        (vii) In the event that (a) CVCY shall enter into a definitive written agreement on or before the Effective Date relating to a merger, consolidation or any other business combination transaction pursuant to which the shareholders of CVCY immediately before such transaction shall not directly or indirectly own or control fifty-one percent (51%) or more of the capital stock of the surviving entity immediately after such transaction or (b) there is a public announcement on or before the Effective Time of a tender offer or other unsolicited attempt to directly or indirectly acquire fifty-one percent or more of the capital stock of CVCY or Central Valley Community Bank or to engage in a transaction described in subsection (a) immediately above, then this Section 7.1(h) shall immediately become null and void.

        (i)    Superior Proposal.    By VCBank in the event that it enters into a written agreement to effect an Acquisition Event in connection with a Superior Proposal.

        (j)    Notice of Termination.    In the event a party elects to effect any termination pursuant to Section 7.1(b) through 7.1(h) above, it shall give written notice to the other parties hereto specifying the basis for such termination.

        7.2.    Liabilities and Remedies; Liquidated Damages; Expense Reimbursement.    In the event of a material breach by any party of any of its covenants or agreements contained herein, any other party shall be entitled, without terminating this Agreement, to specifically enforce the terms hereof against the breaching party. Each party acknowledges that there is not an adequate remedy at law to compensate the other party relating to the non-consummation of the Merger. To this end, each party, to the extent permitted by law, irrevocably waives any bond or any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief. Notwithstanding the foregoing, in the event that VCBank terminates this Agreement pursuant to Section 7.1(i), or in the event of any other Acquisition Event (as hereinafter defined) within twelve (12) month's of the termination of this Agreement, VCBank shall immediately pay Central Valley Community Bank the sum of $1,000,000. As used herein, "Acquisition Event" shall mean VCBank's Board of Directors shall have approved or VCBank shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered or announced an intention to enter into a letter of intent, an agreement-in-principle or a definitive agreement with any Person (other than CVCY or Central Valley Community Bank) to effect an Acquisition Transaction or failed to publicly oppose a tender offer or an exchange offer (as defined below). As used herein, the term "Acquisition Transaction" shall mean (i) a merger, consolidation or similar transaction involving VCBank, (ii) the disposition, by sale, lease, exchange, dissolution or liquidation, or otherwise, of all or substantially all of the assets of VCBank or a grant of an option entitling any Person to acquire more than 15% of the outstanding shares of stock of VCBank or all or substantially all of the assets material to the business of VCBank; or (iii) the issuance, other than pursuant to outstanding stock options, sale or other disposition by VCBank (including, without limitation, by way of merger, consolidation, share exchange or any similar transaction) of shares of VCBank Common Stock or other equity securities, or the grant of any option, warrant or other right to acquire shares of VCBank Common Stock or other equity securities, representing directly, or on an as-exercised, as-exchanged or as-converted basis (in the case of options, warrants, rights or exchangeable or convertible equity securities), 15% or more of the voting securities of VCBank.

 ARTICLE VIII
MISCELLANEOUS

        8.1.    Survival of Representations, Warranties and Agreements.    The representations, warranties, covenants and agreements of the parties hereto set forth in this Agreement shall not survive the Effective Time.

        8.2.    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement.

        8.3.    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

        8.4.    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction.

        8.5.    Waiver of Jury Trial.    Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.5.

        8.6.    Expenses.    Except as otherwise provided for in Section 7.2, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing contained herein shall limit either party's rights to recover any liabilities or damages arising out of the other party's fraud or willful breach of any provision of this Agreement.

        8.7.    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) or delivered by an overnight courier (with confirmation) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

        If to CVCY or Central Valley Community Bank:
Central Valley Community Bancorp and Bank
7100 North Financial Drive, Suite 101
Fresno, California 93720
Attention: Daniel J. Doyle, CEO
Fax: (559) 323-3310
With a copy to:
James K. Dyer, Jr., Esq.
Downey Brand LLP
3425 Brookside Road, Suite A
Stockton, California 95219
Fax: (209) 472-3917

If to VCBank to:
Visalia Community Bank
120 N. Flora Street
Visalia, California 93291
Attention: F.T. Elliot, IV, Chairman
Fax: (559) 334-2963
With a copy to:
Keith T. Holmes Esq.
King, Holmes, Paterno & Berliner
1900 Avenue of The Stars, Suite 2500
Los Angeles, CA 90067
Fax: (310) 282-8903

        8.8.    Entire Understanding; No Third-Party Beneficiaries.    This Agreement, the Voting Agreements, the Key Employee Agreements and the Noncompete Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby, and this Agreement, the Voting Agreements, the Key Employee Agreements, the Directors Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto, their respective successors, or, with respect to Section 5.16, the present and former directors and officers of VCBank, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        8.9.    Severability.    If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

        8.10.    Enforcement of the Agreement.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys' fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs incurred therein.

        8.11.    Waiver of Conditions.    The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable laws.

        8.12.    Interpretation.    When a reference is made in this Agreement to Sections, Annexes or Schedules, such reference shall be to a Section of, or Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the words "as of the date hereof" are used in this Agreement, they shall be deemed to mean the day and year first above written.

        8.13.    Assignment.    No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        8.14    Alternative Structure.    Notwithstanding any provision of this Agreement to the contrary, (a) CVCY and Central Valley Community Bank may at any time modify the structure of the acquisition of VCBank set forth herein, including to provide for a merger of a newly formed subsidiary of CVCY with and into VCBank, followed by the merger of VCBank with and into CVCY as part of an integrated transaction, provided that the consideration to be paid to the holders of VCBank Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, and (b) CVCY reserves the right to increase the portion of the Aggregate Merger Consideration represented by the Aggregate Stock Consideration (using the Assigned CVCY Common Stock Price to value any such increase) and decrease the Aggregate Cash Consideration in the same amount as the value of such increase in the Aggregate Stock Consideration if CVCY reasonably believes that it is necessary or appropriate to ensure that that the Merger would qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that, notwithstanding the foregoing, neither CVCY nor Central Valley Community Bank shall have any responsibility whatsoever for making any such determination. In the event CVCY and Central Valley Community Bank elect to make any such changes, the parties agree to execute appropriate documents to reflect the change.

        [signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CENTRAL VALLEY COMMUNITY BANCORP
By:	/s/ DANIEL J. DOYLE Name: Daniel J. Doyle, Title: President and Chief Executive Officer
CENTRAL VALLEY COMMUNITY BANK
By:	/s/ DANIEL J. DOYLE Name: Daniel J. Doyle, Title: President and Chief Executive Officer
VISALIA COMMUNITY BANK
By:	/s/ THOMAS J. BEENE Name: Thomas J. Beene Title: President and Chief Executive Officer

 ANNEX A

FORM OF VOTING AGREEMENT

        THIS VOTING AGREEMENT ("Agreement") is made and entered into as of December 19, 2012, by and between the undersigned shareholder of Visalia Community Bank, a California banking corporation ("VCBank") and Central Valley Community Bancorp, a California corporation ("CVCY").

        VCBank, CVCY and Central Valley Community Bank, a California banking corporation and wholly-owned subsidiary of CVCY (Central Valley Community Bank"), are, concurrently herewith or following the execution of this Agreement, entering into an Agreement and Plan of Reorganization and Merger, dated as of December 19, 2012 (the "Merger Agreement"). The Merger Agreement generally provides for the merger of VCBank into Central Valley Community Bank (the "Merger") and the conversion of the issued and outstanding shares of VCBank common stock (the "Common Stock") into a combination of shares of the common stock of CVCY and cash. The Merger is subject to, among other things, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, the receipt of certain regulatory approvals, and the satisfaction of other conditions. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.

        The undersigned is a member of the Board of Directors of VCBank and/or a senior officer of VCBank and is the owner of the number of shares of Common Stock and, if any, of VCBank's Series B Preferred Stock ("Preferred Stock") as set forth on Exhibit A attached hereto (all such shares along with any shares of Common Stock received upon conversion of any Preferred Stock, and any shares of Common Stock or Preferred Stock acquired by the undersigned after the execution of this Agreement, the "Shares"). In order to induce CVCY and Central Valley Community Bank to enter into the Merger Agreement, the undersigned is entering into this Agreement with CVCY and Central Valley Community Bank to set forth certain terms and conditions governing the actions to be taken by the undersigned solely in his or her capacity as a shareholder of VCBank with respect to the Shares until consummation of the Merger.

        NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:

        1.     The undersigned represents and warrants that the undersigned owns beneficially all of the Shares free and clear of all Liens and except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the undersigned is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares.

        2.     Without the prior written consent of CVCY, the undersigned shall not transfer, sell, assign, convey, or encumber (except for such encumbrances that are made with recourse) any of the Shares during the term of this Agreement except for transfers (i) by operation of law, by will, or pursuant to the laws of descent and distribution, or (ii) in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2, 3, and 4 of this Agreement as fully as the undersigned, or (iii) the conversion of Preferred Stock to Common Stock. Without limiting the generality of the foregoing, the undersigned shall not grant to any party any option or right to purchase the Shares or any interest therein.

        3.     At any meeting of shareholders of VCBank or at any adjournment thereof, in response to any consent solicitation, and in other circumstances upon which the vote, consent, or other approval of VCBank's shareholders is sought with respect to the Merger Agreement or the Merger, the undersigned will vote or consent with respect to (or cause to be voted or consented with respect to) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) in favor of the Merger Agreement and the Merger. Upon the written request of CVCY at any time after CVCY's the receipt of a California Permit or after the Registration Statement is declared effective by the SEC pursuant to the Securities Act, the undersigned shall deliver to CVCY a written shareholder consent with respect to the adoption of the Merger Agreement and approval of the Merger in substantially the form of Exhibit B attached hereto with respect to all Shares for which the undersigned has the power or authority to vote.

        4.     At any meeting of shareholders of VCBank or at any adjournment thereof, in response to any consent solicitation, and in other circumstances upon which the vote, consent, or other approval of VCBank's shareholders is sought, the undersigned will vote or consent with respect to (or cause to be voted or consented with respect to) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) against (i) any merger agreement, share exchange, or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation, or winding-up of or by VCBank or (ii) any amendment of VCBank's Articles of Incorporation or Bylaws or other proposal or transaction involving VCBank, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

        5.     The undersigned hereby appoints CVCY and any designee of CVCY, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Section 3 and Section 4 above. This proxy and power of attorney is given to secure the performance of the duties of the undersigned under this Agreement. The undersigned shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the undersigned shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the undersigned with respect to the Shares. The power of attorney granted by the undersigned herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the undersigned. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

        6.     The undersigned acknowledges and agrees that CVCY could not be made whole by monetary damages in the event of any default by the undersigned of the terms and conditions set forth in this Agreement. It is accordingly agreed and understood that CVCY, in addition to any other remedy which it may have at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any state or federal court having appropriate jurisdiction located in California.

        7.     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        8.     The covenants and obligations set forth in this Agreement shall expire and be of no further force and effect upon termination of the Merger Agreement under Section 7.1 thereof.

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned as of the day and year first above written.

As to the undersigned,
signed in the presence of:

Name:		Name:
(Please print or type)

Central Valley Community Bancorp
By:
Name: Position:

Consent of Spouse:

I,                                     , spouse of                                      who executed the foregoing Agreement, hereby agree that my spouse's interest in the shares of Visalia Community Bank subject to this Agreement shall be irrevocably bound by the Agreement's terms. I further agree that my community property interest in such shares, if any, shall similarly be bound by the Agreement and that such consent is binding upon my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this consent.

Dated:	Name:
(Please print or type)

 Exhibit A

Shares Beneficially Owned

Name:	Common Stock	Preferred Stock

 Exhibit B

Written Consent of Shareholder of
Visalia Community Bank

        The undersigned shareholder of Visalia Community Bank, a California corporation (the "Bank"), hereby approves the Agreement and Plan of Merger, dated as of December 19, 2012 by and among Central Valley Community Bancorp, Central Valley Community Bank and the Bank and the transactions contemplated therein, including without limitation, the merger of the Bank with and into Central Valley Community Bank, with Central Valley Community Bank continuing as the entity.

        IN WITNESS WHEREOF, the undersigned has executed this Written Consent of Shareholder as of the date indicated below.

Shareholder Name:
Number of shares of common stock owned:
By:
Name:
Date signed:

Appendix B

CALIFORNIA CORPORATIONS CODE
TITLE 1. CORPORATIONS
DIVISION 1. GENERAL CORPORATION LAW
CHAPTER 13. Dissenters' Rights

        1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

        (b)   As used in this chapter, "dissenting shares" means shares to which all of the following apply:

        (1)   That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

        (2)   That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

        (3)   That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

        (4)   That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

        (c)   As used in this chapter, "dissenting shareholder" means the record holder of dissenting shares and includes a transferee of record.

        1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and

1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b)   Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

        (c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

        1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

        1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

        1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

        (c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

        1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        (b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

        (c)   Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

        (d)   Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

        (e)   The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

        1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

        1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

        1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

        1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

        (a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

        (b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

        (c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

        (d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

        1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

        1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

        1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

        (b)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

        (c)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

        1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

Appendix C

Fairness Opinion of FIG Partners LLC

[LETTERHEAD OF FIG PARTNERS]

December 19, 2012

Visalia Community Bank
120 North Floral Street
Visalia, CA 93291

Members of the Board:

        We understand that Visalia Community Bank ("VCBank" or the "Company") intends to enter into an Agreement and Plan of Merger, dated as of December 19, 2012 (the "Agreement"), pursuant to which, among other things, the Company will merge into Central Valley Community Bancorp ("CVCY") in a 50% stock, 50% cash deal upon the effectiveness of such merger (the "Proposed Transaction"), each issued and outstanding share of the Company's common stock shall be converted into the right to receive 1,262,858 shares (based on CVCY's 20 day volume weighted average price (VWAP) of $8.75 on December 5, 2012) of CVCY's common stock (as defined in the Agreement) and $11,050,000 in cash at closing of the Transaction (the "Merger Consideration").

        In connection with the Merger and Agreement, you have requested our Opinion (the "Opinion") as to whether the Consideration to be paid to VCBank in connection with the Proposed Transaction is fair, from a financial point of view, to the shareholders of VCBank.

        FIG Partners LLC ("FIG"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of, the valuation of banking institutions. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and their affiliates may from time to time effect transactions and hold securities of the Company, to the extent that we have any such position as of the date of this Opinion it has been disclosed to the Company. This Opinion has been reviewed by FIG's compliance officer consistent with internal policy. In addition FIG has not had a material relationship with any party to the transaction for which we have received compensation during the prior two years.

        We were retained by the VCBank to act as one of its financial advisors in connection with the Proposed Transaction and in rendering this Opinion. We will receive compensation from VCBank in connection with our services and VCBank has agreed to indemnify us for certain liabilities arising out of our engagement.

        During the course of our engagement and for the purposes of the Opinion set forth herein, we have:

  (i)
  reviewed the Agreement and terms of the Proposed Transaction;

  (ii)
  reviewed certain historical publicly available business and financial information concerning VCBank and CVCY including among other things, quarterly and annual reports filed by the parties with the FDIC, the Federal Reserve and the SEC;

  (iii)
  reviewed certain internal financial statements and other financial and operating data concerning VCBank;

  (iv)
  analyzed certain financial projections prepared by the management of VCBank;

  (v)
  held discussions with members of the senior management of VCBank for the purpose of reviewing the future prospects of VCBank and CVCY, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the "Synergies") expected to be achieved as a result of the merger;

  (vi)
  reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

  (vii)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

        In rendering this Opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by VCBank and in the discussions with the Company. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of VCBank and CVCY that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for VCBank and CVCY are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of VCBank and CVCY. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of VCBank and CVCY or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

        We have assumed that the Proposed Transaction will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the proposed Transaction will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to VCBank and CVCY. In rendering this Opinion, we have consulted VCBank and CVCY and determined that there are no factors that would impede any necessary regulatory or governmental approval of the proposed Transaction.

        The Opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

        This letter is solely for the information of the Board of Directors of VCBank and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, information statement or tender offer document to be delivered to the holders of VCBank common stock in connection with the proposed Transaction if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

        Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the Opinion as of the date hereof that the Consideration to be paid to VCBank pursuant to the Agreement is fair, from a financial point of view, to the shareholders of VCBank.

Sincerely,
/s/ FIG PARTNERS, LLC FIG PARTNERS, LLC

Appendix D

Fairness Opinion of Sandler O'Neill + Partners, L.P.

[LETTERHEAD OF SANDER O'NEILL + PARTNERS]

December 19, 2012

Board of Directors
Central Valley Community Bancorp
7100 North Financial Drive, Suite 101
Fresno, CA 93720

Ladies and Gentlemen:

        Central Valley Community Bancorp ("Central Valley"), Central Valley Community Bank ("Bank") and Visalia Community Bank ("Visalia") have entered into a Plan of Merger and Merger Agreement, dated as of December 19, 2012 (the "Agreement"), pursuant to which Visalia will merge with and into the Bank, with the Bank as the surviving entity (the "Merger"). Under the terms of the Agreement, upon consummation of the Merger, each share of Visalia common stock issued and outstanding immediately prior to the Merger (the "Visalia Common Stock"), other than certain shares specified in the Agreement, will he converted into the right to receive (i) an amount in cash without interest equal to the quotient of the Aggregate Cash Consideration divided by the number of shares of Visalia Common Stock issued and outstanding immediately prior to the closing of the Merger (the "Cash Consideration") and (ii) a number of shares of Central Valley common stock equal the quotient of the Aggregate Stock Consideration divided by the number of Visalia Common Stock (the "Stock Consideration") . The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Central Valley.

        Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Central Valley that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Visalia that we deemed relevant; (iv) publicly available consensus earnings estimates for Central Valley for the quarter ending December 31, 2012, the year ended December 31, 2013 and financial projections for the years thereafter through 2017 determined based on discussions with senior management of Central Valley; (v) financial projections for Visalia for the years ending December 31, 2012 through 2017 based on discussions with senior management of Visalia and as adjusted based on discussions with senior management of Central Valley; (vi) the pro forma financial impact of the Merger on Central Valley based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Central Valley; (vii) a comparison of certain financial information for Central Valley and Visalia with similar institutions for which publicly available information is available; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Central Valley the business, financial condition, results of operations and prospects of Central Valley and held similar discussions with certain members of senior management of Visalia regarding the business, financial condition, results of operations and prospects of Visalia.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Central Valley and Visalia or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Central Valley and Visalia that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Central Valley and Visalia or any of their respective subsidiaries. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Central Valley and Visalia. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Central Valley and Visalia, or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Central Valley and Visalia. We have assumed, with your consent, that the respective allowances for loan losses for both Central Valley and Visalia are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        In preparing its analyses, Sandler O'Neill used publicly earnings projections and long-term growth rates for Central Valley as discussed with senior management of Central Valley and projections for Visalia as discussed with senior management of Visalia and as adjusted based on discussions with senior management of Central Valley. Sandler O'Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Central Valley. With respect to those projections, estimates and judgments, the respective managements of Central Valley and Visalia confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Central Valley and Visalia, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Central Valley' and Visalia's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Central Valley and Visalia will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Central Valley has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Central Valley has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Central Valley and Visalia and their affiliates.

        Our opinion is directed to the Board of Directors of Central Valley in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of either Central Valley and Visalia as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to Central Valley and does not address the underlying business decision of Central Valley to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Central Valley or the effect of any other transaction in which Central Valley might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O'Neill's prior written consent. This Opinion has been approved by Sandler O'Neill's fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to Central Valley from a financial point of view.

Very truly yours,
/s/ SANDLER O'NEILL & PARTNERS, L.P.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        The Bylaws of Central Valley Community Bancorp provide that Central Valley Community Bancorp shall, to the maximum extent and in the manner permitted by the California Corporations Code (the "Code"), indemnify each of its directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director of Central Valley Community Bancorp. Furthermore, pursuant to Central Valley Community Bancorp's Articles of Incorporation and Bylaws, Central Valley Community Bancorp has power, to the maximum extent and in the manner permitted by the Code, to indemnify its employees, officers and agents (other than directors) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee, officer or agent of Central Valley Community Bancorp.

        Under Section 317 of the Code, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made: (1) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper, (2) of amounts paid in settling or otherwise disposing of a pending action without court approval, and (3) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

        Central Valley Community Bancorp's Bylaws also provide that Central Valley Community Bancorp shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them, whether or not Central Valley Community Bancorp would have the power to indemnify them against such liability under provisions of applicable law or the provisions of Central Valley Community Bancorp's Bylaws. Each of the directors and executive officers of Central Valley Community Bancorp has an indemnification agreement with Central Valley Community Bancorp that provides that Central Valley Community Bancorp shall indemnify such person to the full extent authorized by the applicable provisions of the Code and further provide advances to pay for any expenses which would be subject to reimbursement. Central Valley Community Bancorp is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its Bylaws.

        The foregoing summaries are necessarily subject to the complete text of the statute, Articles of Incorporation, Bylaws and agreements referred to above and are qualified in their entirety by reference thereto.

Item 21.    Exhibits and Financial Statement Schedules

  a.
  Exhibits

  The exhibits list required by this Item is incorporated by reference to the Exhibit Index included with this registration statement.

  b.
  Financial Statement Schedules

        None

Item 22.    Undertakings

        The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (5)
  That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6)
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  (7)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (8)
  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to its Registration Statement on Form S-4 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Fresno, State of California, on May 8, 2013.

Central Valley Community Bancorp
By:	/s/ DANIEL J. DOYLE President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ DANIEL J. DOYLE
Daniel J. Doyle, President and Chief Executive Officer and Director (principal executive officer)		Date: May 8, 2013
/s/ DAVID A. KINROSS
David A. Kinross, Senior Vice President and Chief Financial Officer (principal accounting officer and principal financial officer)		Date: May 8, 2013
*
Daniel N. Cunningham, Chairman of the Board and Director		Date: May 8, 2013
*
Sidney B. Cox, Director		Date: May 8, 2013
*
Edwin S. Darden, Director		Date: May 8, 2013
*
Steven D. McDonald, Director		Date: May 8, 2013
*
Louis McMurray, Director		Date: May 8, 2013
*
William S. Smittcamp, Director		Date: May 8, 2013
*
Joseph B. Weirick, Director		Date: May 8, 2013
*By:	/s/ DANIEL J. DOYLE Daniel J. Doyle, attorney-in-fact

 Exhibit Index

Exhibit No.	Description of Exhibit
2	Agreement and Plan of Reorganization and Merger dated December 19, 2012, by and among Central Valley Community Bancorp, Central Valley Community Bank and Visalia Community Bank (included in Part I as Appendix A)
5	Opinion of Downey Brand LLP as to validity of shares being registered (filed with Registration Statement Amendment No. 1 on April 26, 2013)
8	Opinion of Downey Brand LLP regarding certain tax matters
9.1	Form of Voting Agreement (included as attachment to Appendix A)
10.1	Employment Agreement dated March 28, 2013 between Thomas J. Beene and Central Valley Community Bank. (filed with Registration Statement Amendment No. 1 on April 26, 2013)
10.2	Amended and Restated Salary Continuation Agreement between Thomas J. Beene and Visalia Community Bank dated September 21, 2006. (filed with Registration Statement Amendment No. 1 on April 26, 2013)
10.3	Amended and Restated Salary Continuation Agreement between Thomas J. Beene and Visalia Community Bank dated March 24, 2011. (filed with Registration Statement Amendment No. 1 on April 26, 2013)
10.4	Form of Director Retirement Agreement of Visalia Community Bank. (filed with Registration Statement Amendment No. 1 on April 26, 2013)
10.5	Form of Director Deferred Fee Agreement of Visalia Community Bank. (filed with Registration Statement Amendment No. 1 on April 26, 2013)
10.6	Stay Bonus letter agreement between Visalia Community Bank and Renee Savage dated December 19, 2012
10.7	Stay Bonus letter agreement between Visalia Community Bank and Roger White dated December 19, 2012
23.1	Consent of Downey Brand LLP (included in Exhibits 5 and 8)
23.2	Consent of Crowe Horwath LLP
23.3	Consent of Crowe Horwath LLP
23.4	Consent of Perry-Smith LLP
23.5	Consent of Sandler O'Neill & Partners, L.P. (filed as an exhibit to the Registration Statement on March 14, 2013)
23.6	Consent of FIG Partners LLC (filed as an exhibit to the Registration Statement on March 14, 2013)
24	Power of Attorney of directors and certain officers of the Registrant (included in signature page of Registration Statement filed on March 14, 2013)
99.1	Form of Proxy of Visalia Community Bank (common stock) (filed as an exhibit to the Registration Statement on March 14, 2013)
99.2	Form of Proxy of Visalia Community Bank (Series B Preferred Stock) (filed as an exhibit to the Registration Statement on March 14, 2013)